12027490

Electronic Arts Inc.
Fiscal Year 2012
Proxy Statement and Annual Report

Notice of 2012 Annual Meeting and Proxy Statement

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June 8, 2012

DEAR FELLOW STOCKHOLDERS:

You are cordially invited to join us at our 2012 Annual Meeting of Stockholders on July 26, 2012 at 2:00 p.m. The meeting will be held at the headquarters campus of Electronic Arts in Building 250 (please note that the street address for Building 250 is 250 Shoreline Drive, Redwood City, California). For your convenience, we are also pleased to offer a live audio webcast of our Annual Meeting on the Investor Relations section of our web site at *http://investor.ea.com*. At this meeting, we are asking the stockholders to:

- Elect Leonard S. Coleman, Jay C. Hoag, Jeffrey T. Huber, Geraldine B. Laybourne, Gregory B. Maffei, Vivek Paul, Lawrence F. Probst III, John S. Riccitiello, Richard A. Simonson, and Luis A. Ubiñas to the Board of Directors to hold office for a one-year term;
- Approve amendments to our 2000 Equity Incentive Plan;
- Approve our Executive Bonus Plan;
- Cast an advisory vote on the compensation of the named executive officers; and
- Ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2013.

After the meeting, we will report on our recent performance and answer your questions.

Details regarding admission to the meeting and the business to be conducted are described in the Notice of Internet Availability of Proxy Materials ("Notice") you received in the mail and in this Proxy Statement. We have also made available a copy of our Annual Report for the fiscal year ended March 31, 2012 with this Proxy Statement. We encourage you to read our Annual Report. It includes our audited financial statements and provides information about our business.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible. You may vote over the internet, by telephone or, if you requested to receive printed proxy materials, by mailing a proxy or voting instruction card. Please review the instructions on each of your voting options described in this Proxy Statement, as well as in the Notice you received in the mail.

Thank you for your ongoing support of Electronic Arts.

Sincerely,

John S. Riccitiello
Chief Executive Officer

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Notice of 2012 Annual Meeting of Stockholders

DATE: July 26, 2012

TIME: 2:00 p.m. local time

PLACE: ELECTRONIC ARTS' HEADQUARTERS
Building 250*
209 Redwood Shores Parkway
Redwood City, CA 94065

** Please note: Building 250 is located on the headquarters campus at 250 Shoreline Drive*

MATTERS TO BE VOTED UPON:

Agenda Item	Board of Directors' Recommendation
1. The election of Leonard S. Coleman, Jay C. Hoag, Jeffrey T. Huber, Geraldine B. Laybourne, Gregory B. Maffei, Vivek Paul, Lawrence F. Probst III, John S. Riccitiello, Richard A. Simonson, and Luis A. Ubiñas to the Company's Board of Directors to hold office for a one-year term;	FOR
2. Approval of amendments to the 2000 Equity Incentive Plan;	FOR
3. Approval of the Executive Bonus Plan;	FOR
4. Advisory vote on the compensation of the named executive officers;	FOR
5. Ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2013; and	FOR
6. Any other matters that may properly come before the meeting.	

Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

Stockholders of record as of the close of business on June 4, 2012 are entitled to notice of the meeting and to attend and vote at the meeting. A complete list of these stockholders will be available at Electronic Arts' headquarters prior to the meeting.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we encourage you to read this Proxy Statement and submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the instructions on the Notice of Internet Availability of Proxy Materials ("Notice") you received in the mail, the section titled "Commonly Asked Questions and Answers" beginning on page 2 of this Proxy Statement or, if you requested to receive printed proxy materials, your enclosed proxy card. This Proxy Statement and our Annual Report on Form 10-K for fiscal year ended March 31, 2012, are available at http://investor.ea.com.

By Order of the Board of Directors,

Stephen G. Bené
Senior Vice President, General Counsel
and Corporate Secretary

TABLE OF CONTENTS

PROXY STATEMENT

Our Board of Directors is soliciting proxies for the 2012 Annual Meeting of Stockholders. The proxy materials, including this Proxy Statement and our Annual Report, proxy card and voting instructions, contain important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read them carefully.

The Board of Directors has set June 4, 2012 as the record date for the meeting. Stockholders who owned common stock on that date are entitled to notice of the meeting, and to attend and vote at the meeting, with each share entitled to one vote. There were 317,869,887 shares of common stock outstanding on the record date.

In accordance with rules and regulations adopted by the U.S. Securities and Exchange Commission (the "SEC"), we are providing stockholders with access to our proxy materials by providing such documents on the internet. The Notice of 2012 Annual Meeting of Stockholders, Proxy Statement, our 2012 Annual Report and form of proxy were distributed and/or made available via the internet to stockholders on or about June 8, 2012. Stockholders will have the ability to access the proxy materials on a website referred to in the Notice of Internet Availability of Proxy Materials (the "Notice") or request a printed set of the proxy materials be sent to them, by following the instructions in the Notice.

The proxy card provides instructions on how to inform us to send future proxy materials to you electronically by email. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it. ***We encourage you to choose to receive future proxy materials by email. Doing so will allow us to provide you with the information you need in a more timely manner, will save us the cost of printing and mailing documents to you, and will help conserve natural resources.***

In this Proxy Statement:

- "EA", "we", "our" and "the Company" mean Electronic Arts Inc.
- "2000 Equity Plan" and "Equity Plan" mean EA's 2000 Equity Incentive Plan.
- "Executive Bonus Plan" means EA's Executive Bonus Plan.
- Holding shares in "street name" means your EA shares are held in an account at a bank, brokerage firm or other nominee.
- "Common stock" means EA's common stock, as described in EA's current Amended and Restated Certificate of Incorporation.
- "Fiscal 2013", "fiscal 2012", "fiscal 2011", "fiscal 2010", "fiscal 2009" and "fiscal 2008" refer to EA's fiscal years ending or ended (as the case may be) on March 31, 2013, 2012, 2011, 2010, 2009 and 2008, respectively. For simplicity of disclosure, fiscal periods are referred to as ending on a calendar month end, even though our fiscal year is reported on a 52- or 53-week period that ends on the Saturday nearest March 31. Our results of operations for the fiscal year ended March 31, 2012 contained 52 weeks and ended on March 31, 2012.
- We use "independent auditors" to mean an independent registered public accounting firm.
- "Annual Report" and "2012 Annual Report" mean our annual report for the fiscal year ended March 31, 2012.

In this Proxy Statement, we may make forward-looking statements regarding future events or the future financial performance of the Company. Statements including words such as "anticipate", "believe" , "estimate" or "expect" and statements in the future tense are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual events or actual future results to differ materially from those set forth in the forward-looking statements. Please refer to Electronic Arts' latest Annual Report for a discussion of important factors that could cause actual events or actual results to differ materially from those discussed in this Proxy Statement. These forward-looking statements speak only as of the date of this Proxy Statement; we assume no obligation to, and do not necessarily intend to, update these forward-looking statements.

VOTING YOUR SHARES

Your vote is important. Whether or not you plan to attend the Annual Meeting, we encourage you to read this Proxy Statement and submit your proxy card or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the instructions on the Notice you received in the mail, the section entitled "Commonly Asked Questions and Answers" set forth below in this Proxy Statement or, if you requested to receive printed proxy materials, your enclosed proxy card.

COMMONLY ASKED QUESTIONS AND ANSWERS

Why am I receiving these materials?

Our Board of Directors has made these materials available to you on the internet or, upon your request, has delivered printed proxy materials to you in connection with the solicitation of proxies for use at our 2012 Annual Meeting of Stockholders, which will take place on Thursday, July 26, 2012 at 2:00 p.m. local time, at our corporate headquarters in Redwood City, California. This Proxy Statement describes proposals on which you, as a stockholder, are being asked to vote. It also gives you information on these proposals, as well as other information so that you can make an informed decision. As a stockholder, you are invited to attend the Annual Meeting and are requested to vote on the items of business described in this Proxy Statement.

Why did I receive a Notice in the mail regarding the internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules adopted by the SEC, we may furnish proxy materials, including this Proxy Statement and our Annual Report, to our stockholders by providing access to such documents on the internet instead of mailing printed copies. Most stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice, which was mailed to most of our stockholders, provides instructions on how to access and review all of the proxy materials on the internet. The Notice also describes how you may submit your proxy on the internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice.

Can I vote my shares by filling out and returning the Notice?

No, however, the Notice provides instructions on how to vote by internet, by mail by requesting and returning a paper proxy card, or by submitting a ballot in person at the Annual Meeting.

Who can vote at the Annual Meeting?

Stockholders who owned common stock on June 4, 2012 may attend and vote at the Annual Meeting. If your shares are registered directly in your name with our transfer agent, Wells Fargo Shareowner Services, you are considered, with respect to those shares, the stockholder of record. As the stockholder of record, you have the right to vote in person at the meeting. If your shares are held in a brokerage account or by another nominee or trustee, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you are also invited to attend the meeting. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from your broker, nominee, or trustee that holds your shares, giving you the right to vote the shares at the meeting. Each share of common stock is entitled to one vote.

What am I voting on?

We are asking you to:

- Elect Leonard S. Coleman, Jay C. Hoag, Jeffrey T. Huber, Geraldine B. Laybourne, Gregory B. Maffei, Vivek Paul, Lawrence F. Probst III, John S. Riccitiello, Richard A. Simonson, and Luis A. Ubiñas to the Board of Directors to hold office for a one-year term;
- Approve amendments to the Company's 2000 Equity Incentive Plan to increase the number of shares of common stock authorized under the Equity Plan by 6,180,000 shares, and to increase the limit on the number of shares that may be covered by equity awards to eligible persons under the Equity Plan in a fiscal year;

- Approve the Company's Executive Bonus Plan;
- Cast an advisory vote on the compensation of the Company's named executive officers; and
- Ratify the appointment of KPMG LLP as the Company's independent auditors for the fiscal year ending March 31, 2013.

How do I vote my shares if I won't be able to attend the Annual Meeting in person?

You do not need to attend the Annual Meeting in person in order to vote. You may, instead, vote over the internet, by telephone or by mail (if you have requested printed proxy materials). By doing so, you are giving a proxy appointing John S. Riccitiello (the Company's Chief Executive Officer), Kenneth A. Barker (the Company's Interim Chief Financial Officer), and Stephen G. Bené (the Company's Senior Vice President, General Counsel and Corporate Secretary) or any of them, each with power of substitution, to vote your shares at the meeting as you have instructed. If a proposal comes up for a vote at the meeting for which you have not indicated an instruction, Mr. Riccitiello, Mr. Barker and Mr. Bené, or any one of them, will vote your shares according to their best judgment. Even if you currently plan to attend the meeting, it is a good idea to vote on the internet, by telephone or, if you received printed proxy materials, to complete and return your proxy card before the meeting date, in case your plans change.

- ***By Internet or Telephone*** — If you have internet access, you may submit your proxy online by following the instructions provided in the Notice or, you may vote by internet or telephone by following the instructions provided on your proxy card or voting instruction card.
- ***By Mail*** — If you request printed proxy materials, you may submit your proxy by mail by signing your proxy card or, for shares held in street name, by following the voting instructions included by your broker, trustee or nominee, and mailing it in the enclosed, postage-paid envelope. If you provide specific voting instructions, your shares will be voted as you have instructed.

Proxy Statement

What does it mean if I receive more than one Notice or proxy card?

It means that you have multiple accounts at the transfer agent or with brokers. Please complete and return all proxy cards, or follow the instructions on each proxy card to vote by telephone or over the internet, to ensure that all your shares are voted.

What if I change my mind after I give my proxy?

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by:

- Sending a signed statement to the Company that the proxy is revoked (you may send such a statement to the Company's Secretary at our corporate headquarters address listed on the Notice of 2012 Annual Meeting of Stockholders);
- Signing another proxy with a later date;
- Voting by telephone or on the internet at any time prior to 11:59 p.m. Eastern Time on July 25, 2012 (your latest vote is counted); or
- Voting in person at the meeting.

Your proxy will not be revoked if you attend the meeting but do not vote.

Who will count the votes?

A representative of Broadridge Financial Solutions will tabulate the votes and act as the inspector of election.

How many shares must be present to hold the meeting?

To hold the meeting and conduct business, a majority of EA's outstanding voting shares as of June 4, 2012 must be present or represented by proxies at the meeting. On June 4, 2012, a total of 317,869,887 shares of common stock were outstanding and entitled to vote. Shares representing a majority, or at least 158,934,944 shares, of these votes must be present in person or by proxy. This is called a quorum.

Shares are counted as present at the meeting if:

- They are voted in person at the meeting, or
- The stockholder has voted via the internet, telephone or a properly submitted proxy card.

How are votes counted?

You may vote "for", "against" or "abstain" on each of the proposals. A share voted "abstain" with respect to any proposal is considered as present and entitled to vote with respect to that proposal, but is not considered a vote cast with respect to that proposal. Therefore, an abstention will not have any effect on the election of directors. Because each of the other proposals requires the affirmative vote of the holders of a majority of the shares present and entitled to vote on each such proposal in order to pass, abstentions could prevent the approval of these other proposals because they do not count as affirmative votes. If you sign and return your proxy without voting instructions, your shares will be voted as recommended by the Board of Directors.

What is the effect of a "broker non-vote" on the proposals to be voted on at the 2012 Annual Meeting?

If your shares are not registered in your name and you do not provide your broker, bank or other nominee with voting instructions, your shares may constitute "broker non-votes." Broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owners and instructions are not given. These matters are referred to as "non-routine" matters. All of the matters scheduled to be voted on at the 2012 Annual Meeting are "non-routine," except for the proposal to ratify the appointment of KPMG LLP as our independent auditors for fiscal 2013. In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered votes cast on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker or other nominee as to how you wish your shares to be voted.

How many votes must the nominees have to be elected as directors?

In an uncontested election, EA's bylaws require each nominee to receive more votes cast "for" than "against" his or her election or re-election in order to be elected or re-elected to the Board of Directors. Since we are not aware of any intention by any stockholder to nominate one or more candidates to compete with the Board of Directors' nominees for election at the 2012 Annual Meeting, the 2012 election will be uncontested.

In accordance with our Corporate Governance Guidelines, the Board of Directors expects an incumbent director to tender his or her resignation if he or she fails to receive the required number of votes for election or re-election in an uncontested election. In such an event, the Nominating and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by the Board of Directors. The Board of Directors expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. The Nominating and Governance Committee and the Board of Directors may consider any factors they deem relevant in deciding whether to recommend/accept a director's resignation. The Board of Directors will act on the Nominating and Governance Committee's recommendation within 90 days from the date of the certification of election results and will publicly disclose its decision promptly thereafter.

Shares represented by your proxy will be voted by EA's management "for" the election of the ten nominees recommended by EA's Board of Directors unless you vote against any or all of such nominees or you mark your proxy to "abstain" from so voting. Abstentions and broker non-votes will have no effect on the outcome of the director elections.

What happens if one or more of the nominees is unable to stand for election?

The Board of Directors may reduce the number of directors or select a substitute nominee. In the latter case, if you have completed and returned your proxy card, Mr. Riccitiello, Mr. Barker, and Mr. Bené, or any of them, shall have the discretion to vote your shares for a substitute nominee. They cannot vote for more than ten nominees.

How many votes are required to approve each of the proposals?

The Equity Plan amendments, the approval of the Executive Bonus Plan, the advisory vote on the compensation of the named executive officers and the ratification of independent auditors must receive a "for" vote of a majority of the voting shares present at the meeting in person or by proxy and voting for or against these proposals. As an advisory vote, the proposal on the compensation of the named executive officers is non-binding. Although the vote is non-binding, the Board of Directors and the Executive Compensation and Leadership Committee value the opinions of our stockholders, and will consider the outcome of the vote, along with other relevant factors, in evaluating its compensation program for our named executive officers.

Where do I find the voting results of the meeting?

We will announce preliminary voting results at the meeting. We will also publish the final results on Form 8-K, which we will file with the SEC within four business days after the Annual Meeting. Once filed, you can request a copy of the Form 8-K by contacting our Investor Relations department at (650) 628-7352 or the SEC at (800) SEC-0330 for the location of its nearest public reference room. You can also get a copy on the internet at *http://investor.ea.com* or through the SEC's electronic data system called EDGAR at *www.sec.gov*.

Who will pay for this proxy solicitation?

We will bear the costs of soliciting proxies from our stockholders. These costs include preparing, assembling, printing, mailing and distributing the notices, proxy statements, proxy cards and annual reports. If you choose to access the proxy materials and/or vote over the internet, you are responsible for internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. In addition, some of our officers, directors, employees and other agents may also solicit proxies personally, by telephone and by electronic and regular mail, and we will pay these costs. EA will also reimburse brokerage houses and other custodians for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to the beneficial owners of common stock.

Who can I call with any questions about my shares?

If you hold shares in "street name", you may contact your broker. If you are a stockholder of record, you may call our transfer agent, Wells Fargo Shareowner Services, at (800) 468-9716 (or (651) 450-4064 for international callers) or visit their web site at *www.wellsfargo.com/shareownerservices*.

PROPOSALS TO BE VOTED ON

PROPOSAL 1: ELECTION OF DIRECTORS

At the Annual Meeting, stockholders will elect ten directors to hold office for a one-year term until the next annual meeting (or until their respective successors are elected and qualified). All nominees have consented to serve a one-year term, if elected.

In May 2012, Linda J. Srere announced her retirement from the Board of Directors, effective as of the date of the commencement of the 2012 Annual Meeting of Stockholders, and therefore will not stand for re-election. Accordingly, immediately upon Ms. Srere's retirement at the commencement of the 2012 Annual Meeting, the authorized size of the Board of Directors will be reduced to ten directors.

The Board of Directors has nominated the following directors to stand for re-election:

- Leonard S. Coleman
- Jeffrey T. Huber
- Geraldine B. Laybourne
- Gregory B. Maffei
- Vivek Paul
- Lawrence F. Probst III
- John S. Riccitiello
- Richard A. Simonson
- Luis A. Ubiñas

In addition, the Board of Directors has nominated the following director to stand for election for the first time this year:

- Jay C. Hoag

Mr. Hoag was appointed to the Board of Directors on September 6, 2011.

Required Vote and Board of Directors' Recommendation

In accordance with our bylaws, if EA's Corporate Secretary has not received timely and proper notice from a stockholder indicating an intention to nominate one or more candidates to compete with the Board of Directors' nominees in a director election, or if such stockholder has withdrawn all such nominations by the tenth day preceding the date on which we first mail our notice of meeting to stockholders, then the election of directors will be considered "uncontested." The 2012 election will be uncontested. As such, each nominee must receive more votes cast "for" than "against" his or her re-election or election, as the case may be, in order to be re-elected or elected, as the case may be, to the Board of Directors. Shares represented by your proxy will be voted by the proxy holders "for" the election of the ten nominees recommended by EA's Board of Directors unless you vote "against" any or all of such nominees or you mark your proxy to "abstain" from so voting. Abstentions and broker non-votes will have no effect on the outcome of the director elections.

In accordance with our Corporate Governance Guidelines, the Board of Directors expects a director to tender his or her resignation if he or she fails to receive the required number of votes for election or re-election in an uncontested election. The Board of Directors shall nominate for election or re-election as director only candidates who have previously tendered or, in the case of candidates who have not yet become members of the Board of Directors, have agreed to tender promptly following the annual meeting at which they are elected as director, irrevocable resignations that will be effective upon (i) a failure to receive the required majority vote at the next annual or special meeting at which they face re-election in an uncontested election, and (ii) the Board of Directors' acceptance of such resignation. In addition, the Board of Directors shall fill director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board of Directors, the same form of irrevocable resignation tendered by other directors in accordance with these guidelines.

If an incumbent director fails to receive the required majority vote in an uncontested election, the Nominating and Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit such recommendation for prompt consideration by the Board of Directors. The Board of Directors expects the director whose resignation is under consideration to abstain from participating in any decision regarding that resignation. The Nominating and Governance Committee and the Board of Directors may consider any factors they deem relevant in deciding whether to recommend/accept a director's resignation. The Board of Directors will act on the Nominating and Governance Committee's recommendation within 90 days from the date of the certification of election results and will publicly disclose its decision promptly thereafter.

The Board of Directors recommends a vote FOR each of the nominees.

DIRECTOR BIOGRAPHIES

Each of the following directors has been nominated for re-election or election, as the case may be, at the 2012 Annual Meeting. As set forth below, we believe each of these directors brings a valuable and unique perspective to the Board of Directors and has the necessary experience, skills and attributes to serve on the Board of Directors and contribute to its overall effectiveness.

Leonard S. Coleman
Director since 2001
Mr. Coleman, age 63, served as Senior Advisor to Major League Baseball from 1999 until 2005 and, from 2001 to 2002, was the Chairman of ARENACO, a subsidiary of Yankees/Nets. Mr. Coleman was President of The National League of Professional Baseball Clubs from 1994 to 1999, having previously served since 1992 as Executive Director, Market Development of Major League Baseball. Mr. Coleman currently serves on the Board of Directors of the following public companies: Avis Budget Group, Churchill Downs Inc., H.J. Heinz Corporation and Omnicom Group Inc. Mr. Coleman also served as a director of Cendant Corporation and Aramark Corporation during the last five years.

Mr. Coleman brings a wealth of public sector, international and sports industry experience to the Board of Directors from his years of service on the boards of directors for numerous large, public companies and his involvement in diverse public-service organizations, as well as his extensive knowledge of the sports industry. Based on these experiences, qualifications and attributes, the Board of Directors has concluded that Mr. Coleman is qualified to serve as a director.

Jay C. Hoag
Director since 2011
Mr. Hoag, age 54, co-founded Technology Crossover Ventures, a leading provider of growth capital to technology companies, in 1995 and serves as its Founding General Partner. Prior to co-founding Technology Crossover Ventures, Mr. Hoag was a Managing Director at Chancellor Capital Management, where he spent more than 12 years as a technology-focused venture capitalist and fund manager. Mr. Hoag serves on the Board of Directors of Netflix, Inc., TechTarget, Inc. and Zillow Inc. and also serves on the Board of Trustees of Northwestern University and Menlo School, and on the Investment Advisory Board of the University of Michigan. Mr. Hoag also served as a director of The Street, Inc. during the past five years. Mr. Hoag holds a B.A. from Northwestern University and an M.B.A. from the University of Michigan.

As a venture capital investor, Mr. Hoag brings strategic insight and financial experience to the Board of Directors. He has evaluated, invested in and served as a board member on numerous companies, both public and private, and is familiar with a full range of corporate and board functions. His many years of experience in helping companies shape and implement strategy provide the Board of Directors with useful perspectives on matters such as risk management, corporate governance, talent selection and management. Based on these experiences, qualifications and attributes, the Board of Directors has concluded that Mr. Hoag is qualified to serve as a director.

Jeffrey T. Huber
Director since 2009
Mr. Huber, age 44, is Senior Vice President at Google Inc., where he has worked since 2003. From 2001 to 2003, Mr. Huber served as Vice President of Architecture and Systems Development at eBay Inc. Prior to joining eBay, Mr. Huber was Senior Vice President of Engineering at Excite@Home, where he worked from 1996 to 2001. Earlier in his career, he was a Technology Consultant with McKinsey & Company and founded a software development start-up. Mr. Huber holds a B.S. degree in Computer Engineering from the University of Illinois and a Masters degree from Harvard University.

Mr. Huber has extensive experience operating and managing consumer online companies; including relevant background and experience in large scale online infrastructure and technology. Based on these experiences, qualifications and attributes, the Board of Directors has concluded that Mr. Huber is qualified to serve as a director.

Geraldine B. Laybourne
Director since 2008
Ms. Laybourne, age 65, founded Oxygen Media, a cable television network, in 1998 and served as its Chairman and Chief Executive Officer until November 2007, when the network was acquired by NBC Universal. Prior to founding Oxygen, Ms. Laybourne spent 16 years at Nickelodeon, a cable television network. From 1996 to 1998, Ms. Laybourne served as President of Disney/ABC Cable Networks, a cable television network, where she was responsible for overseeing cable programming for the Walt Disney Company and ABC. Ms. Laybourne serves on the Board of Directors of Symantec Corporation and J.C. Penney Company, Inc. and also serves on the Board of Trustees of Vassar College. Ms. Laybourne also served as a director of Move.com during the past five years. In 2010, Ms. Laybourne became the Chairman of the Board of Alloy Media, Inc., a private company.
Ms. Laybourne holds a B.A. degree from Vassar College and an M.S. from the University of Pennsylvania.

Ms. Laybourne has extensive executive experience in the entertainment industry, including a deep understanding of the unique and valuable women's and children's markets. Based on these experiences, qualifications and attributes, the Board of Directors has concluded that Ms. Laybourne is qualified to serve as a director.

Gregory B. Maffei
Director since 2003
Mr. Maffei, age 52, has served as President and Chief Executive Officer of Liberty Interactive Corporation, which owns interests in video and digital commerce businesses, since February 2006. He was CEO-Elect of Liberty Interactive from November 2005 through February 2006. Mr. Maffei has also served as President and Chief Executive Officer of Liberty Media Corporation since May 2007. Liberty Media Corporation owns media, communications and entertainment businesses. Before joining Liberty Interactive Corporation, Mr. Maffei served as President and Chief Financial Officer of Oracle Corporation in 2005, and served as Chief Executive Officer of 360networks Corporation, a broadband telecom service provider, from 2000 until June 2005. Mr. Maffei was the Chief Financial Officer for Microsoft Corporation from 1997 to 2000. Mr. Maffei currently serves on the Board of Directors of Liberty Interactive Corporation, Liberty Media Corporation, Barnes & Noble, Inc., Live Nation Entertainment, Inc., Sirius XM Radio Inc., and Zillow, Inc. Mr. Maffei served as a director of DIRECTV and its predecessor, from February 2008 to June 2010. Mr. Maffei received an A.B. from Dartmouth College and an M.B.A. from Harvard Business School where he was a Baker Scholar.

Mr. Maffei's public board positions at Liberty Interactive and Liberty Media are part of his responsibilities as Chief Executive Officer of those companies, and his service on the public company boards at Sirius XM Radio Inc., Barnes & Noble, Inc. and Live Nation Entertainment, Inc. is due to Liberty Media's equity investments in those companies and thus, should be viewed as part of his Chief Executive Officer responsibilities at Liberty Media. EA's Board of Directors and Zillow, Inc.'s Board of Directors are Mr. Maffei's sole outside public company boards unrelated to his duties at Liberty Media and Liberty Interactive.

Mr. Maffei has extensive operating, financial and investment experience in the technology, media and telecom sectors with some of the largest and most successful companies in their relevant industries. In addition, Mr. Maffei serves on our Audit Committee, and he qualifies as an audit committee financial expert (as defined in the applicable rules of the SEC) and is financially sophisticated within the meaning of the NASDAQ Stock

Market Rules. Based on these experiences, qualifications and attributes, the Board of Directors has concluded that Mr. Maffei is qualified to serve as a director.

Vivek Paul
Director since 2005
Mr. Paul, age 53, is the founder of Akansa Capital, an investment firm. Mr. Paul was a partner at TPG (formerly Texas Pacific Group) from October 2005 to August 2008. From July 1999 to September 2005, Mr. Paul served as Vice Chairman of the Board of Directors of Wipro, Ltd., a provider of integrated business, technology and process solutions, and Chief Executive Officer of Wipro Technologies, Wipro's global information technology, product engineering, and business process services segments. From January 1996 to July 1999, Mr. Paul was General Manager of Global CT Business at General Electric, Medical Systems Division. From March 1993 to December 1995, he served as President and Chief Executive Officer of Wipro GE Medical Systems Limited. Mr. Paul holds a Bachelor of Engineering from the Birla Institute of Technology and Science, and an M.B.A. from the University of Massachusetts, Amherst.

Mr. Paul brings to the Board of Directors his past experience as the Vice Chairman of a large public company and Chief Executive Officer of its dominant business. He has extensive international business knowledge, particularly in emerging markets, and expertise in financial evaluation of business plans, mergers and acquisitions and risk scenarios. Based on these experiences, qualifications and attributes, the Board of Directors has concluded that Mr. Paul is qualified to serve as a director.

Lawrence F. Probst III
Director since 1991, Chairman since 1994
Mr. Probst, age 62, was employed by EA from 1984 to September 2008. He has served as Chairman of the Board of Directors since July 1994 and, from May 1991 until April 2007, also served as our Chief Executive Officer. Previously Mr. Probst served as President from 1991 until 1998. Mr. Probst serves as the Chairman of the Board of Directors of the U.S. Olympic Committee. Mr. Probst holds a B.S. degree from the University of Delaware.

Mr. Probst served as the Company's Chief Executive Officer for more than fifteen years and has served as the Chairman of the Board of Directors for nearly eighteen years. Mr. Probst contributes to the Board of Directors his deep understanding of the Company's operational and strategic business goals and direct experience with Company and industry-specific opportunities and challenges. Based on these experiences, qualifications and attributes, the Board of Directors has concluded that Mr. Probst is qualified to serve as a director.

John S. Riccitiello
Director since 2007
Mr. Riccitiello, age 52, has served as Chief Executive Officer and a director of EA since April 2007. Prior to re-joining EA, he was a co-founder and Managing Partner at Elevation Partners, a private equity fund. From October 1997 to April 2004, Mr. Riccitiello served as President and Chief Operating Officer of EA. Prior to joining EA, Mr. Riccitiello served as President and Chief Executive Officer of the worldwide bakery division at Sara Lee Corporation. Before joining Sara Lee, he served as President and Chief Executive Officer of Wilson Sporting Goods Co. and has also held executive management positions at Haagen-Dazs, PepsiCo, Inc. and The Clorox Company. He serves on the Board of Directors of the University of California, Berkeley Haas School of Business and on the Board of Councilors of the University of Southern California School of Cinematic Arts. Mr. Riccitiello holds a B.S. degree from the University of California, Berkeley.

Mr. Riccitiello has served as the Company's Chief Executive Officer since April 2007. In addition to the extensive executive management experience noted above, we believe it is crucial to have the perspective of the Company's Chief Executive Officer represented on the Board of Directors to provide direct insight into the Company's day-to-day operation and strategic vision. Based on these experiences, qualifications and attributes, the Board of Directors has concluded that Mr. Riccitiello is qualified to serve as a director.

Richard A. Simonson
Director since 2006, Lead Director since 2009
Mr. Simonson, age 53, served as President, Business Operations and Chief Financial Officer of Rearden Commerce from April 2011 through May 2012. From 2001 to 2010, Mr. Simonson held a number of executive

positions at Nokia Corporation, including Executive Vice President, Head of Mobile Phones and Sourcing, Chief Financial Officer, and Vice President & Head of Customer Finance of Nokia. In 2001, Mr. Simonson was Managing Director of the Telecom & Media Investment Banking Group of Barclays Capital. Prior to joining Barclays Capital, Mr. Simonson spent 16 years at Bank of America Securities where he held various positions, including Managing Director & Head of Global Project Finance, Global Corporate & Investment Bank, San Francisco and Chicago. Mr. Simonson is also a director of Silver Spring Networks. Mr. Simonson holds a B.S. degree from the Colorado School of Mines and an M.B.A. from Wharton School of Business at the University of Pennsylvania.

Mr. Simonson has extensive financial expertise, corporate governance and risk management experience. He also has extensive experience with the strategic and operational challenges of leading a global company. Based on these experiences, qualifications and attributes, the Board of Directors has concluded that Mr. Simonson is qualified to serve as a director.

Luis A. Ubiñas
Director since 2010
Mr. Ubiñas, age 49, has served as President of the Ford Foundation since January 2008. Prior to joining the Ford Foundation, Mr. Ubiñas spent 18 years with McKinsey & Company, where he held various positions, including Managing Director of the firm's west coast media practice working with technology, telecommunications and media companies. Mr. Ubiñas serves on the World Bank Advisory Council of Global Foundation Leaders, the UN Permanent Advisory Memorial Committee, the U.S. Advisory Committee on Trade Policy and Negotiation and the board of the New York Public Library. He holds a B.A. degree from Harvard College and an M.B.A. from Harvard Business School, and is a fellow of the American Academy of Arts and Sciences.

Mr. Ubiñas has extensive experience in business management and operations from his experience currently overseeing the more than $10 billion in assets and over $500 million in annual giving by the Ford Foundation. In addition, through his prior consulting experience, he has worked with technology, telecommunications and media companies in understanding the challenges and opportunities that they face. Based on these experiences, qualifications and attributes, the Board of Directors has concluded that Mr. Ubiñas is qualified to serve as a director.

DIRECTOR INDEPENDENCE

Our Board of Directors has determined that each of our non-employee directors qualifies as an "independent director" as that term is used in the NASDAQ Stock Market Rules. Mr. Riccitiello, our current Chief Executive Officer ("CEO"), does not qualify as independent. The NASDAQ Stock Market Rules have both objective tests and a subjective test for determining who is an "independent director." The objective tests state, for example and among other things, that a director is not considered independent if he or she is an employee of the Company or at any time during the past three years was employed by the Company. The subjective test states that an independent director must be a person who lacks a relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board of Directors has not established categorical standards or guidelines to make these subjective determinations, but considers all relevant facts and circumstances.

In addition to the board-level standards for director independence, the directors who serve on the Audit Committee each satisfy standards established by the SEC providing that to qualify as "independent" for the purposes of membership on that committee, members of audit committees may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company other than their director compensation.

BOARD OF DIRECTORS, BOARD MEETINGS, AND COMMITTEES

The Board of Directors meets on a fixed schedule four times each year and also holds special meetings and acts by written consent. In fiscal 2012, the Board of Directors met fourteen times and also acted by written consent. At each regularly scheduled meeting, the independent members of the Board of Directors meet in executive session separately without management present.

Board of Directors Leadership Structure

Mr. Riccitiello serves as our CEO and Mr. Probst serves as the Chairman of our Board of Directors. In addition, a Lead Director, elected by the independent directors, is responsible for chairing executive sessions of the Board of Directors and other meetings of the Board of Directors in the absence of the Chairman of the Board of Directors, serving as a liaison between the Chairman of the Board of Directors and the other independent directors, and overseeing the Board of Directors' stockholder communication policies and procedures (including, under appropriate circumstances, meeting with stockholders). Our Lead Director may also call meetings of the independent directors. Mr. Simonson has served as Lead Director since 2009. Mr. Simonson was chosen by the independent directors of the Board of Directors to serve as Lead Director following the 2012 Annual Meeting of Stockholders for an additional one-year term ending with our 2013 Annual Meeting, subject to Mr. Simonson's re-election to the Board of Directors. We believe that our current board leadership structure with Mr. Probst serving as the Chairman of the Board of Directors and Mr. Simonson serving as Lead Director is appropriate for the Company because Mr. Simonson is not affiliated with the Company under any applicable rules or guidelines. Mr. Probst, though an independent director, was an employee of the Company for many years and served as its CEO.

Board Committees

The Board of Directors currently has three committees, each of which operates under a charter approved by the Board of Directors: the Audit Committee, the Executive Compensation and Leadership Committee, and the Nominating and Governance Committee. The Board of Directors amended and restated the Audit Committee's charter in May 2006, the Executive Compensation and Leadership Committee's charter in August 2010, and the Nominating and Governance Committee's charter in November 2010. Copies of each Committee's charter may be found in the Investor Relations section of our website at *http://investor.ea.com*. In accordance with the Committee charters, and with current regulatory requirements, all members of these Committees are independent directors. During fiscal 2012, each director participated in at least 75 percent of all Board of Directors meetings and Committee meetings held during the period for which he or she was a member. The Committee assignments for the current Board year from July 28, 2011 (the date of the most recent Board of Directors election and beginning of the current Board year) through the date of this Proxy Statement were as follows:

July 28, 2011 — Present Committee Assignments

Audit Committee:	Gregory B. Maffei (Chair), Vivek Paul, and Luis A. Ubiñas
Executive Compensation and Leadership Committee:	Geraldine B. Laybourne (Chair), Leonard S. Coleman (until February 8, 2012), Jay C. Hoag (from September 6, 2011) and Linda J. Srere
Nominating and Governance Committee:	Richard A. Simonson (Chair), Leonard S. Coleman, and Jeffrey T. Huber

Effective June 15, 2012, the Committee assignments will be revised as follows:

Committee Assignments as of June 15, 2012

Audit Committee:	Gregory B. Maffei (Chair), Jeffrey T. Huber, and Luis A. Ubiñas
Executive Compensation and Leadership Committee:	Jay C. Hoag (Chair), Geraldine B. Laybourne, Vivek Paul and Linda J. Srere (until Ms. Srere's retirement from the Board on July 26, 2012)
Nominating and Governance Committee:	Richard A. Simonson (Chair) and Leonard S. Coleman

Audit Committee

The Audit Committee assists the Board of Directors in its oversight of the Company's financial reporting and other matters, and is directly responsible for the appointment, compensation and oversight of our independent auditors. The Audit Committee is comprised of three directors, each of whom in the opinion of the Board of Directors meets the independence requirements and the financial literacy standards of the NASDAQ Stock Market Rules, as well as the independence requirements of the SEC. In the opinion of the Board of Directors, Mr. Maffei meets the criteria for an "audit committee financial expert" as set forth in applicable SEC rules. The Audit Committee met eight times in fiscal 2012. For further information about the Audit Committee, please see the "*Report of the Audit Committee of the Board of Directors*" below.

Executive Compensation and Leadership Committee

The Executive Compensation and Leadership Committee (referred to in this section as "the ECLC") is responsible for setting the overall compensation strategy for the Company, determining the compensation of the CEO (via recommendation to the Board of Directors) and other executive officers, and overseeing the Company's bonus and equity incentive plans and other benefit plans. In addition, the ECLC is responsible for reviewing and recommending to the Board of Directors compensation for non-employee directors. The ECLC is comprised of three directors, each of whom in the opinion of the Board of Directors meets the independence requirements of the NASDAQ Stock Market Rules and qualifies as an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code, as amended. The ECLC may delegate its authority and duties to subcommittees, individual committee members, or management, as it deems appropriate in accordance with applicable laws, rules and regulations.

The ECLC has regularly-scheduled meetings on a quarterly basis and holds additional meetings as needed during the year. The ECLC also takes action by written consent, often after informal telephone discussions and other communications among the ECLC members and members of management. During fiscal 2012, the ECLC met eight times, four of which were regularly-scheduled quarterly meetings and the remainder of which were special sessions.

For its regularly-scheduled meetings, the ECLC maintains a calendar to help guide the meeting agendas and to ensure fulfillment of the various responsibilities outlined in the ECLC's charter. In fiscal 2012, this calendar included a review of the compensation philosophy of the Company, talent and succession planning, a review of the Company's retirement and health and welfare plans, designation of the Company's peer group for compensation purposes, recommendations and decisions on the compensation of executive officers (including base salaries, target cash bonus opportunities, equity awards, and annual cash bonus payments), recommendations on the compensation of non-employee members of the Board of Directors, and other administrative matters.

In fiscal 2012, the ECLC also held special meetings to consider a variety of items including special compensation and equity retention programs, executive officer promotions, and the terms and conditions of compensation arrangements for new executive officers.

The ECLC has the authority to engage the services of outside advisors. During fiscal 2012, the ECLC engaged Compensia, Inc., a national compensation consulting firm, to assist with the ECLC's analysis and review of the compensation of our executive officers and other aspects of our total compensation strategy. Compensia also advised the ECLC with respect to each element of total direct compensation, including base salary, bonus, and equity awards. Compensia attends all ECLC meetings, works directly with the ECLC Chair and ECLC members, and sends all invoices, including descriptions of services rendered, to the ECLC Chair for review and payment. Compensia performed no other services for the Company and no work at the request of our management team during fiscal 2012.

From time to time, our management separately engages outside advisors in connection with the Company's compensation policies and practices. In fiscal 2012, the Company's management retained Frederic W. Cook & Co., a national compensation consulting firm, to assist management and the ECLC with a review of compensation levels for members of the Board of Directors. Frederic W. Cook & Co. performed only director compensation-related services for the Company during fiscal 2012.

Nominating and Governance Committee

The Nominating and Governance Committee is responsible for recommending to the Board of Directors nominees for election to the Board of Directors and for appointing directors to Board Committees. The Nominating and Governance Committee is also responsible for reviewing developments in corporate governance, reviewing and ensuring the quality of the Company's succession plans, recommending formal governance standards to the Board of Directors, reviewing the performance of the CEO, establishing the Board of Directors' criteria for selecting nominees for director, and for reviewing from time to time the appropriate skills, characteristics and experience required of the Board of Directors as a whole, as well as its individual members, including such factors as business experience and diversity. The Nominating and Governance Committee is currently comprised of three directors, each of whom in the opinion of the Board of Directors meets the independence requirements of the NASDAQ Stock Market Rules. The Nominating and Governance Committee met seven times in fiscal 2012.

In evaluating nominees for director to recommend to the Board of Directors, the Nominating and Governance Committee will take into account many factors within the context of the characteristics and needs of the Board of Directors as a whole. While the specific needs of the Board of Directors may change from time to time, all nominees for director are considered on the basis of the following minimum qualifications:

- The highest level of personal and professional ethics and integrity, including a commitment to EA's values;
- Practical wisdom and mature judgment;
- Significant leadership experience in business, entertainment, technology, finance, corporate governance, public interest or other disciplines relevant to EA's long-term success;
- The ability to gain an in-depth understanding of EA's business; and
- A willingness to represent the best interests of all EA stockholders and objectively appraise management's performance.

While there is no formal policy with regard to diversity, when considering candidates as potential members of the Board of Directors, the Nominating and Governance Committee considers the skills, background and experience of each candidate to evaluate his or her ability to contribute diverse perspectives to the Board of Directors. The goal of the Nominating and Governance Committee is to select candidates that have complementary and diverse perspectives, which together contribute to the Board of Directors' effectiveness as a whole. The primary consideration is to identify candidates that will best fulfill the Board of Directors' and the Company's needs at the time of the search. Therefore, the Nominating and Governance Committee does not believe it is appropriate to either nominate or exclude from nomination an individual based on gender, ethnicity, color, age, or similar factors.

In determining whether to recommend a director for re-election, the Nominating and Governance Committee will also consider the director's tenure on the Board of Directors, past attendance at meetings, participation in and contributions to the activities of the Board of Directors, the director's continued independence (including any actual, potential or perceived conflicts of interest), as well as the director's age and changes in his or her principal occupation or professional status. The Nominating and Governance Committee believes that the continuing service of qualified incumbent directors promotes stability and continuity on the Board of Directors, contributing to the Board of Directors' ability to work effectively as a collective body, while providing EA with the benefits of familiarity and insight into EA's affairs that its directors have developed over the course of their service. Accordingly, consistent with past EA practice, the Nominating and Governance Committee will first consider recommending incumbent directors who wish to continue to serve on the Board of Directors for re-election at EA's annual meeting of stockholders.

The Nominating and Governance Committee regularly seeks qualified candidates to serve as directors, particularly in situations where it determines not to recommend an incumbent director for re-election, an incumbent director declines to stand for re-election, or a vacancy arises on the Board of Directors for any reason (including the resignation, retirement, removal, death or disability of an incumbent director or a decision of the directors to expand the size of the Board of Directors). The Nominating and Governance Committee may, in its discretion, use a variety of means to identify and evaluate potential nominees for director. The Nominating and Governance Committee has used, and may continue to use, qualified search firms and may also work with members of EA's Human Resources Department to identify potential nominees meeting the Board of Directors' general membership criteria discussed above. The Nominating and Governance Committee may also consider potential nominees identified by other sources, including current directors, senior management and stockholders. In determining whether to recommend a candidate to the Board of Directors, the Nominating and Governance Committee will consider the current composition of the Board of Directors and capabilities of current directors, as well as any additional qualities or capabilities considered necessary or desirable in light of the existing or anticipated needs of the Board of Directors.

The Nominating and Governance Committee will evaluate candidates proposed by stockholders under criteria similar to the evaluation of other candidates, except that it may also consider as one of the factors in its evaluation, the amount of EA voting stock held by the stockholder and the length of time the stockholder has held such stock. Stockholders wishing to submit candidates for consideration by the Nominating and Governance Committee may do so by writing to EA's Corporate Secretary at Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065, Attn: Director Nominations. To be considered by the Nominating and Governance Committee in connection with EA's annual meeting of stockholders, recommendations must be submitted in writing to EA's Corporate Secretary not less than 120 calendar days prior to the anniversary of the date on which EA's proxy statement was released to stockholders in connection with the previous year's annual meeting (on or about February 8, 2013, for our 2013 Annual Meeting of Stockholders).

Recommendations should include: (1) the stockholder's name, address and telephone number; (2) the amount and nature of record and/or beneficial ownership of EA securities held by the stockholder; (3) the name, age, business address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five full fiscal years of the proposed candidate; (4) a description of the qualifications and background of the proposed candidate that addresses the minimum qualifications and other criteria for Board of Directors membership approved by the Board of Directors from time to time and set forth in EA's Corporate Governance Guidelines; (5) the amount and nature of record and/or beneficial ownership of EA securities held by the proposed candidate, if any; (6) a description of all arrangements or understandings between the stockholder and the proposed candidate relating to the proposed candidate's candidacy; (7) a statement as to whether the proposed candidate would be considered an independent director under applicable NASDAQ Stock Market Rules or an audit committee financial expert under applicable SEC rules; (8) the consent of the proposed candidate (a) to be named in the proxy statement relating to EA's annual meeting of stockholders, and (b) to serve as a director if elected at such annual meeting; and (9) any other information regarding the proposed candidate that may be required to be included in a proxy statement by applicable SEC rules. The Nominating and Governance Committee may request any additional information reasonably necessary to assist it in assessing a proposed candidate.

Corporate Governance Guidelines

Our Board of Directors has adopted, upon the recommendation of the Nominating and Governance Committee, a formal set of Corporate Governance Guidelines. A complete copy of the Corporate Governance Guidelines is available in the Investor Relations section of our website at *http://investor.ea.com*. Our Corporate Governance Guidelines contain policies relating to:

- Board membership and independence criteria;
- Election of directors;
- Director resignations;
- Executive sessions of independent directors led by a Lead Director;
- Authority to hire outside advisors;
- Director orientation and education;
- Board of Directors and Committee self-evaluations;
- Attendance at annual meetings of stockholders;

- Stock ownership guidelines for our directors and executive officers;
- Stockholder communications with the Board of Directors;
- Director access to management; and
- Board of Directors and Committee roles in CEO evaluation and management of succession planning.

Global Code of Conduct

Our Global Code of Conduct (which includes code of ethics provisions applicable to our directors, principal executive officer, principal financial officer, principal accounting officer, and other senior financial officers) is available in the Investor Relations section of our website at *http://investor.ea.com*. From time to time, we post amendments to our Global Code of Conduct in the Investor Relations section of our website. Copies of our Board of Directors committee charters and Global Code of Conduct are available without charge by contacting our Investor Relations department at (650) 628-7352.

The Board of Directors' Oversight of Risk Issues

The full Board of Directors and the Board Committees are responsible for managing different forms of risk. Business risks are reviewed by the full Board of Directors in conjunction with management. The Board of Directors regularly receives management presentations from different areas of the business regarding the opportunities and risks in those areas and engages in dialogue with executive management regarding these issues. Risks related to investments, financial reporting, internal controls and procedures, and compliance issues are reviewed regularly by the Audit Committee, which oversees the financial reporting, global audit and legal compliance functions. The Nominating and Governance Committee reviews issues of director and CEO succession.

Compensation-related risks are reviewed by the Executive Compensation and Leadership Committee with members of management responsible for structuring the Company's compensation programs. As part of those risk oversight efforts, we evaluated our compensation programs to determine whether the design and operation of our policies and practices could encourage executives or employees to take excessive or inappropriate risks that would be reasonably likely to have a material adverse effect on the Company. In particular, we considered the design, size, and scope of our cash and equity incentive programs and program features that mitigate against potential risks, such as payout caps, equity award clawbacks, the quality and mix of performance-based and "at risk" compensation, and, with regard to our equity incentive programs, the stock ownership requirements applicable to our executives. The Executive Compensation and Leadership Committee reviewed the results of our evaluation with management and the Committee's consultant, Compensia. The Executive Compensation and Leadership Committee concluded that our compensation policies and practices strike an appropriate balance of risk and reward in relation to our overall business strategy, and do not create risks that are reasonably likely to have a material adverse effect on the Company. The "Compensation Discussion and Analysis" section below generally describes the compensation policies and practices applicable to our named executive officers.

Director Attendance at Annual Meetings

Our directors are expected to make every effort to attend our annual meeting of stockholders. All ten directors who were elected at the 2011 Annual Meeting of Stockholders attended the meeting.

Stockholder Communications with the Board of Directors

EA stockholders may communicate with the Board of Directors as a whole, with a committee of the Board of Directors, or with an individual director by sending a letter to EA's Corporate Secretary at Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065, or by sending an email to StockholderCommunications@ea.com. All stockholder communications received will be handled in accordance with procedures approved by the independent directors serving on the Board of Directors. For further information regarding the submission of stockholder communications, please visit the Investor Relations section of our website at *http://investor.ea.com*.

DIRECTOR COMPENSATION AND STOCK OWNERSHIP GUIDELINES

Our Executive Compensation and Leadership Committee is responsible for reviewing and recommending to our Board of Directors the compensation paid to our non-employee directors. Historically, our non-employee directors have been paid a mix of cash and equity compensation for their service as directors. During fiscal 2012, Mr. Riccitiello did not receive any additional compensation for his service as a director. The table below reflects the annualized components of cash compensation for directors (other than Mr. Riccitiello) that were in place during fiscal 2012. Because our Board year does not correspond to our fiscal year, actual amounts paid during fiscal 2012 were pro-rated based on the annualized figures in the following table. For more information regarding the specific compensation received by each non-employee director during fiscal 2012, see the "Fiscal 2012 Director Compensation" table below.

Fiscal 2012 Annualized Components of Non-Employee Director Cash Compensation

Annual Retainer	$50,000
Service on the Audit Committee	$10,000
Chair of the Audit Committee	$10,000
Service on the Executive Compensation and Leadership Committee	$ 7,500
Chair of the Executive Compensation and Leadership Committee	$ 7,500
Service on the Nominating and Governance Committee	$ 7,500
Chair of the Nominating and Governance Committee	$ 2,500
Chairman of the Board of Directors	$50,000
Service as Lead Director	$25,000

In addition, individual directors were eligible to earn up to $1,000 per day, with the approval of the Board of Directors, for special assignments, which may include providing advisory services to management in such areas as sales, marketing, public relations, technology and finance (provided, however, no independent director is eligible for a special assignment if the assignment or payment for the assignment would prevent the director from being considered independent under applicable NASDAQ Stock Market or SEC rules). No directors earned any compensation for special assignments during fiscal 2012.

Stock Compensation

Non-employee directors are eligible to receive restricted stock units upon his or her election, re-election or appointment to the Board of Directors as determined at the discretion of the Board of Directors.

In fiscal 2012, 10,000 restricted stock units were granted under the Equity Plan to each of our non-employee directors who were re-elected at the 2011 Annual Meeting of Stockholders on July 28, 2011. Mr. Hoag, who was appointed to the Board of Directors as of September 6, 2011, was granted a pro-rated grant of 9,166 restricted stock units on September 16, 2011. These restricted stock units vest in their entirety on the date of the 2012 Annual Meeting.

Under the Equity Plan, non-employee directors may elect to receive all or part of their cash compensation in the form of common stock. As an incentive for our non-employee directors to increase their stock ownership in EA, non-employee directors making such an election receive shares of common stock valued at 110 percent of the cash compensation they would have otherwise received. Such shares are awarded via the grant and immediate exercise of a stock option having an exercise price equal to the fair market value of our common stock on the date of grant, which is the first trading day of each quarter of the Board year.

Other Benefits

Non-employee directors, who are not employed with any other company, are offered an opportunity to purchase certain EA health, dental and vision insurance while serving as a Board of Directors member with the option for the continuation of benefits upon the expiration of their Board of Directors term. Participating directors pay 100 percent of their own insurance premiums.

Deferred Compensation Plan

We maintain a Deferred Compensation Plan ("DCP") that allows our directors and certain employees, including our named executive officers, to defer receipt of their director fees or base salary, as the case may be, into cash accounts that mirror the gains and/or losses of several different investment funds which correspond to the funds we have selected for our 401(k) plan. Director participants may defer up to 100 percent of their director fees until the date(s) they have specified. We are not required to make any contributions to the DCP and did not do so in fiscal 2012.

Stock Ownership Guidelines

Each non-employee director is required, within three years of becoming a director, to own shares of EA common stock or vested restricted stock units having a value of at least three years' annual retainer for service on the Board of Directors. As of March 31, 2012, each of our directors had either fulfilled their ownership requirements or had not yet reached three years of service. Mr. Hoag is currently eligible to satisfy his ownership requirements through his indirect holdings of EA stock through Technology Crossover Ventures.

FISCAL 2012 DIRECTOR COMPENSATION TABLE

The following table shows compensation information for each of our directors during fiscal 2012 (other than Mr. Riccitiello).

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)(4)	Total ($)
Leonard S. Coleman	65,000	225,600	—	290,600
Jay C. Hoag	—	210,910	42,149	253,059
Jeffrey T. Huber	—	225,600	63,234	288,834
Geraldine B. Laybourne	65,000	225,600	—	290,600
Gregory B. Maffei	—	225,600	76,993	302,593
Vivek Paul	—	225,600	66,000	291,600
Lawrence F. Probst III	100,000	225,600	—	325,600
Richard A. Simonson	63,768	225,600	23,365	312,733
Linda J. Srere	57,500	225,600	—	283,100
Luis A. Ubiñas	60,000	225,600	—	285,600

(1) The amounts presented in this column represent compensation that was earned and paid as cash, including cash compensation of $65,000 that was deferred by Mr. Coleman into a cash account pursuant to the terms of our Deferred Compensation Plan, described above.

(2) Represents the aggregate grant date fair value of restricted stock units ("RSUs") granted in fiscal 2012. Grant date fair value for RSUs is calculated using the closing price of our common stock on the grant date. For additional information regarding the valuation methodology for RSUs, see Note 14, "Stock-Based Compensation and Employee Benefit Plans", to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2012. Each non-employee director standing for re-election at the 2011 Annual Meeting received an RSU grant of 10,000 shares of EA common stock with a grant date fair value of $225,600 based on a closing price of $22.56 for our common stock on the NASDAQ Global Select Market on the date of grant, July 28, 2011. Mr. Hoag, who joined our Board of Directors on September 6, 2011 received a pro-rata RSU grant of 9,166 shares, with a grant date fair value on September 16, 2011 of $210,910, based on a closing price of $23.01 for our common stock. The RSUs granted at the 2011 Annual Meeting and the RSUs granted to Mr. Hoag vest in their entirety on the date of the 2012 Annual Meeting. The aggregate number of unvested RSUs held by each of our non-employee directors as of March 31, 2012 (the last day of fiscal 2012) was as follows: Mr. Coleman, 10,000; Mr. Hoag, 9,166; Mr. Huber, 11,250; Ms. Laybourne, 10,625; Mr. Maffei, 10,000; Mr. Paul, 10,000; Mr. Probst, 10,000; Mr. Simonson, 10,000; Ms. Srere, 10,000 and Mr. Ubiñas, 10,000.

(3) As described above under "Stock Compensation", our non-employee directors may elect to receive all or part of their cash compensation for a given quarter of the Board year in the form of EA common stock.

Non-employee directors making such an election receive shares of common stock valued at 110 percent of the cash compensation they would have otherwise received. Such shares are awarded via the grant and immediate exercise of a stock option having an exercise price equal to the fair market value of our common stock on the date of grant, which is the first trading day of each quarter of the Board year. The only stock options granted to our directors during fiscal 2012 were to those directors electing to receive all or part of their cash compensation in the form of stock, as detailed in footnote 4 below. For additional information on the valuation methodology and assumptions used to calculate the fair value of stock options, see Note 14, "Stock-Based Compensation and Employee Benefit Plans," of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2012. The aggregate number of unexercised stock options held by each of our non-employee directors as of March 31, 2012 (the last day of fiscal 2012) was as follows: Mr. Coleman, 87,200; Mr. Huber, 19,600; Ms. Laybourne, 23,800; Mr. Maffei, 107,866; Mr. Paul, 61,033; Mr. Probst, 1,541,100; Mr. Simonson, 50,200 and Ms. Srere, 87,200.

(4) The following table presents the number of shares each director received in lieu of cash as a result of his or her elections during fiscal 2012 and the grant date fair value of the immediately exercised options:

Name	Grant Date	Exercise Price ($)	Shares Subject to Immediately Exercised Stock Options Grants	Grant Date Fair Value ($)
Jay C. Hoag	11/1/2011	22.46	1,173	26,346
	2/1/2012	18.44	857	15,803
				42,149
Jeffrey T. Huber	5/2/2011	20.30	778	15,793
	8/1/2011	21.95	721	15,826
	11/1/2011	22.46	704	15,812
	2/1/2012	18.44	857	15,803
				63,234
Gregory B. Maffei	5/2/2011	20.30	948	19,244
	8/1/2011	21.95	877	19,250
	11/1/2011	22.46	857	19,248
	2/1/2012	18.44	1,044	19,251
				76,993
Vivek Paul	5/2/2011	20.30	813	16,504
	8/1/2011	21.95	752	16,506
	11/1/2011	22.46	734	16,486
	2/1/2012	18.44	895	16,504
				66,000
Richard A. Simonson	5/2/2011	20.30	1,151	23,365

PROPOSAL 2: APPROVAL OF AMENDMENTS TO THE 2000 EQUITY INCENTIVE PLAN

The 2000 Equity Incentive Plan ("Equity Plan"), which was approved by the stockholders on March 22, 2000, continues EA's program of providing equity incentives to eligible employees, officers and directors. We offer these incentives in order to assist in recruiting, retaining and motivating qualified employees, officers and directors. Since the Equity Plan's adoption, 114,685,000 shares of common stock have been reserved for issuance. For more information regarding the Equity Plan, please read the summary of its material terms, as proposed to be amended, included as Appendix B of this Proxy Statement, and full text of the Equity Plan, as proposed to be amended, filed with the SEC on or about June 8, 2012.

We are proposing amendments to the Equity Plan that would:

- ***Increase the number of shares authorized under the Equity Plan by 6,180,000 shares to a total of 120,865,000 shares.***

  We believe that alignment of the interests of our stockholders and our employees, officers and directors is best advanced through the issuance of equity incentives as a portion of their total compensation. In this way, we reinforce the link between our stockholders and our employees', officers' and directors' focus on personal responsibility, creativity and stockholder returns. Equity incentives such as stock options and restricted stock units ("RSUs") also play an important role in our recruitment and retention strategies, as the competition for creative and technical talent and leadership in our industry is intense.

  While equity is a strategic tool for recruitment and retention, we also carefully manage stock option and RSU issuances and strive to keep the dilutive impact of the equity incentives we offer within a reasonable range. Historically, we have made a significant portion of our equity grants in a given fiscal year in connection with our annual reviews and merit increases.

  During fiscal 2012, we granted stock options to purchase a total of approximately 470,231 shares. During fiscal 2012, we also granted RSUs to acquire a total of 12,818,835 shares. Together these stock option and RSU grants represented approximately 4.15% of the 320,149,568 total shares outstanding (excluding unvested restricted stock awards) as of March 31, 2012.

  As of May 19, 2012, the Company had 9,429,922 outstanding stock options under all plans with a weighted average exercise price of $33.79 and a weighted average remaining contractual life of 4.73 years. Also, as of that same date, there were 15,599,743 granted but unvested shares of restricted stock and RSUs, including all time-based RSUs, performance-based RSUs (including 693,336 performance-based RSUs that were granted at the maximum 200% of the number of shares targeted to vest) and restricted stock awards, but excluding 77,475 RSUs awarded to directors that have vested but have been deferred and remain unreleased. As a result, as of May 19, 2012, the number of shares remaining available for future grant under all plans was 15,180,536 shares available for issuance as stock options or 10,615,759 shares available for issuance as restricted stock and RSUs. Going forward, we intend to continue to responsibly manage issuance of equity incentive awards under the Equity Plan.

  The Equity Plan contains several features designed to protect stockholders' interests. For example, the Equity Plan does not allow any options to be granted at less than 100 percent of fair market value, and the exercise price of outstanding options issued under the Equity Plan may not be reduced without stockholder approval. The Equity Plan does not contain an "evergreen" provision whereby the number of authorized shares is automatically increased on a regular basis. In addition, the Equity Plan prohibits us from loaning, or guaranteeing the loan of, funds to participants under the Equity Plan.

- ***Provide that eligible persons may receive awards offered under the Equity Plan covering up to 2,000,000 shares per fiscal year, all of which may be granted as awards of stock options, restricted stock, restricted stock units, stock appreciation rights, or any combination thereof.***

  The eligibility provisions of the Equity Plan currently have an annual award limitation, for purposes of meeting certain requirements under section 162(m) of the Internal Revenue Code, whereby eligible persons, other than newly hired employees, can receive awards covering up to a maximum of 1,400,000 shares per calendar year (the "Annual Award Limit"). Of the Annual Award Limit, no more than 400,000 shares shall be covered by awards of restricted stock or RSUs (the "Annual RSU Limit"). New employees of the Company are currently eligible to receive up to twice the amount of the Annual Award Limit and Annual RSU Limit, respectively.

The Annual Award Limit has not been increased, other than by operation of stock splits, since the Equity Plan was initially approved by stockholders on March 22, 2000. The Annual RSU Limit has not been increased since the stockholders approved amendments to the Equity Plan on July 29, 2004, expressly authorizing the issuance of RSUs in addition to awards of stock options and restricted stock. At the time each of these Equity Plan provisions was approved, it was our practice to grant equity awards to our employees primarily in the form of stock options. Since fiscal 2010, we have granted equity awards to our employees, including our executives and named executive officers, primarily in the form of RSUs.

We believe it is important to have the flexibility to set the amount of equity granted to our employees at a level that takes into consideration current market trends, stock values, the design of our performance-based equity program and our ability to attract and retain key employees. We also address employee compensation decisions on a fiscal year, rather than a calendar year, basis. We believe that amending the eligibility provisions of the Equity Plan to increase the number of shares covered by awards to 2,000,000 per fiscal year for all persons eligible to receive awards under the Equity Plan and eliminating the Annual RSU Limit will provide the Executive Compensation and Leadership Committee (the "Committee"), and the Board of Directors with the necessary flexibility to set the equity component of our employees' compensation at appropriate and competitive levels.

New Plan Benefits

The amount and timing of awards under the Equity Plan are determined in the sole discretion of the Committee, as administrator, or the Board of Directors with respect to awards granted to the Chief Executive Officer, and cannot be determined in advance. Future awards under the Equity Plan to directors, executive officers and other employees are discretionary, and therefore not determinable at this time; however, the following awards have been approved, contingent upon stockholder approval of the proposed increase to the Annual Award Limit and the elimination of the Annual RSU Limit from the Equity Plan: with respect to Mr. Gibeau, the Committee has approved an award consisting of 100,000 RSUs vesting as to one-third of the shares on each of May 18, 2013, May 18, 2014, and May 18, 2015 provided Mr. Gibeau remains employed with the Company at each of these respective dates, and a one-time retention award of 300,000 RSUs that will vest in full on May 18, 2015, provided Mr. Gibeau remains employed with the Company on that date; with respect to certain other executive officers, the Committee has also approved one-time retention awards totaling 650,000 RSUs, in the aggregate, that will vest in full on May 18, 2015, provided the award recipients remain employed with the Company on that date. The awards listed above will be made following stockholder approval of this proposal at the Annual Meeting.

Required Vote and Board of Directors' Recommendation

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting on this proposal.

The Board of Directors recommends a vote FOR the amendments to the 2000 Equity Incentive Plan.

PROPOSAL 3: APPROVAL OF THE COMPANY'S EXECUTIVE BONUS PLAN

On May 29, 2007, the Board adopted the Electronic Arts Inc. Executive Bonus Plan, which was subsequently approved by the stockholders for a maximum term of five years from the date of the 2007 Annual Meeting. In May 2012, the Board unanimously approved, subject to stockholder approval, the Electronic Arts Inc. Executive Bonus Plan, as amended, (the "Executive Bonus Plan") and directed that the Executive Bonus Plan again be submitted to our stockholders for approval at the 2012 Annual Meeting. Stockholder approval of the Executive Bonus Plan will allow bonuses paid pursuant to its terms to be considered "performance-based compensation" within the meaning of Section 162(m) of the United States Internal Revenue Code of 1986, as amended ("Code"), and therefore fully deductible by Electronic Arts for federal income tax purposes.

The Board believes that it is in the best interests of Electronic Arts and its stockholders to ensure that bonuses paid to covered employees (as defined in Section 162(m)) who are participants are fully deductible by Electronic Arts for federal income tax purposes. For purposes of Section 162(m), a covered employee is any employee of ours if, as of the close of our taxable year, such employee is our principal executive officer (or an individual acting in such a capacity) or if the total compensation of such employee for that taxable year is required to be reported to our stockholders under applicable securities rules by reason of such employee being among the three highest compensated officers for the taxable year (other than our principal executive officer or the principal financial officer). Accordingly, Electronic Arts has structured the Executive Bonus Plan to satisfy the requirements of Section 162(m) of the Code for "performance-based" compensation.

Stockholders are requested to approve the adoption of the Executive Bonus Plan. If the Executive Bonus Plan is approved by the stockholders, compensation paid by Electronic Arts pursuant to the Executive Bonus Plan, to covered employees will not be subject to the corporate compensation deduction limits set forth in Section 162(m) of the Code. However, if the Executive Bonus Plan is not approved by our stockholders, it will not become effective, and Electronic Arts will lose any tax deductions that the Executive Bonus Plan would otherwise have provided.

Summary of the Executive Bonus Plan

The following general description is qualified in its entirety by reference to the text of the Executive Bonus Plan, as proposed to be adopted at the 2012 Annual Meeting and filed by the Company with the SEC on or about June 8, 2012. Unless otherwise indicated, capitalized terms used in this Proposal shall have the meanings set forth in the text of the Executive Bonus Plan.

Purpose

The purpose of the Executive Bonus Plan is to provide eligible employees with incentive compensation based upon the level of achievement of financial, business and other performance criteria. It is intended that bonuses awarded under the Executive Bonus Plan to covered employees will qualify as deductible "performance-based compensation" within the meaning of Section 162(m) of the Code.

Eligibility

Eligible participants in the Executive Bonus Plan are senior executives of Electronic Arts or of an affiliate who are chosen solely at the discretion of the Executive Compensation and Leadership Committee (the "Committee"). It is expected that participation in the Executive Bonus Plan will generally be limited to our Chief Executive Officer and those executives who directly report to our Chief Executive Officer.

Administration

The Executive Bonus Plan will be administered by the Committee (or a subcommittee thereof), which is comprised solely of two or more "outside" directors (within the meaning of Section 162(m)). The Committee has the authority, in its discretion, to make any and all decisions regarding the administration of the Executive Bonus Plan, including the authority to (1) construe and interpret the terms of the Executive Bonus Plan, (2) determine the manner and time of payment of any awards, (3) prescribe forms and procedures for purposes of Executive Bonus Plan participation and distribution of awards, and (4) adopt rules and regulations and take such actions as it deems necessary or desirable for the proper administration of the Executive Bonus Plan. All determinations of the Committee that are not inconsistent with the Executive Bonus Plan will be final and binding on all persons.

Establishment of Bonuses

Each performance period, the Committee will select the individuals to participate in the Executive Bonus Plan, assign each participant a maximum award level and establish the performance goal or goals that must be achieved before an award actually will be paid to the participant. Bonuses are payable in cash.

Performance Goals

Under the Executive Bonus Plan, participants will be eligible to receive cash awards based upon the attainment and certification of certain performance goals established by the Committee over the applicable performance period. The performance goals that may be selected by the Committee include either individually, alternatively or in any combination, applied to the Company as a whole or any business unit or subsidiary, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, and measured, to the extent applicable on an absolute basis or relative to a pre-established target, in each case as specified by the Committee: profit before tax; revenue (on an absolute basis or adjusted for currency effects); net revenue; earnings (which may include earnings before interest and taxes, earnings before taxes and net earnings); operating income; operating margin; operating profit; controllable operating profit, or net operating profit; net profit; gross margin; operating expenses or operating expenses as a percentage of revenue; net income; earning per share; total stockholder return; market share; return on assets or net assets; the company's stock price; growth in stockholder value relative to a pre-determined index; return on equity; return on invested capital; cash flow (including free cash flow or operating cash flows); cash conversion cycle; economic value added; contract awards or backlog; overhead or other expense reduction; credit rating; strategic plan development and implementation; improvement in workforce diversity; customer indicators; new product invention or innovation; attainment of research and development milestones; improvements in productivity; attainment of objective operating goals and employee metrics.

The performance goals may be measured either on an absolute basis or relative to a pre-established target, to a previous period's results, or to a designated comparison group and may differ for each participant. For example, the Committee may appropriately adjust any evaluation of performance under a performance goal to exclude any of the following events that occurs during a performance period: the effects of currency fluctuations; any or all adjustments that are reflected in the calculation of non-GAAP earnings as presented in any Electronic Arts press release or Form 8-K filing relating to an earnings announcement; asset write-downs; litigation or claim judgments or settlements; the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; accruals for reorganization and restructuring programs; and any other extraordinary or non-operational items. Additionally, the Committee may decide to ignore the effect of mergers or acquisitions in their evaluation of performance goals.

The Committee will establish the performance goals with respect to each participant in writing not later than 90 days after the commencement of the period of service to which the performance goals relate, provided that the outcome of the performance goals is substantially uncertain at the time of their establishment. A performance period shall generally be a fiscal year, but may also be any such other period of time as determined in the sole and absolute discretion of the Committee.

Determination of Bonuses

As soon as practicable after the end of each performance period, the Committee will certify in writing the extent to which the pre-established performance goals actually were achieved and the amount of the bonus to be paid. The Committee reserves the discretion to reduce or eliminate any actual award under the Bonus Plan. The payment of a cash bonus under the Executive Bonus Plan requires that the participant be actively employed when the bonus is paid. The Committee, however, may make exceptions to the general rule that a participant must be actively employed when a cash bonus is payable in the case of death or disability, or in the event of a change in control. Additionally, if a participant incurs a change in status that results in him or her being ineligible to participate in this Plan during a performance period, he or she may receive a pro-rated bonus (as determined at the end of the performance period to which such bonus relates). The method in which a bonus is pro-rated is determined in the sole discretion of the Committee.

Payment of Bonuses

All awards will be paid in cash as soon as practicable after the Committee has certified that the applicable performance goals have been achieved, determined the bonus amounts, and authorized the payment of the corresponding bonuses, but in no event later than 2 ½ months after the end of the calendar year in which the applicable performance period ends. Receipt of a bonus may be deferred, however, to the extent a participant has made a timely election to defer payment and pursuant to the terms and conditions of the Electronic Arts Inc. Deferred Compensation Plan or any successor plan and in compliance with Section 409A of the Code.

Maximum Award

The maximum bonus payment that any participant may receive under the Executive Bonus Plan for any performance period is 300% of their base salary for such period, but in no event will a participant's bonus under the Executive Bonus Plan exceed $5,000,000 during any fiscal year.

Term of Executive Bonus Plan

The Executive Bonus Plan shall first apply in fiscal 2013. The Executive Bonus Plan shall terminate with respect to fiscal 2013 and all subsequent years unless it is approved at the 2012 Annual Meeting. Once approved by our stockholders, the Executive Bonus Plan shall continue until the earlier of (i) the date as of which the Committee terminates the Executive Bonus Plan, (ii) the date any stockholder approval requirement under Section 162(m) of the Code ceases to be met, or (iii) the date that is five years after the 2012 Annual Meeting.

Amendment and Termination

The Committee may amend, modify, suspend or terminate the Executive Bonus Plan, in whole or in part, at any time and in any respect, including the adoption of amendments deemed necessary or desirable to correct any defect or supply omitted data or to reconcile any inconsistency in the Executive Bonus Plan or in any award granted thereunder. However, in no event may any such amendment, modification, suspension or termination result in an increase in the amount of compensation payable pursuant to any award under the Executive Bonus Plan or cause compensation that is, or may become, payable under the Executive Bonus Plan to fail to qualify as deductible "performance-based compensation" within the meaning of Section 162(m) of the Code. To the extent required by applicable law, amendments to the Executive Bonus Plan are subject to stockholder approval.

Federal Income Tax Consequences

Under present federal income tax law, an Executive Bonus Plan participant will be taxed at ordinary income rates on the cash bonus in the year in which such cash is received. If a participant elects to defer all or a portion of the bonus, the participant may be entitled to defer the recognition of income. However, bonus deferrals are subject to applicable required withholdings, and Electronic Arts will withhold such amounts from the amount of the bonus deferral. Generally, and subject to the provisions of Section 162(m) of the Code, Electronic Arts will receive a federal income tax deduction corresponding to the amount of income recognized by the 162(m) Bonus Plan participants.

New Plan Benefits: Bonuses to be Paid to Certain Individuals and Groups

Awards under the Executive Bonus Plan are determined based on actual future performance. The maximum bonus payment that any participant may receive under the Executive Bonus Plan for any performance period is 300% of their base salary for such period, but in no event will a participant's bonus under the Executive Bonus Plan exceed $5,000,000 during any fiscal year. For fiscal 2012, we paid bonuses to certain of our named executive officers pursuant to the terms of the Executive Bonus Plan, as approved by the stockholders on July 26, 2007. See "Compensation Programs and Plans" in the "Compensation Discussion and Analysis" and the "Fiscal 2012 Summary Compensation" table below for a description of bonuses paid to our named executive officers in fiscal 2012. In May 2012, the Committee approved the participants and performance goals for funding the Executive Bonus Plan for fiscal 2013, contingent upon stockholder approval of the Executive Bonus Plan. If approved, the maximum bonus payment for each participating executive officer for fiscal 2013 will be the lower of: (1) 300% of their annual base salary and (2) 0.5% of non-GAAP net income for each participating executive officer other than Mr. Riccitiello, for whom this maximum is 1.0% of non-GAAP net income.

Required Vote and Board of Directors' Recommendation

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting on this proposal.

The Board recommends a vote FOR approval of the Executive Bonus Plan.

PROPOSAL 4: ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

At the fiscal 2011 Annual Meeting, the Board of Directors recommended, and the stockholders approved, an annual advisory vote on the compensation of our named executive officers ("NEOs"). In accordance with Section 14A of the Securities Exchange Act of 1934, as amended, and our stockholders' desire for an annual "say on pay" advisory vote and the SEC's proxy rules, we are seeking an advisory, non-binding stockholder vote with respect to the compensation of our NEOs for fiscal 2012, as disclosed in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Proxy Statement.

In response to our first advisory vote on the compensation of our NEOs at the fiscal 2011 Annual Meeting, the majority of stockholders voted in favor of our executive compensation programs and the fiscal 2011 compensation of our NEOs. In light of this favorable vote, the basic principles and structure of our compensation programs did not change in fiscal 2012.

Our executive compensation programs are based on three core principles that are designed to motivate our NEOs to achieve annual financial and strategic objectives and create long-term stockholder value. The fiscal 2012 compensation of our NEOs reflected these core principles:

- A significant portion of each NEO's cash compensation was based on the annual financial and operational performance of the Company and the NEO's business unit and therefore "at risk";
- A significant portion of each NEO's total compensation was provided in the form of long-term equity to further align the interest of NEOs and stockholders; and
- The target total direct compensation package for each was consistent with market practices for executive talent and each NEO's individual experience, responsibilities and performance.

The compensation of our NEOs is described in detail in the "Compensation Discussion and Analysis" section of this Proxy Statement, which we encourage you to read for additional details on our executive compensation programs and the fiscal 2012 compensation of our NEOs.

We believe our compensation programs and policies for fiscal 2012 were consistent with our core compensation principles, aligned with stockholders' interests, supported by strong compensation governance practices and worthy of continued stockholder support. Accordingly, we ask for our stockholders to indicate their support for the compensation paid to our NEOs, by voting "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers for fiscal 2012, as set forth in the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosures in this Proxy Statement."

Advisory Vote and Board of Director's Recommendation

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting on this proposal.

While we intend to carefully consider the voting results of this proposal, the final vote is advisory in nature and therefore not binding on us, our Board of Directors or our Executive Compensation and Leadership Committee. Our Board of Directors and Executive Compensation and Leadership Committee value the opinions of all of our stockholders and will consider the outcome of this vote when making future compensation decisions for our NEOs.

The Board of Directors recommends a vote FOR the approval of the foregoing resolution.

PROPOSAL 5: RATIFICATION OF THE APPOINTMENT OF KPMG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP has audited the financial statements of EA and its consolidated subsidiaries since fiscal 1987. The Board of Directors, through the Audit Committee, has appointed KPMG LLP as EA's independent auditors for the fiscal year ending March 31, 2013. The Audit Committee and the Board of Directors believe that KPMG LLP's long-term knowledge of EA and its subsidiaries is valuable to the Company as discussed further below. Representatives of KPMG LLP have direct access to members of the Audit Committee and the Board of Directors. We expect one or more representatives of KPMG LLP to attend the Annual Meeting in order to respond to appropriate questions from stockholders.

Ratification of the appointment of KPMG LLP as our independent auditors is not required by our bylaws or otherwise. The Board of Directors has determined to submit this proposal to the stockholders as a matter of good corporate practice. If the stockholders do not ratify the appointment, the Audit Committee will review their future selection of auditors. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and the stockholders.

Fees of Independent Auditors

The aggregate fees billed for the last two fiscal years for each of the following categories of services are set forth below:

Description of Fees	Year Ended March 31, 2012	Year Ended March 31, 2011
Audit Fees(1)		
– Worldwide audit fee	$4,486,000	$4,603,000
– Accounting concurrence and regulatory matters	86,000	46,000
Total audit fees	4,572,000	4,649,000
Audit-Related Fees(2)	350,000	40,000
Tax Fees(3)		
– Compliance	533,000	330,000
– Acquisition-related due diligence	549,000	82,000
Total tax fees	1,082,000	412,000
Total All Fees	$6,004,000	$5,101,000

(1) Audit Fees: This category includes the annual audit of the Company's financial statements and internal controls over financial reporting (including quarterly reviews of financial statements included in the Company's quarterly reports on Form 10-Q), and services normally provided by the independent auditors in connection with regulatory filings. This category also includes consultation on matters that arose during, or as a result of the audit or review of financial statements, statutory audits required for our non-US subsidiaries, and services associated with our periodic reports and other documents filed with the SEC and foreign filings, as well as Sarbanes-Oxley Section 404 compliance consultation.

(2) Audit-Related Fees: This category consists of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees." These services may include employee benefit plan audits, accounting consultations in connection with transactions, and merger and acquisition due diligence. In fiscal 2012, these fees relate to acquisition-related financial due diligence and services rendered in connection with the issuance of the Company's 0.75% Convertible Senior Notes due 2016. In fiscal 2011, these fees relate to acquisition-related financial due diligence.

(3) Tax Fees: This category includes compliance services rendered for U.S. and foreign tax compliance and returns, and transfer pricing documentation, as well as planning and advice, which consists primarily of technical tax consulting and acquisition-related tax due diligence.

Services Provided by the Independent Auditor

KPMG LLP audits our consolidated operations and provides statutory audits for approximately 30 legal entities within our international corporate structure. Having one audit firm with a strong global presence responsible for these audits ensures that a coordinated approach is used to address issues that may impact our businesses across multiple geographies and legal entities. Few audit firms have the knowledge of our sector and the capability of servicing our global audit requirements. KPMG LLP has the geographical scope that our operations require and the accounting expertise in the matters relevant to our sector. In addition, KPMG LLP's experience working with the Company gives them the institutional knowledge to understand our operations and processes, which we believe helps them address the relevant issues and improves the quality of the audit.

In appointing KPMG LLP as our independent auditors for fiscal 2013, the Audit Committee and the Board of Directors have considered the performance of KPMG LLP in fiscal 2012, as well as in prior years and have taken into account the alternative options available to the Company. The Audit Committee and the Board of Directors have determined that it is in the best interest of the Company to continue KPMG LLP's engagement.

We believe the experience and expertise held by the members of the Audit Committee gives them the necessary skills to evaluate the relationship between the Company and its independent auditors and to oversee auditor independence. In addition, the Audit Committee is empowered under its charter to obtain advice and assistance from outside legal, accounting and other advisors as it deems appropriate.

At each meeting of the Audit Committee, Company management is provided the opportunity in private session with the Committee to discuss any issues relating to KPMG LLP's engagement. Similarly, KPMG LLP regularly meets in a private session with the Audit Committee with no members of Company management present. In addition, Company management and members of the Audit Committee regularly participate in a survey to evaluate KPMG LLP's performance, which is administered by an independent third party. Information collected from this survey is reviewed by a KPMG LLP partner unaffiliated with the Company's engagement to address any issues raised.

Audit Partner Rotation

Our KPMG LLP lead audit partner and concurring audit partner have been working on the Company's audit since the first quarter of fiscal 2011 and the second quarter of fiscal 2010, respectively. Both audit partners may serve a maximum of five years on the Company's audit. Candidates are proposed by KPMG LLP based on their expertise and experience and are vetted by Company management and a recommendation is made to the Audit Committee. The Audit Committee has final approval of the lead audit partner and the concurring audit partner.

Pre-approval Procedures

The Audit Committee is required to pre-approve the engagement of, and has engaged, KPMG LLP to perform audit and other services for the Company and its subsidiaries. The Company's procedures for the pre-approval by the Audit Committee of all services provided by KPMG LLP comply with SEC regulations regarding pre-approval of services. Services subject to these SEC requirements include audit services, audit-related services, tax services and other services. The audit engagement is specifically approved and the auditors are retained by the Audit Committee. In some cases, pre-approval for a particular category or group of services is provided by the Audit Committee for up to a year, subject to a specific budget and to regular management reporting. In other cases, the Chairman of the Audit Committee has the delegated authority from the Audit Committee to pre-approve additional services up to a specified dollar limit, and such pre-approvals are then communicated to the full Audit Committee. The Audit Committee reviews quarterly the status of all pre-approved services to date and approves any new services to be provided.

In determining whether to approve additional non-audit services, the Audit Committee considers the level of non-audit fees incurred to date as a percentage of the total annual fees paid to KPMG LLP. In addition, the Audit Committee considers additional factors to assess the potential impact on auditor independence of KPMG LLP performing such services, including whether the services are permitted under the rules and recommendations of the Public Company Accounting Oversight Board, the American Institute of Certified Public Accountants, and the NASDAQ Stock Market, whether the proposed services are permitted under EA's policies, and whether the proposed services are consistent with the principles of the SEC's auditor independence rules. The Company also annually confirms with each of its directors and executive officers whether there are any relationships that they are aware of with KPMG LLP that may impact the auditor independence evaluation. The Audit Committee considered and determined that fees for services other than audit and audit-related services paid to KPMG LLP in fiscal 2012 are compatible with maintaining KPMG LLP's independence.

Required Vote and Board of Directors' Recommendation

Approval of this proposal requires the affirmative vote of a majority of the voting shares present at the meeting in person or by proxy and voting on this proposal.

The Board of Directors recommends a vote FOR the ratification of KPMG LLP as our independent auditors for the fiscal year ending March 31, 2013.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The following Report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that EA specifically incorporates it by reference into a filing.

The Audit Committee of the Board of Directors operates under a written charter, which was most recently amended in May 2006. The Audit Committee is comprised of three non-employee directors, each of whom in the opinion of the Board of Directors meets the current independence requirements and financial literacy standards of the NASDAQ Stock Market Rules, as well as the independence requirements of the Securities and Exchange Commission. During fiscal 2012, the Audit Committee consisted of Gregory B. Maffei, Vivek Paul and Luis A. Ubiñas. In the opinion of the Board of Directors, Mr. Maffei meets the criteria for a "financial expert" as set forth in applicable SEC rules, as well as the above-mentioned independence requirements.

EA's management is primarily responsible for the preparation, presentation and integrity of the Company's financial statements. EA's independent registered public accounting firm, KPMG LLP ("independent auditors"), is responsible for performing an independent audit of the Company's (i) financial statements and expressing an opinion as to the conformity of the financial statements with U.S. generally accepted accounting principles, and (ii) internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon.

The function of the Audit Committee is to assist the Board of Directors in its oversight responsibilities relating to the integrity of EA's accounting policies, internal controls and financial reporting. The Audit Committee reviews EA's quarterly and annual financial statements prior to public earnings releases and submission to the SEC; reviews and evaluates the performance of EA's internal audit function; reviews and evaluates the performance of EA's independent auditors; consults with the independent auditors and EA's internal audit function regarding internal controls and the integrity of the Company's financial statements; assesses the independence of the independent auditors; and is responsible for the selection of the independent auditors. In this context, the Audit Committee has met and held discussions with members of management, EA's internal audit function and the independent auditors. Company management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. Company management has also represented to the Audit Committee that the Company's internal control over financial reporting was effective as of the end of the Company's most recently-completed fiscal year, and the Audit Committee has reviewed and discussed the Company's internal control over financial reporting with management and the independent auditors. The Audit Committee also discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including the quality and acceptability of the Company's financial reporting process and internal controls. The Audit Committee has also discussed with the Company's independent auditors the overall scope and plans for their annual audit and reviewed the results of that audit with management and the independent auditors.

In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from the Company and its management, including the matters in the written disclosures required by the Public Company Accounting Oversight Board (United States). The Audit Committee has also considered whether the provision of any non-audit services (as described above under "Proposal 5: Ratification of the Appointment of KPMG LLP, Independent Registered Public Accounting Firm" — "Fees of Independent Auditors") and the employment of former KPMG LLP employees by the Company is compatible with maintaining the independence of KPMG LLP.

The members of the Audit Committee are not engaged in the practice of auditing or accounting. In performing its functions, the Audit Committee necessarily relies on the work and assurances of the Company's management and independent auditors.

In reliance on the reviews and discussions referred to in this report and in light of its role and responsibilities, the Audit Committee recommended to the Board of Directors that the audited consolidated balance sheets of the Company as of each of the last two years ended March 31, 2012 and the audited consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows of the Company for each of the last three years ended March 31, 2012 be included for filing with the SEC in the Company's Annual Report on Form 10-K for the year ended March 31, 2012. The Audit Committee has also approved the selection of KPMG LLP as the Company's independent auditors for fiscal 2013.

AUDIT COMMITTEE

Gregory B. Maffei (Chairman)

Vivek Paul

Luis A. Ubiñas

PRINCIPAL STOCKHOLDERS

The following table shows, as of May 18, 2012, the number of shares of our common stock owned by our directors, executive officers named in the "Summary Compensation" table below, our current directors and executive officers as a group, and beneficial owners known to us holding more than five percent of our common stock. As of May 18, 2012, there were 317,592,646 shares of our common stock outstanding. Except as otherwise indicated, the address for each of our directors and executive officers is c/o Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065.

Stockholder Name	Shares Owned[1]	Right to Acquire[2]	Percent of Outstanding Shares[3]
Primecap Management Company[4]	24,203,838	—	7.6%
The Vanguard Group[5]	20,033,930	—	6.3%
Manning & Napier Advisors, LLC[6]	17,646,942	—	5.6%
Jay C. Hoag[7]	11,384,723	—	3.6%
Lawrence F. Probst III[8]	753,755	1,541,100	*
John S. Riccitiello[9]	347,672	944,520	*
Peter Moore	119,763	484,459	*
Frank D. Gibeau	116,357	622,059	*
Kenneth A. Barker	70,507	53,784	*
Rajat Taneja	39,668	—	*
Linda J. Srere	28,194	87,200	*
Leonard S. Coleman	24,496	101,500	*
Jeffrey T. Huber	23,376	15,750	*
Vivek Paul	17,136	75,333	*
Gregory B. Maffei	16,197	122,166	*
Richard A. Simonson	8,442	64,500	*
Geraldine B. Laybourne	2,825	34,825	*
Luis A. Ubiñas	—	—	
Eric F. Brown[10]	—	—	*
All executive officers and directors as a group (22) persons[11]	13,581,019	4,570,840	5.7%

* Less than 1%

(1) Unless otherwise indicated in the footnotes, includes shares for which the named person has sole or shared voting and investment power. Excludes shares that may be acquired through stock option exercises.

(2) Includes (a) shares of common stock that may be acquired through stock option exercises within 60 days of May 18, 2012, (b) in the case of each of Messrs. Coleman, Maffei, Paul and Simonson, reflects 14,300 restricted stock units ("RSUs") that have vested but have been deferred, (c) in the case of Ms. Laybourne, reflects 12,775 RSUs that have vested but have been deferred, (d) in the case of Mr. Ubiñas, reflects 7,500 RSUs that have vested but have been deferred and (e) in the case of each of Messrs. Barker, Gibeau, and Moore, 3,784, 9,459 and 9,459 RSUs, respectively, that vest within 60 days of May 18, 2012.

(3) Calculated based on the total number of shares owned plus the number of shares that may be acquired through stock option exercises and the vesting of restricted stock units within 60 days of May 18, 2012.

(4) Based on information contained in a report on Form 13F filed with the SEC by Primecap Management Company. The address for Primecap Management Company is 225 South Lake Ave, Suite 400, Pasadena, CA 91101.

(5) Based on information contained in a report on Form 13F filed with the SEC by The Vanguard Group. The address for The Vanguard Group is PO Box 2600, Valley Forge, PA 19482-2600.

(6) Based on information contained in a report on Form 13F filed with the SEC by Manning & Napier Advisors. The address of Manning & Napier Advisors, LLC is 290 Woodcliff Drive, Fairport, NY 14450.

(7) Represents (i) 1,018 shares of common stock held by Mr. Hoag; (ii) 380 shares of common stock held by TCV Management 2004, L.L.C. ("TCV Management 2004"), (iii) 380 shares of common stock held by TCV VI

Management, L.L.C. ("TCV VI Management"), (iv) 1,270 shares of common stock held by TCV VII Management, L.L.C. ("TCV VII Management"), (v) 1,959,665 shares of common stock held by TCV V, L.P., (vi) 1,982,198 shares of common stock held by TCV VI, L.P., (vii) 4,834,140 shares of common stock held by TCV VII, L.P., (viii) 2,510,484 shares of common stock held by TCV VII (A), L.P., and (ix) 95,188 shares of common stock held by TCV Member Fund, L.P. (together with TCV V, L.P., TCV VI, L.P., TCV VII, L.P. and TCV VII (A), L.P., the "TCV Funds"). Jay C. Hoag is a member of each of TCV Management 2004, TCV VI Management, and TCV VII Management (collectively, the "TCV Management Entities") and shares voting and dispositive power over the shares owned by each of the TCV Management Entities but disclaims beneficial ownership of the shares held by such entities except to the extent of his pecuniary interest therein. Mr. Hoag has the sole power to vote or direct the vote of the shares held in his name, however Mr. Hoag is obligated to pledge those shares to the TCV Management Entities. Technology Crossover Management V, L.L.C. ("TCM V") is the sole general partner of TCV V, L.P. and a general partner of TCV Member Fund, L.P. Jay C. Hoag, is a member of TCM V and shares voting and investment power with respect to the shares beneficially owned by TCV V, L.P. but disclaims beneficial ownership of the shares held by TCV V, L.P. except to the extent of his respective pecuniary interest therein. Technology Crossover Management VI, L.L.C. ("TCM VI") is the sole general partner of TCV VI, L.P. and a general partner of TCV Member Fund, L.P. Mr. Hoag is a member of TCM VI and shares voting and investment power with respect to the shares beneficially owned by TCV VI, L.P. but disclaims beneficial ownership of the shares held by TCV VI, L.P. except to the extent of his respective pecuniary interest therein. Technology Crossover Management VII, Ltd. ("Management VII") is a general partner of TCV Member Fund, L.P. and the sole general partner of Technology Crossover Management VII, L.P. ("TCM VII"), which is the sole general partner of each of TCV VII, L.P. and TCV VII (A), L.P. Mr. Hoag is a Class A Director of Management VII and shares voting and investment power with respect to the shares beneficially owned by TCV VII, L.P. and TCV VII (A), L.P. but disclaims beneficial ownership of the shares held by TCV VII, L.P. and TCV VII (A), L.P., except to the extent of his respective pecuniary interest therein. Mr. Hoag is also a limited partner of TCV Member Fund, L.P. Management VII, TCM VI, and TCM V are each a general partner of TCV Member Fund, L.P. Mr. Hoag disclaims beneficial ownership of the shares held by TCV Member Fund, L.P., except to the extent of his respective pecuniary interest therein. The address for Mr. Hoag, the TCV Management Entities, TCM V, TCM VI, Management VII, TCM VII and the TCV Funds is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, CA 94301.

(8) Includes 73,238 shares of common stock held by Mr. Probst's grantor's retained annuity trust, in which 29,295 shares are held in trust for Lawrence F. Probst IV and 43,943 shares are held in trust for Scott Probst; 16,669 shares of common stock are held by Mr. Probst's spouse; and 469,713 shares of common stock are held by the Probst Family LP, of which Mr. Probst is a partner.

(9) Includes 1,700 shares of common stock held in trust for Mr. Riccitiello's minor children.

(10) Mr. Brown served as EA's Chief Financial Officer until his resignation on February 17, 2012.

(11) Includes all executive officers and directors of EA as of May 18, 2012.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the fiscal 2012 compensation paid to our named executive officers (the "NEOs"), the compensation decisions made by our Executive Compensation and Leadership Committee (the "Committee"), and the financial, strategic, and operational performance factors that guided those decisions. Our NEOs for fiscal 2012 were:

- John S. Riccitiello, Chief Executive Officer ("CEO");
- Kenneth A. Barker, Interim Chief Financial Officer, and Senior Vice President, Chief Accounting Officer;
- Frank D. Gibeau, President, EA Labels;
- Peter R. Moore, Chief Operating Officer;
- Rajat Taneja, Executive Vice President, Chief Technology Officer; and
- Eric F. Brown, former Executive Vice President, Chief Financial Officer.

FISCAL YEAR OVERVIEW

In fiscal 2012, the Company continued to execute successfully on our multi-year strategy to transform from a business predominately based on packaged goods sales to a business that is centered on the digital distribution of interactive entertainment directly to consumers. For the third fiscal year in a row, we achieved significant non-GAAP diluted earnings per share and digital revenue growth as our digital transformation touched every aspect of our financial performance, operations, and corporate structure.

Non-GAAP Digital Revenue, Non-Digital Revenue & Diluted Earnings per Share*


Revenue (millions)
EPS
$4,000
$3,000
$2,000
$1,000
$0
$1.25
$0.75
$0.25
($0.25)
($0.75)
$4,086
$4,159
$3,828
$4,186
$3,662
$3,589
$2,995
$2,959
$424
$570
$833
$1,227
($0.30)
$0.44
$0.70
$0.85
FY09
FY10
FY11
FY12
Non-Digital Revenue
Digital Revenue
EPS

* Appendix A to this Proxy Statement includes a reconciliation of the non-GAAP financial measures included in the table above to the most directly comparable GAAP financial measures.

With respect to our performance in fiscal 2012, we met or exceeded the following financial goals and continued the multi-year trend of improving our non-GAAP financial performance:

- **Revenue:** We achieved non-GAAP net revenue of $4,186 million in fiscal 2012, which exceeded the upper end of the guidance range that we provided in May 2011 of $3,750 to $3,950 million; this represents year-over-year growth of 9%, reflecting both organic growth, as well as the contribution from our acquisition of PopCap Games, Inc. in August 2011.

- **Earnings Per Share:** We achieved non-GAAP diluted earnings per share of $0.85, which was near the top end of the guidance range that we provided in May 2011 of $0.70 to $0.90; this represents year-over-year growth of 21%. Our diluted earnings per share range and achievement was highly dependent on the timing of the successful launch of *Star Wars: The Old Republic* during fiscal 2012.

- **Digital Revenue:** Non-GAAP digital revenue is perhaps the most important financial goal that we set for ourselves in fiscal 2012, because it represents the best measurement of the achievement of our strategic transformation. For fiscal 2012, we were extremely pleased to report non-GAAP digital revenues of $1,227 million, which exceeded the upper end of the guidance range that we provided in May 2011 of $1,050 to $1,100 million; this represents year-over-year growth of 47%.

On a GAAP basis in fiscal 2012, we achieved net revenue of $4,143 million, diluted earnings per share of $0.23, and digital revenue of $1,159 million. Appendix A to this Proxy Statement includes a reconciliation of the above-mentioned non-GAAP financial measures to the most directly comparable GAAP financial measures, as well as a discussion of why we believe these non-GAAP measures provide useful supplemental information regarding the Company's performance.

We also set and achieved a number of operational and structural goals in fiscal 2012. These were:

- **Digital Expansion:** We expanded the distribution of key products and our core brands into new markets, including mobile gaming on smart phones and social gaming on the internet. Recent strategic acquisitions, including PopCap, helped to drive that digital expansion. The efforts to grow and prioritize our digital distribution of products were aided by the integration of the business units that develop games specifically for digital distribution into our "EA Labels" game development organization.

- ***Star Wars: The Old Republic*:** We successfully launched the most ambitious online game service in our history, *Star Wars: The Old Republic*, at the end of December 2011.

- **Origin:** We devoted significant resources to build and launch our direct-to-consumer digital service platform, known as Origin, and made investments in the technological infrastructure that will support our games, services, and consumer relationships. As a result, our online community and commerce service expanded rapidly in fiscal 2012, and by the end of the fiscal year, Origin had approximately 11 million customers installed to date and had generated approximately $150 million in fiscal 2012 non-GAAP revenue.

- **Chart Position:** We set a goal for fiscal 2012 to optimize our chart position in Western markets (United States, Canada and Europe) for our packaged goods launches. We had major successes on this front, not only maintaining our position as the number one publisher in Western markets for high-definition games, but gaining overall share and placing five of our titles on the top-20 bestsellers list and two of our titles in the top-five bestsellers list in fiscal 2012.

- **Organizational Health:** We focused extensively on hiring and retaining a leadership team that can navigate our digital transformation, including the addition of an Executive Vice President, Digital and a Chief Technology Officer. Overall, our voluntary attrition rate dropped in fiscal 2012 as compared to fiscal 2011 and we have significantly increased our focus on college recruiting and hiring digital talent into the Company.

These achievements provide important context for the fiscal 2012 compensation decisions for our NEOs, as discussed below.

COMPENSATION PRINCIPLES AND STRUCTURE

The basic principles and structure of our compensation programs did not change in fiscal 2012. Our compensation programs are designed to motivate our NEOs to achieve financial, strategic, and operational objectives and create long-term stockholder value. We structure and review our NEO compensation in accordance with a compensation philosophy that is based on three core principles, each of which is intended to promote a pay-for-performance approach to executive compensation:

- Principle 1 — Cash Compensation: A significant portion of each NEO's cash compensation should be based on the annual financial and operational performance of the Company and the NEO's business unit (if applicable) and be at risk;
- Principle 2 — Equity Compensation: A significant portion of each NEO's total compensation should be provided in the form of long-term equity to enhance the alignment between NEO and stockholder interests and promote long-term executive retention; and
- Principle 3 —Target Total Direct Compensation: The target total direct compensation package for each NEO should be consistent with market practices for executive talent, as well as each NEO's individual experience, responsibilities and performance.

We believe these principles promote the long-term profitable growth of the Company and align compensation with the long-term interests of the Company's stockholders. These principles guide the design of the Company's executive compensation programs, and promote retention of a strong leadership team in an industry that is highly competitive for executive talent. These three core principles were reflected in the Company's compensation program designs for fiscal 2012 as follows:

Principle 1 — Cash Compensation: The cash compensation of each NEO consists of a competitive base salary and the opportunity to earn an annual cash bonus. Each NEO is assigned a target bonus (expressed as a percentage of base salary), and then the actual bonus award is determined with regard to the financial and operational performance of the Company, the NEO's business unit (if applicable), as well as the NEO's individual performance. In aggregate, cash bonuses represent approximately half of our NEOs' targeted cash compensation, and serve to put a significant portion of their cash compensation at risk.

Our bonus program is designed so that actual payouts are awarded at target levels only if the Company and the NEO meet pre-determined objectives, set at the beginning of the fiscal year. In years where we exceed these expectations, cash bonuses paid to our NEOs may be paid above target levels. In years where we do not achieve these expectations, cash bonuses paid to our NEOs are paid below target levels.

For fiscal 2012, we achieved a number of key objectives including those discussed in the "Fiscal Year Overview" section above. These achievements led to a bonus award for our participating NEOs (excluding Mr. Brown) of 123% of their aggregated target for fiscal 2012. The fiscal 2012 target and actual bonus award for each of our NEOs were as follows:

TARGET AND ACTUAL BONUS AWARDS FOR FISCAL 2012 NAMED EXECUTIVE OFFICERS*

	Target Bonus Award	Actual Bonus Award	Actual Bonus as % of Target
Mr. Riccitiello	$1,300,000	$1,500,525	115%
Mr. Barker	$ 256,310	$ 355,000	139%
Mr. Gibeau	$ 625,000	$ 775,000	124%
Mr. Moore	$ 616,667	$ 825,000	134%
Mr. Taneja**	$ 206,250	$ 245,000	119%

* Mr. Brown's target bonus was set at the beginning of the fiscal year at 90% of his base salary; however, he resigned from the Company effective February 17, 2012 and was not eligible for a bonus award.

** Mr. Taneja's fiscal 2012 Target Bonus Award is pro-rated based on the number of months in fiscal 2012 that he was employed with the Company.

A detailed explanation of the criteria used by the Committee to determine the actual fiscal 2012 bonus awards for each of our NEOs is provided below in the section titled "Individual NEO Compensation."

Principle 2 — Equity Compensation: Approximately 80% of our aggregate NEO's compensation for fiscal 2012 was provided in the form of long-term equity awards, aligning the interests of our NEOs with those of our stockholders.

Annual Equity Awards

The Committee targeted the fiscal 2012 equity awards to our NEOs to be comprised of 50% performance-based RSUs to further align the compensation of our NEOs with Company performance and stockholders' interests, and 50% time-based RSUs to promote retention of our leadership team. In June 2011, the Committee granted each of our NEOs (excluding Mr. Barker and Mr. Taneja) a target mix of 50% time-based RSUs and 50% performance-based RSUs.

The actual number of performance-based RSUs earned will be determined by the Committee and range from zero to 200% of the target award based on the Company's total stockholder return ("TSR") relative to the performance of each of the companies in the NASDAQ-100 Index on April 3, 2011 ("NASDAQ-100") over one-year (fiscal 2012), two-year (fiscal 2012 through 2013), and three-year (fiscal 2012 through 2014) measurement periods. TSR is determined based on a 90-day trailing average of the closing stock prices of the NASDAQ-100 at the end of each measurement period as compared to the 90-day trailing average of the closing stock prices of the NASDAQ-100 at the beginning of the measurement period. For each measurement period, the Company's TSR must be at the 60th percentile of the TSR of companies in the NASDAQ-100 in order for 100% of the target award to vest. This requires the Company to outperform the majority of companies in the NASDAQ-100 for the targeted number of shares to vest. If our TSR is above or below the 60th percentile, the number of shares that vest will increase by 3% for each percentile above the 60th, or decrease by 2% for each percentile below the 60th.

Our NEOs were eligible to earn up to one-third of the performance-based RSUs granted in June 2011, based on the Company's TSR for fiscal 2012. Despite strong operational results, the Company's share price was flat year-over-year, moving from $17.79 per share to $17.76 per share (in each case based on a 90-day trailing average from the last day of fiscal 2012 and fiscal 2011, respectively). This resulted in a TSR of -0.2% and ranked the Company at the 42nd percentile compared to the companies in the NASDAQ-100. Based on the terms of the performance-based RSUs described above, 64% of the target shares for the one-year TSR measurement period vested in May 2012 out of the potential maximum vesting of 200% of the target shares.

	FY12 Target Performance Shares	Performance Shares Vested Based on Actual FY12 Performance*
Mr. Riccitiello	41,666	26,666
Mr. Gibeau	33,333	21,333
Mr. Moore	21,666	13,866

* Mr. Brown's target performance shares for fiscal 2012 performance were 16,666; however, his unvested awards were cancelled as of February 17, 2012, the effective date of his resignation.

An additional one-third of the performance-based RSUs granted in June 2011 are eligible to be earned in each of the second performance period (fiscal 2012 through fiscal 2013) and third performance period (fiscal 2012 through fiscal 2014). Additional details are provided below in the section titled "Compensation Programs and Plans."

Retention Equity Awards

Over the last few years, and with increased intensity during fiscal 2012, the Company has experienced significant recruiting pressure from our peer companies, start-up companies, and large, diversified technology and entertainment companies. During fiscal 2012, a number of executives, including four of our executive officers, left the Company for positions in other organizations. In February 2012, the Committee looked at a number of alternatives to help promote retention, and ultimately decided to grant additional time-based RSUs to a number of key employees, including three NEOs (Mr. Gibeau, Mr. Moore and Mr. Barker). The time-based RSUs will vest 50% per year over two years.

Principle 3 — Target Total Direct Compensation: We awarded total direct compensation to our NEOs for fiscal 2012 consistent with market practices, each NEO's role and experience, and business conditions. Total direct compensation has three components: base salary, annual cash bonus, and equity awards.

For fiscal 2012, the Committee generally targeted the 50th to 75th percentile of the market range of comparable companies when setting the base salaries and target bonus opportunities for our NEOs, and targeted the 75th percentile for our ongoing equity awards. While we generally target each component at these levels, the actual base salary, bonus, and equity compensation provided to each NEO may be above or below these levels and is determined based on the Company's financial performance, each NEO's business unit financial (if applicable), strategic and operational performance, market trends, and other factors unique to each individual, such as their role and experience.

The Committee also considers the aggregate value of all three total direct compensation components, and generally targets the 50th to 75th percentile of the market range for ongoing total direct compensation. When necessary for retention, succession planning, or recognition of outstanding performance, the Committee may approve exceptional compensation programs for select key executives that could result in target total direct compensation above our target range.

THE COMMITTEE'S PROCESS FOR DETERMINING AND REVIEWING NEO COMPENSATION

For fiscal 2012, the Committee reviewed and approved the total direct compensation of each of our NEOs (other than for Mr. Riccitiello) in consultation with members of Company management and Compensia, which is the independent compensation consulting firm retained by the Committee.

TIMELINE OF FISCAL 2012 COMPENSATION DECISIONS

		Committee	Board of Directors
November 2010	Selection of peer group for fiscal 2012 compensation	Approved	
February 2011	Compensation benchmarking	Reviewed	
May 2011	CEO's fiscal 2012 salary, target bonus, and equity grants	Recommended	Approved
	Other NEOs' fiscal 2012 salaries, target bonuses, and equity grants	Approved	
November 2011	Selection of peer group for fiscal 2013 compensation	Approved	
February 2012	Retention RSUs (Mr. Gibeau, Mr. Moore and Mr. Barker only)	Approved	
May 2012	Other NEOs' bonus awards for fiscal 2012	Approved	
June 2012	CEO's bonus award for fiscal 2012	Recommended	Approved

Selection of Peer Group

To assess market compensation practices, the Committee first determined, in the third quarter of fiscal 2011, an appropriate group of comparable companies (our "peer group") to use as a reference for fiscal 2012 compensation decisions. The Committee elected to maintain the same peer group of companies for fiscal 2012 that were used for comparison purposes in fiscal 2011. These are companies with comparable revenue, geographic markets, financial performance and expected growth rates in related industries.

FISCAL 2012 PEER GROUP

Videogame
- Activision Blizzard
- Take-Two Interactive
- THQ

Technology / Internet
- Adobe Systems
- eBay
- Expedia
- IAC/Interactive Corp.
- Intuit
- Symantec
- Yahoo!

Entertainment
- Discovery Communications
- Lions Gate Entertainment
- Warner Music Group

Toys /Games
- Hasbro
- Mattel

This peer group was re-assessed in the third quarter of fiscal 2012 to determine if changes were necessary for compensation decisions that will be made for the next fiscal year. At that time, the Committee selected the peer group to be used for assessing executive compensation in fiscal 2013 and elected to make the following modifications to the fiscal 2013 peer group:

- **Removals:** THQ and eBay were removed as they no longer had comparable revenue. Warner Music Group was removed because it was acquired in July 2011.
- **Additions:** Zynga was added because they are a direct competitor in the videogame sector. Salesforce.com was added as they are a comparable sized software company in the San Francisco Bay Area with whom we compete for executive talent.

Compensation Benchmarking

In the fourth quarter of our prior fiscal year, fiscal 2011, Compensia conducted a comprehensive analysis of our executive compensation programs using data from the Radford High Technology Executive Compensation Surveys and publicly available information on our peer group. The analysis included a comparison of the base salary, target bonus, long-term incentives and total compensation of each of our executive-level positions against similar positions in our peer group. Each compensation element was evaluated against peer group compensation at multiple percentile levels, including the 50th and the 75th percentile. Where sufficient market data for our peer group was not available, Compensia used data from a broader group of similar sized technology companies. Compensia provided the Committee with their findings in February 2011 to be used as a reference for making compensation decisions for fiscal 2012.

Determining NEOs' Fiscal 2012 Salaries, Target Bonuses, and Equity Grants

In May 2011, the Committee reviewed and approved base salary, target cash bonus and equity grant recommendations for each of the NEOs for fiscal 2012 (other than Mr. Riccitiello). These decisions were made after consideration of the following factors, where applicable:

- The Company's compensation philosophy and principles discussed in this Compensation Discussion and Analysis;
- The financial, strategic and operational performance of the Company and the NEO's relevant business unit (as applicable) during the prior fiscal year, fiscal 2011;
- Each NEO's individual performance, as evaluated by our Chief Executive Officer with assistance from our Chief Talent Officer;
- An internal comparison of each NEO's compensation;
- Peer group market data provided by Compensia; and
- Current unvested equity holdings and compensation of each NEO.

Determining CEO's Fiscal 2012 Salary, Target Bonus, and Equity Grants

For our Chief Executive Officer, Mr. Riccitiello, the compensation-setting process differed from our other NEOs. The first step in this process was a fiscal 2011 performance review, which was conducted by the Nominating and Governance Committee of the Board of Directors with the assistance of the Chief Talent Officer, taking into consideration Mr. Riccitiello's and the Company's financial, strategic and operational performance. That review was provided to the Committee, which then developed compensation recommendations for Mr. Riccitiello with assistance from Compensia. The compensation recommendations and performance review were then presented to the full Board of Directors, which subsequently approved Mr. Riccitiello's fiscal 2012 base salary, target cash bonus opportunity, and equity award.

Additional Factors Impacting Equity Award Size

When considering the value of equity to be granted to our NEOs, the Committee also evaluates:

1. The grant date fair value of the awards (as reported in the "Summary Compensation" table);
2. The value of the awards as determined by multiplying the target number of shares granted by the closing stock price on the date of grant; and
3. The actual value our NEOs received in a fiscal year from the vesting of prior equity awards.

For example, the following table shows the different valuations of our CEO's fiscal 2012 compensation (excluding all other compensation) when applying each of these methods:

FISCAL 2012 CEO COMPENSATION VALUATION

	Base	Bonus	Equity	Total
Grant Date Fair Value of Total Direct Compensation				
Equity values reported in the "Summary Compensation" table	$865,538	$1,500,525	$7,148,332	$9,514,395
Closing Stock Price Value of Total Direct Compensation				
Equity value of target RSUs granted in fiscal 2012, valued at the closing price on date of grant	$865,538	$1,500,525	$5,605,000	$7,971,063
Actual Value of Compensation Realized				
Equity value of all awards vested or exercised during fiscal 2012	$865,538	$1,500,525	$4,521,781	$6,887,844

The "Summary Compensation" table, in the tables that follow, sets forth the grant date fair value of all equity granted in a fiscal year. For time-based RSUs, this value is determined by multiplying the number of shares granted by the closing stock price on the date of grant. For accounting purposes, we are required to use a different valuation methodology for performance-based RSUs based on the probable outcome of the performance condition. On June 16, 2011, we granted both time-based and performance-based RSUs. The time-based RSUs are valued at our closing stock price on the date of grant, which was $22.42. Based on the applicable accounting rules, the performance-based RSUs are valued at an average of $34.77 per share, a 55% premium over our closing stock price on this date.

While we are required to report values in the "Summary Compensation" table using those methodologies and the Committee considers them in making equity awards, we believe that neither of those valuations provides a complete basis for making compensation determinations. For example, these metrics do not reflect the compensation that was actually received by each of our NEOs during fiscal 2012, which is attributed to base salary paid, bonus awarded, and equity awards that vested or were exercised in fiscal 2012. Accordingly, our Committee also takes into account the actual value received by each NEO from prior awards when determining new awards. Over longer periods of time, when our stock price performance is either above or below expectations, our NEOs will realize value from the vesting of equity awards that is above or below our targeted levels. Since equity compensation accounts for a significant portion of our NEOs' compensation, the actual value received from prior equity awards aligns our NEOs' actual compensation with our compensation principles and long term stockholder interests. Details regarding the value of equity awards that was realized by each of our NEOs in fiscal 2012 is described in the "Fiscal 2012 Option Exercised and Stock Vested" table below.

Determining NEOs' and CEO's Actual Bonuses for Fiscal 2012

In May 2012, after the conclusion of fiscal 2012, the Committee approved the fiscal 2012 cash bonus award for each NEO (other than Mr. Riccitiello) based on the financial and operational performance of the Company, their business unit (if applicable), as well as their individual performance. In the case of Mr. Riccitiello, the Committee reviewed similar factors, as well as his specific performance objectives, and then recommended a fiscal 2012 cash bonus award for Mr. Riccitiello to the Board of Directors for final approval. There was no mathematical formula used to calculate bonus awards based on financial objectives. Rather, those objectives, like the other individual strategic and operational objectives, were evaluated on a qualitative basis by the Committee, which considered all of the factors discussed below in making their determination without assigning any specific weighting to the factors.

For the rationale behind individual bonus awards please see the "Fiscal Year Overview" and the "Individual NEO Compensation" sections.

INDIVIDUAL NEO COMPENSATION

This section describes the determination of the base salary, annual cash bonus and equity awards for each of our NEOs for fiscal 2012. Charts are shown for each individual who was a NEO in both fiscal 2011 and 2012 and still employed by the Company at the end of fiscal 2012. The charts illustrate the portion of compensation that is linked to performance. Equity awards are shown using grant date fair value, as reported in the "Summary Compensation" table.

Mr. Riccitiello


100%
75%
50%
25%
0%
Time-Based Equity
$3,508,000
Bonus
$1,600,000
Salary
$800,000
Performance-
Based:
27%
FISCAL 2011

Total Direct Compensation
$5,908,000


100%
75%
50%
25%
0%
Time-Based Equity
$2,802,500
Performance Equity
$4,345,832
Bonus $1,500,525
Salary $865,538
Performance-
Based:
61%
FISCAL 2012

Total Direct Compensation
$9,514,395

Base Salary and Bonus Target: In the first quarter of fiscal 2012, the Board of Directors elected to increase Mr. Riccitiello's base salary by 10% while his bonus target percentage remained unchanged at 150% of his annual base salary. This decision was based on his contribution to the improved financial and operational performance of the Company, while also considering market compensation data. The salary increase brought Mr. Riccitiello's fiscal 2012 base salary and target total cash compensation closer to our targeted range, but both remained below the median of our peer group.

In determining Mr. Riccitiello's actual bonus award for fiscal 2012, each financial, strategic and operational objective was assigned a percentage weighting of his overall bonus; however, the final bonus award was determined based on an overall, qualitative assessment of his performance against objectives. After reviewing these factors, the Committee recommended the fiscal 2012 actual bonus award for Mr. Riccitiello. The Board of Directors then approved Mr. Riccitiello's payout.

Cash Bonus Award: Mr. Riccitiello's fiscal 2012 cash bonus award was $1,500,525, which corresponds to 115% of his target bonus opportunity. Mr. Riccitiello's cash bonus was determined based upon an evaluation of his performance against the following financial and strategic objectives:

Weight	Objective	Performance	Performance vs. CEO Objective
50%	Non-GAAP Net Revenue	$4,186 million	Exceeded
	Non-GAAP Diluted Earnings-Per-Share	$0.85	Exceeded
25%	Non-GAAP Digital Revenue	$1,227 million	Exceeded
25%	Deliver on EA Chart Position, Business Transformation Initiatives and Organizational Health	• Increased market share in Western markets for package goods	Exceeded
		• Five of our titles in the top-20 bestsellers list and two of our titles in top-five bestsellers list	Achieved
		• Launched Star Wars: The Old Republic, on a large scale and with high stability	Achieved
		• Strong growth in Origin platform	Exceeded
		• Organization health initiatives around attrition, diversity, college recruiting and employee engagement	Achieved

Equity Awards: In June 2011, the Board of Directors, based on a recommendation from the Committee, granted Mr. Riccitiello performance-based RSUs, of which up to 125,000 shares may vest if target performance levels are achieved (with a potential range of shares vesting between zero to 200% of the target shares based on actual performance) and 125,000 time-based RSUs.

The Committee recommended and the Board of Directors approved these awards after consulting with Compensia regarding the current market practices for CEO compensation, taking into consideration Mr. Riccitiello's unvested equity holdings, the performance of the Company, and the design of the performance-based RSUs, which requires the Company's total stockholder return to rank at the 60th percentile of the companies in the NASDAQ-100 in order to vest the target share amount. Based on the equity values reported in the "Summary Compensation" table, which value the performance-based RSUs at a premium above their closing price on the date of grant (as discussed above in "Additional Factors Impacting Equity Grant Size"), the value of Mr. Riccitiello's fiscal 2012 equity award was slightly above the 75th percentile of market. However, when those performance-based RSUs are valued at the closing price on the date of grant, which the Committee and Board of Directors also considered in making these awards, the value of Mr. Riccitiello's fiscal 2012 equity award was below our target of 75th percentile of market.

The following table shows the pay positioning of Mr. Riccitiello's total direct compensation, using these two valuation scenarios.

Performance-based RSUs Valued at:

	Grant Date Fair Value	Closing Price on Date Of Grant
Base Salary	Below 50th Percentile	Below 50th Percentile
Target Cash	Below 50th Percentile	Below 50th Percentile
Equity	Above 75th Percentile	Below 75th Percentile
Total Target Direct Compensation	Above 75th Percentile	Between 50th and 75th Percentile

In determining Mr. Riccitiello's fiscal 2012 total target compensation, the Committee and the Board of Directors placed special weight on (1) the overall strong performance of Mr. Riccitiello and the Company during fiscal

2011; (2) the increased alignment of Mr. Riccitiello's compensation with shareholder value, which resulted from 61% of his fiscal 2012 compensation being performance-based and 75% of his fiscal 2012 total compensation being provided in the form of long-term equity; and (3) the fact that Mr. Riccitiello's fiscal 2011 total target direct compensation was below the 50th percentile of market. As a result, Mr. Riccitiello's total direct compensation from fiscal 2011 to fiscal 2012 increased 61% when applying the values reported in the "Summary Compensation" table, or 35% when applying the closing stock price on the date his equity awards were granted. As shown in the chart below, in comparison to the average pay mix of our peer companies, a larger percentage of our CEO's fiscal 2012 total target direct compensation was in the form of performance-based and long-term equity.

CEO Compensation Mix: Peer Group versus EA



Other Long-Term Compensation, 2%
100%
75%
50%
25%
0%
Percent of Total Compensation
Time-Based Equity 12%
Options 32%
Performance Equity 12%
Bonus 27%
Salary 15%
56%
Equity Compensation
75%
Time-Based Equity 29%
Performance Equity 46%
Bonus 16%
Salary 9%
Peer Group CEOs Average*
EA CEO, Fiscal 2012

* Per compensation benchmarking of our Fiscal 2012 Peer Group, February 2011; data reflects only CEOs in the 2012 Peer Group serving more than one year.

Mr. Barker

Mr. Barker assumed the role of interim Chief Financial Officer in February 2012. He had previously served in the role of Chief Accounting Officer at the Company for nearly nine years.

Base Salary and Bonus Target: In the first quarter of fiscal 2012, the Committee elected to increase Mr. Barker's base salary by 4% while his bonus target percentage remained unchanged at 60% of his annual base salary. Mr. Barker's base salary increase was in-line with the Company's overall salary increase budget.

Cash Bonus Award: Mr. Barker's fiscal 2012 cash bonus award was $355,000, which corresponds to 139% of his target bonus opportunity. To determine Mr. Barker's cash bonus, the Committee took into account the Company's strong financial performance, including the non-GAAP net revenue and non-GAAP diluted earnings per share results for the fiscal year, as well as an overall evaluation of his fiscal 2012 strategic and operational achievements. Those achievements included his assumption of additional responsibilities within the Company's finance organization and in connection with the PopCap acquisition. In determining the overall amount of Mr. Barker's fiscal 2012 cash bonus award, the Committee also recognized the additional responsibilities and duties Mr. Barker performed as interim Chief Financial Officer following the departure of Mr. Brown in February 2012, such as the completion of the share buyback program and leading the fiscal 2013 financial planning process.

Equity Awards: In June 2011, the Committee granted Mr. Barker 37,500 time-based RSUs. The Committee determined the size of his award based on his performance, the unvested value of his outstanding equity awards, external market practices, and internal compensation alignment. In February 2012, Mr. Barker was granted an additional 40,000 time-based RSUs, which will vest in two equal annual installments. The Committee granted these shares to Mr. Barker for retention purposes and in recognition for serving as the interim Chief Financial Officer following Mr. Brown's resignation in February 2012, in addition to his role as Chief Accounting Officer.

Mr. Gibeau


100%
75%
50%
25%
0%
Time-Based Equity $2,308,800
Bonus $1,180,000
Salary $591,538
Performance-Based: 29%

FISCAL 2011

Total Direct Compensation
$4,080,338


100%
75%
50%
25%
0%
Retention Equity $2,665,500
Time-Based Equity $2,242,000
Performance Equity $3,476,666
Bonus $775,000
Salary $624,577
Performance-Based: 43%

FISCAL 2012

Total Direct Compensation
$9,783,743

Mr. Gibeau's role expanded significantly in fiscal 2012 when he was appointed President of EA Labels, and charged with leading all of the Company's development activities. In this role, Mr. Gibeau has responsibility for the product development, worldwide product management and marketing for all packaged goods and online offerings within the Company for EA SPORTS, EA Games, Maxis, BioWare, PopCap, and our Social/Mobile Studios. Previously, Mr. Gibeau had served for four years as head of the EA Games label.

Base Salary and Bonus Target: In the first quarter of fiscal 2012, the Committee elected to increase Mr. Gibeau's base salary by 5% while his bonus target percentage remained unchanged at 100% of his annual base salary. His base salary was increased to better align his base salary with the market and with internal peers. Based on market data, Mr. Gibeau's fiscal 2012 base salary and target total cash compensation were within our targeted compensation range.

Cash Bonus Award: Mr. Gibeau's fiscal 2012 cash bonus award was $775,000, which corresponds to 124% of his target bonus opportunity. To determine Mr. Gibeau's cash bonus award, the Committee took into account the Company's overall strong financial performance, including non-GAAP net revenue and non-GAAP diluted earnings per share results, as well as an overall evaluation of his strategic and operational achievements. Those achievements included the integration of three separate organizations (EA Games, EA Play and EA Sports) into a single "EA Labels" organization under Mr. Gibeau's leadership, exceeding the revenue, digital revenue, and profitability goals for EA Labels, the on-time shipment of quality games, and the successful product launches of *Battlefield 3* and *Star Wars: The Old Republic.*

Equity Awards: In June 2011, the Committee granted Mr. Gibeau performance-based RSUs of which up to100,000 shares may vest if target performance levels are achieved (with a potential range of shares vesting between zero to 200% of the target shares based on actual performance) and 100,000 time-based RSUs. The Committee determined the size of his award based on his performance, the unvested value of his outstanding equity awards, external market practices, and internal compensation alignment. The Committee used a mix of both performance-based and time-based RSUs to balance the desire to drive long-term stock price growth and promote long-term retention.

In February 2012, Mr. Gibeau was granted an additional 150,000 time-based RSUs for retention purposes, which will vest in two equal annual installments. The Committee believed this grant was appropriate given the intense competition for executive management talent in our sector.

Mr. Moore


100%
75%
50%
25%
0%
Time-Based Equity
$2,308,800
Bonus
$580,000
Salary
$594,615
Performance-
Based:
17%

FISCAL 2011

Total Direct Compensation
$3,483,415


100%
75%
50%
25%
0%
Retention Equity
$1,777,000
Time-Based Equity
$1,457,300
Performance Equity
$2,259,832
Bonus $825,000
Salary $616,385
Performance-
Based:
44%

FISCAL 2012

Total Direct Compensation
$6,935,517

In fiscal 2012, Mr. Moore took on the role of Chief Operating Officer of Electronic Arts. He had previously served as the President of the EA SPORTS label for nearly four years. As Chief Operating Officer, Mr. Moore provides strategic leadership for all global operations that enable the Company to bring products to market via retail and digital direct-to-consumer channels, including publishing, sales, media, central development, and channel management.

Base Salary and Bonus Target: In the first quarter of fiscal 2012, the Committee increased Mr. Moore's base salary by 3% while his bonus target percentage remained unchanged at 100% of his annual base salary. His base salary was increased to better align his base salary and target cash compensation with the market and with internal peers. Based on market data, Mr. Moore's fiscal 2012 base salary and target total cash compensation were within our targeted compensation range.

Cash Bonus Award: Mr. Moore's fiscal 2012 cash bonus award was $825,000, which corresponds to 134% of his target bonus opportunity. To determine Mr. Moore's cash bonus award, the Committee took into account the Company's overall strong financial performance, including the non-GAAP net revenue and non-GAAP diluted earnings per share results for the fiscal year, as well as an overall evaluation of his fiscal 2012 strategic and operational achievements as both President of the EA Sports Label until August 2011 and as Chief Operating Offer for the remainder of the fiscal year. Those achievements included significantly exceeding revenue, digital revenue, and profitability goals of the EA Sports business unit while successfully executing our digital transformation strategy, the success of Origin, which by the end of the fiscal year had approximately 11 million customers installed to-date and had generated approximately $150 million in fiscal 2012 non-GAAP revenue, and efforts to enhance and transform the customer experience across all digital direct-to-consumer business channels.

Equity Awards: In June 2011, the Committee granted Mr. Moore performance-based RSUs of which up to 65,000 shares may vest if target performance levels are achieved (with a potential range of shares vesting between zero to 200% of the target shares based on actual performance), and 65,000 time-based RSUs. The Committee determined the size of his award based on his performance, the unvested value of his outstanding equity awards, external market practices, and internal compensation alignment. The Committee used a mix of both performance-based and time-based RSUs to balance our desire to drive long-term stock price growth and long-term retention.

In February 2012, Mr. Moore was granted an additional 100,000 time-based RSUs for retention purposes, which will vest in two equal annual installments. The Committee believed this grant was appropriate given the intense competition for executive management talent in our sector.

Mr. Taneja

Mr. Taneja joined the Company in October 2011 as our Executive Vice President and Chief Technology Officer. In that role, he oversees the organization that is building and managing the Company's technological infrastructure for providing products and services directly to our consumers. Hiring Mr. Taneja was an important step in the business transformation that the Company is undertaking because Mr. Taneja's expertise and leadership is crucial to building the platform for all of our digital, direct-to-consumer initiatives across the Company. There are only a few technology executives who have overseen the development of an end-to-end online entertainment delivery and commerce platform, as Mr. Taneja did at Microsoft Corporation prior to joining the Company.

Base Salary and Bonus Target: In conjunction with his offer of employment with the Company, the Committee approved an annual base salary of $550,000 and a bonus target of 75% for Mr. Taneja. While both Mr. Taneja's base salary and target total cash compensation were above our targeted compensation range, the Committee felt they were appropriate based on his unique skills in building an online commerce and service platform, his target total cash compensation at his prior company, and to align his base salary and target total cash compensation with his internal peers.

Cash Bonus Award: Mr. Taneja's fiscal 2012 cash bonus award was $245,000, which corresponds to 119% of his target bonus opportunity (adjusted on a pro rata basis to reflect that Mr. Taneja joined the Company in October 2011). To determine Mr. Taneja's cash bonus award, the Committee took into account the Company's overall strong financial performance, including the non-GAAP net revenue and non-GAAP diluted earnings per share results for the fiscal year, as well as an overall evaluation of his fiscal 2012 strategic and operational achievements. Those achievements included the development of a new organization to build the platform for all of our digital, direct-to-consumer initiatives across the Company.

New Hire Cash and Equity Awards: Upon joining the Company, Mr. Taneja was granted 250,000 time-based RSUs, of which 25% of the shares will vest on each of the six, 12, 24 and 36-month anniversaries of the grant date. In addition, Mr. Taneja received a sign-on bonus of $500,000 and 25,000 additional time-based RSUs, which will vest on the 12-month anniversary of the grant date. The Committee felt that the number of RSUs, the vesting schedule, and the cash sign-on bonus were appropriate to induce Mr. Taneja to accept the Company's offer of employment by helping to offset the compensation he forfeited when he left Microsoft Corporation to join the Company. Mr. Taneja will participate in our performance-based RSU program in fiscal 2013. As a requirement for his new position, Mr. Taneja relocated to the Company's headquarters in Redwood City, California.

Mr. Brown

Base Salary and Bonus Target: In the first quarter of fiscal 2012, the Committee elected to increase Mr. Brown's base salary by 3% while his bonus target percentage remained unchanged at 90% of his annual base salary. His base salary was increased to better align his base salary with the market and internal peers. Based on market data, Mr. Brown's fiscal 2012 base salary and target total cash compensation were within our targeted compensation range. Mr. Brown did not receive any severance payments upon his termination of employment.

Cash Bonus Award: Mr. Brown resigned effective February 17, 2012, and was not awarded a cash bonus award for fiscal 2012.

Equity Awards: In June 2011, the Board of Directors, based on a recommendation from the Committee, granted Mr. Brown performance-based RSUs of which up to 50,000 shares could have vested based on target performance levels (with a potential range of shares vesting between zero to 200% of the target shares based on actual performance), and 50,000 time-based RSUs. When Mr. Brown resigned he had not vested in any shares from these awards, and the awards were cancelled.

COMPENSATION PROGRAMS AND PLANS

This section provides more detail on the various compensation plans and programs discussed above, as well as others that apply to our NEOs and other executive officers.

Non-GAAP Financial Measures

The Company uses certain adjusted non-GAAP financial measures when establishing performance-based bonus and equity award targets, such as non-GAAP diluted earnings per share, non-GAAP net revenue, non-GAAP net income, non-GAAP profit before tax, and non-GAAP digital revenue. These non-GAAP financial measures exclude the following items (as applicable, in a given reporting period): acquisition-related expenses, changes in deferred net revenue (packaged goods and digital content), losses (gains) on strategic investments, amortization of debt discount, restructuring charges, stock-based compensation, and income tax adjustments, among others. In addition, for these purposes, we make further adjustments to our publicly disclosed non-GAAP measures to add back bonus expense. Please refer to Appendix A for more information regarding our use of non-GAAP financial measures.

Base Salary

A competitive base salary is a crucial component in providing an attractive total compensation package for our NEOs. The Committee initially sets each NEO's base salary at a level which reflects the NEO's position, responsibilities and experience, as compared to similar executives at comparable companies. On an annual basis, the Committee reviews and approves any base salary adjustments, considering such factors as individual performance, pay relative to market, level of responsibilities, complexity of role, and internal compensation alignment.

As part of its May 2012 compensation review, the Committee decided to increase the base salaries of certain NEOs for fiscal 2013. Effective June 1, 2012, Mr. Riccitiello's base salary will increase to $1,030,000, Mr. Barker's base salary will increase to $445,000, Mr. Gibeau's base salary will increase to $710,000, Mr. Moore's base salary will increase to $630,000, and Mr. Taneja's base salary will increase to $600,000. These increases were consistent with the compensation-setting process described above, and based on the Company's financial performance, each NEO's business unit financial performance (if applicable), strategic and operational performance, market trends, and other factors unique to each individual, such as their role and experience.

Bonus Funding

As described below, cash bonus awards for Mr. Riccitiello, Mr. Gibeau and Mr. Moore were funded under the Electronic Arts Inc. Executive Bonus Plan (the "Executive Bonus Plan") based on the attainment of a pre-determined non-GAAP net-income performance measure (as described below under "Executive Bonus Plan"). Bonus funding for Mr. Barker and Mr. Taneja was determined under the broad-based EA Bonus Plan, the funding of which is discretionary based upon Company, business unit and individual performance. Mr. Brown resigned effective February 17, 2012, and was not awarded a cash bonus for fiscal 2012.

Executive Bonus Plan

For fiscal 2012, our NEOs (other than Mr. Barker and Mr. Taneja) participated in the Executive Bonus Plan. In general, officers of the Company who report directly to the Chief Executive Officer at the beginning of each fiscal year participate in the Executive Bonus Plan. Mr. Taneja joined the Company during the third quarter of fiscal 2012 and did not participate in the Executive Bonus Plan for fiscal 2012. In his position as Senior Vice President, Chief Accounting Officer, Mr. Barker reported directly to the Company's Chief Financial Officer at the beginning of fiscal 2012 and did not participate in the Executive Bonus Plan for fiscal 2012. Cash bonuses payable under the Executive Bonus Plan are intended to qualify as tax deductible "performance-based compensation" under Section 162(m) of the Internal Revenue Code. Funding for the Executive Bonus Plan is contingent upon the achievement of one or more pre-established Company financial performance measures. Based on our performance, a maximum bonus award is calculated for each NEO. The Committee may then exercise its discretion to reduce, but not increase, actual bonus awards based on discretionary factors such as the performance of the Company, the performance of each NEO's business unit (if applicable), and the NEO's individual performance.

In May 2011, the Committee set the fiscal 2012 performance measure for funding the Executive Bonus Plan. The maximum bonus funding ("Maximum Bonus Award") for each participating NEO is the lower of: (1) 300% of his annual base salary and (2) 0.5% of non-GAAP net income for each NEO other than Mr. Riccitiello, for whom this maximum is 1% of non-GAAP net income. The Committee selected this funding metric because the level of profitability is a key business focus in any year. The Company reported non-GAAP net income of $284 million for fiscal 2012, which resulted in the following Maximum Bonus Award for each participating NEO under the Executive Bonus Plan. The Committee then exercised its discretion to reduce actual bonus awards to amounts they determined were appropriate based on the Company's actual financial performance, and the NEO's individual performance against strategic and operational objectives, as discussed above.

EXECUTIVE BONUS PLAN: TARGET AND ACTUAL BONUS AWARDS FOR FISCAL 2012*

	Maximum Bonus Award	Target Bonus Award	Actual Bonus Award
Mr. Riccitiello	$2,640,000	$1,300,000	$1,500,525
Mr. Gibeau	$1,420,000	$ 625,000	$ 775,000
Mr. Moore	$1,420,000	$ 616,667	$ 825,000

* Mr. Brown resigned from the Company effective February 17, 2012 and was not eligible for a bonus award.

The Executive Bonus Plan was approved by the Company's stockholders in July 2007, and by its terms will terminate five years from the date of stockholder approval in accordance with the requirements of Section 162(m).

In May 2012, the Committee approved the performance measure for funding the Executive Bonus Plan for fiscal 2013, contingent upon stockholder re-approval of the Executive Bonus Plan. If stockholders do not approve the Executive Bonus Plan, then our executives will participate in the EA Bonus Plan for fiscal 2013, and the resulting awards to executives may not be tax-deductible. If approved, the Maximum Bonus Award for each participating NEO for fiscal 2013 will again be the lower of: (1) 300% of their annual base salary and (2) 0.5% of non-GAAP net income for each NEO other than Mr. Riccitiello, for whom this maximum is 1% of non-GAAP net income. The Committee selected this funding metric because the level of profitability is a key business focus in any year.

EA Bonus Plan

The EA Bonus Plan is a discretionary bonus program for certain executive and non-executive employees of the Company. Cash bonuses paid under the EA Bonus Plan are not designed to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code. As Mr. Taneja joined the Company during the third quarter of fiscal 2012, he did not participate in the Executive Bonus Plan and instead participated in the EA Bonus Plan for fiscal 2012. In his position as Senior Vice President, Chief Accounting Officer, Mr. Barker participated in the EA Bonus Plan.

Awards under the EA Bonus Plan are discretionary and take into consideration the amount of overall funding approved for the plan, a discretionary allocation of bonus funding to an individual's business unit and an assessment of an individual's overall performance during the fiscal year. As discussed above, the Committee awarded bonuses to Mr. Barker and Mr. Taneja under the EA Bonus Plan taking into consideration the Company's actual financial performance, and individual performance against strategic and operational objectives.

For fiscal 2012, 20% of the EA Bonus Plan was funded based on non-GAAP diluted earnings per share and non-GAAP net revenue targets. The remaining 80% was funded on a discretionary basis considering the achievement of measurable business objectives including, but not limited to, profitability, net revenue and digital revenue, as well as individual contributions.

For fiscal 2012, the Committee approved funding for the EA Bonus Plan at 103% of the Company's aggregate employee bonus targets. This was based on the Company's financial performance – exceeding the upper end of our original guidance range for non-GAAP net revenue and digital revenue, as well as achieving near the top end of our non-GAAP diluted earnings per share guidance range. In addition, this funding reflected operational successes such as the development of blockbuster titles such as *Battlefield 3*, *Mass Effect 3* and *FIFA 12*, the successful launch of *Star Wars: The Old Republic*, and our position as the number one publisher in Western markets for high-definition games, with five of our titles on the top-20 bestsellers list and two of our titles in the top-five bestsellers list in fiscal 2012.

Performance-Based RSU Program

In June of 2011 the Committee granted each of our NEOs (excluding Mr. Barker and Mr. Taneja) a target mix of 50% time-based RSUs and 50% performance-based RSUs.

The actual number of performance-based RSUs earned will be determined by the Committee and range from zero to 200% of the target award based on the Company's TSR relative to the performance of each of the companies in the NASDAQ-100 over one-year (fiscal 2012), two-year (fiscal 2012 through 2013), and three-year (fiscal 2012 through 2014) measurement periods. TSR is determined based on a 90-day trailing average of the closing stock prices of the NASDAQ-100 at the end of each measurement period as compared to the 90-day trailing average of the closing stock prices of the NASDAQ-100 at the beginning of the measurement period. For each measurement period, the Company's TSR must be at the 60th percentile of the TSR of companies in the NASDAQ-100 in order for 100% of the target award to vest. This requires the Company to outperform the majority of companies in the NASDAQ-100 for the targeted number of shares to vest. If our TSR is above or below the 60th percentile, the number of shares that vest will increase by 3% for each percentile above the 60th, or decrease by 2% for each percentile below the 60th.

For fiscal 2013, the Company will continue to target the composition of our annual equity awards as 50% performance-based RSUs and 50% time-based RSUs to each of our NEOs (excluding Mr. Barker). The fiscal 2013 performance-based RSUs will also vest between zero to 200% based upon the relative TSR performance of the Company over one, two, and three-year measurement periods. The design reflects the Committee's belief that a mix of both performance- based and time-based equity awards balances our desire to drive long-term stock price growth and promote long-term retention.

Prior Performance-Based RSU Program

We have previously utilized performance-based equity to motivate management and reward increased profitability. Each of our NEOs (except Mr. Taneja) has an outstanding performance-based RSU award that was granted in fiscal 2009. These performance-based RSUs may be earned based upon the Company's achievement of one of three progressively higher adjusted non-GAAP net income targets (as measured on a trailing-four-quarter basis). These targets range from approximately two to three times the Company's non-GAAP net income for fiscal 2008 and can be earned through the performance period ending on June 30, 2013. To the extent that the Company does not achieve one or more of the non-GAAP net income targets, the portion of the award that would have been earned upon the achievement of the applicable target will be cancelled. At the time these performance-based RSUs were granted to our NEOs, we believed that achievement of the first adjusted non-GAAP net income target was probable. As of March 31, 2012, no shares of the fiscal 2009 performance-based RSUs had been earned and during fiscal 2012, we determined that the performance criteria for these awards were improbable of achievement.

Benefits and Retirement Plans

We provide a comprehensive benefits package to all of our regular, full-time employees, including our NEOs, which includes medical, dental, prescription drug, vision care, disability insurance, life insurance, accidental death and dismemberment ("AD&D") insurance, a flexible spending plan, business travel accident insurance, a tax-qualified Section 401(k) savings plan, an educational reimbursement program, an adoption assistance program, an employee assistance program, an employee stock purchase plan, certain paid holidays and personal time-off. These benefits, and the levels provided, are consistent with those offered by similar-sized companies. We also maintain a nonqualified deferred compensation plan in which certain employees, including our NEOs and our Directors are eligible to participate. None of our NEOs participated in the deferred compensation plan during fiscal 2012.

Perquisites and Other Personal Benefits

We have consistently taken a conservative approach with respect to providing perquisites and other personal benefits to our NEOs. While our NEOs generally receive the same benefits that are available to our other regular, full-time employees, they also receive certain additional benefits, including access to a Company-paid physical examination program, and greater maximum benefit levels with respect to life insurance, AD&D, and long-term disability coverage. We consider these benefits to be standard components of a competitive executive compensation package. Company-reimbursed air and ground transportation is restricted to business travel.

Relocation Assistance

We provide relocation benefits to our executive officers, including our NEOs, in order to induce job candidates to accept job offers for certain open positions that are critical to the Company's business needs. These benefits may include household goods and car shipment, travel, temporary housing, car rental, storage, miscellaneous relocation allowance, home sale and purchase assistance, house-hunting trips, and tax protection to offset costs incurred by our executive officers as a result of these relocations. Relocation benefits provided to NEOs are reported in the "All Other Compensation" column of the "Summary Compensation" table below.

Post-Employment Arrangements

Change of Control Plan

Our executive officers, including our NEOs, are eligible to participate in the Electronic Arts Inc. Key Employee Continuity Plan, which is a "double-trigger" change of control plan. We believe it is important to offer our executive officers this type of severance benefit in order to attract executive talent by mitigating the harm that they would suffer if their employment is terminated by the Company for reasons beyond their control in conjunction with a change of control of the Company. This type of severance benefit also allows existing executive officers to focus on the Company's business without being distracted by concerns about their job security in the event of a change of control and acts as an additional incentive for our executive officers to comply with their post-termination covenants. The Electronic Arts Inc. Key Employee Continuity Plan provides for specified levels of cash severance, continued health benefits and accelerated vesting of certain outstanding equity awards in the event of a qualifying termination of employment in connection with a change of control of the Company, as described in more detail under "Potential Payments upon Change of Control" below.

Severance Plan

We maintain an ERISA-regulated severance plan (the "Severance Plan") that applies to (1) all of our U.S.-based employees whose jobs are terminated due to a reduction-in-force and (2) any other employee we select to participate in the plan upon his or her termination of employment. Under the Severance Plan, eligible employees may receive a cash severance payment equal to two weeks pay, with any additional payments to be determined solely at our discretion. In addition, under the Severance Plan, we will pay the premiums for continued health benefits, if such benefits are continued pursuant to COBRA, for a time period equal to the number of weeks of cash severance paid.

Any severance arrangements with our executive officers, including our NEOs, whether paid pursuant to the Severance Plan or otherwise, require the prior approval of the Committee. In the event of a change of control of the Company, the cash severance payment payable under the Severance Plan may be reduced, in whole or in part, by any amount paid under the Electronic Arts Inc. Key Employee Continuity Plan.

POLICIES AND PRACTICES

Stock Ownership Requirements

We maintain stock ownership requirements for all of our executive officers who are subject to Section 16 of the Securities Exchange Act of 1934, as amended. These ownership requirements range from one to six times an individual's annual base salary depending on his or her level within the Company. These requirements are phased in on the basis of the executive officer's tenure.

The Committee monitors these stock ownership requirements to ensure they continue to align the interests of our executive officers with those of our stockholders. As of March 30, 2012, each of our executive officers, including each of our NEOs, had either met his or her then-applicable stock ownership requirement or had not yet reached the date on which he or she is required to meet his or her ownership requirement.

We do not have a separate requirement that Section 16 officers hold shares of the Company's common stock for a specific period of time after an option exercise or vesting of RSUs.

Stock Trading and Anti-Hedging Policies

We maintain a policy designed to promote compliance by all of our employees with both federal and state insider trading laws. Under this policy, certain employees (including all of our executive officers) who regularly have access to material, non-public information about the Company are prohibited from buying or selling shares of the Company's common stock during periods when the Company's trading window is closed (unless such transactions are made pursuant to a pre-approved Exchange Act Rule 10b5-1 trading plan). When the trading window is open, these employees are prohibited from buying or selling shares of the Company's common stock while in possession of material, non-public information about the Company. During an open trading window, employees who are subject to the trading policy and are at the level of Vice President and above must request a trading clearance from our General Counsel prior to engaging in a trading transaction (unless such transaction is made pursuant to a pre-approved Exchange Act Rule 10b5-1 trading plan). In addition, our Directors, executive officers, and other employees may not engage in short sales of shares of the Company's common stock under any circumstances, including trading in puts and calls that increase in value from a decline in the trading price of our stock.

Equity Awards Grant Practices

Equity awards granted to executive officers during fiscal 2012 were approved by the Committee in advance of the grant date and were made on the 16th of the month in which they were granted (or on the next NASDAQ trading day thereafter if the 16th of the month fell on a Saturday, Sunday, or holiday). The Committee has delegated authority for determining and approving equity grants for senior executives (other than executive officers), vice presidents and other non-executive employees, with pre-defined size limits and vesting schedules, to a committee consisting of our CEO and Chief Talent Officer, that reports on their activities to the Committee on at least an annual basis.

Compensation Recovery

In July 2009, the Committee adopted a compensation recovery provision to be included in all equity award agreements on a prospective basis. If an employee engages in fraud or other misconduct that contributes to an obligation to restate the Company's financial statements, this provision allows the Committee to terminate the equity award and recapture any equity award proceeds received by the employee within the 12-month period following the public issuance or filing of the financial statements required to be restated. Once the SEC adopts final implementation rules pursuant to Section 10D of the Securities Exchange Act of 1934, as amended, we plan to modify our compensation recovery provision appropriately.

Section 162(m)

When making compensation decisions for our NEOs, the Committee considers if the compensation arrangements are tax deductible under Section 162(m) of the Internal Revenue Code. However, tax deductibility is not the primary factor in determining appropriate levels or modes of compensation. Since corporate objectives may not always be consistent with the requirements for tax deductibility, we may, if consistent with our compensation philosophy, enter into compensation arrangements under which payments are not fully deductible under Section 162(m).

Accounting for Stock-Based Compensation

We account for our stock-based compensation awards in accordance with applicable accounting standards. The comparable compensation expense of restricted stock units and stock options has removed a financial reporting disincentive to use restricted stock units that existed before we began expensing stock options under the current accounting standard. As such, we use restricted stock units for all employee groups, including our NEOs.

EXECUTIVE COMPENSATION AND LEADERSHIP COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The following Executive Compensation and Leadership Committee Report on Executive Compensation shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that EA specifically incorporates it by reference into a filing.

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on its review and discussions with management, the Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMMITTEE MEMBERS

Geraldine B. Laybourne (Chair)

Jay C. Hoag

Linda J. Srere

FISCAL 2012 SUMMARY COMPENSATION TABLE

The following table shows information concerning the compensation earned during fiscal 2012 by our Chief Executive Officer, our Interim Chief Financial Officer, our next three most highly compensated executive officers and our former Chief Financial Officer. For purposes of the compensation tables that follow, we refer to these individuals collectively as the "Named Executive Officers" or "NEOs".

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
JOHN S. RICCITIELLO	2012	865,538	—	7,148,332[(2)(6)]	—	1,500,525	2,589	9,516,984
Chief Executive Officer	2011	800,000	—	3,508,000	—	1,600,000	2,501	5,910,501
	2010	800,000	—	7,294,950	1,002,287	746,667	1,308	9,845,212
KENNETH A. BARKER	2012	426,945	—	1,551,550	—	355,000	14,221	2,347,716
Interim Chief Financial Officer and Senior Vice President, Chief Accounting Officer								
FRANK D. GIBEAU	2012	624,577	—	8,384,166[(2)(7)]	—	775,000	13,614	9,797,357
President, EA Labels	2011	591,538	—	2,308,800	—	1,180,000	12,321	4,092,659
	2010	545,000	—	2,657,200	—	423,000	10,919	3,636,119
PETER R. MOORE	2012	616,385	—	5,494,132[(2)(8)]	—	825,000	14,274	6,949,791
Chief Operating Officer	2011	594,615	—	2,308,800	—	580,000	12,321	3,495,736
	2010	565,000	—	2,657,200	—	401,000	10,919	3,634,119
RAJAT TANEJA	2012	253,846	500,000[(9)]	6,551,875	—	245,000	108,244	7,658,965
Executive Vice President and Chief Technology Officer								
ERIC F. BROWN[(10)]	2012	556,769	—	2,859,332[(2)(11)]	—	—	60,959	3,477,060
Former Executive Vice President and Chief Financial Officer	2011	600,000	—	1,776,000	—	700,000	4,070	3,080,070
	2010	600,000	—	2,201,680	—	315,000	4,005	3,120,685

(1) Represents the aggregate grant date fair value of restricted stock units ("RSUs") with time-based and, where applicable, performance-based vesting granted in those years. Grant date fair value is determined for financial statement reporting purposes and the amounts shown do not reflect the actual value realized by the recipient. For RSUs with time-based vesting, grant date fair value is calculated using the closing price of our common stock on the grant date. Refer to footnote 2 below for a discussion of the fair value calculation for RSUs with performance-based vesting. For additional information regarding the valuation methodology for RSUs, see Note 14, "Stock-Based Compensation and Employee Benefit Plans", to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2012. For additional information regarding the specific terms of the RSUs with time-based vesting granted to our NEOs in fiscal 2012, see the "Fiscal 2012 Grants of Plan-Based Awards" table below.

(2) Represents the aggregate grant date fair value of RSUs with performance-based vesting granted in those years. Grant date fair value is determined for financial statement reporting purposes and the amounts shown do not reflect the actual value that can be realized by the recipient. For RSUs with performance-based vesting, the grant date fair value is based on the probable outcome of the performance condition on the date of grant. For additional information regarding the valuation methodology for RSUs, see Note 14, "Stock-Based Compensation and Employee Benefit Plans", to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2012. The performance-based RSUs granted to our NEOs in fiscal 2012 are referred to as "Market-Based Restricted Stock Units" in Note 14. For additional information regarding the specific terms of the RSUs with performance-based vesting granted to our NEOs in fiscal 2012, see the discussion of "Performance-Based RSU Program" in the "Compensation Discussion & Analysis" above and the "Fiscal 2012 Grants of Plan-Based Awards" table below.

(3) Represents the grant date fair value of stock options granted in those years. For additional information on the valuation methodology and assumptions used to calculate the fair value of stock options, see Note 14, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2012.

(4) Represents amounts awarded under the Electronic Arts Inc. Executive Bonus Plan ("Executive Bonus Plan") for fiscal 2012 for Messrs. Riccitiello, Gibeau and Moore and amounts awarded under the EA Bonus Plan to Messrs. Barker and Taneja. For additional information about the bonuses paid to our NEOs in fiscal 2012, see "Executive Bonus Plan" and "EA Bonus Plan" in the "Compensation Discussion and Analysis" above. In fiscal 2011, bonus amounts for Messrs. Riccitiello, Gibeau, Moore, and Brown were awarded under the Executive Bonus Plan. In fiscal 2010, the minimum funding targets for the Executive Bonus Plan were not met and Messrs. Riccitiello, Gibeau, Moore, and Brown were awarded discretionary bonuses calculated according to the terms of the EA Bonus Plan.

(5)

All Other Compensation Table

Name	Fiscal Year	Basic Group Term Life and Disability Premiums and Executive Physical Fees ($)	Company-matching 401(k) Contributions ($)(A)	Relocation-Related Costs and Other ($)	Tax Gross-up ($)	Total ($)
JOHN S. RICCITIELLO	2012	1,261	—	—	1,328(B)	2,589
	2011	2,501	—	—	—	2,501
	2010	1,308	—	—	—	1,308
KENNETH A. BARKER	2012	1,868	11,025	—	1,328(B)	14,221
FRANK D. GIBEAU	2012	1,261	11,025	—	1,328(B)	13,614
	2011	1,296	11,025	—	—	12,321
	2010	3,569	7,350	—	—	10,919
PETER R. MOORE	2012	1,261	11,025	—	1,988(B)(C)	14,274
	2011	1,296	11,025	—	—	12,321
	2010	3,569	7,350	—	—	10,919
RAJAT TANEJA	2012	525	3,808	65,859(D)	38,052(B)(E)	108,244
ERIC F. BROWN	2012	1,156	10,649	47,826(F)	1,328(B)	60,959
	2011	4,070	—	—	—	4,070
	2010	3,645	—	—	360(G)	4,005

(A) Amounts shown reflect company-matching 401(k) contributions for fiscal 2010, 2011 and 2012 that were each paid during the subsequent fiscal year.

(B) Amount includes tax reimbursement with respect to a computer equipment bonus provided to each of the NEOs.

(C) Includes tax reimbursement related to relocation costs incurred in fiscal 2012 related to Mr. Moore's fiscal 2009 relocation.

(D) Relocation related costs for Mr. Taneja in fiscal 2012 include costs of a house-hunting trip, air fare, temporary housing, shipping of household goods and a miscellaneous relocation allowance. Other compensation includes a computer equipment bonus.

(E) Includes tax gross-up in the amount of $37,173 related to relocation costs incurred in fiscal 2012.

(F) Represents amount paid to Mr. Brown for his accrued paid time off upon his resignation from the Company.

(G) Includes tax gross-up related to relocation costs incurred in fiscal 2009.

(6) Represents the aggregate grant date fair value of 125,000 RSUs with time-based vesting granted to Mr. Riccitiello in fiscal 2012 of $2,802,500 and the grant date fair value of the RSUs with performance-based vesting granted to Mr. Riccitiello in fiscal 2012 of $4,345,832, based on the probable outcome of the performance conditions. The actual vesting of the performance-based RSUs will be between zero and 200% of the target number of RSUs. The value of the performance-based RSUs on the date of grant assuming the highest level of performance conditions will be achieved is $5,605,000, which is based on the maximum vesting of 250,000 RSUs multiplied by the closing price of our stock on the date of grant of $22.42 per share.

(7) Represents the aggregate grant date fair value of 250,000 RSUs with time-based vesting granted to Mr. Gibeau in fiscal 2012 of $4,907,500 and the grant date fair value of the RSUs with performance-based vesting granted to Mr. Gibeau in fiscal 2012 of $3,476,666, based on the probable outcome of the performance conditions. The actual vesting of the performance-based RSUs will be between zero and 200% of the target number of RSUs. The value of the performance-based RSUs on the date of grant assuming the highest level of performance conditions will be achieved is $4,484,000, which is based on the maximum vesting of 200,000 RSUs multiplied by the closing price of our stock on the date of grant of $22.42 per share.

(8) Represents the aggregate grant date fair value of 165,000 RSUs with time-based vesting granted to Mr. Moore in fiscal 2012 of $3,234,300 and the grant date fair value of the RSUs with performance-based vesting granted to Mr. Moore in fiscal 2012 of $2,259,832, based on the probable outcome of the performance conditions. The actual vesting of the performance-based RSUs will be between zero and 200% of the target number of RSUs. The value of the performance-based RSUs on the date of grant assuming the highest level of performance conditions will be achieved is $2,914,600, which is based on the maximum vesting of 130,000 RSUs multiplied by the closing price of our stock on the date of grant of $22.42 per share.

(9) Represents a sign-on bonus provided to Mr. Taneja at the time of hire.

(10) Mr. Brown resigned as EA's Chief Financial Officer and his employment terminated effective February 17, 2012.

(11) Represents the aggregate grant date fair value of 50,000 RSUs with time-based vesting granted to Mr. Brown in fiscal 2012 of $1,121,000 and the grant date fair value of the RSUs with performance-based vesting granted to Mr. Brown in fiscal 2012 of $1,738,332, based on the probable outcome of the performance conditions. The value of the performance-based RSUs on the date of grant assuming the highest level of performance conditions will be achieved is $2,242,000, which is based on the maximum vesting of 100,000 RSUs multiplied by the closing price of our stock on the date of grant of $22.42 per share. These awards were cancelled as of February 17, 2012, the date of Mr. Brown's resignation.

FISCAL 2012 GRANTS OF PLAN-BASED AWARDS TABLE

The following table shows information regarding non-equity incentive and equity plan-based awards granted to the named executive officers during fiscal 2012.

Name	Grant Date(1)	Approval Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2) Target ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2) Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards(3) Target (#)	Estimated Future Payouts Under Equity Incentive Plan Awards(3) Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(4)	Grant Date Fair Value of Stock Awards ($)(5)
John S. Riccitiello	—	—	1,300,000	2,640,000	—	—	—	—
	6/16/2011	5/27/2011	—	—	125,000	250,000	—	4,345,832
	6/16/2011	5/27/2011	—	—	—	—	125,000(6)	2,802,500
Kenneth A. Barker	—	—	256,310	—	—	—	—	—
	6/16/2011	5/26/2011	—	—	—	—	37,500(6)	840,750
	2/16/2012	2/8/2012	—	—	—	—	40,000(7)	710,800
Frank D. Gibeau	—	—	625,000	1,420,000	—	—	—	—
	6/16/2011	5/26/2011	—	—	100,000	200,000	—	3,476,666
	6/16/2011	5/26/2011	—	—	—	—	100,000(6)	2,242,000
	2/16/2012	2/8/2012	—	—	—	—	150,000(7)	2,665,500
Peter R. Moore	—	—	616,667	1,420,000	—	—	—	—
	6/16/2011	5/26/2011	—	—	65,000	130,000	—	2,259,832
	6/16/2011	5/26/2011	—	—	—	—	65,000(6)	1,457,300
	2/16/2012	2/8/2012	—	—	—	—	100,000(7)	1,777,000
Rajat Taneja	—	—	206,250	—	—	—	—	—
	10/17/2011	9/12/2011	—	—	—	—	250,000(8)	5,956,250
	10/17/2011	9/12/2011	—	—	—	—	25,000(9)	595,625
Eric F. Brown(10)	6/16/2011	5/26/2011	—	—	50,000	100,000	—	1,738,332
	6/16/2011	5/26/2011	—	—	—	—	50,000(6)	1,121,000

(1) Each grant was approved on the approval date indicated above by our Executive Compensation and Leadership Committee, or the Board of Directors with respect to grants to Mr. Riccitiello, for grant on the specific grant date indicated above. For more information regarding our grant date policy, see "Equity Awards Grant Practices" in the "Compensation Discussion and Analysis" above.

(2) The amounts shown represent the target and maximum amount of potential cash bonus plan awards provided for under the Executive Bonus Plan for Messrs. Riccitiello, Gibeau and Moore. The target amounts are pre-established as a percentage of salary and the maximum amounts represent the greatest payout that could have been made if the pre-established performance level was met or exceeded. Mr. Barker and Mr. Taneja were eligible to participate in the EA Bonus Plan for fiscal 2012. Mr. Barker's target bonus amount for fiscal 2012 was 60% of his annual base salary and Mr. Taneja's target bonus amount for fiscal 2012 was 75% of his annual base salary, pro-rated based on the number of months in fiscal 2012 that he was employed with the Company. For more information regarding the bonuses paid to our NEOs in fiscal 2012 and an explanation of the amount of salary and bonus in proportion to total compensation, see the sections titled "Compensation Principles and Structure", "Individual NEO Compensation", "Executive Bonus Plan", and "EA Bonus Plan" in the "Compensation Discussion and Analysis" above. There is no threshold level for this award.

(3) Represents awards of RSUs with performance-based vesting granted under our 2000 Equity Incentive Plan. The performance-based RSUs granted to our NEOs in fiscal 2012 are referred to as "Market-Based Restricted Stock Units" in Note 14, "Stock-Based Compensation and Employee Benefit Plans" to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2012. The number of performance-based RSUs that can be earned will be determined by the Committee and range from zero to 200% of the target award based on the Company's total stockholder return ("TSR") relative to the performance of each of the companies in the NASDAQ-100 Index on April 3, 2011 ("NASDAQ-100") over one-year (fiscal 2012), two-year (fiscal 2012 through 2013), and three-year (fiscal 2012 through 2014)

measurement periods. TSR is determined based on a 90-day trailing average of the closing stock prices of the NASDAQ-100 at the end of each measurement period as compared to the 90-day trailing average of the closing stock prices of the NASDAQ-100 at the beginning of the measurement period. For each measurement period, the Company's TSR must be at the 60th percentile of the TSR of companies in the NASDAQ-100 in order for 100% of the target award to vest. This requires the Company to outperform the majority of companies in the NASDAQ-100 for the targeted number of shares to vest. If our TSR is above or below the 60th percentile, the number of shares that vest will increase by 3% for each percentile above the 60th, or decrease by 2% for each percentile below the 60th. Upon vesting, each restricted stock unit is converted to one share of EA common stock, and does not have an exercise price or expiration date. The RSUs are not entitled to receive dividends, if any, paid by EA on its common stock. There is no threshold level for this award.

(4) Represents awards of RSUs with time-based vesting granted under our 2000 Equity Incentive Plan. Upon vesting, each restricted stock unit automatically converts into one share of EA common stock, and does not have an exercise price or expiration date. The RSUs are not entitled to receive dividends, if any, paid by EA on its common stock.

(5) For grants of RSUs with time-based vesting, represents the aggregate grant date fair value of RSUs calculated using the closing price of our common stock on the date of grant. For grants of RSUs with performance-based vesting, represents the aggregate grant date fair value of the award based on the probable outcome of the performance condition on the date of grant. Grant date fair value is determined for financial statement reporting purposes and the amounts shown do not reflect actual value realized by the recipient. For a more detailed discussion of the valuation methodology and assumptions used to calculate fair value, see Note 14, "Stock-Based Compensation and Employee Benefit Plans", of the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2012. For additional information regarding the specific terms of the RSUs with performance-based vesting granted to our NEOs in fiscal 2012, see the discussion of "Performance-Based RSU Program" in the "Compensation Discussion & Analysis" above.

(6) RSUs vest as to one-third of the units 11 months from the grant date, then vest as to an additional one-third of the units 23 months from the grant date and the remaining one-third of the units 35 months from the grant date.

(7) RSUs vest as to one-half of the units 12 months from the grant date and then vest as to the remaining one-half of the units 24 months from the grant date.

(8) RSUs vest as to one-fourth of the units six months from the grant date, then vest as to an additional one-fourth of the units 12 months from the grant date, an additional one-fourth of the units 24 months from the grant date and the remaining one-fourth of the units 36 months from the grant date.

(9) RSUs vest as to 100% of the units 12 months from the grant date.

(10) Mr. Brown resigned effective February 17, 2012. He was not eligible to receive a cash bonus plan award for fiscal 2012 and all unvested equity awards were cancelled on February 17, 2012.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following tables show information regarding outstanding stock options and outstanding RSUs held by the Named Executive Officers as of the end of fiscal 2012.

All stock options and RSU's were granted pursuant to EA's 2000 Equity Incentive Plan. The market value of the unvested time-based and performance-based RSU awards is determined by multiplying the number of unvested RSUs by $16.485, the closing price of the Company's common stock on March 30, 2012, the last trading day of fiscal 2012. For the RSU awards subject to performance-based vesting conditions as described in the footnotes to the Outstanding Stock Awards table below, the number of shares and their value assumes the achievement of target performance goals.

	Outstanding Option Awards				
Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
John S. Riccitiello	9/16/2009	83,400	55,600(1)	18.85	9/16/2016
	5/10/2007	575,000	275,000(2)	49.90	5/10/2017
Kenneth A. Barker	12/16/2008	50,000	—	16.06	12/16/2018
Frank D. Gibeau	10/7/2002	12,600	—	31.32	10/7/2012
	10/24/2003	60,000	—	48.79	10/24/2013
	9/2/2005	100,000	—	57.42	9/2/2015
	3/1/2006	35,000	—	52.03	3/1/2016
	8/16/2006	70,000	—	51.64	8/16/2016
	6/18/2007	35,000	—	49.71	6/18/2017
	8/16/2007	100,000	—	50.80	8/16/2017
	12/16/2008	200,000	—	16.06	12/16/2018
Peter R. Moore	9/17/2007	350,000	—	53.73	9/17/2017
	12/16/2008	125,000	—	16.06	12/16/2018
Rajat Taneja	—	—	—	—	—
Eric F. Brown	4/16/2008	230,000(3)	—	52.02	4/16/2018

(1) Time-based stock options that vest as to 24% of the options on the first day of the month that includes the first anniversary of the grant date, then vest as to an additional 2% of the options on the first day of each month thereafter for the next 38 months.

(2) Time-based stock options that vest as to 100% of the options on April 1, 2012.

(3) Mr. Brown resigned effective February 17, 2012. Pursuant to the terms of his option agreement, unvested options were cancelled on February 17, 2012 and unexercised, vested options were canceled three months post-termination on May 17, 2012.

Proxy Statement

Name	Grant Date	Outstanding Stock Awards — Time-Based Vesting Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That have Not Vested ($)	Performance-Based Vesting Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
John S. Riccitiello	5/16/2008	—	—	66,667(1)	1,099,006
	6/16/2011	—	—	125,000(2)	2,060,625
	9/16/2009	129,000(3)	2,126,565	—	—
	5/18/2010	133,334(3)	2,198,011	—	—
	6/16/2011	125,000(4)	2,060,625	—	—
Kenneth A. Barker	5/16/2008	—	—	16,667(1)	274,755
	6/16/2008	1,250(5)	20,606	—	—
	6/16/2009	2,534(3)	41,773	—	—
	5/17/2010	26,667(3)	439,605	—	—
	6/16/2011	37,500(4)	618,188	—	—
	2/16/2012	40,000(6)	659,400	—	—
Frank D. Gibeau	5/16/2008	—	—	41,667(1)	686,880
	6/16/2011	—	—	100,000(2)	1,648,500
	6/16/2008	3,125(5)	51,516	—	—
	6/16/2009	6,334(3)	104,416	—	—
	9/16/2009	40,000(3)	659,400	—	—
	5/17/2010	86,667(3)	1,428,706	—	—
	6/16/2011	100,000(4)	1,648,500	—	—
	2/16/2012	150,000(6)	2,472,750	—	—
Peter R. Moore	5/16/2008	—	—	41,667(1)	686,880
	6/16/2011	—	—	65,000(2)	1,071,525
	6/16/2008	3,125(5)	51,516	—	—
	6/16/2009	6,334(3)	104,416	—	—
	9/16/2009	40,000(3)	659,400	—	—
	5/17/2010	86,667(3)	1,428,705	—	—
	6/16/2011	65,000(4)	1,071,525	—	—
	2/16/2012	100,000(6)	1,648,500	—	—
Rajat Taneja	10/17/2011	25,000(7)	412,125	—	—
	10/17/2011	250,000(8)	4,121,250	—	—
Eric F. Brown(9)	—	—	—	—	—

(1) Represents RSUs with performance-based vesting at the threshold target achievement level of one-third of the RSU award granted. The awards may vest in three equal amounts, with the vesting of each amount contingent upon EA's achievement of three progressively higher adjusted non-GAAP net income targets (as measured on a trailing four-quarter basis). On the grant date, we assumed that one-third of the awards would vest based upon achievement of the first non-GAAP net income target. During the fiscal year ended March 31, 2012, we determined that the performance criteria for these awards was improbable of achievement. For additional information, see Note 14, "Stock-Based Compensation and Employee Benefit Plans", to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2012.

(2) Represents RSUs with performance-based vesting at the target achievement level. The performance-based RSUs granted to our NEOs in fiscal 2012 are referred to as "Market-Based Restricted Stock Units" in Note 14, "Stock-Based Compensation and Employee Benefit Plans", to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended March 31, 2012. The number of performance-based RSUs that can be earned will be determined by the Committee and range from zero to 200% of the target award based on the Company's TSR relative to the performance of each of the companies in the NASDAQ-100 over one-year (fiscal 2012), two-year (fiscal 2012 through 2013), and three-year (fiscal 2012 through 2014) measurement periods. TSR is determined based on a 90-day trailing average of the closing stock prices of the NASDAQ-100 at the end of each measurement period as compared to the 90-day trailing average of the closing stock prices of the NASDAQ-100 at the beginning of the measurement period. For each measurement period, the Company's TSR must be at the 60th percentile of the TSR of companies in the NASDAQ-100 in order for 100% of the target award to vest. This requires the Company to outperform the majority of companies in the NASDAQ-100 for the targeted number of shares to vest. If our TSR is above or below the 60th percentile, the number of shares that vest will increase by 3% for each percentile above the 60th, or decrease by 2% for each percentile below the 60th.

(3) Time-based RSUs with one-third of the units vesting on each of the first three anniversaries of the grant date.

(4) Time-based RSUs with one-third of the units vesting one month prior to each of the first three anniversaries of the grant date.

(5) Time-based RSUs with one-fourth of the units vesting on each of the first four anniversaries of the grant date.

(6) Time-based RSUs with one-half of the units vesting on each of the first two anniversaries of the grant date.

(7) Time-based RSUs that vest as to 100% of the units on the first anniversary of the grant date.

(8) Time-based RSUs with one-fourth of the units vesting six months from grant date and then one-fourth of the units on each of the first three anniversaries of the grant date.

(9) Mr. Brown resigned effective February 17, 2012. Pursuant to the terms of his RSU agreement, Mr. Brown's RSUs were cancelled upon his termination of employment.

Proxy Statement

FISCAL 2012 OPTION EXERCISES AND STOCK VESTED TABLE

The following table shows all stock options exercised and value realized upon exercise and all RSUs vested and value realized upon vesting by the Named Executive Officers during fiscal 2012.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(3)
John S. Riccitiello	—	—	195,666	4,521,781
Kenneth A. Barker	—	—	38,451	884,591
Frank D. Gibeau	—	—	94,041	2,162,911
Peter R. Moore	—	—	117,791	2,710,361
Rajat Taneja	—	—	—	—
Eric F. Brown	100,000	424,678	92,566	2,070,496

(1) The value realized upon the exercise of stock options is calculated by (a) subtracting the option exercise price from the market value on the date of exercise to get the realized value per share, and (b) multiplying the realized value per share by the number of shares underlying options exercised.

(2) Represents shares of EA common stock released during fiscal 2012.

(3) The value realized upon vesting of RSUs is calculated by multiplying the number of RSUs vested by the prior day's closing price of EA common stock on the vest date.

POTENTIAL PAYMENTS UPON CHANGE OF CONTROL

Electronic Arts Key Employee Continuity Plan

All employees at the level of Vice President and above are eligible to participate in the Electronic Arts Inc. Key Employee Continuity Plan (the "CoC Plan"). The CoC Plan is a "double-trigger" plan which provides eligible employees, including our NEOs, with certain payments and benefits if their employment is terminated without "cause" or if they resign for "good reason" during the 12-month period following a change of control of the Company or if their employment is terminated without "cause" during the two-month period preceding a change of control of the Company. Eligible employees are not entitled to any payments or benefits in the event they voluntarily resign or are terminated for "cause". The CoC Plan payments and benefits include:

- a lump sum cash severance payment based on a multiple of the product of an eligible executive's base salary in effect immediately prior to the termination of employment, plus his or her target annual bonus or annual incentive opportunity for the year in which his or her employment is terminated;
- continued health benefits for a period ranging from six to 18 months, depending on the eligible executive's position with the Company; and
- full vesting on the date of employment termination of all outstanding and unvested equity awards (other than performance-based awards, certain portions of which may be subject to award and acceleration depending on the specific terms of such awards). In the case of an equity award consisting of a stock option, such stock option shall continue to be exercisable for a period of three years from the severance date (or such longer period as may be prescribed in the plan or agreement governing such option), but in no event later than the expiration date of such option.

The cash severance payment that our CEO, Company-level Presidents and Executive Vice Presidents are entitled to receive upon a qualifying termination of employment is equal to 150% of the sum of their annual base salary and target bonus opportunity. Health benefits for these same positions may continue for up to eighteen months. The cash severance payment that Company-level Senior Vice Presidents are entitled to receive upon a qualifying termination of employment is equal to 100% of the sum of their annual base salary and target bonus opportunity. Health benefits for employees at the Senior Vice President level may continue for up to twelve months.

The CoC Plan does not provide for any additional payments or benefits (for example, tax gross-ups or reimbursements) in the event that the payments under the CoC Plan and other arrangements offered by the Company or its affiliates cause an executive officer to owe an excise tax under Section 280G of the Internal Revenue Code. However, the CoC Plan provides that, if an executive officer would receive a greater net after-tax benefit by having his or her CoC Plan payments reduced to an amount that would avoid the imposition of the Section 280G excise tax, his or her payment will be reduced accordingly.

As a condition to each executive employee's right to receive the payments and benefits provided under the CoC Plan, the executive is required to execute a waiver of claims against the Company and will be bound by the terms of a non-solicitation agreement prohibiting the executive, for a one-year period following his or her termination of employment, from soliciting employees to leave the Company.

Performance-Based RSU Programs

Messrs. Riccitiello, Barker, Gibeau and Moore were each granted performance-based RSUs in May 2008 (the "Fiscal 2009 Performance-based RSUs"). The Fiscal 2009 Performance-based RSUs may be earned based upon the Company's achievement of one of three progressively higher adjusted non-GAAP net income targets (as measured on a trailing-four-quarter basis). These targets range from approximately two to three times the Company's non-GAAP net income for fiscal 2008 and can be earned though the performance period ending on June 30, 2013. Pursuant to the terms of the Fiscal 2009 Performance-based RSUs, and subject to the timely execution of a severance agreement and release, in the event of a change of control of the Company prior to the expiration of the performance period, all of the unvested Fiscal 2009 Performance-based RSUs will be automatically converted into time-based restricted stock units, which will vest on June 30, 2013, subject to two exceptions. If the recipient's employment is terminated without "cause" by the Company or if the recipient resigns for "good reason" (as such terms are defined in the grant agreement), within one year of the change of control event, the recipient's Fiscal 2009 Performance-based RSUs will vest upon the date of termination of employment and if, during the two months immediately preceding a change of control, the recipient's employment is terminated by the Company without "cause", and such termination is made in connection with the change of control, as determined by the Committee in its sole discretion, then the recipient's Fiscal 2009 Performance-based RSUs will vest on the date of the change of control event. To the extent that the acceleration of the Fiscal 2009 Performance-Based RSUs, when taken together with other arrangements offered by EA or its affiliates, would cause a recipient of the Fiscal 2009 Performance-based RSUs to owe an excise tax under Section 280G, the recipient's award would be reduced to an amount that would not cause the Section 280G excise tax to apply. Notwithstanding the foregoing, if the recipient would receive a greater net after-tax benefit by having the Section 280G excise tax apply, the reduction described in the previous sentence would not be made.

Messrs. Riccitiello, Gibeau and Moore were each granted performance-based RSUs in June 2011 (the "Fiscal 2012 Performance-based RSUs"). The Fiscal 2012 Performance-based RSUs may be earned based upon the relative total stockholder return ("TSR") percentile ranking of the Company as measured over a three year performance period with one, two, and three year TSR measurement periods. Pursuant to the terms of the Fiscal 2012 Performance-based RSUs, and subject to the timely execution of a severance agreement and release, in the event of a change of control of EA prior to the expiration of the three-year performance period, the Committee shall certify the relative TSR percentile ranking of the Company as of the effective date of the change of control and that relative TSR percentile ranking will be applied to determine the number of shares that vest on each remaining vest date in the performance period.

The vesting of the Fiscal 2012 Performance-Based RSUs may be accelerated to the earlier of: (a) the date on which, during the time period beginning on the effective date of the change of control and ending on the first anniversary of the effective date of the change of control, the recipient's employment is terminated without cause by EA or is terminated for good reason by the recipient; or (b) as of the effective date of the change of control if, during the two months immediately preceding the effective date of the change of control, the recipient's employment is terminated by EA without cause, and such termination is made in connection with the change of control, as determined by the Committee in its sole discretion. To the extent that the acceleration of the Fiscal 2012 Performance-Based RSUs, when taken together with other arrangements offered by EA or its affiliates, would cause a recipient of the Fiscal 2012 Performance-based RSUs to owe an excise tax under Section 280G, the recipient's award would be reduced to an amount that would not cause the Section 280G excise tax to apply. Notwithstanding the foregoing, if the recipient would receive a greater net after-tax benefit by having the Section 280G excise tax apply, the reduction described in the previous sentence would not be made.

The following table sets forth potential payments under the CoC Plan and the terms of the Fiscal 2009 Performance-based RSUs and Fiscal 2012 Performance-based RSUs, as described above, to our NEOs (other than Mr. Brown) upon termination of employment without "cause" or resignation for "good reason" occurring during the two-month period before or the 12-month period after a change of control of the Company. For purposes of the table below, we have assumed a termination date of March 30, 2012, the last trading day of our fiscal year and have excluded Mr. Brown who resigned effective February 17, 2012, and was not employed by the Company on the last day of fiscal 2012. The closing market price of our common stock on March 30, 2012 was $16.485 per share.

Name	Cash Award ($)(1)	Stock Options ($)(2)	Restricted Units (time-based) ($)(3)	Restricted Stock Units (performance-based) ($)(4)	Other ($)(5)	Total ($)
John S. Riccitiello	3,270,000	—	6,385,201	4,615,800	101,008	14,372,009
Kenneth A. Barker	686,310	—	1,779,572	824,250	61,125	3,351,257
Frank D. Gibeau	1,882,500	—	6,365,287	3,115,665	85,121	11,448,573
Peter R. Moore	1,855,001	—	4,964,062	2,746,401	74,425	9,639,889
Rajat Taneja	1,134,375	—	4,533,375	—	29,669	5,697,419

(1) Represents the sum of each NEO's annual base salary as of March 30, 2012, and each NEO's target non-equity incentive opportunity for fiscal 2012, as set forth in the "Summary Compensation" table and the "Grants of Plan-Based Awards" table, multiplied by 1.5 with respect to Messrs. Riccitiello, Gibeau, Moore, and Taneja and multiplied by 1.0 with respect to Mr. Barker.

(2) Represents unvested outstanding options that would accelerate and vest on a qualifying termination in connection with a change of control occurring as of March 30, 2012. This amount is calculated by multiplying the number of shares underlying each accelerated unvested option by the difference between the per-share closing price of our common stock on March 30, 2012, which is the last trading day of our fiscal year end, and the per-share exercise price. All of the unvested options for Mr. Riccitiello had exercise prices that were above the closing price of the common stock on March 30, 2012.

(3) Represents the value of unvested time-based RSUs that would accelerate and vest on a qualifying termination of employment in connection with a change of control occurring on March 31, 2012. The value was calculated by multiplying the number of time-based RSUs that would accelerate by the per-share closing price of our common stock on March 30, 2012.

(4) Represents the value of unvested performance-based RSUs that would accelerate and vest on a qualifying termination of employment in connection with a change of control occurring on March 30, 2012. For purposes of the table, we assumed that: (1) the Fiscal 2009 Performance-based RSUs granted to Messrs. Riccitiello, Barker, Gibeau and Moore would accelerate and vest in full on a qualifying termination in connection with a change of control occurring as of March 30, 2012; and (2) the Fiscal 2012 Performance-based RSUs granted to Messrs Riccitiello, Gibeau and Moore would accelerate and vest as to 64% of the target number of RSUs, based on the relative TSR percentile ranking of the Company as compared to that of the benchmark NASDAQ-100 Companies, as of March 30, 2012. The value of the performance-based RSUs was calculated by multiplying the number of RSUs that would accelerate by the per-share closing price of our common stock on March 30, 2012.

(5) Includes eighteen months of post-termination health benefits and any accrued paid time off with respect to Messrs. Riccitiello, Gibeau, Moore, and Taneja; and twelve months of post-termination health benefits and any accrued paid time off with respect to Mr. Barker.

EQUITY COMPENSATION PLAN INFORMATION

We have three equity incentive plans (excluding plans assumed or adopted by EA in connection with acquisitions, as described in the footnotes below) that have been approved by our stockholders and under which our common stock is or has been authorized for issuance to employees or directors: the 1998 Directors' Stock Option Plan, the 2000 Equity Incentive Plan, and the 2000 Employee Stock Purchase Plan.

The following table and related footnotes gives aggregate information regarding grants under all of our equity incentive plans as of the end of fiscal 2012 including the 2000 Equity Incentive and 2000 Employee Stock Purchase Plans.

Plan Category[1]	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column A)
	(A)	(B)	(C)
Equity compensation plans approved by security holders	28,424,397[2][3]	$34.17[4]	15,942,815[5]
Equity compensation plans not approved by security holders	—	—	—
Total	28,424,397[6]		15,942,815

(1) The table does not include information for equity incentive plans we assumed in connection with our acquisitions of Maxis in 1997, JAMDAT Mobile Inc. in 2006 and VG Holding Corp. ("VGH") in 2008. As of March 31, 2012 a total of: (a) 6,815 shares of common stock were issuable upon exercise of outstanding options issued under the 1995 Maxis stock option plan with a weighted-average exercise price of $26.58; (b) a total of 1,923 shares were issuable upon exercise of outstanding options issued under the JAMDAT Amended and Restated 2000 Stock Incentive Plan with a weighted-average exercise price of $2.61; (c) a total of 16,019 shares were issuable upon exercise of outstanding options with a weighted-average exercise price of $48.44 under the JAMDAT 2004 Equity Incentive Plan; and (d) a total of 34,757 shares were issuable upon exercise of outstanding options with a weighted-average exercise price of $34.18 under the VG Holding Corp. 2005 Stock Incentive Plan, as amended. No shares remain available for issuance under the Maxis and JAMDAT plans and no further grants will be made under the VGH plan.

(2) Includes (a) 116,666 shares of common stock issuable upon exercise of outstanding options under the 1998 Directors' Stock Option Plan with a weighted-average exercise price of $34.94; (b) 9,597,493 shares of common stock issuable upon exercise of outstanding options under the 2000 Equity Incentive Plan, with a weighted-average exercise price of $34.16; and (c) 18,710,238 unvested RSUs outstanding under the 2000 Equity Incentive Plan. The 1998 Directors Stock Option Plan has expired and no further grants may be made under this Plan.

(3) Does not include 73,874 unvested shares of restricted stock outstanding as of March 31, 2012 issued pursuant to the 2000 Equity Incentive Plan.

(4) Restricted stock unit awards do not have an exercise price and therefore are not included in the calculation of the weighted-average exercise price.

(5) Includes (a) 10,270,930 shares available for issuance under the 2000 Equity Incentive Plan and (b) 5,671,885 shares available for purchase by our employees under the 2000 Employee Stock Purchase Plan.

(6) The total number of securities to be issued upon exercise of outstanding options, warrants, and rights, including the total number of securities referenced in footnotes (1) and (3), above, is 28,557,785.

OTHER INFORMATION

RELATED PERSON TRANSACTIONS POLICY

Our Board of Directors has adopted a written Related Person Transactions Policy. The purpose of the policy is to describe the procedures used to identify, review, approve or ratify and, if necessary, disclose (i) any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which EA (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000, and in which any "related person" had, has or will have a direct or indirect interest, or (ii) any transaction for which EA's Global Code of Conduct would require approval of the Board of Directors. For purposes of the policy, a "related person" is (a) any person who is, or at any time since the beginning of EA's last fiscal year was, a director or executive officer of EA or a nominee to become a director of EA, (b) any person who is known to be the beneficial owner of more than 5% of any class of EA's voting securities, (c) any immediate family member or person sharing the household (other than a tenant or employee) of any of the foregoing persons, and (d) any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Once a potential related person transaction has been identified, the Audit Committee (if the transaction involves an executive officer of the Company) or the Nominating and Governance Committee (if the transaction involves a director of EA) will review the transaction at the next scheduled meeting of such committee. In those instances in which it is not practicable or desirable to wait until the next scheduled committee meeting, the chairperson of the applicable committee shall consider the matter and report back to the relevant committee at the next scheduled meeting.

In determining whether to approve or ratify a related person transaction, the Audit Committee or Nominating and Governance Committee (or the relevant chairperson of such committee) shall consider all of the relevant facts and circumstances available. No member of the Audit Committee or Nominating and Governance Committee shall participate in any review, consideration or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person. The Audit Committee and Nominating and Governance Committee (or the relevant chairperson) shall approve only those related person transactions that are in, or are not inconsistent with, the best interests of EA and its stockholders, as determined in good faith.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

We enter into indemnification agreements with each of the members of our Board of Directors at the time they join the Board of Directors to indemnify them to the extent permitted by law against any and all liabilities, costs, expenses, amounts paid in settlement and damages incurred by the directors as a result of any lawsuit, or any judicial, administrative or investigative proceeding in which the directors are sued or charged as a result of their service as members of our Board of Directors.

Scott Probst

Scott Probst, the son of the Chairman of our Board of Directors, has been employed by the Company since 2003, most recently as a games producer. In fiscal 2012, Scott Probst received total compensation including base salary, annual performance bonus, and equity awards appropriate for his position that exceeded $120,000. The Executive Compensation and Leadership Committee, on behalf of the Nominating and Governance Committee, reviews the compensation decisions involving Scott Probst in accordance with our Related Person Transactions policy.

Other Relationships

In addition, we have engaged, and expect to continue to engage, in what we consider to be arm's length commercial dealings with the following companies, which are affiliated, directly or indirectly, as the case may be, with members of our Board of Directors: Google Inc., Film Roman, and Live Nation Worldwide, Inc. Mr. Huber is a Senior Vice President at Google. Mr. Maffei is Chief Executive Officer of Liberty Media Corporation which has an equity interest in Live Nation Worldwide's parent company. Film Roman is also owned by a Liberty Media subsidiary. To date, these transactions have not been material to us or to the other entities involved. We do not believe that Mr. Huber or Mr. Maffei have a material direct or indirect interest in any of our commercial dealings with Google or Film Roman and Live Nation Worldwide, respectively, and therefore do not consider these dealings to be "related person transactions" within the meaning of applicable SEC rules. Our Board of Directors considered our dealings with Google, Film Roman, and Live Nation Worldwide in reaching its determination that Mr. Huber and Mr. Maffei are each an independent director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

From April 3, 2011 (the beginning of fiscal 2012) through March 31, 2012 (the end of fiscal 2012), the Executive Compensation and Leadership Committee consisted of Ms. Srere, Mr. Coleman (until February 8, 2012), Mr. Hoag (beginning September 6, 2011) and Ms. Laybourne. None of these individuals is an employee or current or former officer of EA. No EA officer serves or has served since the beginning of fiscal 2012 as a member of the board of directors or the compensation committee of a company at which a member of EA's Executive Compensation and Leadership Committee is an employee or officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires EA's directors and executive officers, and persons who own more than 10% of a registered class of EA's equity securities, to file reports of ownership and changes in ownership of common stock and other equity securities of EA. We have adopted procedures to assist EA's directors and officers in complying with these requirements, which include assisting officers and directors in preparing forms for filing.

To EA's knowledge, based solely upon review of such reports furnished to us and written representations that no other reports were required, we believe that during the fiscal year ended March 31, 2012, all Section 16(a) filing requirements applicable to our officers, directors and greater-than-ten-percent stockholders were complied with on a timely basis.

STOCKHOLDER PROPOSALS FOR 2013 ANNUAL MEETING

If you would like us to consider a proposal to be included in our 2013 proxy statement and proxy card, you must deliver it to the Company's Corporate Secretary at our principal executive office no later than February 8, 2013.

Stockholders who otherwise wish to present a proposal at the 2013 Annual Meeting of Stockholders must deliver written notice of the proposal to our Corporate Secretary c/o Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065, no earlier than March 28, 2013 and no later than April 27, 2013 (provided, however, that if the 2013 Annual Meeting is held earlier than June 26, 2013 or later than August 25, 2013, proposals must be received no earlier than the close of business on the later of the 90th day prior to the 2013 Annual Meeting or the 10th day following the day on which public announcement of the 2013 Annual Meeting is first made). The submission must include certain information concerning the stockholder and the proposal, as specified in the Company's amended and restated bylaws. Our amended and restated bylaws are included as an exhibit to a Current Report on Form 8-K we filed with the SEC on May 11, 2009, which you may access through the SEC's electronic data system called EDGAR at *www.sec.gov*. You may also request a copy of our amended and restated bylaws by contacting our Corporate Secretary at the address above.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for notices of internet availability of proxy materials, proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single notice, proxy statement and/or annual report addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

A number of brokers with account holders who are EA stockholders will be "householding" our notices and proxy materials. A single notice or set of proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate notice or proxy materials, please notify your broker, direct your written request to our Corporate Secretary at our principal executive office at 209 Redwood Shores Parkway, Redwood City, CA 94065, or contact our Corporate Secretary at (650) 628-1500. Upon request, we will promptly provide separate copies of our notice or proxy materials. Stockholders who currently receive multiple copies of the notice or proxy materials at their address and would like to request "householding" of their communications should contact their broker.

REQUESTS TO THE COMPANY

The Company will provide without charge, to each person to whom a Notice and/or a proxy statement is delivered, upon request of such person and by first class mail within one business day of receipt of such request, a copy of the 2000 Equity Incentive Plan as proposed to be amended, and the Executive Bonus Plan. Any such request should be directed as follows: Stock Administration Department, Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065 — telephone number (650) 628-1500.

OTHER BUSINESS

The Board of Directors does not know of any other matter that will be presented for consideration at the Annual Meeting except as specified in the notice of the meeting. If any other matter does properly come before the Annual Meeting, or at any adjournment or postponement of the Annual Meeting, it is intended that the proxies will be voted in respect thereof in accordance with the judgment of the persons voting the proxies.

By Order of the Board of Directors,

Stephen G. Bené
Senior Vice President, General Counsel and Corporate Secretary

APPENDIX A

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURES

The Compensation Discussion and Analysis ("CD&A") in this Proxy Statement contains the following non-GAAP financial measures: non-GAAP net revenue, non-GAAP diluted earnings-per-share and non-GAAP digital revenue, as well as the year-to-year comparisons. The table below reconciles the non-GAAP financial measures in the CD&A to the most directly comparable financial measures prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"):

	Twelve Months Ended March 31, (In millions, except per share data, unaudited)			
	2012	2011	2010	2009
GAAP net revenue	**$4,143**	**$3,589**	**$3,654**	**$4,212**
Change in deferred net revenue (packaged goods and digital content)	43	239	505	(126)
Non-GAAP net revenue	**$4,186**	**$3,828**	**$4,159**	**$4,086**
GAAP Wireless, Internet-derived, and Advertising (Digital) net revenue	**$1,159**	**$ 743**	**$ 522**	**$ 427**
Change in deferred net revenue (packaged goods and digital content)	68	90	48	(3)
Non-GAAP Wireless, Internet-derived, and Advertising (Digital) net revenue	**$1,227**	**$ 833**	**$ 570**	**$ 424**
GAAP diluted earnings (loss) per share	**$ 0.23**	**$ (0.84)**	**$ (2.08)**	**$ (3.40)**
Pre-tax reconciling adjustments:				
Acquisition-related expenses	0.32	0.16	0.20	1.45
Amortization of debt discount	0.04	—	—	—
Certain non-recurring litigation expenses	0.08	—	—	—
Change in deferred net revenue (packaged goods and digital content)	0.13	0.72	1.55	(0.39)
Loss (gain) on strategic investments, net	—	(0.07)	0.08	0.19
Loss on lease obligation (G&A)	—	—	0.04	—
Loss on licensed intellectual property commitment (COGS)	—	—	(0.01)	0.12
Restructuring and other	0.05	0.49	0.43	0.25
Stock-based compensation	0.50	0.53	0.50	0.63
Total pre-tax reconciling adjustments	1.12	1.83	2.79	2.25
Income tax adjustments	(0.50)	(0.28)	(0.26)	0.85
GAAP loss to Non-GAAP income diluted share adjustment impact	—	(0.01)	(0.01)	—
Non-GAAP diluted earnings (loss) per share	**$ 0.85**	**$ 0.70**	**$ 0.44**	**$ (0.30)**
Number of shares used in computation:				
GAAP diluted earnings (loss), pre-tax reconciling adjustments and income tax adjustments	336	330	325	320
Non-GAAP diluted earnings (loss)	336	334	327	320

About Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements presented in accordance with GAAP, we use certain non-GAAP measures of financial performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP, and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP. These

Proxy Statement

non-GAAP financial measures exclude the following items, as applicable in a given reporting period, from the Company's consolidated statements of operations:

- Acquisition-related expenses
- Amortization of debt discount
- Certain non-recurring litigation expenses
- Change in deferred net revenue (packaged goods and digital content)
- Loss (gain) on strategic investments
- Loss on lease obligation and facilities acquisition
- Loss on licensed intellectual property commitment
- Restructuring and other charges
- Stock-based compensation
- Income tax adjustments

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding the Company's performance by excluding certain items that may not be indicative of the Company's core business, operating results or future outlook. Our management uses, and believes that investors benefit from referring to, these non-GAAP financial measures in assessing the Company's operating results both as a consolidated entity and at the business unit level, as well as when planning, forecasting and analyzing future periods. These non-GAAP financial measures also facilitate comparisons of the Company's performance to prior periods.

In addition to the reasons stated above, which are generally applicable to each of the items we exclude from our non-GAAP financial measures, we believe it is appropriate to exclude certain items for the following reasons:

Acquisition-Related Expenses. Under GAAP, we are required to recognize expenses for various types of events associated with a business acquisition. These events include expensing acquired intangible assets, including acquired in-process technology, post-closing adjustments associated with changes in the estimated amount of contingent consideration to be paid in an acquisition, and the impairment of accounting goodwill created as a result of an acquisition when future events indicated there has been a decline in its value. When analyzing the operating performance of an acquired entity, our management focuses on the total return provided by the investment (i.e., operating profit generated from the acquired entity as compared to the purchase price paid including the final amounts paid for contingent consideration) without taking into consideration any allocations made for accounting purposes. Because the final purchase price paid for an acquisition necessarily reflects the accounting value assigned to both contingent consideration and to the intangible assets (including goodwill), when analyzing the operating performance of an acquisition in subsequent periods, our management excludes the GAAP impact of any adjustments to the fair value of these acquisition-related balances to its financial results.

Amortization of Debt Discount on the Convertible Senior Notes. Under GAAP, certain convertible debt instruments that may be settled in cash on conversion are required to be separately accounted for as liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. Accordingly, for GAAP purposes, we are required to amortize as a debt discount an amount equal to the fair value of the conversion option as interest expense on the $632.5 million of 0.75% convertible senior notes that we issued in a private placement in July 2011 over the term of the notes. Our management will exclude the effect of this amortization when evaluating our operating performance and the performance of our management team during this period and will continue to do so, when it plans, forecasts and analyzes future periods.

Certain non-recurring litigation expenses. During the fourth quarter of fiscal 2012, we recognized a $27 million expense related to a potential settlement of an on-going litigation matter. This significant non-recurring litigation expense is excluded from our non-GAAP financial measures in order to provide comparability between periods. Further, we excluded this expense when evaluating our operating performance and the performance of our management team during this period and will continue to do so when we plan, forecast and analyze future periods.

Change in Deferred Net Revenue (Packaged Goods and Digital Content). We are not able to objectively determine the fair value of the online service included in certain of our packaged goods and digital content. As a result, we recognize the revenue from the sale of these games and content over the estimated online service period. In other transactions, at the date we sell the software product we have an obligation to provide incremental unspecified digital content in the future without an additional fee. In these cases, we account for the sale of the software product as a multiple element arrangement and recognize the revenue on a straight-line basis over the estimated period of game play. Internally, our management excludes the impact of the change in deferred net revenue related to packaged goods games and digital content in its non-GAAP financial measures when evaluating our operating performance, when planning, forecasting and analyzing future periods, and when assessing the performance of our management team. We believe that excluding the impact of the change in deferred net revenue from our operating results is important to (1) facilitate comparisons to prior periods during which we were able to objectively determine the fair value of the online service and not delay the recognition of significant amounts of net revenue related to online-enabled packaged goods and (2) understanding our operations because all related costs are expensed as incurred instead of deferred and recognized ratably.

Loss (Gain) on Strategic Investments. From time to time, we make strategic investments. Our management excludes the impact of any losses and gains on such investments when evaluating the Company's operating performance, when planning, forecasting and analyzing future periods, and when assessing the performance of our management team. In addition, we believe that excluding the impact of such losses and gains on these investments from our operating results is important to facilitate comparisons to prior periods.

Loss on Lease Obligation and Facilities Acquisition. During the second quarter of fiscal 2010, we completed the acquisition of our headquarters facilities in Redwood City, California pursuant to the terms of the loan financing agreements underlying the build-to-suit leases for the facilities. These leases expired in July 2009, and had previously been accounted for as operating leases. The total amount paid under the terms of the leases was $247 million, of which $233 million related to the purchase price of the facilities and $14 million was for the loss on our lease obligation. In addition, we recorded a tax benefit of approximately $31 million, consisting of approximately $6 million related to the loss on our lease obligation, and a $25 million reduction in our valuation allowance due to the acquisition. As a result of this lease obligation and facility acquisition, on an after-tax basis, we incurred a positive net income effect of $17 million. Our management excluded the effect of this transaction when evaluating the Company's operating performance and when assessing the performance of our management team during this period and will continue to do so, when it plans, forecasts and analyzes future periods.

Loss on Licensed Intellectual Property Commitment. During the fourth quarter of fiscal 2009, we amended an agreement with a content licensor. This amendment resulted in the termination of our rights to use the licensor's intellectual property in certain products and we incurred a related estimated loss of $38 million. This significant non-recurring loss is excluded from our non-GAAP financial measures in order to provide comparability between periods. Further, we excluded this loss when evaluating our operating performance and the performance of our management team during this period.

Restructuring and Other Charges. Although we have engaged in various restructuring activities in the past, each has been a discrete, extraordinary event based on a unique set of business objectives. Each of these restructurings has been unlike its predecessors in terms of its operational implementation, business impact and scope. As such, we believe it is appropriate to exclude restructuring charges from our non-GAAP financial measures.

Stock-Based Compensation. When evaluating the performance of our individual business units, we do not consider stock-based compensation charges. Likewise, our management teams exclude stock-based compensation expense from their short and long-term operating plans. In contrast, our management teams are held accountable for cash-based compensation and such amounts are included in their operating plans. Further, when considering the impact of equity award grants, we place a greater emphasis on overall shareholder dilution rather than the accounting charges associated with such grants.

Income Tax Adjustments. We use a fixed, long-term projected tax rate of 28 percent internally to evaluate our operating performance, to forecast, plan and analyze future periods, and to assess the performance of our management team. Accordingly, we have applied the same 28 percent tax rate to our non-GAAP financial results.

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APPENDIX B

GENERAL DESCRIPTION OF THE 2000 EQUITY INCENTIVE PLAN

History

The Company's 2000 Equity Incentive Plan (the "Equity Plan") was adopted by our Board of Directors on January 27, 2000 and initially approved by our stockholders on March 22, 2000. The Equity Plan has been amended several times since it was initially adopted. The following general description of the Equity Plan reflects all prior amendments, as well as the amendments proposed to be adopted by the Company's stockholders at the 2012 Annual Meeting. The following general description is qualified in its entirety by reference to the text of the Equity Plan, as proposed to be amended, as filed by the Company with the SEC on or about June 8, 2012. Unless otherwise indicated, capitalized terms used in this Appendix B shall have the meanings set forth in the text of the Equity Plan.

Shares Subject to the Equity Plan

The stock subject to issuance under the Equity Plan consists of shares of the Company's authorized but unissued common stock. The Equity Plan, as amended to date, authorizes the issuance of up to 114,685,000 shares of common stock pursuant to awards of stock options, stock appreciation rights, restricted stock and restricted stock units. As proposed to be amended, the number of shares authorized for issuance under the Equity Plan would be increased to 120,865,000. In addition, shares are again available for grant and issuance under the Equity Plan that (a) were subject to an option granted under the Equity Plan that terminated, to the extent then unexercised, (b) were subject to a restricted stock or restricted stock unit award under the Equity Plan that is subsequently forfeited or repurchased by us at the original issue price, if any, or (c) are subject to an award of restricted stock or restricted stock units under the Equity Plan that otherwise terminates without shares being issued. The following types of shares are not available for future grant or issuance as awards under the Equity Plan: (x) shares that are not issued or delivered as a result of the net settlement of a stock option or stock appreciation right; (y) shares that are used to pay the exercise price or withholding taxes related to an award granted under the Equity Plan; and (z) shares that are repurchased by us with the proceeds of a stock option exercise.

The number of shares issuable under the Equity Plan, and under outstanding options and other awards, is subject to proportional adjustment to reflect stock splits, stock dividends and other similar events.

Share Usage

Shares covered by an Award shall be counted as used as of the Grant Date. Any shares that are subject to Awards of Options or stock appreciation rights, granted on or after July 31, 2008, shall be counted against the aggregate number of shares reserved under the Equity Plan as one (1) share for every one (1) share subject to an Award of Options or stock appreciation rights. Any shares that are subject to Awards other than Options or stock appreciation rights, granted (a) on or after July 31, 2008 but prior to July 29, 2009, shall be counted against the aggregate number of shares reserved under the Equity Plan as 1.82 shares for every one (1) share granted; and (b) on or after July 29, 2009, shall be counted against the aggregate number of shares reserved under the Equity Plan as 1.43 shares for every one (1) share granted.

Eligibility

The Equity Plan provides for the issuance of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units. The Equity Plan provides that employees (including officers and directors who are also employees) of EA or any parent or subsidiary of EA may receive incentive stock options under the Equity Plan. Nonqualified stock options, stock appreciation rights, restricted stock, and restricted stock units may be granted to employees and directors of EA or any parent or subsidiary of EA. As of May 19, 2012, approximately 9,300 persons were in the class of persons eligible to participate in the Equity Plan. Under the Equity Plan, as amended to date, no person is eligible to receive more than 1,400,000 shares of common stock (of which no more than 400,000 shares may be covered by awards of restricted stock) in any calendar year, other than new employees who will be eligible to receive up to 2,800,000 shares of common stock (of which no more than 800,000 shares may be covered by awards of restricted stock) in the calendar year in which they commence employment. As proposed to be amended, no person would be eligible to receive awards covering more than 2,000,000 shares of common stock in any fiscal year. No awards of stock appreciation rights have been made to date under the Equity Plan. A participant may hold more than one award granted under the Equity Plan.

Administration

The Equity Plan is administered by our Executive Compensation and Leadership Committee. All of the members of the Executive Compensation and Leadership Committee are "non-employee" and "independent directors" under applicable federal securities laws and NASDAQ listing requirements, and "outside directors" as defined under applicable federal tax laws. The Executive Compensation and Leadership Committee has the authority to construe and interpret the Equity Plan, grant awards and make all other determinations necessary or advisable for the administration of the Equity Plan. The members of the Executive Compensation and Leadership Committee receive no compensation for administering the Equity Plan other than their compensation for being Board of Directors and Committee members. The Company bears all expenses in connection with administration of the Equity Plan and has agreed to indemnify members of the Executive Compensation and Leadership Committee in connection with their administration of the Equity Plan. The Executive Compensation and Leadership Committee may delegate to one or more officers of the Company the authority to grant Awards under the Equity Plan to participants who are not executive officers of the Company.

Stock Options

Stock options granted under the Equity Plan may be either incentive stock options or nonqualified stock options. The exercise period of stock options is determined by the Executive Compensation and Leadership Committee but, in no event, may stock options be exercisable more than ten years from the date they are granted. The Equity Plan provides the Executive Compensation and Leadership Committee with the ability, at its discretion, to grant performance-based options subject to the achievement of one or more of the performance factors described under the heading "Performance Factors" below.

Exercise Price

The Executive Compensation and Leadership Committee determines the exercise price of each option granted under the Equity Plan. The option exercise price for each incentive and nonqualified stock option share must be no less than 100% of the "fair market value" (as defined in the Equity Plan) of a share of common stock at the time the stock option is granted. In the case of an incentive stock option granted to a stockholder that owns more than 10% of the total combined voting power of all classes of stock of EA or any parent or subsidiary of EA (a "Ten Percent Stockholder"), the exercise price for each such incentive stock option must be no less than 110% of the fair market value of a share of common stock at the time the incentive stock option is granted.

The exercise price of options and purchase price of shares granted under the Equity Plan may be paid as approved by the Executive Compensation and Leadership Committee at the time of grant: (a) in cash (by check); (b) by cancellation of indebtedness of the Company to the award holder; (c) by surrender of shares that either: (1) have been owned by the award holder for more than six (6) months and have been paid for within the meaning of SEC Rule 144; or (2) were obtained by the award holder in the public market; (d) by waiver of compensation due or accrued for services rendered; (e) with respect only to purchases upon exercise of an option, and provided that a public market for the Company's stock exists: (1) subject to applicable laws, by a "same-day sale" commitment from the optionee and a National Association of Securities Dealers, Inc. ("NASD") broker; or (2) by a "margin" commitment from the optionee and an NASD broker; (f) by withholding from the shares to be issued upon exercise of an award that number of shares having a fair market value equal to the minimum amount required to satisfy the exercise price or purchase price; (g) by any combination of the foregoing; or (h) such other consideration and method of payment for issuance of shares to the extent permitted by applicable laws.

No Repricings or Exchanges of Awards Without Stockholder Approval

The Executive Compensation and Leadership Committee may, at any time or from time to time, authorize the Company, with the consent of the affected Equity Plan participants, to issue new awards in exchange for the surrender and cancellation of any or all outstanding awards; provided, however, that no such exchange program may, without the approval of the Company's stockholders, allow for the cancellation of an outstanding option or stock appreciation right in exchange for a new option or stock appreciation right having a lower exercise price. The Executive Compensation and Leadership Committee may also, subject to approval by the Company's stockholders, at any time buy a previously granted award with payment in cash, shares (including restricted stock) or other consideration, based on such terms and conditions as the Committee and the Participant may agree.

Outside Directors

Equity granted to non-employee directors is determined at the discretion of the Board of Directors.

In the event of our dissolution or liquidation or a "change of control" transaction, options granted to our non-employee directors under the Equity Plan will become 100% vested and exercisable in full.

In addition, our non-employee directors may elect to receive all or a portion of their cash compensation in shares of common stock. Directors making this election are entitled to receive shares having a value equal to 110% of the amount of the cash compensation foregone.

Stock Appreciation Rights

The Executive Compensation and Leadership Committee, or a committee to which it has delegated the appropriate authority, may grant stock appreciation rights (a "SAR" or "SARs") as stand-alone awards or in addition to, or in tandem with, other awards under the Equity Plan under such terms, conditions and restrictions as the Executive Compensation and Leadership Committee, or a committee to which it has delegated the appropriate authority, may determine; provided, however, that no SAR will be exercisable after the expiration of ten (10) years from the date the SAR is granted. A SAR is an award which provides the holder with the right to receive the appreciation in value of a set number of shares of company stock or cash over a set period of time. A SAR is similar to an option in that the holder benefits from any increases in stock price above the exercise price set forth in the award agreement. However, unlike an option, the holder is not required to pay an exercise price to exercise a SAR, but simply receives the net amount of the increase in stock price in the form of cash or stock. The exercise price for a SAR must be no less than 100% of the "fair market value" (as defined in the Equity Plan) of a share of common stock at the time the SAR is granted. In addition, the Executive Compensation and Leadership Committee, or a committee to which it has delegated the appropriate authority, may, at its discretion, subject SARs to the achievement of one or more of the performance factors described under the heading "Performance Factors" below.

Restricted Stock Awards

The Executive Compensation and Leadership Committee may grant restricted stock awards either in addition to, or in tandem with, other awards under the Equity Plan under such terms, conditions and restrictions as the Executive Compensation and Leadership Committee may determine. A restricted stock award is an offer by Electronic Arts to award shares of common stock that are subject to restrictions established by the Executive Compensation and Leadership Committee. These restrictions may be based upon completion by the award holder of a specified number of years of service or by the attainment of one or more of the performance factors described under the heading "Performance Factors" below. The purchase price, if any, for each such award is determined by the Executive Compensation and Leadership Committee at the time of grant. In the case of an award to a Ten Percent Stockholder, the purchase price must be 100% of fair market value. The purchase price, if any, may be paid for in any of the forms of consideration listed in items under "Exercise Price" above, as are approved by the Executive Compensation and Leadership Committee at the time of grant.

Restricted Stock Units

Restricted stock unit awards may be granted under the Equity Plan, either in addition to, or in tandem with, other awards under the Equity Plan under such terms, conditions and restrictions as the Executive Compensation and Leadership Committee, or a committee to which it has delegated the appropriate authority, may determine. A restricted stock unit award is similar to a restricted stock award (and may be awarded subject to any or all of the performance goals described under the heading "Performance Factors" below) except the stock is not delivered to the participant unless and until all restrictions have terminated.

Performance Factors

Performance-based stock options, stock appreciation rights, restricted stock and restricted stock unit awards with vesting and/or exercisability conditioned on one or more of the following permissible performance factors may be granted under the Equity Plan, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, to be measured over a specified performance period that may be as short as a quarter or as long as five years (unless tied to a specific and objective milestone or event), to the extent applicable on an absolute basis or relative to a pre-established target: (a) profit before tax; (b) revenue (on an absolute basis or adjusted for currency effects); (c) net revenue; (d) earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings); (e) operating income; (f) operating margin; (g) operating profit; (h) controllable operating profit, or net operating profit; (i) net profit; (j) gross margin; (k) operating expenses or operating expenses as a percentage of revenue; (l) net income; (m) diluted earnings per share; (n) total stockholder return; (o) market share; (p) return on assets or net assets; (q) the Company's stock price; (r) growth in stockholder value relative to a pre-determined index; (s) return on equity; (t) return on invested capital; (u) cash flow (including free cash flow or operating cash flows); (v) cash conversion cycle; (w) economic value added; (x) individual confidential business objectives; (y) contract awards or backlog; (z) overhead or other expense reduction; (aa) credit rating; (bb) strategic plan development and implementation; (cc) succession plan development and implementation; (dd) improvement in workforce diversity; (ee) customer indicators; (ff) new product invention or innovation; (gg) attainment of research and development milestones; (hh) improvements in productivity; or (ii) attainment of objective operating goals and employee metrics.

In addition, the Committee may, in its sole discretion and in recognition of unusual or non-recurring items such as acquisition-related activities or changes in applicable accounting rules, provide for one or more equitable adjustments (based on objective standards) to the performance factors to preserve the Committee's original intent regarding the performance factors at the time of the initial award grant.

Mergers, Consolidations, and Change of Control

Except for automatic grants to non-employee directors, in the event of a merger, consolidation, dissolution or liquidation of EA, the sale of substantially all of its assets or any other similar corporate transaction, the successor corporation may assume, replace or substitute equivalent awards in exchange for those granted under the Equity Plan or provide substantially similar consideration, shares or other property as was provided to our stockholders (after taking into account the provisions of the awards). In the event that the successor corporation does not assume, replace or substitute awards, such awards will accelerate and all options will become exercisable in full prior to the consummation of the transaction at the time and upon the conditions as the Executive Compensation and Leadership Committee determines. Any awards not exercised prior to the consummation of the transaction will terminate.

Transferability

Incentive stock options granted under the Equity Plan are not transferable other than by means of a distribution upon the optionee's death. Nonqualified stock options, stock appreciation rights, restricted stock, and restricted stock unit awards are subject to similar restrictions on transfer unless otherwise determined by the Executive Compensation and Leadership Committee and except that nonqualified stock options may be transferred to family members and trusts or foundations controlled by, or primarily benefiting, family members of the optionee.

Term of the Equity Plan

The Equity Plan expires in 2020 unless terminated earlier by the Board of Directors.

Proposed Amendments to the Equity Plan

At the 2012 Annual Meeting, stockholders will be asked to approve an amendment to the Equity Plan to increase the number of shares authorized under the Equity Plan by 6,180,000 shares. Stockholders will also be asked to approve an amendment to provide that eligible persons may receive awards under the Equity Plan covering up to 2,000,000 shares per fiscal year, all of which may be granted as awards of stock options, restricted stock, restricted stock units, stock appreciation rights, or any combination thereof.

2012 Annual Report on Form 10-K

Annual Report

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 000-17948

ELECTRONIC ARTS INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-2838567**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
209 Redwood Shores Parkway Redwood City, California	**94065**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (650) 628-1500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock, $0.01 par value, held by non-affiliates of the registrant as of September 30, 2011, the last business day of our second fiscal quarter, was $6,524 million.

As of May 22, 2012 there were 317,863,091 shares of the registrant's common stock, $0.01 par value, outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for its 2012 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

ELECTRONIC ARTS INC.
2012 FORM 10-K ANNUAL REPORT

Table of Contents

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, made in this Report are forward looking. Examples of forward-looking statements include statements related to industry prospects, our future economic performance including anticipated revenues and expenditures, results of operations or financial position, and other financial items, our business plans and objectives, including our intended product releases, and may include certain assumptions that underlie the forward-looking statements. We use words such as "anticipate," "believe," "expect," "intend," "estimate" (and the negative of any of these terms), "future" and similar expressions to help identify forward-looking statements. These forward-looking statements are subject to business and economic risk and reflect management's current expectations, and involve subjects that are inherently uncertain and difficult to predict. Our actual results could differ materially from those in the forward-looking statements. We will not necessarily update information if any forward-looking statement later turns out to be inaccurate. Risks and uncertainties that may affect our future results include, but are not limited to, those discussed under the heading "Risk Factors," beginning on page 13.

PART I

Item 1: *Business*

We develop, market, publish and distribute game software content and services that can be played by consumers on a variety of video game machines and electronic devices (which we call "platforms"), including:

- Video game consoles, such as the Sony PLAYSTATION 3, Microsoft Xbox 360 and Nintendo Wii,
- Personal computers, including the Apple Macintosh (we refer to personal computers and the Macintosh together as "PCs"),
- Mobile devices, such as the Apple iPhone and Google Android compatible phones,
- Tablets and electronic readers, such as the Apple iPad and the Amazon Kindle, and
- The Internet, including social networking sites such as Facebook.

Our Strategy

Our business is rapidly transforming. Historically, we have derived most of our sales from disk-based videogame products that are sold through retailers (we call these "packaged goods" products). Now, however, the fastest growing part of our business is delivering games directly to consumers through online and wireless networks. For example:

- Players can access online-delivered content and services as add-ons to our console and PC games;
- Consumers can download our PC games (and those of other publishers) directly through our Origin online platform, as well as through third party online download stores and services, including through Sony's PlayStation Network and Microsoft's Xbox LIVE Marketplace;
- We provide games for mobile devices and Internet-only games such as our social and Play4Free offerings that are available only through online and wireless delivery; and
- We offer large-scale, massively multi-player online games and game services on a subscription basis.

At the same time, we have aggressively reduced the number of significant titles releases that we launch each year. In fiscal year 2009, we published over 60 packaged goods products, each of which was primarily a stand-alone game with few or no online features, and in each fiscal year since, we have launched fewer titles on consoles, while building additional online features, content and services around each one of our titles. This strategy has resulted in an increase in revenue per title and in our overall revenue, year-over-year on a non-GAAP basis. In fiscal year 2013, we plan to offer only 14 titles on video game consoles and PCs (each with additional online features, content and/or services) and we plan to offer more than 40 titles for social, mobile and Play4Free platforms to take advantage of the growth opportunities on those platforms.

Brands

Our strategy is to turn our core intellectual properties (which we call "brands") into year-round businesses available on a range of platforms. We have created, licensed and acquired a strong portfolio of brands, which span a diverse range of categories, including action-adventure, casual, family, fantasy, first-person shooter, horror, science fiction, role-playing, racing, simulation, social, sports, and strategy. Our portfolio of brands includes wholly-owned brands such as Battlefield, Mass Effect, Need for Speed, The Sims, Bejeweled, and Plants v. Zombies. Our portfolio also includes brands based on licensed intellectual property including sports-based brands such as Madden NFL and FIFA, and titles based on other popular brands such as *Star Wars: The Old Republic.*

A cornerstone of our brand strategy is to publish products that can be iterated, or sequeled, and that can be integrated across multiple game-playing devices. For example, a new edition of our most popular sports product, FIFA Soccer, is released each year for consoles, PCs, mobile phones, tablets and Facebook. Other products, such as The Sims and Battlefield are sequeled on a less-frequent basis.

Platforms

Our ability to publish games across multiple platforms, through multiple distribution channels, and directly to consumers (online and wirelessly) has been, and will continue to be, another cornerstone of our business strategy. Technology advances continue to create new platforms and distribution opportunities for interactive entertainment and these technologies impact the way consumers play video games. We expect that new platforms will continue to grow the consumer base for our products while also providing competition for established video game platforms.

Further, we are investing significantly in our own distribution platform, which consumers are already using to purchase and play games directly from us. Through online portals such as Origin and Play4Free, we are acquiring consumers of our games and game services directly, and establishing on-going relationships with them. Through these relationships, we are engaging them in their favorite brands across a number of devices, allowing them to communicate with their friends, and inviting them to try our other game experiences. We have generated substantial growth in new business models and alternative revenue streams (such as subscription, micro-transactions, and advertising) based on the continued expansion of our online and wireless platforms.

Significant Business Developments in Fiscal Year 2012

Acquisition of PopCap Games, Inc. In August 2011, we acquired all of the outstanding shares of PopCap Games Inc. ("PopCap"), a leading developer of casual games for mobile devices, tablets, PCs, and social networking sites. This acquisition strengthens our position in casual and social gaming – two of the fastest growing segments of our sector with the addition of PopCap's popular intellectual properties, which include Bejeweled, Plants v. Zombies, Zuma, Peggle, and Bookworm.

Digital Content Distribution and Services. Consumers are spending an ever-increasing portion of their money and time on interactive entertainment that is accessible online, or through mobile digital devices such as smart phones, or through social networks such as Facebook. We provide a variety of online-delivered products and services including through our Origin platform. Our packaged goods products are also available through direct online download through the Internet. We also offer online-delivered content and services that are add-ons or related to our packaged goods products such as additional game content or enhancements of multiplayer services. Further, we provide other games, content and services that are available only via electronic delivery, such as Internet-only games and game services, and games for mobile devices.

Advances in mobile technology have resulted in a variety of new and evolving devices that are being used to play games by an ever-broadening base of consumers. We have responded to these advances in technology and consumer acceptance of digital distribution by offering different sales models, such as subscription services, online downloads for a one-time fee, micro-transactions and advertising-supported free-to-play games and game sites. In addition, we offer our consumers the ability to play a game across platforms on multiple devices. On a non-GAAP basis, our digital revenue has grown significantly from fiscal year 2009 to fiscal year 2012 and the average revenue of our ten best-selling brands has continued to increase each year during this same period. Our profitability has also increased as digital revenue becomes a greater portion of our business, reflecting the lower cost of digital revenue.

Growth of Casual and Social Games. The popularity of wireless and other emerging gaming platforms such as smart phones, tablets and social networking sites, such as Facebook, has led to the growth of casual and social gaming. Casual and social games are characterized by their mass appeal, simple controls, flexible monetization including free-to-play and micro-transaction business models, and fun and approachable gameplay. These games appeal to a larger consumer demographic of younger and older players and more female players than video games played on console devices. These areas are among the fastest growing segments of our sector and we have responded to this opportunity by developing casual and social games based on our established intellectual properties such as The Sims, FIFA, and Battlefield, and with our acquisition of PopCap. We expect sales of social and casual games for wireless and other emerging platforms to continue to be an important part of our business.

Global Operations

We were initially incorporated in California in 1982. In September 1991, we were reincorporated under the laws of Delaware. Our principal executive offices are located at 209 Redwood Shores Parkway, Redwood City, California 94065 and our telephone number is (650) 628-1500.

We operate development studios (which develop products and perform other related functions) in North America, Europe, Asia and Australia. We also engage third parties to assist with the development of our games at their own development and production studios. Internationally, we conduct business through our international headquarters in Switzerland and have wholly-owned subsidiaries throughout the world, including offices in Europe, Australia, Asia and Latin America.

Our North America net revenue, which was primarily generated in the United States, was $1,991 million in fiscal year 2012, as compared to $1,836 million in fiscal year 2011 and $2,025 million in fiscal year 2010. International net revenue (revenue derived from countries other than Canada and the United States) increased by 23 percent to $2,152 million, or 52 percent of total net revenue in fiscal year 2012, as compared to $1,753 million, or 49 percent of total net revenue in fiscal year 2011 and as compared to $1,629 million, or 45 percent of total net revenue in fiscal year 2010. The amounts of net revenue and long-lived assets attributable to each of our geographic regions for each of the last three fiscal years are set forth in Note 18 of the Notes to Consolidated Financial Statements, included in Item 8 of this report.

In fiscal year 2012, revenue from sales of *FIFA 12* and *Battlefield 3* represented approximately 13 percent and 11 percent, respectively of our total net revenue. In fiscal year 2011, revenue from sales of *FIFA 11* represented approximately 11 percent of our total net revenue. In fiscal years 2010, no title accounted for 10 percent or more of our total net revenue.

For the fiscal years ended March 31, 2012, 2011 and 2010, research and development expenses were $1,212 million, $1,153 million and $1,229 million, respectively.

Our Operating Structure

Our studios and development teams are organized around our Label structure. Each Label operates globally with dedicated game development and marketing teams. These Labels are supported by our Global Publishing Organization that is responsible for the distribution, sales, and marketing of our products, including strategic planning, operations, and manufacturing functions. In addition, our EA Digital division works with our studios and Global Publishing on digital marketing, customer acquisition and the cross promotion of products and services.

EA Games

EA Games is home to the largest number of our studios and development teams, which together create an expansive and diverse portfolio of games and related content and services marketed under the EA brand in categories such as action-adventure, role playing, racing and first-person shooter games. The EA Games portfolio is comprised primarily of wholly-owned intellectual properties and includes several established franchises such as Battlefield, Dead Space, Medal of Honor and Need for Speed. EA Games titles are developed primarily at the following EA studios: Criterion, DICE, EA Los Angeles, Visceral, and EA Montreal.

EA Games also contracts with external game developers, to provide these developers with a variety of services including development assistance, publishing, and distribution of their games.

EA SPORTS

EA SPORTS develops a collection of sports-based video games and related content and services marketed under the EA SPORTS brand. EA SPORTS games range from simulated sports titles with realistic graphics based on real-world sports leagues, players, events and venues to more casual games with arcade-style gameplay and graphics. We seek to release new iterations of many of our EA SPORTS titles annually in connection with the commencement of a sports league's season or a major sporting event when appropriate. Our EA SPORTS franchises include FIFA, Fight Night, Madden NFL, NCAA Football, NHL Hockey, and Tiger Woods PGA Tour. EA SPORTS games are developed primarily at our EA Canada studio in Burnaby, British Columbia, and our EA Tiburon studio located in Orlando, Florida.

BioWare

BioWare develops role-playing games, focused on rich stories, unforgettable characters and vast worlds to discover. BioWare's portfolio includes the MMO role-playing game *Star Wars: The Old Republic* and the Mass Effect and Dragon Age franchises. BioWare operates in Texas, California, Canada, and Ireland.

Maxis

Maxis (formerly EA Play) is focused on creating compelling games and related content and services for a mass audience. Maxis games are intended to be easily accessible for people of all ages, and to inspire fun and creativity. Maxis products include wholly-owned franchises such as The Sims, SimCity, MySims, and Spore. In fiscal 2012, we released titles in The Sims 3 franchise, and together with Playfish, *The Sims Social* game on Facebook. Maxis oversees internal studios and development teams located in California, Utah, Beijing, China and Guildford, England, and works with third-party developers.

PopCap

PopCap develops easy-to-learn games that everyone can enjoy. PopCap games, including hits such as Bejeweled, Plants vs. Zombies, Zuma, Peggle, and Bookworm, are characterized by their mass appeal, flexible monetization, and fun and approachable gameplay. PopCap games are developed primarily in Seattle, Washington.

Social/Mobile Studios

Our Social/Mobile studios are focused on developing interactive games for play on mobile devices and Internet platforms, including social networking sites such as Facebook.

EA Mobile. Through EA Mobile, we are a leading global publisher of games for mobile devices. Our customers purchase and download our games through a mobile carrier's branded e-commerce service and mobile application storefronts accessed directly from their mobile devices. EA Mobile develops games for mobile devices at studios located in the United States, Canada, Romania, Australia, India, and Korea. Our focus is on producing high-quality, branded titles across a multitude of carriers, geographies, and mobile devices and tablets, including the Apple iPhone and iPad, and Google Android compatible phones.

Playfish. Through Playfish, we offer free-to-play social games including *The Sims Social, Pet Society, EA Sports FIFA Superstars* and *Madden NFL Superstars* that can be played on platforms such as Facebook, Google, iPhone and Android. Playfish generates revenue through sales of digital content and Internet-based advertising.

Pogo. Through our Pogo online service, we offer casual games such as card, puzzle and word games on www.pogo.com, as well as on Facebook and other platforms. In addition to paid subscriptions, Pogo also generates revenue through Internet-based advertising and sales of digital content.

In addition, we have a licensing agreement with Hasbro, which provides us with the exclusive rights to create digital games for all major platforms based on most of Hasbro's toy and game intellectual properties, including MONOPOLY, SCRABBLE (for United States and Canada), YAHTZEE (excluding the Nordic countries), NERF, and LITTLEST PET SHOP. Hasbro games are developed by our EA Mobile, Pogo and Social studios.

Competition

We compete with other video game companies for the leisure time and discretionary spending of consumers, as well as with providers of different forms of entertainment, such as motion pictures, television, social networking, online casual entertainment, and music. Our competitors vary in size from very small companies with limited resources to very large, diversified corporations with global operations and greater financial resources than ours. We also face competition from other video game companies and large media companies to obtain license agreements for the right to use some of the intellectual property included in our products.

Competition in Games for Console Devices

We compete directly with Sony, Microsoft and Nintendo, each of which develop and publish software for their respective console platforms. We also compete with numerous companies which, like us, develop and publish video games that operate on these consoles and on PCs and handheld game players. These competitors include Activision Blizzard, Take-Two Interactive, THQ, and Ubisoft. Diversified media companies such as Disney are also involved in software game publishing.

Competition in Games for Mobile Devices

The marketplace for mobile games is characterized by frequent product introductions, rapidly emerging new mobile platforms, new technologies, and new mobile application storefronts. As the penetration of mobile devices that feature fully-functional browsers and additional gaming capabilities continues to deepen, the demand for applications continues to increase and there are more mobile application storefronts through which developers can offer products. Mobile game applications are currently being offered by a wide range of competitors, including Capcom Mobile, DeNA, Gameloft, Glu Mobile, Gree, Rovio, and Zynga, and hundreds of smaller companies. We expect new competitors to enter the market and existing competitors to allocate more resources to develop and market competing applications. As a result, we expect competition in the mobile entertainment market to intensify.

Competition in Online Gaming Services

The online (*i.e.*, Internet-based) games market is characterized by frequent product introductions, new and evolving business models and new platforms. We expect new competitors to enter the market and existing competitors to allocate more resources toward developing online games services. As a result, we expect competition in the online game services market to intensify.

Our competitors in the online games market include major media companies, traditional video game publishing companies, and companies that specialize in online games including social networking game companies. In the

MMO game business, our primary competitor is Activision Blizzard. Competing providers of other kinds of online games include Big Fish, Nexon, Tencent and Zynga and other providers of games on social networking platforms such as Facebook.

Intellectual Property

Like other entertainment companies, our business is based on the creation, acquisition, exploitation and protection of intellectual property. Some of this intellectual property is in the form of software code, patented technology, and other technology and trade secrets that we use to develop our games and to make them run properly. Other intellectual property is in the form of audio-visual elements that consumers can see, hear and interact with when they are playing our games – we call this form of intellectual property "content."

We develop products and services from wholly-owned intellectual properties we create within our own studios and obtain through acquisitions. In addition, we obtain content and intellectual property through licenses and service agreements such as those with sports leagues and players' associations, movie studios and performing talent, authors and literary publishers, music labels, music publishers and musicians. These agreements typically limit our use of the licensed rights in products for specific time periods. In addition, our products that play on game consoles and mobile devices, or other proprietary platforms may include technology that is owned by the device manufacturer or platform operator and licensed non-exclusively to us for use. We also license technology from other providers. While we may have renewal rights for some licenses, our business and the justification for the development of many of our products is dependent on our ability to continue to obtain the intellectual property rights from the owners of these rights on reasonable terms.

We actively engage in enforcement and other activities to protect our intellectual property. We typically own the copyright to our software code and content, as well as the brand or title name trademark under which our products are marketed. We register copyrights and trademarks in the United States and other countries as appropriate.

As with other forms of entertainment, our products are susceptible to unauthorized copying and piracy. We typically distribute our PC products using copy protection technology, digital rights management technology or other technological protection measures to prevent piracy and the use of unauthorized copies of our products. In addition, console manufacturers typically incorporate technological protections and other security measures in their consoles in an effort to prevent the use of unlicensed product. We are actively engaged in enforcement and other activities to protect against unauthorized copying and piracy, including monitoring online channels for distribution of pirated copies, and participating in various industry-wide enforcement initiatives, education programs and legislative activity around the world.

Significant Relationships

Channel Partners

Sony. Under the terms of agreements we have entered into with Sony Computer Entertainment Inc. and its affiliates, we are authorized to develop and distribute disk-based software products and online content compatible with the PlayStation 3. Pursuant to these agreements, we engage Sony to supply disks for our products.

Microsoft. Under the terms of agreements we have entered into with Microsoft Corporation and its affiliates, we are authorized to develop and distribute DVD-based software products and online content compatible with the Xbox 360.

Nintendo. Under the terms of agreements we have entered into with Nintendo Co., Ltd. and its affiliates, we are authorized to develop and distribute proprietary optical format disk products and online content compatible with the Wii. Pursuant to these agreements, we engage Nintendo to supply Wii proprietary optical format disk products for our products.

Under the agreements with each of Sony, Microsoft and Nintendo, we are provided with the non-exclusive right to use, for a fixed term and in a designated territory, technology that is owned by the console manufacturer in order to publish our games on such platform. Our transactions are made pursuant to individual purchase orders, which are accepted on a case-by case basis by Sony, Microsoft or Nintendo, as the case may be, and there are no minimum purchase requirements under the agreements. Many key commercial terms of our relationships with Sony, Microsoft and Nintendo – such as manufacturing terms, delivery times and approval conditions – are determined unilaterally, and are subject to change by the console manufacturers. We pay the console manufacturers a per-unit royalty for each unit manufactured and the console manufacturers pay us either a wholesale price or a percentage royalty on the revenue they derive from the distribution of our online content or services.

The platform license agreements also require us to indemnify the manufacturers with respect to all loss, liability and expense resulting from any claim against the manufacturer regarding our games and services, including any claims for patent, copyright or trademark infringement brought against the manufacturer. Each platform license may be terminated by the manufacturer if a breach or default by us is not cured after we receive written notice from the manufacturer, or if we become insolvent. The manufacturers are not obligated to enter into platform license agreements with us for any future consoles, products or services.

Apple, Google and Other Mobile Carriers. We have agreements to distribute our mobile applications through distribution partners worldwide, including Apple and Google. Consumers download our applications on their mobile devices and if the application is not a "free-to-download" application, the distributor invoices them either a one-time or subscription fee. Our distribution agreements establish the fees to be retained by the distributor for distributing our applications. These arrangements are typically terminable on short notice. The agreements generally do not obligate the distributors to market or distribute any of our applications.

Facebook. We have an agreement with Facebook that revises certain of Facebook's standard terms and conditions as applied to our use of the Facebook platform; the changes to the Facebook standard terms include the use and collection of data, operation of our game applications, including payments and promotions, as well as other provisions dealing with the rights and obligations of Facebook and us. This agreement also requires the use of Facebook Credits as the payment method for our games on the Facebook platform; for each purchase of Facebook Credits in any of our games on the Facebook platform, we share 30 percent of the revenue. The agreement with Facebook expires in October 2015.

Retailers

As our business becomes increasingly digital, our products and services are purchased over the Internet through Origin, our direct-to-consumer platform, or through digital downloads from third party retailers or through mobile application storefronts.

In North America and Europe, our largest markets, we sell packaged goods products to retailers, including mass market retailers (such as Wal-Mart), electronics specialty stores (such as Best Buy) or game software specialty stores (such as GameStop).

Our direct sales to GameStop Corp. represented approximately 15 percent, 16 percent and 16 percent of total net revenue in fiscal years 2012, 2011 and 2010, respectively. Our direct sales to Wal-Mart Stores, Inc. represented approximately 10 percent and 12 percent of total net revenue in fiscal years 2011 and 2010, respectively. Our direct sales to Wal-Mart Stores, Inc. did not exceed 10 percent of net revenue for the fiscal year ended March 31, 2012. We sell our products to GameStop Corp. and Wal-Mart Stores, Inc. pursuant to numerous and frequent individual purchase orders, which contain delivery and pricing terms. There are no minimum sales or purchase commitments between us and either GameStop or Wal-Mart.

Content Licensors

Many of our products are based on or incorporate content and trademarks owned by others. For example, our products include rights licensed from third parties, including major movie studios, publishers, artists, authors, celebrities, traditional game and toy companies, athletes and the major sports leagues and players' associations.

Seasonality

Our business is highly seasonal with the highest levels of consumer demand and a significant percentage of our sales occurring in the holiday season quarter ending in December and a seasonal low in sales volume in the quarter ending in June. While our sales generally follow this seasonal trend, there can be no assurance that this trend will continue. In addition, we defer the recognition of a significant amount of net revenue related to our online-enabled packaged goods and digital content over an extended period of time. As a result, the quarter in which we generate the highest sales volume may be different than the quarter in which we recognize the highest amount of net revenue. Our results can also vary based on a number of factors, including title release dates, cancellation or delay of a key event or sports season to which our product release schedule is tied, consumer demand for our products, shipment schedules and our revenue recognition policies.

Government Regulation

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet. In addition, laws and regulations relating to user privacy, data collection and retention, content, advertising and information security have been adopted or are being considered for adoption by many countries throughout the world.

Employees

As of March 31, 2012, we had approximately 9,200 regular, full-time employees, over 5,300 of whom were outside the United States. We believe that our ability to attract and retain qualified employees is a critical factor in the successful development of our products and that our future success will depend, in large measure, on our ability to continue to attract and retain qualified employees. Approximately 4 percent of our employees, all of whom work for DICE, our Swedish development studio, are represented by a union.

Executive Officers

The following table sets forth information regarding our executive officers as of May 25, 2012:

Name	Age	Position
John S. Riccitiello	52	Chief Executive Officer
Kenneth A. Barker	45	Interim Chief Financial Officer and Senior Vice President, Chief Accounting Officer
Frank D. Gibeau	43	President, EA Labels
Peter R. Moore	57	Chief Operating Officer
Rajat Taneja	47	Chief Technology Officer
Patrick Söderlund	38	Executive Vice President, EA Games Label
Andrew Wilson	37	Executive Vice President, EA SPORTS
Kristian Segerstråle	34	Executive Vice President, Digital
Nancy Smith	59	Executive Vice President, Global Publishing
Joel Linzner	60	Executive Vice President, Business and Legal Affairs
Gabrielle Toledano	45	Executive Vice President and Chief Talent Officer
Stephen G. Bené	48	Senior Vice President, General Counsel and Corporate Secretary

Mr. Riccitiello has served as Chief Executive Officer and a Director of Electronic Arts since April 2007. Prior to re-joining Electronic Arts, he was a co-founder and Managing Partner at Elevation Partners, a private equity fund. From October 1997 to April 2004, he served as President and Chief Operating Officer of Electronic Arts. Prior to joining Electronic Arts, Mr. Riccitiello served as President and Chief Executive Officer of the worldwide bakery division at Sara Lee Corporation. Before joining Sara Lee, he served as President and Chief Executive Officer of Wilson Sporting Goods Co. and has also held executive management positions at Haagen-Dazs, PepsiCo, Inc. and The Clorox Company. He serves on the Board of Directors of the University of California Berkeley Haas School of Business and on the Board of Councilors of the University of Southern California School of Cinematic Arts. Mr. Riccitiello holds a B.S. degree from the University of California, Berkeley.

Mr. Barker has served as Interim Chief Financial Officer from February 2012 and as Senior Vice President, Chief Accounting Officer since April 2006. From June 2003 to April 2006, Mr. Barker held the position of Vice President, Chief Accounting Officer. Prior to joining Electronic Arts, Mr. Barker was employed at Sun Microsystems, Inc., as Vice President and Corporate Controller from October 2002 to June 2003 and Assistant Corporate Controller from April 2000 to September 2002. Prior to that, he was an audit partner at Deloitte & Touche. Mr. Barker graduated from the University of Notre Dame with a B.A. degree in Accounting.

Mr. Gibeau was named President, EA Labels in August 2011. Prior to that time, he served as President, EA Games Label from June 2007. From September 2005 until June 2007, he was Executive Vice President, General Manager, North America Publishing. Mr. Gibeau has held various positions since joining the company in 1991. Mr. Gibeau holds a B.S. degree from the University of Southern California and an M.B.A. from Santa Clara University.

Mr. Moore was named President, Chief Operating Officer in August 2011. Prior to that time, he served as President, EA SPORTS, from September 2007. From January 2003 until he joined Electronic Arts, Mr. Moore was with Microsoft where he served as head of Xbox marketing and was later named as Corporate Vice President, Interactive Entertainment Business, Entertainment and Devices Division, a position in which he led both the Xbox and Games for Windows businesses. Mr. Moore holds a bachelor's degree from Keele University, United Kingdom, and a Master's degree from California State University, Long Beach.

Mr. Taneja has served as Chief Technology Officer since October 2011. Prior to joining Electronic Arts, Mr. Taneja spent 15 years with Microsoft Corporation where he most recently served as Vice President, Commerce Division in 2011 and General Manager and Corporate Vice President, Online Services Division from 2007 to 2011. Mr. Taneja earned his M.B.A. from Washington State University and his Electrical Engineering degree from Jadavpur University.

Mr. Söderlund was named Executive Vice President, EA Games Label in August 2011. From December 2010 to July 2011 he served as Executive Vice President, Group General Manager – FPS/Driving. Prior to that Mr. Söderlund held the position of Senior Vice President, EA Games Europe from September 2007 to December 2010 and the Chief Executive Officer of DICE until September 2007. Mr. Söderlund joined DICE in 2000. The studio was sold to Electronic Arts in October 2006.

Mr. Wilson was named Executive Vice President, EA SPORTS in August 2011. From March 2010 to August 2011, he served as Senior Vice President, EA SPORTS. Prior to that, Mr. Wilson held the position of Senior Vice President Global Online from September 2009 to March 2010 and Vice President, EA SPORTS from June 2008 to September 2009. Mr. Wilson has held various positions within the company since joining the Electronic Arts in May 2000.

Mr. Segerstråle has served as Executive Vice President, Digital since January 2012. Prior to his current role, Mr. Segerstråle was Co-founder and Chief Executive Officer of Playfish Limited from 2007 until November 2009 when the company was acquired by Electronic Arts. Thereafter, Mr. Segerstråle took the role of General Manager of Electronic Arts' Playfish business unit. Mr. Segerstråle served on the board of LOVEFiLM, a leading European digital film subscription service until its acquisition by Amazon in 2011. Mr. Segerstråle holds a B.A. degree in Economics from Cambridge University and a M.A. degree in Economics from The London School of Economics.

Ms. Smith was named Executive Vice President, Global Publishing in February 2010. From November 2008 until February 2010, Ms. Smith served Electronic Arts in a variety of capacities. From September 2005 until November 2008, she led The Sims Label, first as Executive Vice President and General Manager of The Sims Franchise, and then as President of The Sims Label. Ms. Smith has held various positions since joining the company in 1984. Ms. Smith holds a B.S. degree in management and organizational behavior from the University of San Francisco.

Mr. Linzner has served as Executive Vice President, Business and Legal Affairs since March 2005. Prior to joining Electronic Arts in July 1999, Mr. Linzner served as outside litigation counsel to Electronic Arts and several other companies in the video game industry. Mr. Linzner earned his J.D. from Boalt Hall at the University of California, Berkeley, after graduating from Brandeis University. He is a member of the Bar of the State of California and is admitted to practice in the United States Supreme Court, the Ninth Circuit Court of Appeals and several United States District Courts.

Ms. Toledano was named Executive Vice President and Chief Talent Officer in October 2011. From April 2007 until October 2011, Ms. Toledano served as Executive Vice President, Human Resources and Facilities. From February 2006 until March 2007, Ms. Toledano held the position of Senior Vice President, Human Resources and Facilities. Ms. Toledano serves on the Board of Directors of the Society for Human Resource Management and Big City Mountaineers. Ms. Toledano earned both her undergraduate degree in Humanities and her graduate degree in Education from Stanford University.

Mr. Bené has served as Senior Vice President, General Counsel and Corporate Secretary since October 2004. Mr. Bené joined EA in March 1995. Mr. Bené earned his J.D. from Stanford Law School, and received his B.S. in Mechanical Engineering from Rice University. Mr. Bené is a member of the Bar of the State of California.

Investor Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act, as amended, are available free of charge on the Investor Relations section of our website at http://ir.ea.com as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). Except as expressly set forth in this Form 10-K annual report, the contents of our website are not incorporated into, or otherwise to be regarded as part of this report.

Item 1A. *Risk Factors*

Our business is subject to many risks and uncertainties, which may affect our future financial performance. If any of the events or circumstances described below occurs, our business and financial performance could be harmed, our actual results could differ materially from our expectations and the market value of our stock could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may harm our business and financial performance.

Our business is intensely competitive and "hit" driven. If we do not deliver "hit" products and services, or if consumers prefer our competitors' products or services over our own, our operating results could suffer.

Competition in our industry is intense and we expect new competitors to continue to emerge throughout the world. Our competitors range from large established companies to emerging start-ups. In our industry, though many new products and services are regularly introduced, only a relatively small number of "hit" titles accounts for a significant portion of total revenue for the industry. We have significantly reduced the number of games that we develop, publish and distribute: in fiscal year 2011, we published 36 primary packaged goods titles, and in fiscal year 2012, we published 22 primary packaged goods titles, including our MMO role-playing game *Star Wars: The Old Republic*. In fiscal year 2013, we expect to release 14 primary packaged goods titles and plan to build additional online features, content and services around each of these titles. Publishing fewer titles means that we concentrate more of our development spending on each title, and driving "hit" titles often requires large marketing budgets and media spend. The underperformance of a title may have a large adverse impact on our financial results. Also, hit products or services offered by our competitors may take a larger share of consumer spending than we anticipate, which could cause revenue generated from our products and services to fall below expectations.

In addition, both the online and mobile games marketplaces are characterized by frequent product introductions, relatively low barriers to entry, and new and evolving business methods, technologies and platforms for development. We expect competition in these markets to intensify. If our competitors develop and market more successful products or services, offer competitive products or services at lower price points or based on payment models perceived as offering a better value proposition (such as free-to-play or subscription-based models), or if we do not continue to develop consistently high-quality and well-received products and services, our revenue, margins, and profitability will decline.

Our operating results will be adversely affected if we do not consistently meet our product development schedules or if key events or sports seasons that we tie our product release schedules to are delayed or cancelled.

Our business is highly seasonal, with the highest levels of consumer demand and a significant percentage of our sales occurring in the December quarter. If we miss these key selling periods for any reason, including product delays, product cancellations, or delayed introduction of a new platform for which we have developed products, our sales will suffer disproportionately. Our ability to meet product development schedules is affected by a number of factors, including the creative processes involved, the coordination of large and sometimes geographically dispersed development teams required by the increasing complexity of our products and the platforms for which they are developed, and the need to fine-tune our products prior to their release. We have experienced development delays for our products in the past, which caused us to push back or cancel release dates. We also seek to release certain products in conjunction with specific events, such as the beginning of a sports season or major sporting event, or the release of a related movie. If a key event or sports season to which our product release schedule is tied were to be delayed or cancelled, our sales would also suffer disproportionately. In the future, any failure to meet anticipated production or release schedules would likely result in a delay of revenue and/or possibly a significant shortfall in our revenue, increase our development expense, harm our profitability, and cause our operating results to be materially different than anticipated.

Our adoption of new business models could fail to produce our desired financial returns.

We are actively seeking to monetize game properties through a variety of new platforms and business models, including online distribution of full games and additional content, free-to-play games supported by advertising and/or micro-transactions on social networking services and subscription services such as our MMO role-playing game *Star Wars: The Old Republic*. Forecasting our revenues and profitability for these new business models is inherently uncertain and volatile. Our actual revenues and profits for these businesses may be significantly greater or less than our forecasts. Additionally, these new business models could fail for one or more of our titles, resulting in the loss of our investment in the development and infrastructure needed to support these new business models, and the opportunity cost of diverting management and financial resources away from more successful businesses.

Technology changes rapidly in our business and if we fail to anticipate or successfully develop games for new platforms and services, adopt new distribution technologies or methods, or implement new technologies in our games, the quality, timeliness and competitiveness of our products and services will suffer.

Rapid technology changes in our industry require us to anticipate, sometimes years in advance, which technologies we must implement and take advantage of in order to make our products and services competitive in the market. We have invested, and in the future may invest, in new business strategies, technologies, products, and services. Such endeavors may involve significant risks and uncertainties, and no assurance can be given that the technology we choose to adopt and the platforms, products and services that we pursue will be successful and will not materially adversely affect our reputation, financial condition, and operating results.

Our product development usually starts with particular platforms and distribution methods in mind, and a range of technical development goals that we hope to be able to achieve. We may not be able to achieve these goals, or our competition may be able to achieve them more quickly and effectively than we can. In either case, our products and services may be technologically inferior to our competitors', less appealing to consumers, or both. If we cannot achieve our technology goals within the original development schedule of our products and services, then we may delay their release until these technology goals can be achieved, which may delay or reduce revenue and increase our development expenses. Alternatively, we may increase the resources employed in research and development in an attempt to accelerate our development of new technologies, either to preserve our product or service launch schedule or to keep up with our competition, which would increase our development expenses. We may also miss opportunities to adopt technology, or develop products and services for new platforms or services that become popular with consumers, which could adversely affect our revenues. It may take significant time and resources to shift our focus to such technologies or platforms, putting us at a competitive disadvantage.

If we release defective products or services, our operating results could suffer.

Products and services such as ours are extremely complex software programs, and are difficult to develop and distribute. We have quality controls in place to detect defects in our products and services before they are released. Nonetheless, these quality controls are subject to human error, overriding, and reasonable resource constraints. Therefore, these quality controls and preventative measures may not be effective in detecting defects in our products and services before they have been released into the marketplace. In such an event, we could be required to or may find it necessary to voluntarily recall a product or suspend the availability of the product or service, which could significantly harm our business and operating results.

We may experience outages and disruptions of our online services if we fail to maintain adequate operational services, security and supporting infrastructure.

As we increase our online products and services, most recently with the launch of our online commerce and content delivery system Origin, and the launch of *Star Wars: The Old Republic*, we expect to continue to invest in technology services, hardware and software - including data centers, network services, storage and database technologies - to support existing services and to introduce new products and services including websites, ecommerce capabilities, online game communities and online game play services. Launching high profile games and services, and creating the appropriate support for online business initiatives is expensive and complex, and our execution could result in inefficiencies or operational failures, and increased vulnerability to cyber attacks, which, in turn, could diminish the quality of our products, services, and user experience. Cyber attacks could include denial-of-service attacks impacting service availability and reliability; the exploitation of software vulnerabilities in Internet facing applications; social engineering of system administrators (tricking company employees into releasing control of their systems to a hacker); the introduction of malware into our systems with a view to steal confidential or proprietary data; or attempts to hijack consumer account information. Cyber attacks of increasing sophistication may be difficult to detect and could result in the theft of our intellectual property and consumer data, including personally identifiable information. Operational failures or successful cyber attacks could result in damage to our reputation and loss of current and potential users, subscribers, advertisers, and other business partners which could harm our business. In addition, we could be adversely impacted by outages and disruptions in the online platforms of our key business partners, who offer our products and services.

Our business could be adversely affected if our consumer protection and data privacy practices are not seen as adequate or there are breaches of our security measures or unintended disclosures of our consumer data.

There are several inherent risks to engaging in business online and directly with end consumers of our products and services. As we conduct more transactions online directly with consumers, we may be the victim of fraudulent transactions, including credit card fraud, which presents a risk to our revenues and potentially disrupts service to our consumers. In addition, we are collecting and storing more consumer information, including personal information and credit card information. We take measures to protect our consumer data from unauthorized access or disclosure. It is possible that our security controls over consumer data may not prevent the improper access or disclosure of personally identifiable information. A security breach that leads to disclosure of consumer account information (including personally identifiable information) could harm our reputation, compel us to comply with disparate breach notification laws in various jurisdictions and otherwise subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. A resulting perception that our products or services do not adequately protect the privacy of personal information could result in a loss of current or potential consumers and business partners for our online offerings that require the collection of consumer data. Our key business partners also face these same risks and any security breaches of their system could adversely impact our ability to offer our products and services through their platforms, resulting in a loss of meaningful revenues. In addition, the rate of privacy law-making is accelerating globally and interpretation and application of consumer protection and data privacy laws in the United States, Europe and elsewhere are often uncertain, contradictory and in flux. As business practices are being challenged by regulators, private litigants, and consumer protection agencies around the world, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data and/or consumer protection practices. If so, this could result in increased litigation, government or court imposed fines, judgments or orders requiring that we change our practices, which could have an adverse effect on our business and reputation. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

Our business is subject to increasing regulation and the adoption of proposed legislation we oppose could negatively impact our business.

Legislation is continually being introduced in the United States and other countries to mandate rating requirements or set other restrictions on the advertisement or distribution of entertainment software based on content. In the United States, most courts, including the United States Supreme Court, that have ruled on such legislation have ruled in a manner favorable to the interactive entertainment industry. Some foreign countries have adopted ratings regulations and certain countries allow government censorship of entertainment software products. Adoption of government ratings system or restrictions on distribution of entertainment software based on content could harm our business by limiting the products we are able to offer to our customers and compliance with new and possibly inconsistent regulations for different territories could be costly or delay the release of our products.

As we increase the online delivery of our products and services, we are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet. In addition, laws and regulations relating to user privacy, data collection and retention, content, advertising and information security have been adopted or are being considered for adoption by many countries throughout the world. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Furthermore, any failure on our part to comply with these laws or the application of these laws in an unanticipated manner may harm our business.

If we do not continue to attract and retain key personnel, we will be unable to effectively conduct our business.

The market for technical, creative, marketing and other personnel essential to the development and marketing of our products and management of our businesses is extremely competitive. Our leading position within the interactive entertainment industry makes us a prime target for recruiting of executives and key creative talent. If we cannot successfully recruit and retain the employees we need, or replace key employees following their departure, our ability to develop and manage our business will be impaired.

If our marketing and advertising efforts fail to resonate with our customers, our business and operating results could be adversely affected.

Our products are marketed worldwide through a diverse spectrum of advertising and promotional programs such as television and online advertising, print advertising, retail merchandising, website development and event sponsorship. Our ability to sell our products and services is dependent in part upon the success of these programs. If the marketing for our products and services fail to resonate with our customers, particularly during the critical holiday season or during other key selling periods, or if advertising rates or other media placement costs increase, these factors could have a material adverse impact on our business and operating results.

The majority of our sales are made to a relatively small number of key customers. If these customers reduce their purchases of our products or become unable to pay for them, our business could be harmed.

During the fiscal year ended March 31, 2012, approximately 60 percent of our North America sales were made to our top ten customers. In Europe, our top ten customers accounted for approximately 40 percent of our sales in that territory during the fiscal year ended March 31, 2012. Worldwide, we had direct sales to one customer, GameStop Corp., which represented approximately 15 percent of total net revenue for the fiscal year ended March 31, 2012. Though our products are available to consumers through a variety of retailers and directly through us, the concentration of our sales in one, or a few, large customers could lead to a short-term disruption in our sales if one or more of these customers significantly reduced their purchases or ceased to carry our products, and could make us more vulnerable to collection risk if one or more of these large customers became unable to pay for our products or declared bankruptcy. Additionally, our receivables from these large customers increase significantly in the December quarter as they make purchases in anticipation of the holiday selling season. Also, having such a large portion of our total net revenue concentrated in a few customers could reduce our negotiating leverage with these customers. If one or more of our key customers experience deterioration in their business, or become unable to obtain sufficient financing to maintain their operations, our business could be harmed.

Our business is dependent on the success and availability of video game hardware systems manufactured by third parties, as well as our ability to develop commercially successful products and services for these systems.

Our products and services are played on video game hardware systems (which we also refer to as "platforms") manufactured by third parties, such as Sony's PLAYSTATION 3, Microsoft's Xbox 360 and Nintendo's Wii. The success of our business is driven in part by the commercial success and adequate supply of these video game hardware systems, our ability to accurately predict which systems will be successful in the marketplace, and our ability to develop commercially successful products and services for these systems. We must make product development decisions and commit significant resources well in advance of anticipated product ship dates. A platform for which we are developing products and services may not succeed or may have a shorter life cycle than anticipated. If consumer demand for the systems for which we are developing products and services is lower than our expectations, our revenue will suffer, we may be unable to fully recover the investments we have made in developing our products and services, and our financial performance will be harmed. Alternatively, a system for which we have not devoted significant resources could be more successful than we had initially anticipated, causing us to miss out on meaningful revenue opportunities.

Our industry is cyclical, driven by the periodic introduction of new video game hardware systems. As we transition to new console platforms, our operating results may be more volatile.

Video game hardware systems have historically had a life cycle of four to six years, which causes the video game software market to be cyclical as well. The current cycle began with Microsoft's launch of the Xbox 360 in 2005, and continued in 2006 when Sony and Nintendo launched the PLAYSTATION 3 and the Wii, respectively. We have seen a decline in the market for video game systems overall driven by reduced demand for standard definition systems. This decline in sales of video game systems has caused a corresponding decline in the sales of packaged goods video game software.

We anticipate the transition to new console platforms in the next few years. During this transition, we will incur costs to develop and market products and services for current-generation video game platforms, as well as developing products and services for next-generation platforms. For fiscal year 2013, we plan to invest $80 million toward next-generation platforms. The hardware manufacturers are not required to enter into agreements with us for next-generation video game platforms and may choose to impose more restrictive terms or adopt very different business models and fee structures for the next-generation platforms. As a result, our operating results during this transitional period may be more volatile and difficult to predict.

The video game hardware manufacturers are among our chief competitors and frequently control the manufacturing of and/or access to our video game products and services. If they do not approve our products and services, we will not be able to make the products and services available to our customers.

Our agreements with hardware licensors (such as Sony for the PLAYSTATION 3, Microsoft for the Xbox 360, and Nintendo for the Wii) typically give significant control to the hardware licensor over the approval, manufacturing and distribution of our products and services, which could, in certain circumstances, leave us unable to get our products and services approved, manufactured and provided to customers. For our digital products and services delivered direct to the consumers via Sony's PlayStation Network and Microsoft's Xbox LIVE Marketplace, the hardware licensor controls the distribution of these titles. These hardware licensors are also among our chief competitors. Generally, control of the approval and manufacturing process by the hardware licensors increases both our manufacturing lead times and costs as compared to those we can achieve independently. While we believe that our relationships with our hardware licensors are currently good, the potential for these licensors to delay or refuse to approve our products and services exists. Such occurrences would harm our business and our financial performance.

We also require technical and operational support and the consent of Sony, Microsoft and Nintendo in order to include online capabilities in our products and services for their respective platforms and to digitally distribute our products and services through their proprietary networks. As online capabilities for video game systems become more significant, Sony, Microsoft and Nintendo could restrict the manner in which we provide online capabilities for our products and services and demand more restrictive terms for the next-generation console platforms. They may also restrict the number of products and services that we may distribute digitally on their networks. If Sony, Microsoft or Nintendo refuse to approve our products and services with online capabilities, restrict our digital offerings on their proprietary networks, or significantly impact the financial terms on which these services are offered to our customers, our business could be harmed.

The video game hardware manufacturers set the royalty rates and other fees that we must pay to provide games for their platforms, and therefore have significant influence on our costs. If one or more of these manufacturers change their fee structure, our profitability will be materially impacted.

In order to provide products and service for a video game system such as the Xbox 360, PLAYSTATION 3 or Wii, we must take a license from Microsoft, Sony and Nintendo, respectively, which give these companies the opportunity to set the fee structure that we must pay in order to provide games for that platform. Similarly, these companies have retained the flexibility to change their fee structures, or adopt different fee structures for online purchases of games, online gameplay and other new features for their consoles. The control that hardware manufacturers have over the fee structures for their platforms and online access could adversely impact our costs, profitability and margins. Because providing products for video game systems is the largest portion of our business, any increase in fee structures would significantly harm our ability to generate profits.

Acquisitions, investments and other strategic transactions could result in operating difficulties, dilution to our investors and other negative consequences.

We expect to continue making acquisitions or entering into other strategic transactions including (1) acquisitions of companies, businesses, intellectual properties, and other assets, (2) minority investments in strategic partners, and (3) investments in new interactive entertainment businesses (*e.g.*, online and mobile publishing platforms) as part of our long-term business strategy. These transactions involve significant challenges and risks including that the transaction does not advance our business strategy, that we do not realize a satisfactory return on our investment, that we acquire unknown liabilities, or that we experience difficulty in the integration of business systems and technologies, the integration and retention of new employees, or in the maintenance of key business and customer relationships of the businesses we acquire, or diversion of management's attention from our other businesses. These events could harm our operating results or financial condition.

Future acquisitions and investments could also involve the issuance of our equity and equity-linked securities (potentially diluting our existing stockholders), the incurrence of debt, contingent liabilities or amortization expenses, write-offs of goodwill, intangibles, or acquired in-process technology, or other increased cash and non-cash expenses, such as stock-based compensation. Any of the foregoing factors could harm our financial condition or prevent us from achieving improvements in our financial condition and operating performance that could have otherwise been achieved by us on a stand-alone basis. Our stockholders may not have the opportunity to review, vote on or evaluate future acquisitions or investments.

From time to time we may become involved in other legal proceedings, which could adversely affect us.

We are currently, and from time to time in the future may become, subject to legal proceedings, claims, litigation and government investigations or inquiries, which could be expensive, lengthy, and disruptive to normal business operations. In addition, the outcome of any legal proceedings, claims, litigation, investigations or inquiries may be difficult to predict and could have a material adverse effect on our business, operating results, or financial condition.

If we are unable to maintain or acquire licenses to include intellectual property owned by others in our games, or to maintain or acquire the rights to publish or distribute games developed by others, we will sell fewer hit titles and our revenue, profitability and cash flows will decline. Competition for these licenses may make them more expensive and reduce our profitability.

Many of our products are based on or incorporate intellectual property owned by others. For example, our EA SPORTS products include rights licensed from major sports leagues and players' associations. Similarly, many of our other key franchises, such as *Star Wars: The Old Republic*, are based on film and literary licenses and our Hasbro products are based on a license for certain of Hasbro's toy and game properties. In addition, some of our successful products in fiscal year 2011, *Bulletstorm*, *Crysis 2,* and *Portal* 2 in fiscal year 2012, are products for which we acquired publishing rights through a license from the product's creator/owner. Competition for these licenses and rights is intense. If we are unable to maintain these licenses and rights or obtain additional licenses or rights with significant commercial value, our revenues, profitability and cash flows will decline significantly. Competition for these licenses may also drive up the advances, guarantees and royalties that we must pay to licensors and developers, which could significantly increase our costs and reduce our profitability.

Our business is subject to risks generally associated with the entertainment industry, any of which could significantly harm our operating results.

Our business is subject to risks that are generally associated with the entertainment industry, many of which are beyond our control. These risks could negatively impact our operating results and include: the popularity, price and timing of our games and the platforms on which they are played; economic conditions that adversely affect discretionary consumer spending; changes in consumer demographics; the availability and popularity of other forms of entertainment; and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

We may be subject to claims of infringement of third-party intellectual property rights, which could harm our business.

From time to time, third parties may assert claims against us relating to patents, copyrights, trademarks, personal publicity rights, or other intellectual property rights to technologies, products or delivery/payment methods that are important to our business. Although we believe that we make reasonable efforts to ensure that our products do not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. For example, we may be subject to intellectual property infringement claims from certain individuals and companies who have acquired patent portfolios for the sole purpose of asserting such claims against other companies. In addition, many of our products are highly realistic and feature materials that are based on real world examples, which may be the subject of intellectual property infringement claims of others. From time to time, we receive communications from third parties regarding such claims. Existing or future infringement claims against us, whether valid or not, may be time consuming and expensive to defend. Such claims or litigations could require us to pay damages and other costs, stop selling the affected products, redesign those products to avoid infringement, or obtain a license, all of which could be costly and harm our business. In addition, many patents have been issued that may apply to potential new modes of delivering, playing or monetizing game software products and services, such as those that we produce or would like to offer in the future. We may discover that future opportunities to provide new and innovative modes of game play and game delivery to consumers may be precluded by existing patents that we are unable to license on reasonable terms.

Our products are subject to the threat of piracy and unauthorized copying.

We take measures to protect our pre-release software and other confidential information from unauthorized access. A security breach that results in the disclosure of pre-release software or other confidential assets could lead or contribute to piracy of our games or otherwise compromise our product plans.

Further, entertainment software piracy is a persistent problem in our industry. The growth in peer-to-peer networks and other channels to download pirated copies of our products, the increasing availability of broadband access to the Internet and the proliferation of technology designed to circumvent the protection measures used with our products all have contributed to an expansion in piracy. Though we take technical steps to make the unauthorized copying of our products more difficult, as do the manufacturers of consoles on which our games are played, these efforts may not be successful in controlling the piracy of our products.

While legal protections exist to combat piracy and other forms of unauthorized copying, preventing and curbing infringement through enforcement of our intellectual property rights may be difficult, costly and time consuming, particularly in countries where laws are less protective of intellectual property rights. Further, the scope of the legal protection of copyright and prohibitions against the circumvention of technological protection measures to protect copyrighted works are often under scrutiny by courts and governing bodies. The repeal or weakening of laws intended to combat piracy, protect intellectual property and prohibit the circumvention of technological protection measures could make it more difficult for us to adequately protect against piracy. These factors could have a negative effect on our growth and profitability in the future.

Uncertainty and adverse changes in the economy could have a material adverse impact on our business and operating results.

Declines in consumer spending resulting from adverse changes in the economy have in the past negatively impacted our business. Further economic distress may result in a decrease in demand for our products, particularly during key product launch windows, which could have a material adverse impact on our operating results and financial condition. In particular, we derive a substantial proportion of our revenues in Europe. Continued weakness and instability in European markets could result in a loss of consumer confidence in the economy and a decrease in discretionary spending, resulting in a material adverse impact on our operating results. Uncertainty and adverse changes in the economy could also increase the risk of material losses on our investments, increase costs associated with developing and publishing our products, increase the cost and decrease the availability of sources of financing, and increase our exposure to material losses from bad debts, any of which could have a material adverse impact on our financial condition and operating results. In addition, if we experience further deterioration in our market capitalization or our financial performance, we could be required to recognize significant impairment charges in future periods.

Our business is subject to currency fluctuations.

International sales are a fundamental part of our business. For the fiscal year ended March 31, 2012, international net revenue comprised 52 percent of our total net revenue. We expect international sales to continue to account for a significant portion of our total net revenue. Such sales may be subject to unexpected regulatory requirements, tariffs and other barriers. Additionally, foreign sales are primarily made in local currencies, which may fluctuate against the U.S. dollar. In addition, our foreign investments and our cash and cash equivalents denominated in foreign currencies are subject to currency fluctuations. We use foreign currency forward contracts to mitigate some foreign currency risk associated with foreign currency denominated monetary assets and liabilities (primarily certain intercompany receivables and payables) to a limited extent and foreign currency option contracts to hedge foreign currency forecasted transactions (primarily related to a portion of the revenue and expenses denominated in foreign currency generated by our operational subsidiaries). However, these activities are limited in the protection they provide us from foreign currency fluctuations and can themselves result in losses. In the past, the disruption in the global financial markets has impacted many of the financial institutions with which we do business, and we are subject to counterparty risk with respect to such institutions with whom we enter into hedging transactions. A sustained decline in the financial stability of financial institutions as a result of the disruption in the financial markets could negatively impact our treasury operations, including our ability to secure credit-worthy counterparties for our foreign currency hedging programs. Accordingly, our results of operations, including our reported net revenue, operating expenses and net income, and financial condition can be adversely affected by unfavorable foreign currency fluctuations, especially the Euro, British pound sterling and Canadian dollar. In particular, because we derive a substantial proportion of our revenues from sales in Europe, the uncertainty regarding the ability of certain European countries to continue to service their sovereign debt obligations and related European financial restructuring efforts may cause fluctuations in the value of the Euro that could adversely affect our revenue growth and profit margins on sales outside of the United States, and thus impact our operating results (expressed in US dollars) in future periods. Further, the continued sovereign debt crisis in Europe could lead to increased counterparty risk with respect to financial institutions and other business partners, who are particularly vulnerable to the instability in certain European markets.

Volatility in the capital markets may adversely impact the value of our investments and could cause us to recognize significant impairment charges in our operating results.

Our portfolio of short-term investments and marketable equity securities is subject to volatility in the capital markets and to national and international economic conditions. In particular, our international investments can be subject to fluctuations in foreign currency and our short-term investments are susceptible to changes in short-term interest rates. These investments are also impacted by declines in value attributable to the credit-worthiness of the issuer. From time to time, we may liquidate some or all of our short-term investments or marketable equity securities to fund operational needs or other activities, such as capital expenditures, strategic investments or business acquisitions, or for other purposes. If we were to liquidate these short-term investments at a time when they were worth less than what we had originally purchased them for, or if the obligor were unable to pay the full amount at maturity, we could incur a significant loss. Similarly, we hold marketable equity securities, which have been and may continue to be adversely impacted by price and trading volume volatility in the public stock markets. We could be required to recognize impairment charges on the securities held by us and/or we may realize losses on the sale of these securities, all of which could have an adverse effect on our financial condition and results of operations.

Our debt service obligations may adversely affect our cash flow.

While our 0.75% Convertible Senior Notes due 2016 (the "Notes") are outstanding, we will have debt service obligations on the Notes of approximately $5 million per year. We intend to fulfill our debt service obligations from cash generated by our operations and from our existing cash and investments. We may enter into other financial instruments in the future.

Our indebtedness could have significant negative consequences. For example, it could:

- increase our vulnerability to general adverse economic and industry conditions;
- limit our ability to obtain additional financing;
- require the dedication of a substantial portion of any cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and our industry; and
- place us at a competitive disadvantage relative to our competitors with less debt.

Further, the Notes are subject to a net share settlement feature, which means that we will satisfy our conversion obligation to holders by paying cash in settlement of the lesser of the principal amount and the conversion value of the Notes and by delivering shares of our common stock in settlement of any and all conversion obligations in excess of the principal amount. In addition, holders of the Notes will have the right to require us to purchase their Notes for cash upon the occurrence of a fundamental change at a purchase price equal to 100 percent of their principal amount, plus accrued and unpaid interest, if any.

We may not have the enough available cash or be able to arrange for financing to pay such principal amount at the time we are required to make purchases of the Notes or convert the Notes. In addition, we may be required to use funds that are domiciled in foreign tax jurisdictions in order to make the cash payments upon any purchase or conversion of the Notes. If we were to choose to use such funds, we would be required to accrue and pay additional taxes on any portion of the repatriation where no United States income tax had been previously provided.

In addition, our ability to purchase the Notes or to pay cash upon conversion of the Notes may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Our failure to purchase the Notes at a time when the purchase is required by the indenture or to pay cash upon conversion of the Notes as required by the indenture would constitute a default under the indenture. A default under the indenture or a fundamental change itself could also lead to a default under agreements governing our future indebtedness. If the payment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and purchase the Notes or to pay cash upon conversion of the Notes.

The hedge transactions and warrant transactions entered into in connection with the Notes may affect the value of the Notes and our common stock.

In connection with the offering of the Notes, we entered into privately-negotiated convertible note hedge transactions (the "Convertible Note Hedge") with certain counterparties ("Options Counterparties") to reduce the potential dilution with respect to our common stock upon conversion of the Notes. The Convertible Note Hedge covers, subject to anti-dilution adjustments substantially similar to those applicable to the Notes, the number of shares of common stock underlying the Notes. We also entered into separate, privately-negotiated warrant transactions with the certain counterparties whereby we sold to independent third parties warrants (the "Warrants") with the Option Counterparties relating to the same number of shares of our common stock, subject to customary anti-dilution adjustments.

In connection with establishing their hedge position with respect to the Convertible Note Hedge and the Warrants, the Option Counterparties and/or their affiliates:

- may have entered into various cash-settled over-the-counter derivative transactions with respect to our common stock and/or purchased shares of our common stock concurrently with, or shortly following, the pricing of the Notes; and
- may unwind any such cash-settled over-the-counter derivative transactions and purchase shares of our common stock in open market transactions, including any observation period related to the conversion of the Notes.

The effect, if any, of these activities, including the direction or magnitude, on the market price of our common stock will depend on a variety of factors, including market conditions, and cannot be ascertained at this time. Any of these activities could, however, adversely affect the market price of our common stock and the trading price of the Notes.

In addition, the Option Counterparties are financial institutions, and we will be subject to the risk that one or more of the Option Counterparties might default under the Convertible Note Hedge. Our exposure to the credit risk of the Option Counterparties will not be secured by any collateral. If any of the Option Counterparties becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at the time under the Convertible Note Hedge with such option counterparty. Our exposure will depend on many factors but, generally, the increase in our exposure will be correlated to the increase in the market price and in the volatility of our common stock.

Changes in our tax rates or exposure to additional tax liabilities could adversely affect our earnings and financial condition.

We are subject to income taxes in the United States and in various foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes, and in the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain.

We are also required to estimate what our tax obligations will be in the future. Although we believe our tax estimates are reasonable, the estimation process and applicable laws are inherently uncertain, and our estimates are not binding on tax authorities. The tax laws' treatment of software and Internet-based transactions is particularly uncertain and in some cases currently applicable tax laws are ill-suited to address these kinds of transactions. Apart from an adverse resolution of these uncertainties, our effective tax rate also could be adversely affected by our profit levels, by changes in our business or changes in our structure resulting from the reorganization of our business and operating structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the elections we make, changes in applicable tax laws (in the United States or foreign jurisdictions), or changes in the valuation allowance for deferred tax assets, as well as other factors. Beginning in fiscal year 2009, we recorded a valuation allowance against most of our U.S. deferred tax assets. We expect to provide a valuation allowance on future U.S. tax benefits until we can sustain a level of profitability or until other significant positive evidence arises that suggest that these benefits are more likely than not to be realized. Further, our tax determinations are regularly subject to audit by tax authorities and developments in those audits could adversely affect our income tax provision. Should our ultimate tax liability exceed our estimates, our income tax provision and net income or loss could be materially affected.

We incur certain tax expenses that do not decline proportionately with declines in our consolidated pre-tax income or loss. As a result, in absolute dollar terms, our tax expense will have a greater influence on our effective tax rate at lower levels of pre-tax income or loss than at higher levels. In addition, at lower levels of pre-tax income or loss, our effective tax rate will be more volatile.

We are also required to pay taxes other than income taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the United States and foreign jurisdictions. We are regularly under examination by tax authorities with respect to these non-income taxes. There can be no assurance that the outcomes from these examinations, changes in our business or changes in applicable tax rules will not have an adverse effect on our earnings and financial condition.

Furthermore, as we expand our international operations, adopt new products and new distribution models, implement changes to our operating structure or undertake intercompany transactions in light of changing tax laws, expiring rulings, acquisitions and our current and anticipated business and operational requirements, our tax expense could increase.

Our reported financial results could be adversely affected by changes in financial accounting standards or by the application of existing or future accounting standards to our business as it evolves.

Our reported financial results are impacted by the accounting standards promulgated by the SEC and national accounting standards bodies and the methods, estimates, and judgments that we use in applying our accounting policies. For example, as we have recently issued Notes which we account for under ASC 470-20, *Debt with Conversion and Other Options*, we are required to record a greater amount of non-cash interest expense as a result of the amortization of the discounted carrying value of the Notes to their face amount over the term of the Notes. Consequently, we report lower net income in our financial results because ASC 470-20 requires interest expense to include both the current period's amortization of the debt discount and the instrument's coupon interest, which could adversely affect our reported or future financial results, the trading price of our common stock and the trading price of the Notes. Furthermore, we cannot be sure that the accounting standards in the future will continue to permit the use of the treasury stock method, with respect to the calculation of diluted earnings per share when considering our Notes that may be settled entirely or partly in cash. If we are unable to use the treasury stock method in accounting for the shares issuable upon conversion of the Notes, then our diluted earnings per share would be adversely affected.

In addition, accounting standards affecting software revenue recognition have and could further significantly affect the way we account for revenue related to our products and services. We recognize all of the revenue from bundled sales (*i.e.*, packaged goods video games that include updates on a when-and-if-available basis and an online service component) on a deferred basis over an estimated online service period, which we generally estimate to be six months beginning in the month after delivery. As we increase our downloadable content and add new features to our online service, our estimate of the online service period may change and we could be required to recognize revenue over a longer period of time.

As we enhance, expand and diversify our business and product offerings, the application of existing or future financial accounting standards, particularly those relating to the way we account for revenue and taxes, could have a significant adverse effect on our reported results although not necessarily on our cash flows.

We are implementing a new integrated financial information system to be used throughout our worldwide organization. If this implementation is not completed in a successful and timely manner or if the new system fails to perform as expected, our ability to accurately process, prepare and analyze important financial data could be impeded and our business operations may be disrupted.

As part of our effort to improve efficiencies throughout our worldwide organization, we are implementing a new integrated financial information system. This implementation is expected to be completed by the first quarter of the fiscal year 2013. This system will integrate our order management, product shipment, cash management and financial accounting processes, among others. The successful conversion from our current multiple financial information systems to this new integrated financial information system entails a number of risks due to the complexity of the conversion and implementation process. Such risks include verifying the accuracy of the business data and information prior to conversion, the actual conversion of that data and information to the new system and then using that business data and information in the new system after the conversion. While testing these new systems and processes and training of employees are done in advance of implementation, there are inherent limitations in our ability to simulate a full-scale operating environment in advance of implementation. There can be no assurance that the conversion to, and the implementation of, the new financial information system will not impede our ability to accurately and timely process, prepare and analyze the financial data we use in making operating decisions and which form the basis of the financial information we include in the periodic reports we file with the SEC. In addition, a number of important operational functions, including receiving product orders, product shipments and inventory maintenance, among others, will be reliant on the new system and therefore, any problems with the implementation or other system problems may result in a disruption to our business operations.

We rely on business partners in many areas of our business and our business may be harmed if they are unable to honor their obligations to us.

We rely on various business partners, including third-party service providers, vendors, licensing partners, development partners, and licensees, among others, in many areas of our business. In many cases, these third parties are given access to sensitive and proprietary information in order to provide services and support to our teams. These third parties may misappropriate our information and engage in unauthorized use of it. The failure of these third parties to provide adequate services and technologies, or the failure of the third parties to adequately maintain or update their services and technologies, could result in a disruption to our business operations. Further, disruptions in the financial markets and economic downturns may adversely affect our business partners and they may not be able to continue honoring their obligations to us. Some of our business partners are highly-leveraged or small businesses that may be particularly vulnerable. Alternative arrangements and services may not be available to us on commercially reasonable terms or we may experience business interruptions upon a transition to an alternative partner or vendor. If we lose one or more significant business partners, our business could be harmed.

Our stock price has been volatile and may continue to fluctuate significantly.

The market price of our common stock historically has been, and we expect will continue to be, subject to significant fluctuations. These fluctuations may be due to factors specific to us (including those discussed in the risk factors above, as well as others not currently known to us or that we currently do not believe are material), to changes in securities analysts' earnings estimates or ratings, to our results or future financial guidance falling below our expectations and analysts' and investors' expectations, to factors affecting the entertainment, computer, software, Internet, media or electronics industries, to our ability to successfully integrate any acquisitions we may make, or to national or international economic conditions. In particular, economic downturns may contribute to the public stock markets experiencing extreme price and trading volume volatility. These broad market fluctuations have and could continue to adversely affect the market price of our common stock.

Item 1B: *Unresolved Staff Comments*

None.

Item 2: *Properties*

We own our 660,000-square-foot Redwood Shores headquarters facilities located in Redwood City, California which includes a product development studio and administrative and sales functions. We also own a 418,000-square-foot product development studio facility in Burnaby, Canada. In addition to the properties we own, we lease approximately 1.2 million square feet in North America and 0.8 million square feet in Europe and Asia at various research and development, sales and administration and distribution facilities, including leases for our multi-function facility in Guildford, Surrey, United Kingdom, our research and development studios in Los Angeles, California and Orlando, Florida, and our distribution center in Louisville, Kentucky.

While we continually evaluate our facility requirements, we believe that suitable additional or substitute space will be available as needed to accommodate our future needs. For information regarding our lease commitments, see Note 12 of the Notes to Consolidated Financial Statements, included in Item 8 in this report.

We do not identify or allocate our assets by operating segment. For information on long-lived assets by geography, see Note 18 of the Notes to Consolidated Financial Statements, included in Item 8 in this report.

Item 3: *Legal Proceedings*

In June 2008, Geoffrey Pecover filed an antitrust class action in the United States District Court for the Northern District of California, alleging that EA obtained an illegal monopoly in a discreet antitrust market that consists of "league-branded football simulation video games" by bidding for, and winning, exclusive licenses with the NFL, Collegiate Licensing Company and Arena Football League. In December 20, 2010, the district court granted the plaintiffs' request to certify a class of plaintiffs consisting of all consumers who purchased EA's Madden NFL, NCAA Football or Arena Football video games after 2005. The court has set a trial date for October 2012. The complaint seeks compensatory damages. The parties initiated settlement negotiations in May 2012 and subsequently reached a non-binding settlement in principle; however, no settlement agreement has been approved by the court as of the date of this filing. As a result, we recognized a $27 million accrual in the fourth quarter of fiscal 2012 associated with the potential settlement.

We are also subject to claims and litigation arising in the ordinary course of business. We do not believe that any liability from any reasonably foreseeable disposition of such claims and litigation, individually or in the aggregate, would have a material adverse effect on our Consolidated Financial Statements, included in Item 8 in this report.

Item 4: *Mine Safety Disclosures*

Not applicable.

PART II

Item 5: *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the symbol "EA". Our symbol changed from "ERTS" to "EA" on December 20, 2011. The following table sets forth the quarterly high and low sales price per share of our common stock from April 1, 2010 through March 31, 2012.

	Prices	
	High	Low
Fiscal Year Ended March 31, 2011:		
First Quarter	$20.24	$14.06
Second Quarter	17.53	14.32
Third Quarter	18.06	14.67
Fourth Quarter	20.20	14.80
Fiscal Year Ended March 31, 2012:		
First Quarter	$24.42	$19.69
Second Quarter	25.05	17.62
Third Quarter	25.20	19.76
Fourth Quarter	21.30	16.34

Holders

There were approximately 1,544 holders of record of our common stock as of May 22, 2012, and the closing price of our common stock was $14.26 per share as reported by the NASDAQ Global Select Market. In addition, we believe that a significant number of beneficial owners of our common stock hold their shares in street name.

Dividends

We have not paid any cash dividends and do not anticipate paying cash dividends in the foreseeable future.

Issuer Purchases of Equity Securities

Stock Repurchase Program. In February 2011, we announced that our Board of Directors authorized a program to repurchase up to $600 million of our common stock over the next 18 months. We completed our program in April 2012. We repurchased approximately 32 million shares in the open market since the commencement of the program, including pursuant to pre-arranged stock trading plans. During the fiscal year 2012, we repurchased and retired approximately 25 million shares of our common stock for approximately $471 million, net of commissions.

The following table summarizes the number of shares repurchased in the fourth quarter of the fiscal year ended March 31, 2012:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Program (in millions)
January 1-31, 2012	1,005,600	$18.92	1,005,600	$293
February 1-29, 2012	2,405,600	17.78	2,405,600	250
March 1-31, 2012	10,642,139	16.86	10,642,139	71
	14,053,339	17.17	14,053,339	

Stock Performance Graph

The following information shall not be deemed to be "filed" with the SEC nor shall this information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference into a filing.

The following graph shows a five-year comparison of cumulative total returns during the period from March 31, 2007 through March 31, 2012, for our common stock, the NASDAQ Composite Index, the S&P 500 Index (to which EA was added in July 2002) and the RDG Technology Composite Index, each of which assumes an initial value of $100. Each measurement point is as of the end of each fiscal year ended March 31. The performance of our stock depicted in the following graph is not necessarily indicative of the future performance of our stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Electronic Arts Inc., the S&P 500 Index, the NASDAQ Composite Index, and the RDG Technology Composite Index



$160
$140
$120
$100
$80
$60
$40
$20
$0
3/07
3/08
3/09
3/10
3/11
3/12
Electronic Arts, Inc.
S&P 500
NASDAQ Composite
RDG Technology Composite

* Based on $100 invested on March 31, 2007 in stock or index, including reinvestment of dividends.

	March 31,					
	2007	**2008**	**2009**	**2010**	**2011**	**2012**
Electronic Arts Inc.	$100	$99	$36	$ 37	$ 39	$ 33
S&P 500 Index	100	95	59	88	102	110
NASDAQ Composite Index	100	90	64	99	119	129
RDG Technology Composite Index	100	97	67	107	124	143

Item 6: ***Selected Financial Data***

ELECTRONIC ARTS INC. AND SUBSIDIARIES

SELECTED FIVE-YEAR CONSOLIDATED FINANCIAL DATA

(In millions, except per share data)

STATEMENTS OF OPERATIONS DATA	Year Ended March 31, 2012	2011	2010(a)	2009	2008
Net revenue	$4,143	$3,589	$3,654	$ 4,212	$3,665
Cost of revenue	1,598	1,499	1,866	2,127	1,805
Gross profit	2,545	2,090	1,788	2,085	1,860
Operating expenses:					
Research and development	1,212	1,153	1,229	1,359	1,145
Marketing and sales	853	747	730	691	588
General and administrative	375	301	320	332	339
Acquisition-related contingent consideration	11	(17)	2	—	—
Amortization of intangibles	43	57	53	58	34
Restructuring and other charges	16	161	140	80	103
Goodwill impairment	—	—	—	368	—
Certain abandoned acquisition-related costs	—	—	—	21	—
Acquired in-process technology	—	—	—	3	138
Total operating expenses	2,510	2,402	2,474	2,912	2,347
Operating income (loss)	35	(312)	(686)	(827)	(487)
Gains (losses) on strategic investments, net	—	23	(26)	(62)	(118)
Interest and other income (expense), net	(17)	10	6	34	98
Income (loss) before provision for (benefit from) income taxes	18	(279)	(706)	(855)	(507)
Provision for (benefit from) income taxes	(58)	(3)	(29)	233	(53)
Net income (loss)	$ 76	$ (276)	$ (677)	$(1,088)	$ (454)
Net income (loss) per share:					
Basic	$ 0.23	$ (0.84)	$ (2.08)	$ (3.40)	$ (1.45)
Diluted	$ 0.23	$ (0.84)	$ (2.08)	$ (3.40)	$ (1.45)
Number of shares used in computation:					
Basic	331	330	325	320	314
Diluted	336	330	325	320	314

BALANCE SHEETS DATA	As of March 31, 2012	2011	2010(a)	2009	2008
Cash and cash equivalents	$1,293	$1,579	$1,273	$ 1,621	$1,553
Short-term investments	437	497	432	534	734
Marketable equity securities	119	161	291	365	729
Working capital	489	1,031	1,011	1,984	2,626
Total assets	5,491	4,928	4,646	4,678	6,059
0.75% convertible senior notes due 2016, net	539	—	—	—	—
Other long-term liabilities	374	363	343	408	421
Total liabilities	3,033	2,364	1,917	1,544	1,720
Total stockholders' equity	2,458	2,564	2,729	3,134	4,339

(a) Beginning in fiscal 2010, due to the adoption of certain contemporaneous amendments issued by the FASB to Accounting Standard Codification ("ASC") 805, *Business Combinations*, we began to accrue acquisition-related contingent consideration and capitalize acquired in-process technology. Prior to the adoption of these amendments, we accrued acquisition-related contingent consideration only when the contingency was settled as part of the purchase price of the business combination and expensed acquired in-process technology immediately after acquisition.

Item 7: *Management's Discussion and Analysis of Financial Condition and Results of Operations*

OVERVIEW

The following overview is a high-level discussion of our operating results, as well as some of the trends and drivers that affect our business. Management believes that an understanding of these trends and drivers is important in order to understand our results for the fiscal year ended March 31, 2012, as well as our future prospects. This summary is not intended to be exhaustive, nor is it intended to be a substitute for the detailed discussion and analysis provided elsewhere in this Form 10-K, including in the "Business" section and the "Risk Factors" above, the remainder of "Management's Discussion and Analysis of Financial Condition and Results of Operations," or the Consolidated Financial Statements and related Notes.

About Electronic Arts

We develop, market, publish and distribute game software content and services that can be played by consumers on a variety of platforms, including video game consoles (such as the Sony PLAYSTATION 3, Microsoft Xbox 360, and Nintendo Wii), personal computers, mobile devices (such as the Apple iPhone and Google Android compatible phones), tablets and electronic readers (such as the Apple iPad and Amazon Kindle), and the Internet. Our ability to publish games across multiple platforms, through multiple distribution channels, and directly to consumers (online and wirelessly) has been, and will continue to be, a cornerstone of our product strategy. We have generated substantial growth in new business models and alternative revenue streams (such as subscription, micro-transactions, and advertising) based on the continued expansion of our online and wireless platform. Some of our games are based on our own wholly-owned intellectual property (*e.g.*, Battlefield, Mass Effect, Need for Speed, The Sims, Bejeweled, and Plants v. Zombies), and some of our games are based on content that we license from others (*e.g.*, FIFA, Madden NFL, and *Star Wars: The Old Republic*). Our goal is to turn our core intellectual properties into year-round businesses available on a range of platforms. Our products and services may be purchased through physical and online retailers, platform providers such as console manufacturers and mobile carriers via digital downloads, as well as directly through our own distribution platform, including online portals such as Origin and Play4Free.

Annual Report

Financial Results

Total net revenue for the fiscal year ended March 31, 2012 was $4,143 million, up $554 million as compared to the fiscal year ended March 31, 2011. At March 31, 2012, deferred net revenue associated with sales of online-enabled packaged goods and digital content increased by $43 million as compared to March 31, 2011, directly reducing the amount of reported net revenue during the fiscal year ended March 31, 2012. At March 31, 2011, deferred net revenue associated with sales of online-enabled packaged goods and digital content increased by $239 million as compared to March 31, 2010, directly reducing the amount of reported net revenue during the fiscal year ended March 31, 2011. Without these changes in deferred net revenue, reported net revenue would have increased by approximately $358 million during fiscal year 2012 as compared to fiscal year 2011. Net revenue for fiscal year 2012 was driven by *FIFA 12, Battlefield 3* and *Madden NFL 12*.

Net income for the fiscal year ended March 31, 2012 was $76 million as compared to a net loss of $276 million for the fiscal year ended March 31, 2011. Diluted earnings per share for the fiscal year ended March 31, 2012 was $0.23 as compared to a diluted loss per share of $0.84 for the fiscal year ended March 31, 2011. Net income increased for fiscal year 2012 as compared to fiscal year 2011 primarily as a result of (1) a $455 million increase in gross profit due to a decrease in the change in deferred net revenue related to certain online-enabled packaged goods and digital content and a greater percentage of net revenue from EA studio and digital products, which have higher margins than our co-publishing and distribution products and (2) a $145 million decrease in restructuring and other charges. The increase in net income was partially offset by (1) a $106 million increase in marketing and sales costs, (2) a $59 million increase in research and development costs, and (3) a $74 million increase in general and administrative costs.

Trends in Our Business

Digital Content Distribution and Services. Consumers are spending an ever-increasing portion of their money and time on interactive entertainment that is accessible online, or through mobile digital devices such as smart phones, or through social networks such as Facebook. We provide a variety of online-delivered products and services including through our Origin platform. Many of our games that are available as packaged goods products are also available through direct online download through the Internet. We also offer online-delivered content and services that are add-ons or related to our packaged goods products such as additional game content or enhancements of multiplayer services. Further, we provide other games, content and services that are available only via electronic delivery, such as Internet-only games and game services, and games for mobile devices.

Advances in mobile technology have resulted in a variety of new and evolving devices that are being used to play games by an ever-broadening base of consumers. We have responded to these advances in technology and consumer acceptance of digital distribution by offering different sales models, such as subscription services, online downloads for a one-time fee, micro-transactions and advertising-supported free-to-play games and game sites. In addition, we offer our consumers the ability to play a game across platforms on multiple devices. We significantly increased the revenues that we derive from wireless, Internet-derived and advertising (digital) products and services from $743 million in fiscal year 2011 to $1,159 million in fiscal year 2012 and we expect this portion of our business to continue to grow in fiscal 2013 and beyond.

Wireless and Other Emerging Platforms. Advances in technology have resulted in a variety of platforms for interactive entertainment. Examples include wireless technologies, streaming gaming services, and Internet platforms. Our efforts in wireless interactive entertainment are focused in downloadable games for mobile devices. These platforms grow the consumer base for our business while also providing competition to existing established video game platforms. We expect sales of games for wireless and other emerging platforms to continue to be an important part of our business.

Growth of Casual and Social Games. The popularity of wireless and other emerging gaming platforms such as smart phones, tablets and social networking sites, such as Facebook, has led to the growth of casual and social gaming. Casual and social games are characterized by their mass appeal, simple controls, flexible monetization including free-to-play and micro-transaction business models, and fun and approachable gameplay. These games appeal to a larger consumer demographic of younger and older players and more female players than video games played on console devices. These areas are among the fastest growing segments of our sector and we have responded to this opportunity by developing casual and social games based on our established intellectual properties such as The Sims, FIFA and Battlefield, and with our acquisition of PopCap Games. We expect sales of casual and social and casual games for wireless and other emerging platforms to continue to be an important part of our business.

Concentration of Sales Among the Most Popular Games. We see a larger portion of packaged goods games sales concentrated on the most popular titles, and those titles are typically sequels of prior games. We have responded to this trend by significantly reducing the number of games that we produce to provide greater focus on our most promising intellectual properties. We published 36 primary packaged goods titles in fiscal year 2011, 22 in fiscal year 2012 and in fiscal year 2013, we expect to release 14 primary packaged goods titles and plan to build additional online features, content and services around each of these titles.

Evolving Sales Patterns. Our business has evolved from a traditional packaged goods business model to one where our games are played on a variety of platforms including mobile devices and social networking sites. Our strategy is to transform our core intellectual properties into year-round businesses, with a steady flow of downloadable content and extensions on new platforms. Our increasingly digital, multi-platform business no longer reflects the retail sales patterns associated with traditional packaged goods launches. For example, we offer our consumers additional services and/or additional content available through online services to further enhance the gaming experience and extend the time that consumers play our games after their initial purchase. Our social and casual games offer free-to-play and micro-transaction models. We also offer subscription-based products, such as our MMO role-playing game *Star Wars: The Old Republic*. The revenues we derive from these services has become increasingly more significant year-over-year. Our service revenue represented 13 percent, 8 percent, and 6 percent of total net revenue in fiscal year 2012, 2011, and 2010, respectively.

Recent Developments

Stock Repurchase Program. In February 2011, we announced that our Board of Directors authorized a program to repurchase up to $600 million of our common stock over the next 18 months. We completed our program in April 2012. We repurchased approximately 32 million shares in the open market since the commencement of the program, including pursuant to pre-arranged stock trading plans. During the fiscal year 2012, we repurchased and retired approximately 25 million shares of our common stock for approximately $471 million, net of commissions.

International Operations and Foreign Currency Exchange Impact. International sales (revenue derived from countries other than Canada and the United States), are a fundamental part of our business. Net revenue from international sales accounted for approximately 52 percent of our total net revenue during fiscal year 2012 and approximately 49 percent of our total net revenue during fiscal year 2011. Our net revenue is impacted by foreign exchange rates during the reporting period associated with net revenue before revenue deferral, as well as the foreign exchange rates associated with the recognition of deferred net revenue of online-enabled packaged goods and digital content that were established at the time we recorded this deferred net revenue on our Consolidated Balance Sheets. The foreign exchange rates during the reporting period may not always move in the same direction as the foreign exchange rate impact associated with the recognition of deferred net revenue of online-enabled packaged goods and digital content. During the fiscal year ended March 31, 2012, foreign exchange rates had an overall favorable impact on our net revenue of approximately $143 million, or 3 percent. In addition, our international investments and our cash and cash equivalents denominated in foreign currencies are subject to fluctuations in foreign currency exchange rates. If the U.S. dollar strengthens against these currencies, then foreign exchange rates may have an unfavorable impact on our results of operations and our financial condition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, and revenue and expenses during the reporting periods. The policies discussed below are considered by management to be critical because they are not only important to the portrayal of our financial condition and results of operations, but also because application and interpretation of these policies requires both management judgment and estimates of matters that are inherently uncertain and unknown. As a result, actual results may differ materially from our estimates.

Revenue Recognition, Sales Returns, Allowances and Bad Debt Reserves

We derive revenue principally from sales of interactive software games (1) on video game consoles (such as the PLAYSTATION 3, Xbox 360 and Wii) and PCs, (2) on mobile devices (such the Apple iPhone and Google compatible Android phones), (3) on tablets and electronic readers such as the Apple iPad and Amazon Kindle, and (4) from software and content and online game services associated with these products. We evaluate revenue recognition based on the criteria set forth in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 985-605, *Software: Revenue Recognition*, and Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition*, as revised by SAB No. 104, *Revenue Recognition*. We classify our revenue as either Product revenue or Service and other revenue.

We evaluate and recognize revenue when all four of the following criteria are met:

- *Evidence of an arrangement.* Evidence of an agreement with the customer that reflects the terms and conditions to deliver products must be present.
- *Delivery.* Delivery is considered to occur when a product is shipped and the risk of loss and rewards of ownership have been transferred to the customer. For services, delivery is considered to occur as the service is provided.
- *Fixed or determinable fee.* If a portion of the arrangement fee is not fixed or determinable, we recognize revenue as the amount becomes fixed or determinable.

- *Collection is deemed probable*. We conduct a credit review of each customer involved in a significant transaction to determine the creditworthiness of the customer. Collection is deemed probable if we expect the customer to be able to pay amounts under the arrangement as those amounts become due. If we determine that collection is not probable, we recognize revenue when collection becomes probable (generally upon cash collection).

Determining whether and when some of these criteria have been satisfied often involves assumptions and management judgments that can have a significant impact on the timing and amount of revenue we report in each period. Changes to any of these assumptions and judgments, could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Multiple-element arrangements

We enter into multiple-element revenue arrangements in which we may provide a combination of game software, updates or additional content and online game services. For some software products we may provide updates or additional content ("digital content") to be delivered via the Internet that can be used with the original software product. In many cases we separately sell this digital content for an additional fee. In other transactions, we may have an obligation to provide incremental unspecified digital content in the future without an additional fee (*i.e.,* updates on a when-and-if-available basis) or we may offer an online "matchmaking" service that permits consumers to play against each other via the Internet. Collectively, we refer to these as software-related offerings. In those situations where we do not require an additional fee for the software-related offerings, we account for the sale of the software product and software-related offerings as a "bundled" sale, or multiple element arrangement, in which we sell both the software product and relating offerings for one combined price. Generally, we do not have VSOE for the software-related offerings and thus, we defer net revenue from sales of these games and recognize the revenue from the bundled sales games over the period the offering will be provided (the "offering period"). If the period is not defined, we recognize revenue over the estimated offering period, which is generally estimated to be six months, beginning in the month after delivery. In addition, determining whether we have an implicit obligation to provide incremental unspecified future digital content without an additional fee can be difficult. Determining the estimated offering period is inherently subjective and is subject to regular revision based on historical online usage.

Determining whether an element of a transaction constitutes an online game service or a digital content download of a product requires judgment and can be difficult. The accounting for these transactions is significantly different. Revenue from product downloads is generally recognized when the download is made available (assuming all other recognition criteria are met). Revenue from an online game service is recognized as the service is rendered. If the period is not defined, we recognize the revenue over the estimated service period. For example, our MMO games have an estimated service period of eighteen months, beginning in the month after delivery.

For our software and software-related multiple element arrangements (*i.e.,* software game bundled with software-related offerings), we must make assumptions and judgments in order to (1) determine whether and when each element is delivered, (2) determine whether the undelivered elements are essential to the functionality of the delivered elements, (3) determine whether VSOE exists for each undelivered element, and (4) allocate the total price among the various elements. Changes to any of these assumptions and judgments, or changes to the elements in the arrangement, could cause a material increase or decrease in the amount of revenue that we report in a particular period.

In some of our multiple element arrangements, we sell tangible products with software and/or software-related offerings. These tangible products are generally either peripherals or ancillary collectors' items. Prior to April 3, 2011, because either the software or other elements sold with the tangible products were essential to the functionality of the tangible product and/or we did not have VSOE for the tangible product, we did not separately account for the tangible product. On April 3, 2011, we adopted FASB ASU 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements* and ASU 2009-14, *Software (Topic 985): Certain Revenue Arrangements that Include Software Elements*. The new accounting principles establish a selling price hierarchy for determining the selling price of a deliverable and require the application of the relative selling price method to allocate the arrangement consideration to each deliverable in a multiple element arrangement that includes tangible products.

Accordingly for our multiple element arrangements that include tangible products entered into after April 2, 2011, revenue is allocated to each separate unit of accounting for each deliverable using the relative selling prices of each deliverable in the arrangement based on the selling price hierarchy described below. If the arrangement contains more than one software deliverable, the arrangement consideration is allocated to the software deliverables as a group and then allocated to each software deliverable in accordance with ASC 985-605.

We determine the selling price for a tangible product deliverable based on the following selling price hierarchy: VSOE (*i.e.*, the price we charge when the tangible product is sold separately) if available, third-party evidence ("TPE") of fair value (*i.e.*, the price charged by others for similar tangible products) if VSOE is not available, or our best estimate of selling price ("BESP") if neither VSOE nor TPE is available. Determining the BESP is a subjective process that is based on multiple factors including, but not limited to, recent selling prices and related discounts, market conditions, customer classes, sales channels and other factors.

As the result of adopting ASU 2009-13 and ASU 2009-14, for the year ended March 31, 2012, we recognized $23 million more revenue than would have been recognized under previous accounting standards.

We reduce revenue for estimated future returns, price protection, and other offerings, which may occur with our customers and channel partners. Price protection represents the right to receive a credit allowance in the event we lower our wholesale price on a particular product. The amount of the price protection is generally the difference between the old price and the new price. In certain countries, we have stock-balancing programs for our PC and video game system software products, which allow for the exchange of these software products by resellers under certain circumstances. It is our general practice to exchange software products or give credits rather than to give cash refunds.

In certain countries, from time to time, we decide to provide price protection for our software products. When evaluating the adequacy of sales returns and price protection allowances, we analyze historical returns, current sell-through of distributor and retailer inventory of our software products, current trends in retail and the video game industry, changes in customer demand and acceptance of our software products, and other related factors. In addition, we monitor the volume of sales to our channel partners and their inventories, as substantial overstocking in the distribution channel could result in high returns or higher price protection costs in subsequent periods.

In the future, actual returns and price protections may materially exceed our estimates as unsold software products in the distribution channels are exposed to rapid changes in consumer preferences, market conditions or technological obsolescence due to new platforms, product updates or competing software products. While we believe we can make reliable estimates regarding these matters, these estimates are inherently subjective. Accordingly, if our estimates change, our returns and price protection reserves would change, which would impact the total net revenue we report. For example, if actual returns and/or price protection were significantly greater than the reserves we have established, our actual results would decrease our reported total net revenue. Conversely, if actual returns and/or price protection were significantly less than our reserves, this would increase our reported total net revenue. In addition, if our estimates of returns and price protection related to online-enabled packaged goods software products change, the amount of deferred net revenue we recognize in the future would change.

Significant management judgment is required to estimate our allowance for doubtful accounts in any accounting period. We determine our allowance for doubtful accounts by evaluating customer creditworthiness in the context of current economic trends and historical experience. Depending upon the overall economic climate and the financial condition of our customers, the amount and timing of our bad debt expense and cash collection could change significantly.

Fair Value Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States often requires us to determine the fair value of a particular item in order to fairly present our financial statements. Without an independent market or another representative transaction, determining the fair value of a particular item requires us to make several assumptions that are inherently difficult to predict and can have a material impact on the accounting.

There are various valuation techniques used to estimate fair value. These include (1) the market approach where market transactions for identical or comparable assets or liabilities are used to determine the fair value, (2) the income approach, which uses valuation techniques to convert future amounts (for example, future cash flows or future earnings) to a single present value amount, and (3) the cost approach, which is based on the amount that would be required to replace an asset. For many of our fair value estimates, including our estimates of the fair value of acquired intangible assets, we use the income approach. Using the income approach requires the use of financial models, which require us to make various estimates including, but not limited to (1) the potential future cash flows for the asset or liability being measured, (2) the timing of receipt or payment of those future cash flows, (3) the time value of money associated with the expected receipt or payment of such cash flows, and (4) the inherent risk associated with the cash flows (risk premium). Making these cash flow estimates are inherently difficult and subjective, and if any of the estimates used to determine the fair value using the income approach turns out to be inaccurate, our financial results may be negatively impacted. Furthermore, relatively small changes in many of these estimates can have a significant impact to the estimated fair value resulting from the financial models or the related accounting conclusion reached. For example, a relatively small change in the estimated fair value of an asset may change a conclusion as to whether an asset is impaired.

While we are required to make certain fair value assessments associated with the accounting for several types of transactions, the following areas are the most sensitive to these assessments:

Business Combinations. We must estimate the fair value of assets acquired, liabilities and contingencies assumed, acquired in-process technology, and contingent consideration issued in a business combination. Our assessment of the estimated fair value of each of these can have a material effect on our reported results as intangible assets are amortized over various estimated useful lives. Furthermore, a change in the estimated fair value of an asset or liability often has a direct impact on the amount we recognize as goodwill, an asset that is not amortized. Determining the fair value of assets acquired requires an assessment of the highest and best use or the expected price to sell the asset and the related expected future cash flows. Determining the fair value of acquired in-process technology also requires an assessment of our expectations related to the use of that asset. Determining the fair value of an assumed liability requires an assessment of the expected cost to transfer the liability. Determining the fair value of contingent consideration issued requires an assessment of the expected future cash flows over the period in which the obligation is expected to be settled, and applying a discount rate that appropriately captures a market participant's view of the risk associated with the obligation. This fair value assessment is also required in periods subsequent to a business combination. Such estimates are inherently difficult and subjective and can have a material impact on our Consolidated Financial Statements.

Assessment of Impairment of Goodwill, Intangibles, and Other Long-Lived Assets. Current accounting standards require that we assess the recoverability of our finite lived acquisition-related intangible assets and other long-lived assets whenever events or changes in circumstances indicate the remaining value of the assets recorded on our Consolidated Balance Sheets is potentially impaired. In order to determine if a potential impairment has occurred, management must make various assumptions about the estimated fair value of the asset by evaluating future business prospects and estimated future cash flows. For some assets, our estimated fair value is dependent upon predicting which of our products will be successful. This success is dependent upon several factors, which are beyond our control, such as which operating platforms will be successful in the marketplace. Also, our revenue and earnings are dependent on our ability to meet our product release schedules.

On January 1, 2012, we adopted ASU 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment.* ASU 2011-08 allows an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If an entity concludes it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, it need not perform the two-step impairment test. If based on that assessment, we believe it is more likely than not that the fair value of its reporting units is less than its carrying value, a two-step goodwill impairment test is required to be performed. The first step measures for impairment by applying fair value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair value-based tests to the individual assets and liabilities within each reporting unit. Our reporting units are determined by the components of our operating segments that constitute a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.

To determine the fair value of each reporting unit used in the first step, we use the market approach, which utilizes comparable companies' data, the income approach, which utilizes discounted cash flows, or a combination thereof. Determining whether an event or change in circumstances does or does not indicate that the fair value of a reporting unit is below its carrying amount is inherently subjective. Each step requires us to make judgments and involves the use of significant estimates and assumptions. These estimates and assumptions include long-term growth rates, tax rates, and operating margins used to calculate projected future cash flows, risk-adjusted discount rates based on a weighted average cost of capital, future economic and market conditions and determination of appropriate market comparables. These estimates and assumptions have to be made for each reporting unit evaluated for impairment. As of our last annual assessment of goodwill in the fourth quarter of fiscal year 2012, we concluded that the estimated fair values of each of our reporting units significantly exceeded their carrying amounts and we have not identified any indicators of impairment since. Our estimates for market growth, our market share and costs are based on historical data, various internal estimates and certain external sources, and are based on assumptions that are consistent with the plans and estimates we are using to manage the underlying business. Our business consists of developing, marketing and distributing video game software using both established and emerging intellectual properties and our forecasts for emerging intellectual properties are based upon internal estimates and external sources rather than historical information and have an inherently higher risk of inaccuracy. If future forecasts are revised, they may indicate or require future impairment charges. We base our fair value estimates on assumptions we believe to be reasonable, but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Assessment of Impairment of Short-Term Investments and Marketable Equity Securities. We periodically review our short-term investments and marketable equity securities for impairment. Our short-term investments consist of securities with remaining maturities greater than three months at the time of purchase and our marketable equity securities consist of investments in common stock of publicly traded companies, both are accounted for as available-for-sale securities. Unrealized gains and losses on our short-term investments and marketable equity securities are recorded as a component of accumulated other comprehensive income in stockholders' equity, net of tax, until either (1) the security is sold, (2) the security has matured, or (3) we determine that the fair value of the security has declined below its adjusted cost basis and the decline is other-than-temporary. Realized gains and losses on our short-term investments and marketable equity securities are calculated based on the specific identification method and are reclassified from accumulated other comprehensive income to interest and other income, net, and gains (losses) on strategic investments, net, respectively. Determining whether the decline in fair value is other-than-temporary requires management judgment based on the specific facts and circumstances of each security. The ultimate value realized on these securities is subject to market price volatility until they are sold. We consider various factors in determining whether we should recognize an impairment charge, including the credit quality of the issuer, the duration that the fair value has been less than the adjusted cost basis, severity of the impairment, reason for the decline in value and potential recovery period, the financial condition and near-term prospects of the investees, and our intent to sell and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, any contractual terms impacting the prepayment or settlement process, as well as, if we would be required to sell an investment due to liquidity or contractual reasons before its anticipated recovery. Our ongoing consideration of these factors could result in impairment charges in the future, which could have a material impact on our financial results.

Assessment of Inventory Obsolescence. We regularly review inventory quantities on-hand. We write down inventory based on excess or obsolete inventories determined primarily by future anticipated demand for our products. Inventory write-downs are measured as the difference between the cost of the inventory and market value, based upon assumptions about future demand that are inherently difficult to assess. At the point of a loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Adoption of ASU 2011-04. On January 1, 2012, we adopted the FASB Accounting Standards Update ("ASU") 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The guidance limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. Adoption of this new guidance did not have a material impact on our Consolidated Financial Statements.

Royalties and Licenses

Our royalty expenses consist of payments to (1) content licensors, (2) independent software developers, and (3) co-publishing and distribution affiliates. License royalties consist of payments made to celebrities, professional sports organizations, movie studios and other organizations for our use of their trademarks, copyrights, personal publicity rights, content and/or other intellectual property. Royalty payments to independent software developers are payments for the development of intellectual property related to our games. Co-publishing and distribution royalties are payments made to third parties for the delivery of products.

Royalty-based obligations with content licensors and distribution affiliates are either paid in advance and capitalized as prepaid royalties or are accrued as incurred and subsequently paid. These royalty-based obligations are generally expensed to cost of revenue generally at the greater of the contractual rate or an effective royalty rate based on the total projected net revenue for contracts with guaranteed minimums. Significant judgment is required to estimate the effective royalty rate for a particular contract. Because the computation of effective royalty rates requires us to project future revenue, it is inherently subjective as our future revenue projections must anticipate a number of factors, including (1) the total number of titles subject to the contract, (2) the timing of the release of these titles, (3) the number of software units we expect to sell, which can be impacted by a number of variables, including product quality, the timing of the title's release and competition, and (4) future pricing. Determining the effective royalty rate for our titles is particularly challenging due to the inherent difficulty in predicting the popularity of entertainment products. Accordingly, if our future revenue projections change, our effective royalty rates would change, which could impact the amount and timing of royalty expense we recognize.

Prepayments made to thinly capitalized independent software developers and co-publishing affiliates are generally made in connection with the development of a particular product, and therefore, we are generally subject to development risk prior to the release of the product. Accordingly, payments that are due prior to completion of a product are generally expensed to research and development over the development period as the services are incurred. Payments due after completion of the product (primarily royalty-based in nature) are generally expensed as cost of revenue.

Our contracts with some licensors include minimum guaranteed royalty payments, which are initially recorded as an asset and as a liability at the contractual amount when no performance remains with the licensor. When performance remains with the licensor, we record guarantee payments as an asset when actually paid and as a liability when incurred, rather than recording the asset and liability upon execution of the contract. Royalty liabilities are classified as current liabilities to the extent such royalty payments are contractually due within the next 12 months.

Each quarter, we also evaluate the expected future realization of our royalty-based assets, as well as any unrecognized minimum commitments not yet paid to determine amounts we deem unlikely to be realized through product sales. Any impairments or losses determined before the launch of a product are charged to research and development expense. Impairments or losses determined post-launch are charged to cost of revenue. We evaluate long-lived royalty-based assets for impairment generally using undiscounted cash flows when impairment indicators exist. Unrecognized minimum royalty-based commitments are accounted for as executory contracts, and therefore, any losses on these commitments are recognized when the underlying intellectual property is abandoned (*i.e.*, cease use) or the contractual rights to use the intellectual property are terminated.

Income Taxes

We recognize deferred tax assets and liabilities for both the expected impact of differences between the financial statement amount and the tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax losses and tax credit carry forwards. We record a valuation allowance against deferred tax assets when it is considered more likely than not that all or a portion of our deferred tax assets will not be realized. In making this determination, we are required to give significant weight to evidence that can be objectively verified. It is generally difficult to conclude that a valuation allowance is not needed when there is significant negative evidence, such as cumulative losses in recent years. Forecasts of future taxable income are considered to be less objective than past results, particularly in light of the economic environment. Therefore, cumulative losses weigh heavily in the overall assessment.

In addition to considering forecasts of future taxable income, we are also required to evaluate and quantify other possible sources of taxable income in order to assess the realization of our deferred tax assets, namely the reversal of existing deferred tax liabilities, the carry back of losses and credits as allowed under current tax law, and the implementation of tax planning strategies. Evaluating and quantifying these amounts involves significant judgments. Each source of income must be evaluated based on all positive and negative evidence; this evaluation involves assumptions about future activity. Certain taxable temporary differences that are not expected to reverse during the carry forward periods permitted by tax law cannot be considered as a source of future taxable income that may be available to realize the benefit of deferred tax assets.

Based on the assumptions and requirements noted above, we have recorded a valuation allowance against most of our U.S. deferred tax assets. In addition, we expect to provide a valuation allowance on future U.S. tax benefits until we can sustain a level of profitability or until other significant positive evidence arises that suggest that these benefits are more likely than not to be realized.

In the ordinary course of our business, there are many transactions and calculations where the tax law and ultimate tax determination is uncertain. As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate prior to the completion and filing of tax returns for such periods. This process requires estimating both our geographic mix of income and our uncertain tax positions in each jurisdiction where we operate. These estimates involve complex issues and require us to make judgments about the likely application of the tax law to our situation, as well as with respect to other matters, such as anticipating the positions that we will take on tax returns prior to our actually preparing the returns and the outcomes of disputes with tax authorities. The ultimate resolution of these issues may take extended periods of time due to examinations by tax authorities and statutes of limitations. In addition, changes in our business, including acquisitions, changes in our international corporate structure, changes in the geographic location of business functions or assets, changes in the geographic mix and amount of income, as well as changes in our agreements with tax authorities, valuation allowances, applicable accounting rules, applicable tax laws and regulations, rulings and interpretations thereof, developments in tax audit and other matters, and variations in the estimated and actual level of annual pre-tax income can affect the overall effective income tax rate.

We historically have considered undistributed earnings of our foreign subsidiaries to be indefinitely reinvested outside of the United States, and accordingly, no U.S. taxes have been provided thereon. We currently intend to continue to indefinitely reinvest the undistributed earnings of our foreign subsidiaries outside of the United States.

RESULTS OF OPERATIONS

Our fiscal year is reported on a 52- or 53-week period that ends on the Saturday nearest March 31. Our results of operations for the fiscal years ended March 31, 2012 and 2011 each contained 52 weeks and ended on March 31, 2012 and April 2, 2011, respectively. Our results of operations for the fiscal year ended March 31, 2010 contained 53 weeks and ended on April 3, 2010. For simplicity of disclosure, all fiscal periods are referred to as ending on a calendar month-end.

Comparison of Fiscal Year 2012 to Fiscal Year 2011

Net Revenue

Net revenue consists of sales generated from (1) video games sold as packaged goods or as digital downloads and designed for play on video game consoles (such as the PLAYSTATION 3, Xbox 360 and Wii), and PCs, (2) video games for mobile devices (such as the Apple iPhone and Google Android compatible phones), (3) video games for tablets and electronic readers such as the Apple iPad and Amazon Kindle, (4) software products and content and online game services associated with these products, (5) programming third-party websites with our game content, (6) allowing other companies to manufacture and sell our products in conjunction with other products, and (7) advertisements on our online web pages and in our games.

We provide three different measures of our Net Revenue. Two of these measures are presented in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") – (1) Net Revenue by Product Revenue and Service and Other Revenue and (2) Net Revenue by Geography. The third measure is a non-GAAP financial measure – Net Revenue by Revenue Composition, which is primarily based on method of distribution. We use this third non-GAAP financial measure internally to evaluate our operating performance, when planning, forecasting and analyzing future periods, and when assessing the performance of our management team.

Management places a greater emphasis and focus on assessing our business through a review of the Net Revenue by Revenue Composition than by Net Revenue by Product Revenue and Service and Other Revenue. These two measures differ as (1) Net Revenue by Product Revenue and Service and Other Revenue reflects the deferral and recognition of revenue in periods subsequent to the date of sale due to U.S. GAAP while Net Revenue by Revenue Composition does not, and (2) both measures contain a different aggregation of sales from one another. For instance, Service and other revenue does not include the majority of our full-game digital download and mobile sales that are fully included in our Digital revenue. Further, Service and other revenue includes all of our revenue associated with MMO games while software sales associated with our MMOs are included in either Digital revenue or Publishing and other revenue depending on whether the sale was a full-game digital download or a packaged goods sale.

Net Revenue by Product Revenue and Service and Other Revenue

Our total net revenue by product revenue and service and other revenue for the fiscal years ended March 31, 2012 and 2011 was as follows (in millions):

	Year Ended March 31,			
	2012	2011	$ Change	% Change
Net revenue:				
Product	$3,415	$3,181	$234	7%
Service and other	728	408	320	78%
Total net revenue	$4,143	$3,589	$554	15%

Product Revenue

Our product revenue includes revenue associated with the sale of game software, whether delivered via a disc (*i.e.*, packaged goods) or via the Internet (*i.e.*, full-game download), that do not require our continuous hosting support, and licensing of game software to third-parties. This excludes game software from our MMO games (both game and subscription sales), which is included in service and other revenue as such game software requires continuous hosting support. Product revenue also includes mobile games that do not have an online service component and sales of tangible products such as hardware, peripherals, or collectors' items.

For fiscal year 2012, product revenue was $3,415 million, primarily driven by *FIFA 12, Battlefield 3,* and *Madden NFL 12.* Product revenue for fiscal year 2012 increased $234 million, or 7 percent, as compared to fiscal year 2011. This increase was driven by a $937 million increase primarily from the Battlefield, Crysis, and FIFA franchises. This increase was offset by a $703 million decrease primarily from the FIFA World Cup, Medal of Honor, Rock Band, and Army of Two franchises, as well as *Dante's Inferno.*

Service and Other Revenue

Our service revenue includes revenue recognized from games or related content that requires our hosting support to provide substantial gaming experience, and time-based subscriptions. This includes (1) subscriptions for our Pogo-branded online game services, (2) MMO games (both game and subscription sales), (3) entitlements to content that are delivered through hosting services (*e.g.,* micro-transactions for Internet-based, social network and mobile games which includes "freemium" games), and (4) allocated service revenue from sales of online-enable packaged goods with an online service component (*i.e.,* "matchmaking" services). Our other revenue includes non-software licensing and advertising revenue.

For fiscal year 2012, service and other revenue was $728 million, primarily driven by (1) *Star Wars: The Old Republic,* which was launched in the third quarter, (2) our micro-transactions revenue from browser-based games including games played on Facebook such as *The Sims Social,* and (3) our FIFA Ultimate Team add-on game service. Service and other revenue for fiscal year 2012 increased $320 million, or 78 percent, as compared to fiscal year 2011. This increase was primarily driven by a $351 million increase from certain services associated with the FIFA and The Sims franchises, as well as *Star Wars: The Old Republic.* This increase was partially offset by a $31 million decrease in service revenue generated by our Pogo-branded online game services and the Warhammer and Ultima Online MMO franchises. In fiscal year 2013, we expect to increase our total service revenue as compared to fiscal year 2012.

Net Revenue by Geography

(In millions)	Year Ended March 31, 2012	2011	$ Change	% Change
North America	$1,991	$1,836	$155	8%
Europe	1,898	1,563	335	21%
Asia	254	190	64	34%
Total net revenue	$4,143	$3,589	$554	15%

Net revenue in North America was $1,991 million, or 48% of total net revenue for fiscal year 2012, compared to $1,836 million, or 51% of total net revenue for fiscal year 2011, an increase of $155 million, or 8%. Net revenue in Europe and Asia was $2,152 million, or 52 percent of total net revenue for fiscal year 2012, compared to $1,753 million, or 49 percent of total net revenue for fiscal year 2011, an increase of $399 million, or 23 percent. The rapid increase in revenue outside of North America was primarily the result of increased sales from our FIFA, Battlefield, and Crysis franchises in Europe. Additionally, the value of the U.S. dollar relative to foreign currencies contributed to an increase of total reported net revenue of approximately $143 million (primarily the Swiss Franc and Australian Dollar), or 3 percent of total net revenue.

Supplemental Net Revenue by Revenue Composition

As we continue to evolve our business and more of our products are delivered to consumers digitally via the Internet, we place a greater emphasis and focus on assessing our business through a review of net revenue by revenue composition.

Net Revenue before Revenue Deferral, a non-GAAP financial measure, is provided in this section of MD&A, including a discussion of the components of this measure: (1) publishing and other, (2) wireless, Internet-derived, and advertising (digital), and (3) distribution. See "Non-GAAP Financial Measures" below for an explanation of our use of this non-GAAP financial measure. A reconciliation to the corresponding measure calculated in accordance with U.S. GAAP is provided in the discussion below.

"Revenue Deferral" in this "Net Revenue" section includes the unrecognized revenue from (1) bundled sales of software and software-related offerings for which we do not have VSOE for the software-related offerings, (2) certain sales of MMO games, and (3) entitlements to content that are delivered through hosting services, which are types of "micro-transactions." Fluctuations in the Revenue Deferral are largely dependent upon the amounts of products that we sell with the online features and services previously discussed, while the Recognition of Revenue Deferral for a period is also dependent upon (1) the amount deferred, (2) the period of time the software-related offerings are to be provided, and (3) the timing of the sale. For example, most Revenue Deferrals incurred in the first half of a fiscal year are recognized within the same fiscal year; however, substantially all of the Revenue Deferrals incurred in the last month of a fiscal year will be recognized in the subsequent fiscal year.

Our total net revenue by revenue composition for the fiscal years ended March 31, 2012 and 2011 was as follows (in millions):

	Year Ended March 31,			
	2012	2011	$ Change	% Change
Publishing and other	$ 2,736	$ 2,781	$ (45)	(2%)
Wireless, Internet-derived, and advertising (digital)	1,227	833	394	47%
Distribution	223	214	9	4%
Net Revenue before Revenue Deferral	4,186	3,828	358	9%
Revenue Deferral	(3,142)	(2,769)	(373)	13%
Recognition of Revenue Deferral	3,099	2,530	569	22%
Net Revenue	$ 4,143	$ 3,589	$ 554	15%

Net Revenue before Revenue Deferral

Publishing and Other Revenue

Publishing and other revenue includes (1) sales of our internally-developed and co-published game software distributed physically through traditional channels such as brick and mortar retailers, (2) our non-software licensing revenue, and (3) our software licensing revenue from third parties (for example, makers of personal computers or computer accessories) who include certain of our products for sale with their products ("OEM bundles").

For fiscal year 2012, publishing and other Net Revenue before Revenue Deferral was $2,736 million, primarily driven by *Battlefield 3, FIFA 12*, and *Madden NFL 12*. Publishing and other Net Revenue before Revenue Deferral for fiscal year 2012 decreased $45 million, or 2 percent, as compared to fiscal year 2011. This decrease was driven by a $1,163 million decrease in sales primarily from the Medal of Honor, Need for Speed, FIFA World Cup, Dragon Age, and Dead Space franchises. This decrease was offset by a $1,118 million increase in sales primarily from the Battlefield, Mass Effect, and FIFA franchises.

Wireless, Internet-derived, and Advertising (Digital) Revenue

Digital revenue includes revenue from sales of our internally-developed and co-published game software distributed through direct download through the Internet, including through our direct-to-consumer platform Origin, or distributed wirelessly through mobile carriers. This includes our full-game downloads, mobile and tablet revenue (each of which are generally classified as product revenue with the exception of our MMO game downloads which are classified as service revenue) as well as subscription services, micro-transactions, and advertising revenues (each of which is generally classified as service and other revenue).

For fiscal year 2012, digital Net Revenue before Deferral was $1,227 million, an increase of $394 million, or 47 percent, as compared to fiscal year 2011. This increase was driven by a $452 million increase in sales primarily from the FIFA and The Sims franchises, as well as *Star Wars: The Old Republic*. This increase was offset by a $58 million decrease in sales primarily from the Tetris and Warhammer franchises, as well as a decrease in sales generated by our Pogo-branded online services.

Distribution Revenue

Distribution revenue includes (1) sales of game software developed by independent game developers that we distribute and (2) sales through our Switzerland distribution business. For fiscal year 2012, distribution Net Revenue was $223 million and increased $9 million, or 4 percent, as compared to fiscal year 2011 driven by an $89 million increase in sales in the Portal franchise. This increase was offset by an $80 million decrease primarily driven by a decrease in sales in the Rock Band franchise.

Revenue Deferral

Revenue Deferral for fiscal year 2012 increased $373 million, or 13 percent, as compared to fiscal year 2011. This increase was primarily due to (1) a 47 percent increase in our current year digital sales and (2) a higher percentage of both our publishing and digital sales being deferred and recognized over time, due in part to a 135 percent increase in full-game download sales and a 47 percent increase in micro-transaction sales, of which both contain an online service component which requires revenue recognition as the service is delivered.

Recognition of Revenue Deferral

The vast majority of our sales are deferred and recognized over a six month period, and therefore, the related revenue recognized in any fiscal year is primarily due to sales that occurred during the respective twelve months period ended December 31. The Recognition of Revenue Deferral for fiscal year 2012 increased $569 million, or 22 percent, as compared to fiscal year 2011. This increase was primarily due to increased publishing and digital sales during the twelve months ended December 31, 2012, and a higher percentage of those sales being comprised of games sales that have an online service component, as compared to the same period in fiscal year 2011.

Net Revenue

For fiscal year 2012, Net Revenue was $4,143 million and increased $554 million, or 15 percent, as compared to fiscal year 2011. This increase was driven by a $1,312 million increase in revenue primarily from the Battlefield, Crysis, and FIFA franchises. This increase was offset by a $758 million decrease in revenue primarily from the Medal of Honor, FIFA World Cup, and Army of Two franchises, as well as *Dante's Inferno*, for which there were no iterations in fiscal year 2012.

Our product and service and other revenue by revenue composition for the fiscal years 2012 and 2011 was as follows (in millions):

	Year Ended March 31,	
	2012	2011
Product revenue:		
Publishing and other	$2,674	$2,558
Wireless, Internet-derived, and advertising (digital)	518	409
Distribution	223	214
Total product revenue	3,415	3,181
Service and other revenue:		
Publishing and other	87	74
Wireless, Internet-derived, and advertising (digital)	641	334
Total service and other revenue	728	408
Total net revenue	$4,143	$3,589

Non-GAAP Financial Measures

Net Revenue before Revenue Deferral is a non-GAAP financial measure that excludes the impact of Revenue Deferral and the Recognition of Revenue Deferral on Net Revenue related to sales of games and digital content.

Revenue Deferral includes the unrecognized revenue from (1) bundled sales of software and software-related offerings for which we do not have VSOE for the software-related offerings, (2) certain sales of MMO games, and (3) entitlements to content that are delivered through hosting services, which are types of "micro-transactions." We recognize the revenue from these games over the estimated period.

We believe that excluding the impact of Revenue Deferral and the Recognition of Revenue Deferral related to games and digital content from our operating results is important to facilitate comparisons between periods in understanding our underlying sales performance for the period, and understanding our operations because all related costs of revenues are expensed as incurred instead of deferred and recognized ratably. We use this non-GAAP financial measure internally to evaluate our operating performance, when planning, forecasting and analyzing future periods, and when assessing the performance of our management team. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant to be considered in isolation from or as a substitute for the related financial information prepared in accordance with GAAP. In addition, this non-GAAP financial measure may not be the same as non-GAAP financial measures presented by other companies.

Cost of Revenue

Total cost of revenue for fiscal years 2012 and 2011 was as follows (in millions):

	March 31, 2012	% of Related Net Revenue	March 31, 2011	% of Related Net Revenue	% Change	Change as a % of Related Net Revenue
Cost of revenue:						
Product	$1,374	40.2%	$1,407	44.2%	(2.3%)	(4.0%)
Service and other	224	30.8%	92	22.5%	143.5%	8.3%
Total cost of revenue	$1,598	38.6%	$1,499	41.8%	6.6%	(3.2%)

Cost of Product Revenue

Cost of product revenue consists of (1) product costs, (2) certain royalty expenses for celebrities, professional sports and other organizations, and independent software developers, (3) manufacturing royalties, net of volume discounts and other vendor reimbursements, (4) expenses for defective products, (5) write-offs of post launch prepaid royalty costs, (6) amortization of certain intangible assets, (7) personnel-related costs, and (8) warehousing and distribution costs. We generally recognize volume discounts when they are earned from the manufacturer (typically in connection with the achievement of unit-based milestones); whereas other vendor reimbursements are generally recognized as the related revenue is recognized.

Cost of product revenue decreased by $33 million, or 2.3 percent in fiscal year 2012, as compared to fiscal year 2011. The decrease was primarily due to a 135 percent increase in full-game downloads that have a lower cost than our other products in fiscal year 2012 as compared to fiscal year 2011.

Cost of Service and Other Revenue

Cost of service and other revenue consists primarily of (1) data center and bandwidth costs associated with hosting our online games and websites, (2) platform processing fees from operating our website-based games on third party platforms, (3) associated royalty costs, (4) credit card fees associated with our service revenue, and (5) server costs related to our website advertising business.

Cost of service and other revenue increased by $132 million, or 143.5 percent in fiscal year 2012, as compared to fiscal year 2011. The increase was primarily due to increased server and support costs due to the release of more online-connected and subscription-based titles and related content during fiscal year 2012 as compared to fiscal year 2011. As our service revenue in fiscal year 2013 is expected to increase as compared to fiscal year 2012, we expect a corresponding increase in our service and support costs.

Total Cost of Revenue as a Percentage of Total Net Revenue

During fiscal year 2012, total cost of revenue as a percentage of total net revenue decreased by 3.2 percent as compared to fiscal year 2011. This decrease as a percentage of net revenue was primarily due to (1) a greater percentage of net revenue from our digital products, that have a lower cost than our other products, which positively impacted gross profit as a percentage of total revenue by approximately 3.5 percent and (2) a $196 million decrease in the change in deferred net revenue related to certain online-enabled packaged goods and digital content for fiscal year 2012 as compared to fiscal year 2011, which positively impacted gross profit as a percent of total net revenue by 2.2 percent. These decreases are partially offset by (1) increased expenses related to our online and customer experience initiatives, which negatively impacted gross profit as a percentage of total net revenue by 1.2 percent, (2) an increase in amortization of our acquisition-related intangibles resulting mainly from the PopCap acquisition in fiscal year 2012, which negatively impacted gross profit as a percentage of total net revenue by 0.9 percent, and (3) an increase in sales of our distribution products which carry a higher royalty percentage than our other products, which negatively impacted gross profit as a percentage of total net revenue by 0.9 percent.

Research and Development

Research and development expenses consist of expenses incurred by our production studios for personnel-related costs, related overhead costs, contracted services, depreciation and any impairment of prepaid royalties for pre-launch products. Research and development expenses also include expenses associated with the development of website content, software licenses and maintenance, network infrastructure and management overhead.

Research and development expenses for fiscal years 2012 and 2011 were as follows (in millions):

March 31, 2012	% of Net Revenue	March 31, 2011	% of Net Revenue	$ Change	% Change
$1,212	29%	$1,153	32%	$59	5%

Annual Report

Research and development expenses increase by $59 million, or 5 percent, in fiscal year 2012, as compared to fiscal year 2011. This increase was primarily due to (1) a $68 million increase in personnel-related costs and (2) a $13 million increase in facilities-related expenses both primarily resulting from an increase in headcount in connection with recent acquisitions. These increases were partially offset by a $23 million decrease in development costs primarily due to a decrease in titles under development.

Marketing and Sales

Marketing and sales expenses consist of personnel-related costs, related overhead costs and advertising, marketing and promotional expenses, net of qualified advertising cost reimbursements from third parties.

Marketing and sales expenses for fiscal years 2012 and 2011 were as follows (in millions):

March 31, 2012	% of Net Revenue	March 31, 2011	% of Net Revenue	$ Change	% Change
$853	21%	$747	21%	$106	14%

Marketing and sales expenses increased by $106 million, or 14 percent, in fiscal year 2012, as compared to fiscal year 2011. The increase was primarily due to (1) a $50 million increase in additional personnel-related costs resulting from an increase in headcount in connection with recent acquisitions, (2) a $29 million increase in marketing, advertising and promotional spending, and (3) a $18 million increase in contracted service costs related to online and customer relationship initiatives.

Marketing and sales expenses included vendor reimbursements for advertising expenses of $39 million and $31 million in fiscal years 2012 and 2011, respectively.

General and Administrative

General and administrative expenses consist of personnel and related expenses of executive and administrative staff, related overhead costs, fees for professional services such as legal and accounting, and allowances for doubtful accounts.

General and administrative expenses for fiscal years 2012 and 2011 were as follows (in millions):

March 31, 2012	% of Net Revenue	March 31, 2011	% of Net Revenue	$ Change	% Change
$375	9%	$301	8%	$74	25%

General and administrative expenses increased by $74 million, or 25 percent, in fiscal year 2012, as compared to fiscal year 2011. The increase was primarily due to (1) a $34 million increase in contracted service costs related to online initiatives, litigation, and recent acquisitions, (2) a $27 million accrual related to a potential settlement of an on-going litigation matter, (3) a $13 million increase in bad debt expense, and (4) a $13 million increase in additional personnel-related costs resulting from an increase in headcount in connection with recent acquisitions. These increases were partially offset by a $15 million decrease in facility overhead costs.

Acquisition-Related Contingent Consideration

Acquisition-related contingent consideration for fiscal years 2012 and 2011 were as follows (in millions):

March 31, 2012	% of Net Revenue	March 31, 2011	% of Net Revenue	$ Change	% Change
$11	—	$(17)	—	$28	(165%)

Acquisition-related contingent consideration expense increased by $28 million, or 165 percent, in fiscal year 2012, as compared to fiscal year 2011, primarily related to (1) a $19 million prior year decrease of our accrual in connection with our Playfish acquisition resulting from revisions in our estimate of the expected future cash flows over the period in which the obligation was expected to be settled with no comparable revision to decrease the accrual in fiscal year 2012 and (2) a contributing increase of $9 million resulting from contingent consideration from other acquisitions in the current year.

Amortization of Intangibles

Amortization of intangibles for fiscal years 2012 and 2011 were as follows (in millions):

March 31, 2012	% of Net Revenue	March 31, 2011	% of Net Revenue	$ Change	% Change
$43	1%	$57	2%	$(14)	(25%)

Amortization of intangibles decreased by $14 million, or 25 percent, in fiscal year 2012, as compared to fiscal year 2011. This decrease was primarily due to certain intangible assets from our prior year acquisitions being fully amortized during the fiscal year 2012.

Restructuring and Other Charges

Restructuring and other charges for fiscal years 2012 and 2011 were as follows (in millions):

March 31, 2012	% of Net Revenue	March 31, 2011	% of Net Revenue	$ Change	% Change
$16	—	$161	4%	$(145)	(90%)

Restructuring and other charges decreased by $145 million, or 90 percent, in fiscal year 2012, as compared to fiscal year 2011, due to (1) no new restructuring initiatives in fiscal year 2012 and (2) a gain of $10 million recognized during the second quarter of fiscal year 2012 on the sale of our facility in Chertsey, England related to our fiscal year 2008 reorganization. These items are partially offset by adjustments to the estimated loss for the amendment of certain licensing agreements related to our fiscal 2011 restructuring.

We expect to incur between $12 million and $17 million non-cash related accretion of interest expense through June 2016, related to the amendment of a licensing agreement under our fiscal year 2011 plan. We do not expect to incur any additional restructuring charges under any other preceding plans.

On May 7, 2012, we announced a plan of restructuring to align our cost structure with our ongoing digital transformation. Under this plan, we anticipate reducing our workforce and incurring other costs. We expect the majority of these actions to be completed by September 30, 2012.

In connection with this plan, we anticipate incurring approximately $40 million in total costs, of which approximately $31 million will result in future cash expenditures. All of these charges are expected to occur during the fiscal year ending March 31, 2013. These costs will consist of severance and other employee-related costs (approximately $23 million), license termination costs (approximately $11 million) and other costs (approximately $6 million).

Gains (Losses) on Strategic Investments, Net

Gains (losses) on strategic investments, net, for fiscal years 2012 and 2011 were as follows (in millions):

March 31, 2012	% of Net Revenue	March 31, 2011	% of Net Revenue	$ Change	% Change
$—	—	$23	1%	$(23)	(100%)

We did not recognize any impairment charges or losses during the year ended March 31, 2012. During the year ended March 31, 2011, we realized a gain of $28 million, net of costs to sell, from the sale of our investment in Ubisoft.

Interest and Other Income (Expense), Net

Interest and other income (expense), net, for fiscal years 2012 and 2011 were as follows (in millions):

March 31, 2012	% of Net Revenue	March 31, 2011	% of Net Revenue	$ Change	% Change
$(17)	—	$10	—	$(27)	(270%)

Interest and other income (expense), net decreased by $27 million, or 270 percent, during fiscal year 2012 as compared to the fiscal year 2011, primarily due to (1) a $19 million increase in interest expense due to our 0.75% Convertible Senior Notes due 2016, which were issued in July 2011 and (2) $8 million increase in foreign currency transaction losses as compared to the same period in the prior year.

Income Taxes

Benefit from income taxes for fiscal years 2012 and 2011 was as follows (in millions):

March 31, 2012	Effective Tax Rate	March 31, 2011	Effective Tax Rate
$(58)	(322.2%)	$(3)	(1.1%)

Our effective tax rate for the fiscal year 2012 was a tax benefit of 322.2 percent. Our effective tax rate for the fiscal year 2011 was a tax benefit of 1.1 percent. In fiscal year 2012 we recorded approximately $58 million of additional net deferred tax liabilities related to the PopCap and KlickNation Corporation ("KlickNation") acquisitions. These additional deferred tax liabilities create a new source of taxable income, thereby requiring us to release a portion of our deferred tax asset valuation allowance with a related reduction in income tax expense of $58 million. In addition, during the three months ended March 31, 2012, we recorded $48 million of additional tax benefits related to the expiration of statutes of limitations in non-U.S. tax jurisdictions.

Consistent with prior years, the fiscal year 2012 effective tax rate continues to differ from the statutory rate of 35.0 percent as a result of the utilization of U.S. deferred tax assets subject to a valuation allowance and non-U.S. profits subject to a reduced or zero tax rate, partially offset by non-deductible stock-based compensation. In addition, the fiscal year 2012 effective tax rate is impacted by tax benefits related to the expiration of statutes of limitations and the resolution of examinations by taxing authorities, as well as a reduction in the U.S. valuation allowance related to the PopCap and KlickNation acquisitions. In fiscal year 2011, the effective tax rate differs from the statutory rate of 35.0 percent primarily due to U.S. losses for which no benefit is recognized, non-U.S. losses with a reduced or zero tax benefit and non-deductible stock-based compensation expenses, partially offset by tax benefits related to the expiration of statutes of limitations and resolution of examination by taxing authorities.

Our effective income tax rates for fiscal year 2013 and future periods will depend on a variety of factors, including changes in the deferred tax valuation allowance, as well as changes in our business such as acquisitions and intercompany transactions, changes in our international structure, changes in the geographic location of business functions or assets, changes in the geographic mix of income, changes in or termination of our agreements with tax authorities, applicable accounting rules, applicable tax laws and regulations, rulings and interpretations thereof, developments in tax audit and other matters, and variations in our annual pre-tax income or loss. We incur certain tax expenses that do not decline proportionately with declines in our pre-tax consolidated income or loss. As a result, in absolute dollar terms, our tax expense will have a greater influence on our effective tax rate at lower levels of pre-tax income or loss than at higher levels. In addition, at lower levels of pre-tax income or loss, our effective tax rate will be more volatile.

Certain taxable temporary differences that are not expected to reverse during the carry forward periods permitted by tax law have not been considered as a source of future taxable income that is available to realize the benefit of deferred tax assets.

The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the "Act") was signed into law on December 17, 2010. The Act contains a number of provisions including, most notably, a two year extension of the research tax credit. The Act did not have a material impact on our effective tax rate for fiscal 2012 due to the effect of the valuation allowance on our deferred tax assets.

We historically have considered undistributed earnings of our foreign subsidiaries to be indefinitely reinvested outside of the United States and, accordingly, no U.S. taxes have been provided thereon. We currently intend to continue to indefinitely reinvest the undistributed earnings of our foreign subsidiaries outside of the United States.

Comparison of Fiscal Year 2011 to Fiscal Year 2010

Net Revenue

Net Revenue by Product Revenue and Service and Other Revenue

Our total net revenue by product revenue and service and other revenue for fiscal years 2011 and 2010 was as follows (in millions):

	Year Ended March 31,			
	2011	2010	$ Change	% Change
Net Revenue:				
Product	$3,181	$3,332	$(151)	(5%)
Service and other	408	322	86	(27%)
Total net revenue	$3,589	$3,654	$ (65)	(2%)

Product Revenue

For fiscal year 2011, product revenue was $3,181 million, primarily driven by *FIFA 11, Battlefield: Bad Company 2,* and *Madden NFL 11*. Product revenue for fiscal year 2011 decreased $151 million, or 5 percent, as compared to fiscal year 2010. This decrease was driven by a $1,070 million decrease primarily from the Rock Band, Half-Life, EA SPORTS Active, and Fight Night franchises. This decrease was offset by a $919 million increase primarily from the Battlefield, Medal of Honor, and FIFA World Cup franchises.

Service and Other Revenue

For fiscal year 2011, service and other revenue was $408 million, primarily driven by *FIFA Ultimate Team, Restaurant City,* and *Pet Society*. Service and other revenue for fiscal year 2011 increased $86 million, or 27 percent, as compared to fiscal year 2010. This increase was driven by a $137 million increase from certain franchises, including the FIFA, Madden, and The Sims franchises. This increase was offset by a $51 million decrease from revenue generated by our Pogo-branded online services and the Warhammer and NBA Live franchises.

Net Revenue by Geography

(In millions)	Year Ended March 31,			
	2011	2010	$ Change	% Change
North America	$1,836	$2,025	$(189)	(9%)
Europe	1,563	1,433	130	9%
Asia	190	196	(6)	(3%)
Total net revenue	$3,589	$3,654	$ (65)	(2%)

Net revenue in North America was $1,836 million, or 51% of total net revenue for fiscal year 2011, compared to $2,025 million, or 55% of total net revenue for fiscal year 2010, a decrease of $189 million, or 9%. Net revenue in Europe and Asia was $1,753 million, or 49 percent of total net revenue for fiscal year 2011, compared to $1,629 million, or 45 percent of total net revenue for fiscal year 2010, an increase of $124 million, or 8 percent. The increase in revenue outside of North America was the primarily the result of increased revenue from the Battlefield, Medal of Honor, and FIFA World Cup franchises in Europe. Additionally, the value of the U.S. dollar relative to foreign currencies contributed to a net decrease of total reported net revenue of approximately $71 million (primarily the Euro), or 4 percent of total net revenue.

Supplemental Net Revenue by Revenue Composition

Our total net revenue by revenue composition for the fiscal years 2011 and 2010 was as follows (in millions):

	Year Ended March 31,			
	2011	2010	$ Change	% Change
Publishing and other	$ 2,781	$ 2,983	$(202)	(7%)
Wireless, Internet-derived, and advertising (digital)	833	570	263	46%
Distribution	214	606	(392)	(65%)
Net Revenue before Revenue Deferral	3,828	4,159	(331)	(8%)
Revenue Deferral	(2,769)	(2,358)	(411)	17%
Recognition of Revenue Deferral	2,530	1,853	677	37%
Net Revenue	$ 3,589	$ 3,654	$ (65)	(2%)

Net Revenue before Revenue Deferral

Publishing and Other Revenue

For fiscal year 2011, publishing and other Net Revenue before Revenue Deferral was $2,781 million, primarily driven by *FIFA 11, Madden 11,* and *Need for Speed Hot Pursuit.* Publishing and other Net Revenue before Revenue Deferral for fiscal year 2011 decreased $202 million, or 7 percent, as compared to fiscal year 2010. This decrease was driven by a $943 million decrease in sales primarily from the Battlefield, Army of Two, Mass Effect, EA SPORTS Active, NBA Live, and Godfather franchises, as well as *Dante's Inferno*. This decrease was offset by a $741 million increase in sales primarily from the Medal of Honor, FIFA World Cup, and Crysis franchises.

Wireless, Internet-derived, and Advertising (Digital) Revenue

For fiscal year 2011, digital Net Revenue before Deferral was $833 million, an increase of $263 million, or 46 percent, as compared to fiscal year 2010. This increase was driven by a $318 million increase in sales primarily from the FIFA, Battlefield, Madden, The Sims, Mass Effect, Need for Speed, Medal of Honor, Dragon Age, and Dead Space franchises, as well as *Scrabble*. This increase was offset by a $55 million decrease in sales primarily from the Warhammer and Tetris franchises, as well as a decrease in sales generated from our Pogo-branded online services.

Distribution Revenue

For fiscal year 2011, distribution Net Revenue was $214 million and decreased $392 million, or 65 percent, as compared to fiscal year 2010 driven by a $403 million decrease in sales primarily in the Rock Band and Portal franchises. This decrease was partially offset by an $11 million increase in sales primarily from *Rango*.

Revenue Deferral

Revenue Deferral for fiscal year 2011 increased $411 million, or 17 percent, as compared to fiscal year 2010. This increase was primarily due to (1) a 46 percent increase in our digital sales and (2) a higher percentage of both our publishing and digital sales being deferred and recognized over time, due in part to a 148 percent increase in micro-transaction sales and a 27 percent increase in full-game download sales, of which both contain an online service component which requires revenue recognition as the service is delivered.

Recognition of Revenue Deferral

The vast majority of our sales are deferred and recognized over a six month period, and therefore the related revenue recognized in any fiscal year is primarily due to sales that occurred during the respective twelve months period ended December 31. The Recognition of Revenue Deferral for fiscal year 2011 increased $677 million, or 37 percent, as compared to fiscal year 2010. This increase was primarily due to increased publishing and digital sales during the 18 months ended March 31, 2011, and a higher percentage of those sales being comprised of game sales that have an online service component, as compared to fiscal year 2010.

Net Revenue

For fiscal year 2011, Net Revenue was $3,589 million and decreased $65 million, or 2 percent, as compared to fiscal year 2010. This decrease was driven by a $1,125 million decrease in revenue primarily from the Rock Band, Left 4 Dead, and EA SPORTS Active franchises. This decrease was offset by a $1,060 million increase in revenue primarily from the Battlefield and Medal of Honor franchises.

Our product and service and other revenue by revenue composition for the fiscal years 2011 and 2010 was as follows (in millions):

	Year Ended March 31, 2011	Year Ended March 31, 2010
Product revenue:		
Publishing and other	$2,558	$2,431
Wireless, Internet-derived, and advertising (digital)	409	295
Distribution	214	606
Total product revenue	3,181	3,332
Service and other revenue:		
Publishing and other	74	95
Wireless, Internet-derived, and advertising (digital)	334	227
Total service and other revenue	408	322
Total net revenue	$3,589	$3,654

Cost of Revenue

Total cost of revenue for fiscal years 2011 and 2010 was as follows (in millions):

	March 31, 2011	% of Related Net Revenue	March 31, 2010	% of Related Net Revenue	% Change	Change as a % of Related Net Revenue
Cost of revenue:						
Product	$1,407	44.2%	$1,788	53.7%	(21.3%)	(9.5%)
Service and other	92	22.5%	78	24.2%	17.9%	(1.7%)
Total cost of revenue	$1,499	41.8%	$1,866	51.1%	(19.7%)	(9.3%)

Cost of Product Revenue

Cost of product revenue decreased by $381 million, or 21.3 percent in fiscal year 2011, as compared to fiscal year 2010. The decrease was primarily due to (1) a 27 percent increase in full-game digital downloads that have a lower cost than our other products and (2) a decrease in sales of our distribution products which carry a higher royalty cost.

Cost of Service and Other Revenue

Cost of service and other revenue increased by $14 million, or 17.9 percent in fiscal year 2011, as compared to fiscal year 2010. The increase was primarily due to server and support costs due to the release of more online-connected and subscription-based titles and related content during fiscal year 2011 as compared to fiscal year 2010.

Total Cost of Revenue as a Percentage of Total Net Revenue

During fiscal year 2011, total cost of revenue as a percentage of total net revenue decreased by 9.3 percent as compared to fiscal year 2010. This decrease as a percentage of net revenue was primarily due to (1) a $266 million decrease in the change in deferred net revenue related to certain online-enabled packaged goods and digital content for fiscal year 2011 as compared to fiscal year 2010, which positively impacted gross profit as a percent of total net revenue by 3.7 percent and (2) a greater percentage of net revenue from EA studio and digital products, which have a higher margin than our co-publishing and distribution products, which positively impacted gross profit as a percentage of total revenue by approximately 3.3 percent.

Research and Development

Research and development expenses for fiscal years 2011 and 2010 were as follows (in millions):

March 31, 2011	% of Net Revenue	March 31, 2010	% of Net Revenue	$ Change	% Change
$1,153	32%	$1,229	34%	$(76)	(6%)

Research and development expenses decreased by $76 million, or 6 percent, in fiscal year 2011, as compared to fiscal year 2010. This decrease was primarily due to decreases in expenses resulting from our cost reduction initiatives including (1) a $38 million decrease in external development and contracted services, (2) a $37 million decrease in additional personnel-related costs, and (3) a $27 million decrease in facilities-related expenses primarily due to lower depreciation expense. These decreases were partially offset by a $24 million increase in incentive-based compensation expense.

Marketing and Sales

Marketing and sales expenses for fiscal years 2011 and 2010 were as follows (in millions):

March 31, 2011	% of Net Revenue	March 31, 2010	% of Net Revenue	$ Change	% Change
$747	21%	$730	20%	$17	2%

Marketing and sales expenses increased by $17 million, or 2 percent, in fiscal year 2011, as compared to fiscal year 2010. The increase was primarily due to (1) a $13 million increase in additional personnel-related costs and (2) a $5 million increase in stock-based compensation expense. These increases were partially offset by a $5 million decrease in marketing, advertising and promotional expenses reflecting fewer titles released during fiscal year 2011 as compared to fiscal year 2010.

Marketing and sales expenses included vendor reimbursements for advertising expenses of $31 million and $39 million in fiscal years 2011 and 2010, respectively.

General and Administrative

General and administrative expenses for fiscal years 2011 and 2010 were as follows (in millions):

March 31, 2011	% of Net Revenue	March 31, 2010	% of Net Revenue	$ Change	% Change
$301	8%	$320	9%	$(19)	(6%)

General and administrative expenses decreased by $19 million, or 6 percent, in fiscal year 2011, as compared to fiscal year 2010 primarily due to (1) a $25 million decrease in facilities-related expenses, primarily as a result of the $14 million loss on our lease obligation related to our Redwood Shores headquarters facilities in fiscal year 2010 and (2) an $18 million decrease in contracted services due to costs related to the support of business development projects in the prior year. These decreases were partially offset by (1) a $13 million increase in additional personnel-related costs, (2) a $12 million increase in incentive-based compensation expense, and (3) a $7 million increase in stock-based compensation expense.

Acquisition-Related Contingent Consideration

Acquisition-related contingent consideration related to Playfish decreased $19 million for the fiscal year 2011 as compared to the fiscal year 2010, resulting from a revision in our estimate of the expected future cash flows over the period in which the contingent obligation is expected to be settled.

Restructuring and Other Charges

Restructuring and other charges for fiscal years 2011 and 2010 were as follows (in millions):

March 31, 2011	% of Net Revenue	March 31, 2010	% of Net Revenue	$ Change	% Change
$161	4%	$140	4%	$21	15%

Fiscal 2011 Restructuring

In fiscal year 2011, we announced a plan focused on the restructuring of certain licensing and developer agreements in an effort to improve the long-term profitability of our packaged goods business. Under this plan, we amended certain licensing and developer agreements. To a much lesser extent, as part of this restructuring we had workforce reductions and facilities closures through March 31, 2011. Substantially all of these exit activities were completed by March 31, 2011.

During fiscal year 2011, we incurred charges of $148 million, consisting of (1) $104 million related to the amendment of certain licensing agreements and other intangible asset impairment costs, (2) $31 million related to the amendment of certain developer agreements, and (3) $13 million in employee-related expenses.

Fiscal 2010 Restructuring

In connection with our fiscal 2010 restructuring plan, during fiscal year 2011, we incurred $13 million of restructuring charges primarily due to costs to assist in the reorganization of our business support functions. During fiscal year 2010, we incurred $116 million of restructuring charges of which (1) $62 million were for employee-related expenses, (2) $32 million related to intangible asset impairment costs, abandoned rights to intellectual property, and costs to assist in the reorganization of our business support functions, and (3) $22 million related to the closure of certain of our facilities.

Other Restructuring and Reorganization

In connection with our fiscal 2009 restructuring plan and fiscal 2008 reorganization plan, during fiscal year 2010, we incurred $14 million and $10 million of charges, respectively, primarily for facilities-related expenses under the fiscal 2009 plan and contracted services costs to assist in the reorganization of our business support functions under the fiscal 2008 plan.

Gains (Losses) on Strategic Investments, Net

Gains (losses) on strategic investments, net, for fiscal years 2011 and 2010 were as follows (in millions):

March 31, 2011	% of Net Revenue	March 31, 2010	% of Net Revenue	$ Change	% Change
$23	1%	$(26)	(1%)	$49	(188%)

Gains (losses) on strategic investments, net increased by $49 million, in fiscal year 2011 as compared to the fiscal year 2010, primarily due to a realized gain of $28 million, net of costs to sell, from the sale of our investment in Ubisoft.

We recognized a $26 million impairment charge on our investment in The9 in fiscal year 2010.

Income Taxes

Benefit from income taxes for fiscal years 2011 and 2010 was as follows (in millions):

March 31, 2011	Effective Tax Rate	March 31, 2010	Effective Tax Rate
$(3)	(1.1%)	$(29)	(4.1%)

Our effective tax rate for the fiscal year 2011 was a tax benefit of 1.1 percent. Our effective tax rate for the fiscal year 2010 was a tax benefit of 4.1 percent. In fiscal year 2011, the effective tax rate differs from the statutory rate of 35.0 percent primarily due to U.S. losses for which no benefit is recognized, non-U.S. losses with a reduced or zero tax benefit and non-deductible stock-based compensation expenses, partially offset by tax benefits related to the expiration of statutes of limitations and resolution of examination by taxing authorities. In fiscal year 2010, the effective tax rate differs from the statutory rate of 35.0 percent primarily due to U.S. losses for which no benefit is recognized, tax charges related to our integration of Playfish, non-U.S. losses with a reduced or zero tax benefit, and non-deductible stock-based compensation expenses, partially offset by benefits related to the resolution of examinations by the taxing authorities and reductions in the valuation allowance of U.S. deferred tax assets.

The Worker, Homeownership and Business Assistance Act of 2009 ("the Act") was signed into law on November 6, 2009. The Act provides that taxpayers may elect to increase the carry back period for tax losses incurred in a taxable year beginning or ending in either 2008 or 2009. During the fiscal quarter ended December 31, 2009, we elected to increase the carry back period for tax losses incurred in fiscal year 2009. This election resulted in a reduction in the valuation allowance on our U.S. deferred tax assets due to an increase in the sources of taxable income from the extended carry back period. As a result, we recorded a tax benefit of approximately $28 million in the fiscal quarter ended December 31, 2009 for the reduction in the valuation allowance.

Impact of Recently Issued Accounting Standards

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income*. ASU 2011-05 requires one of two alternatives for presenting comprehensive income and eliminates the option to report other comprehensive income and its components as a part of the Consolidated Statements of Stockholders' Equity. Additionally, ASU 2011-05 requires presentation on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The requirement related to the reclassification adjustments from other comprehensive income to net income was deferred in December 2011, as a result of the issuance of ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update 2011-05 (Topic 220)*. The amendments in ASU 2011-05, as amended by ASU 2011-12, do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05, as amended by ASU 2011-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2011 and is to be applied retrospectively. We will adopt ASU 2011-05 during the first quarter of fiscal 2013. We do not expect the adoption of ASU 2011-05, as amended by ASU 2011-12 to have a material impact on our Consolidated Financial Statements.

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities*, which creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. Generally Accepted Accounting Principles more comparable to those prepared under International Financial Reporting Standards. We are evaluating the impact of ASU 2011-11 on our Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

(In millions)	As of March 31, 2012	As of March 31, 2011	Decrease
Cash and cash equivalents	$1,293	$1,579	$(286)
Short-term investments	437	497	(60)
Marketable equity securities	119	161	(42)
Total	$1,849	$2,237	$(388)
Percentage of total assets	34%	45%	

(In millions)	Year Ended March 31, 2012	Year Ended March 31, 2011	Change
Cash provided by operating activities	$ 277	$ 320	$ (43)
Cash used in investing activities	(689)	(15)	(674)
Cash provided by (used in) financing activities	140	(23)	163
Effect of foreign exchange on cash and cash equivalents	(14)	24	(38)
Net increase (decrease) in cash and cash equivalents	$ (286)	$ 306	$(592)

Changes in Cash Flow

Operating Activities. Cash provided by operating activities decreased $43 million during the fiscal year ended March 31, 2012 as compared to the fiscal year ended March 31, 2011 primarily due to (1) an increase in expenses due to our online and customer experience initiatives, (2) an increase in personnel-related costs from recent acquisitions, and (3) an increase in marketing, advertising and promotional spending on our franchises. This difference is partially offset by a greater percentage of net revenue from our digital products, which have a higher margin than our other products.

Investing Activities. Cash used in investing activities increased $674 million during the fiscal year ended March 31, 2012 as compared to the fiscal year ended March 31, 2011 primarily due to a $660 million increase in cash used for acquisitions, the majority of which was used to fund our acquisition of PopCap, and a $113 million increase in capital expenditures. Contributing to this increase, we received $132 million in proceeds from the sale of our Ubisoft and The9 investments during the fiscal year ended March 31, 2011 with no comparable sale of our investments during the fiscal year ended March 31, 2012. These items were partially offset by (1) a $84 million increase in proceeds received from the maturities and sales of short-term investments, (2) a $75 million increase due to the release of restriction on previously classified restricted cash due to the achievement of certain performance milestones in connection with our acquisition of Playfish, (3) a $46 million decrease in the purchase of short-term investments, and (4) $26 million proceeds received from the sale of our facility in Chertsey, England.

Financing Activities. Cash provided by financing activities increased $163 million during the fiscal year ended March 31, 2012 as compared to the fiscal year ended March 31, 2011 primarily due to (1) $617 million in proceeds received from the sale of 0.75% Convertible Senior Notes due 2016, net of issuance costs and (2) $65 million proceeds received from the issuance of Warrants in connection with the Notes. These items were partially offset by (1) a $413 million increase in the repurchase and retirement of our common stock, net of commissions, pursuant to our Stock Repurchase Program and (2) $107 million paid for the purchase of the Convertible Note Hedge.

Short-term Investments and Marketable Equity Securities

Due to our mix of fixed and variable rate securities, our short-term investment portfolio is susceptible to changes in short-term interest rates. As of March 31, 2012, our short-term investments had gross unrealized gains of $1 million, or less than 1 percent of the total in short-term investments, and gross unrealized losses of less than $1 million, or less than 1 percent of the total in short-term investments. From time to time, we may liquidate some or all of our short-term investments to fund operational needs or other activities, such as capital expenditures, business acquisitions or stock repurchase programs. Depending on which short-term investments we liquidate to fund these activities, we could recognize a portion, or all, of the gross unrealized gains or losses.

The fair value of our marketable equity securities decreased to $119 million as of March 31, 2012 from $161 million as of March 31, 2011 primarily due to a decrease in the value of our investment in Neowiz.

Restricted Cash and Contingent Consideration

As of March 31, 2012, primarily in connection with our acquisitions of PopCap, KlickNation, and Chillingo Limited ("Chillingo"), we may be required to pay an additional $572 million of cash consideration based upon the achievement of certain performance milestones through March 31, 2015. In fiscal year 2010, in connection with our Playfish acquisition, we deposited $100 million into an escrow account related to the contingent consideration. During the three months ended March 31, 2012, $25 million was paid to settle performance milestones earned through December 31, 2011 in connection with the Playfish acquisition, and $50 million was reclassified and converted to available cash and cash equivalents. As of March 31, 2012, $25 million remains in restricted cash related to the Playfish performance milestones, which we expect to pay in the second quarter of fiscal 2013. In addition, in connection with our PopCap acquisition, we acquired an additional $6 million of restricted cash which is held in an escrow account in the event that certain liabilities become due. As these deposits are restricted in nature, they are excluded from cash and cash equivalents. As of March 31, 2012, the restricted cash of $31 million is included in other current assets in our Consolidated Balance Sheets.

Fiscal 2011 Restructuring

In connection with our fiscal 2011 restructuring plan, we expect to incur cash expenditures through June 2016 of approximately (1) $24 million in both fiscal years 2013 and 2014, (2) $17 million in fiscal year 2015, (3) $3 million in fiscal year 2016, and (4) $20 million in fiscal year 2017. The actual cash expenditures are variable as they will be dependent upon the actual revenue we generate from certain games.

Fiscal 2013 Restructuring

On May 7, 2012, we announced a plan of restructuring to align our cost structure with our ongoing digital transformation. Under this plan, we anticipate reducing our workforce and incurring other costs. We expect the majority of these actions to be completed by September 30, 2012.

In connection with this plan, we anticipate incurring approximately $40 million in total costs, of which approximately $31 million will result in future cash expenditures. All of these charges are expected to occur during the fiscal year ending March 31, 2013. These costs will consist of severance and other employee-related costs (approximately $23 million), license termination costs (approximately $11 million) and other costs (approximately $6 million).

Financing Arrangement

In July 2011, we issued $632.5 million aggregate principal amount of 0.75% Convertible Senior Notes due 2016 (the "Notes"). The Notes are senior unsecured obligations which pay interest semi-annually in arrears at a rate of 0.75 percent per annum on January 15 and July 15 of each year, beginning on January 15, 2012 and will mature on July 15, 2016, unless earlier purchased or converted in accordance with their terms prior to such date. The Notes are convertible into cash and shares of our common stock based on an initial conversion value of 31.5075 shares of our common stock per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $31.74 per share). Upon conversion of the Notes, holders will receive cash up to the principal amount of each Note, and any excess conversion value will be delivered in shares of our common stock. We used the net proceeds of the Notes to finance our acquisition of PopCap, which closed in August 2011.

Prior to April 15, 2016, the Notes will be convertible only upon the occurrence of certain events and during certain periods, and thereafter, at any time until the close of business on the second scheduled trading day immediately preceding the maturity date of the Notes. The Notes do not contain any financial covenants.

The conversion rate is subject to customary anti-dilution adjustments, but will not be adjusted for any accrued and unpaid interest. Following certain corporate events described in the indenture governing the notes (the "Indenture") that occur prior to the maturity date, the conversion rate will be increased for a holder who elects to convert its Notes in connection with such corporate event in certain circumstances. The Notes are not redeemable prior to maturity, and no sinking fund is provided for the Notes.

If we undergo a "fundamental change," as defined in the Indenture, subject to certain conditions, holders may require us to purchase for cash all or any portion of their Notes. The fundamental change purchase price will be 100 percent of the principal amount of the Notes to be purchased plus any accrued and unpaid interest up to but excluding the fundamental change purchase date.

The Indenture contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the trustee or the holders of at least 25 percent in principal amount of the outstanding Notes may declare 100 percent of the principal and accrued and unpaid interest on all the Notes to be due and payable.

In addition, in July 2011, we entered into privately negotiated convertible note hedge transactions (the "Convertible Note Hedge") with certain counterparties to reduce the potential dilution with respect to our common stock upon conversion of the Notes. The Convertible Note Hedge, subject to customary anti-dilution adjustments, provide us with the option to acquire, on a net settlement basis, approximately 19.9 million shares of our common stock at a strike price of $31.74, which corresponds to the conversion price of the Notes and is equal to the number of shares of our common stock that notionally underlie the Notes. As of March 31, 2012, we have not purchased any shares under the Convertible Note Hedge. We paid $107 million for the Convertible Note Hedge.

Separately, we have also entered into privately negotiated warrant transactions with the certain counterparties whereby we sold to independent third parties warrants (the "Warrants") to acquire, subject to customary anti-dilution adjustments that are substantially the same as the anti-dilution provisions contained in the Notes, up to 19.9 million shares of our common stock (which is also equal to the number of shares of our common stock that notionally underlie the Notes), with a strike price of $41.14. The Warrants could have a dilutive effect with respect to our common stock to the extent that the market price per share of its common stock exceeds $41.14 on or prior to the expiration date of the Warrants. We received proceeds of $65 million from the sale of the Warrants.

See Note 11 to the Consolidated Financial Statements for additional information related to our 0.75% Convertible Senior Notes due 2016.

Financial Condition

We believe that cash, cash equivalents, short-term investments, marketable equity securities, cash generated from operations and available financing facilities will be sufficient to meet our operating requirements for at least the next 12 months, including working capital requirements, capital expenditures, and potentially, future acquisitions, stock repurchases, or strategic investments. We may choose at any time to raise additional capital to strengthen our financial position, facilitate expansion, repurchase our stock, pursue strategic acquisitions and investments, and/or to take advantage of business opportunities as they arise. There can be no assurance, however, that such additional capital will be available to us on favorable terms, if at all, or that it will not result in substantial dilution to our existing stockholders.

As of March 31, 2012, approximately $878 million of our cash, cash equivalents, and short-term investments and $57 million of our marketable equity securities were domiciled in foreign tax jurisdictions. While we have no plans to repatriate these funds to the United States in the short term, if we choose to do so, we would be required to accrue and pay additional taxes on any portion of the repatriation where no United States income tax had been previously provided.

In February 2011, we announced that our Board of Directors authorized a program to repurchase up to $600 million of our common stock over the next 18 months. We completed our program in April 2012. We repurchased approximately 32 million shares in the open market since the commencement of the program, including pursuant to pre-arranged stock trading plans. During the fiscal year 2012, we repurchased and retired approximately 25 million shares of our common stock for approximately $471 million, net of commissions.

We have a "shelf" registration statement on Form S-3 on file with the SEC. This shelf registration statement, which includes a base prospectus, allows us at any time to offer any combination of securities described in the prospectus in one or more offerings. Unless otherwise specified in a prospectus supplement accompanying the base prospectus, we would use the net proceeds from the sale of any securities offered pursuant to the shelf registration statement for general corporate purposes, including for working capital, financing capital expenditures, research and development, marketing and distribution efforts, and if opportunities arise, for acquisitions or strategic alliances. Pending such uses, we may invest the net proceeds in interest-bearing securities. In addition, we may conduct concurrent or other financings at any time.

Our ability to maintain sufficient liquidity could be affected by various risks and uncertainties including, but not limited to, those related to customer demand and acceptance of our products, our ability to collect our accounts receivable as they become due, successfully achieving our product release schedules and attaining our forecasted sales objectives, the impact of acquisitions and other strategic transactions in which we may engage, the impact of competition, economic conditions in the United States and abroad, the seasonal and cyclical nature of our business and operating results, risks of product returns and the other risks described in the "Risk Factors" section, included in Part I, Item 1A of this report.

Contractual Obligations and Commercial Commitments

Development, Celebrity, League and Content Licenses: Payments and Commitments

The products we produce in our studios are designed and created by our employee designers, artists, software programmers and by non-employee software developers ("independent artists" or "third-party developers"). We typically advance development funds to the independent artists and third-party developers during development of our games, usually in installment payments made upon the completion of specified development milestones. Contractually, these payments are generally considered advances against subsequent royalties on the sales of the products. These terms are set forth in written agreements entered into with the independent artists and third-party developers.

In addition, we have certain celebrity, league and content license contracts that contain minimum guarantee payments and marketing commitments that may not be dependent on any deliverables. Celebrities and organizations with whom we have contracts include: FIFA, FIFPRO Foundation, FAPL (Football Association Premier League Limited), and DFL Deutsche Fußball Liga GmbH (German Soccer League) (professional soccer); National Basketball Association (professional basketball); PGA TOUR, Tiger Woods and Augusta National (professional golf); National Hockey League and NHL Players' Association (professional hockey); National Football League Properties, PLAYERS Inc., and Red Bear Inc. (professional football); Collegiate Licensing Company (collegiate football); ESPN (content in EA SPORTS games); Hasbro, Inc. (most of Hasbro's toy and game intellectual properties); and LucasArts and Lucas Licensing (*Star Wars: The Old Republic*). These developer and content license commitments represent the sum of (1) the cash payments due under non-royalty-bearing licenses and services agreements and (2) the minimum guaranteed payments and advances against royalties due under royalty-bearing licenses and services agreements, the majority of which are conditional upon performance by the counterparty. These minimum guarantee payments and any related marketing commitments are included in the table below.

The following table summarizes our unrecognized minimum contractual obligations as of March 31, 2012, and the effect we expect them to have on our liquidity and cash flow in future periods (in millions):

	Contractual Obligations					
Fiscal Year Ending March 31,	Leases[(a)]	Developer/ Licensor Commitments	Marketing	Convertible Notes Interest[(b)]	Other Purchase Obligations	Total
2013	$ 54	$158	$ 52	$ 5	$15	$ 284
2014	48	123	51	5	7	234
2015	40	116	32	5	—	193
2016	28	166	33	5	—	232
2017	15	8	18	2	—	43
Thereafter	26	239	77	—	—	342
Total	$211	$810	$263	$22	$22	$1,328

(a) See discussion on operating leases in the "Off-Balance Sheet Commitments" section below for additional information. Lease commitments have not been reduced by minimum sub-lease rentals for unutilized office space resulting from our reorganization activities of approximately $7 million due in the future under non-cancelable sub-leases.

(b) In addition to the interest payments reflected in the table above, we will be obligated to pay the $632.5 million principal amount of the 0.75% Convertible Senior Notes due 2016 and any excess conversion value in shares of our common stock upon redemption after the maturity of the Notes on July 15, 2016 or earlier. See Note 11 for additional information related to our 0.75% Convertible Senior Notes due 2016.

The amounts represented in the table above reflect our unrecognized minimum cash obligations for the respective fiscal years, but do not necessarily represent the periods in which they will be recognized and expensed in our Consolidated Financial Statements. In addition, the amounts in the table above are presented based on the dates the amounts are contractually due; however, certain payment obligations may be accelerated depending on the performance of our operating results.

In addition to what is included in the table above as of March 31, 2012, we had a liability for unrecognized tax benefits and an accrual for the payment of related interest totaling $251 million, of which approximately $43 million is offset by prior cash deposits to tax authorities for issues pending resolution. For the remaining liability, we are unable to make a reasonably reliable estimate of when cash settlement with a taxing authority will occur.

In addition to what is included in the table above as of March 31, 2012, primarily in connection with our PopCap, KlickNation, and Chillingo acquisitions, we may be required to pay an additional $572 million of cash consideration based upon the achievement of certain performance milestones through March 31, 2015. As of March 31, 2012, we have accrued $112 million of contingent consideration on our Consolidated Balance Sheet representing the estimated fair value of the contingent consideration.

OFF-BALANCE SHEET COMMITMENTS

Lease Commitments

As of March 31, 2012, we leased certain of our current facilities, furniture and equipment under non-cancelable operating lease agreements. We were required to pay property taxes, insurance and normal maintenance costs for certain of these facilities and any increases over the base year of these expenses on the remainder of our facilities.

Director Indemnity Agreements

We entered into indemnification agreements with each of the members of our Board of Directors at the time they joined the Board to indemnify them to the extent permitted by law against any and all liabilities, costs, expenses, amounts paid in settlement and damages incurred by the Directors as a result of any lawsuit, or any judicial, administrative or investigative proceeding in which the Directors are sued or charged as a result of their service as members of our Board of Directors.

INFLATION

We believe the impact of inflation on our results of operations has not been significant in any of the past three fiscal years.

Item 7A: *Quantitative and Qualitative Disclosures About Market Risk*

MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates, interest rates and market prices, which have experienced significant volatility in light of the global economic downturn. Market risk is the potential loss arising from changes in market rates and market prices. We employ established policies and practices to manage these risks. Foreign currency option and forward contracts are used to hedge anticipated exposures or mitigate some existing exposures subject to foreign exchange risk as discussed below. While we do not hedge our short-term investment portfolio, we protect our short-term investment portfolio against different market risks, including interest rate risk as discussed below. Our cash and cash equivalents portfolio consists of highly liquid investments with insignificant interest rate risk and original or remaining maturities of three months or less at the time of purchase. We also do not currently hedge our market price risk relating to our marketable equity securities and we do not enter into derivatives or other financial instruments for trading or speculative purposes.

Foreign Currency Exchange Rate Risk

Cash Flow Hedging Activities. From time to time, we hedge a portion of our foreign currency risk related to forecasted foreign-currency-denominated sales and expense transactions by purchasing foreign currency option contracts that generally have maturities of 15 months or less. These transactions are designated and qualify as cash flow hedges. The derivative assets associated with our hedging activities are recorded at fair value in other current assets on our Consolidated Balance Sheets. The effective portion of gains or losses resulting from changes in the fair value of these hedges is initially reported, net of tax, as a component of accumulated other comprehensive income in stockholders' equity. The gross amount of the effective portion of gains or losses resulting from changes in the fair value of these hedges is subsequently reclassified into net revenue or research and development expenses, as appropriate, in the period when the forecasted transaction is recognized in our Consolidated Statements of Operations. In the event that the gains or losses in accumulated other comprehensive income are deemed to be ineffective, the ineffective portion of gains or losses resulting from changes in fair value, if any, is reclassified to interest and other income (expense), net, in our Consolidated Statements of Operations. In the event that the underlying forecasted transactions do not occur, or it becomes remote that they will occur, within the defined hedge period, the gains or losses on the related cash flow hedges are reclassified from accumulated other comprehensive income to interest and other income (expense), net, in our Consolidated Statements of Operations. During the reporting periods, all forecasted transactions occurred and, therefore, there were no such gains or losses reclassified into interest and other income (expense), net. Our hedging programs are designed to reduce, but do not entirely eliminate, the impact of currency exchange rate movements in net revenue and research and development expenses. As of March 31, 2012, we had foreign currency option contracts to purchase approximately $74 million in foreign currency and to sell approximately $78 million of foreign currency. All of the foreign currency option contracts outstanding as of March 31, 2012 will mature in the next 12 months. As of March 31, 2011, we had foreign currency option contracts to purchase approximately $40 million in foreign currency and to sell approximately $10 million of foreign currencies. As of March 31, 2012, these foreign currency option contracts outstanding had a total fair value of $2 million and are included in other current assets. As of March 31, 2011, the fair value of these outstanding foreign currency option contracts was immaterial and are included in other current assets.

Balance Sheet Hedging Activities. We use foreign currency forward contracts to mitigate foreign currency risk associated with foreign-currency-denominated monetary assets and liabilities, primarily intercompany receivables and payables. The foreign currency forward contracts generally have a contractual term of three months or less and are transacted near month-end. Our foreign currency forward contracts are not designated as hedging instruments, and are accounted for as derivatives whereby the fair value of the contracts is reported as other current assets or accrued and other current liabilities on our Consolidated Balance Sheets, and gains and losses resulting from changes in the fair value are reported in interest and other income (expense), net, in our Consolidated Statements of Operations. The gains and losses on these foreign currency forward contracts generally offset the gains and losses on the underlying foreign-currency-denominated monetary assets and liabilities, which are also reported in interest and other income (expense), net, in our Consolidated Statements of

Operations. In certain cases, the amount of such gains and losses will significantly differ from the amount of gains and losses recognized on the underlying foreign-currency-denominated monetary asset or liability, in which case our results will be impacted. As of March 31, 2012, we had foreign currency forward contracts to purchase and sell approximately $242 million in foreign currencies. Of this amount, $197 million represented contracts to sell foreign currencies in exchange for U.S. dollars, $37 million to purchase foreign currency in exchange for U.S. dollars, and $8 million to sell foreign currency in exchange for British pound sterling. As of March 31, 2011, we had foreign currency forward contracts to purchase and sell approximately $187 million in foreign currencies. Of this amount, $140 million represented contracts to sell foreign currencies in exchange for U.S. dollars, $31 million to purchase foreign currency in exchange for U.S. dollars and $16 million to sell foreign currency in exchange for British pound sterling. The fair value of our foreign currency forward contracts was immaterial as of March 31, 2012 and 2011.

We believe the counterparties to these foreign currency forward and option contracts are creditworthy multinational commercial banks. While we believe the risk of counterparty nonperformance is not material, the disruption in the global financial markets has impacted some of the financial institutions with which we do business. Further, the continued sovereign debt crisis in Europe could lead to increased counterparty risk with respect to financial institutions and other business partners, who are particularly vulnerable to the instability in certain European markets. A sustained decline in the financial stability of financial institutions as a result of the disruption in the financial markets could affect our ability to secure credit-worthy counterparties for our foreign currency hedging programs.

Notwithstanding our efforts to mitigate some foreign currency exchange rate risks, there can be no assurance that our hedging activities will adequately protect us against the risks associated with foreign currency fluctuations. As of March 31, 2012, a hypothetical adverse foreign currency exchange rate movement of 10 percent or 15 percent would have resulted in potential declines in the fair value of the premiums on our foreign currency option contracts used in cash flow hedging of less than $2 million in each scenario. As of March 31, 2012, a hypothetical adverse foreign currency exchange rate movement of 10 percent or 15 percent would have resulted in potential losses on our foreign currency forward contracts used in balance sheet hedging of $24 million and $37 million, respectively. This sensitivity analysis assumes a parallel adverse shift of all foreign currency exchange rates against the U.S. dollar; however, all foreign currency exchange rates do not always move in such manner and actual results may differ materially.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our short-term investment portfolio. We manage our interest rate risk by maintaining an investment portfolio generally consisting of debt instruments of high credit quality and relatively short maturities. However, because short-term investments mature relatively quickly and are required to be reinvested at the then-current market rates, interest income on a portfolio consisting of short-term investments is more subject to market fluctuations than a portfolio of longer term investments. Additionally, the contractual terms of the investments do not permit the issuer to call, prepay or otherwise settle the investments at prices less than the stated par value. Our investments are held for purposes other than trading. Also, we do not use derivative financial instruments in our short-term investment portfolio.

As of March 31, 2012 and 2011, our short-term investments were classified as available-for-sale securities and, consequently, were recorded at fair market value with unrealized gains or losses resulting from changes in fair value reported as a separate component of accumulated other comprehensive income, net of tax, in stockholders' equity. Our portfolio of short-term investments consisted of the following investment categories, summarized by fair value as of March 31, 2012 and 2011 (in millions):

	As of March 31,	
	2012	2011
U.S. Treasury securities	$166	$124
Corporate bonds	150	253
U.S. agency securities	116	102
Commercial paper	5	18
Total short-term investments	$437	$497

Notwithstanding our efforts to manage interest rate risks, there can be no assurance that we will be adequately protected against risks associated with interest rate fluctuations. At any time, a sharp change in interest rates could have a significant impact on the fair value of our investment portfolio. The following table presents the hypothetical changes in the fair value in our short-term investment portfolio as of March 31, 2012, arising from potential changes in interest rates. The modeling technique estimates the change in fair value from immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points ("BPS"), 100 BPS, and 150 BPS.

	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			Fair Value as of March 31,	Valuation of Securities Given an Interest Rate Increase of X Basis Points		
(In millions)	(150 BPS)	(100 BPS)	(50 BPS)	2012	50 BPS	100 BPS	150 BPS
U.S. Treasury securities	$169	$168	$167	$166	$165	$164	$162
Corporate bonds	152	151	150	150	148	148	147
U.S. agency securities	119	118	117	116	116	115	115
Commercial paper	5	5	5	5	5	5	5
Total short-term investments	$445	$442	$439	$437	$434	$432	$429

The following table presents the hypothetical changes in the fair value in our short-term investment portfolio as of March 31, 2011, arising from selected potential changes in interest rates.

	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			Fair Value as of March 31,	Valuation of Securities Given an Interest Rate Increase of X Basis Points		
(In millions)	(150 BPS)	(100 BPS)	(50 BPS)	2011	50 BPS	100 BPS	150 BPS
Corporate bonds	$258	$257	$255	$253	$252	$250	$249
U.S. Treasury securities	126	125	124	124	123	122	121
U.S. agency securities	104	103	103	102	101	101	100
Commercial paper	18	18	18	18	18	18	18
Total short-term investments	$506	$503	$500	$497	$494	$491	$488

Market Price Risk

The fair value of our marketable equity securities in publicly-traded companies is subject to market price volatility and foreign currency risk for investments denominated in foreign currencies. As of March 31, 2012 and 2011, our marketable equity securities were classified as available-for-sale securities and, consequently, were recorded on our Consolidated Balance Sheets at fair market value with unrealized gains or losses resulting from changes in fair value reported as a separate component of accumulated other comprehensive income, net of tax, in stockholders' equity. The fair value of our marketable equity securities as of March 31, 2012 and 2011 was $119 million and $161 million, respectively.

Our marketable equity securities have been, and may continue to be, adversely impacted by volatility in the public stock markets. At any time, a sharp change in market prices in our investments in marketable equity securities could have a significant impact on the fair value of our investments. The following table presents hypothetical changes in the fair value of our marketable equity securities as of March 31, 2012, arising from changes in market prices of plus or minus 25 percent, 50 percent, and 75 percent.

(In millions)	Valuation of Securities Given an X Percentage Decrease in Each Stock's Market Price			Fair Value as of March 31, 2012	Valuation of Securities Given an X Percentage Increase in Each Stock's Market Price		
	(75%)	(50%)	(25%)		25%	50%	75%
Marketable equity securities	$30	$60	$89	$119	$149	$179	$208

The following table presents hypothetical changes in the fair value of our marketable equity securities as of March 31, 2011, arising from changes in market prices of plus or minus 25 percent, 50 percent, and 75 percent.

(In millions)	Valuation of Securities Given an X Percentage Decrease in Each Stock's Market Price			Fair Value as of March 31, 2011	Valuation of Securities Given an X Percentage Increase in Each Stock's Market Price		
	(75%)	(50%)	(25%)		25%	50%	75%
Marketable equity securities	$40	$81	$121	$161	$201	$242	$282

Item 8: ***Financial Statements and Supplementary Data***

Index to Consolidated Financial Statements

Other financial statement schedules have been omitted because the information called for in them is not required or has already been included in either the Consolidated Financial Statements or the Notes thereto.

ELECTRONIC ARTS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In millions, except par value data)	March 31, 2012	March 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$1,293	$1,579
Short-term investments	437	497
Marketable equity securities	119	161
Receivables, net of allowances of $252 and $304, respectively	366	335
Inventories	59	77
Deferred income taxes, net	67	56
Other current assets	268	327
Total current assets	2,609	3,032
Property and equipment, net	568	513
Goodwill	1,718	1,110
Acquisition-related intangibles, net	369	144
Deferred income taxes, net	42	49
Other assets	185	80
TOTAL ASSETS	$5,491	$4,928
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 215	$ 228
Accrued and other current liabilities	857	768
Deferred net revenue (packaged goods and digital content)	1,048	1,005
Total current liabilities	2,120	2,001
0.75% convertible senior notes due 2016, net	539	—
Income tax obligations	189	192
Deferred income taxes, net	8	37
Other liabilities	177	134
Total liabilities	3,033	2,364
Commitments and contingencies (See Note 12)		
Stockholders' equity:		
Preferred stock, $0.01 par value. 10 shares authorized	—	—
Common stock, $0.01 par value. 1,000 shares authorized; 320 and 333 shares issued and outstanding, respectively	3	3
Paid-in capital	2,359	2,495
Accumulated deficit	(77)	(153)
Accumulated other comprehensive income	173	219
Total stockholders' equity	2,458	2,564
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,491	$4,928

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share data)	Year Ended March 31, 2012	2011	2010
Net revenue:			
Product	$3,415	$3,181	$3,332
Service and other	728	408	322
Total net revenue	4,143	3,589	3,654
Cost of revenue:			
Product	1,374	1,407	1,788
Service and other	224	92	78
Total cost of revenue	1,598	1,499	1,866
Gross profit	2,545	2,090	1,788
Operating expenses:			
Research and development	1,212	1,153	1,229
Marketing and sales	853	747	730
General and administrative	375	301	320
Acquisition-related contingent consideration	11	(17)	2
Amortization of intangibles	43	57	53
Restructuring and other charges	16	161	140
Total operating expenses	2,510	2,402	2,474
Operating income (loss)	35	(312)	(686)
Gains (losses) on strategic investments, net	—	23	(26)
Interest and other income (expense), net	(17)	10	6
Income (loss) before benefit from income taxes	18	(279)	(706)
Benefit from income taxes	(58)	(3)	(29)
Net income (loss)	$ 76	$ (276)	$ (677)
Net income (loss) per share:			
Basic	$ 0.23	$ (0.84)	$ (2.08)
Diluted	$ 0.23	$ (0.84)	$ (2.08)
Number of shares used in computation:			
Basic	331	330	325
Diluted	336	330	325

See accompanying Notes to Consolidated Financial Statements.

Annual Report

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In millions, share data in thousands)

	Common Stock		Paid-in	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Deficit)	Income	Equity
Balances as of March 31, 2009	322,842	$ 3	$2,142	$ 800	$189	$3,134
Net loss	—	—	—	(677)	—	(677)
Change in unrealized gains on available-for-sale securities, net	—	—	—	—	(54)	(54)
Reclassification adjustment for losses realized on available-for-sale securities, net	—	—	—	—	21	21
Change in unrealized losses on derivative instruments, net	—	—	—	—	(2)	(2)
Reclassification adjustment for losses realized on derivative instruments, net	—	—	—	—	1	1
Foreign currency translation adjustments	—	—	—	—	73	73
Total comprehensive loss						(638)
Issuance of common stock	6,745	—	21	—	—	21
Stock-based compensation	—	—	187	—	—	187
Tax benefit from exercise of stock options	—	—	14	—	—	14
Equity issued in connection with acquisition	—	—	11	—	—	11
Balances as of March 31, 2010	329,587	3	2,375	123	228	2,729
Net loss	—	—	—	(276)	—	(276)
Change in unrealized gains on available-for-sale securities, net	—	—	—	—	(4)	(4)
Reclassification adjustment for gains realized on available-for-sale securities, net	—	—	—	—	(28)	(28)
Change in unrealized losses on derivative instruments, net	—	—	—	—	(7)	(7)
Reclassification adjustment for losses realized on derivative instruments, net	—	—	—	—	5	5
Foreign currency translation adjustments	—	—	—	—	25	25
Total comprehensive loss						(285)
Issuance of common stock	6,081	—	4	—	—	4
Repurchase and retirement of common stock	(3,104)	—	(58)	—	—	(58)
Stock-based compensation	—	—	176	—	—	176
Tax costs from exercise of stock options	—	—	(2)	—	—	(2)
Balances as of March 31, 2011	332,564	3	2,495	(153)	219	2,564
Net income	—	—	—	76	—	76
Change in unrealized gains on available-for-sale securities, net	—	—	—	—	(40)	(40)
Reclassification adjustment for gains realized on available-for-sale securities, net	—	—	—	—	(2)	(2)
Change in unrealized losses on derivative instruments, net	—	—	—	—	(4)	(4)
Reclassification adjustment for losses realized on derivative instruments, net	—	—	—	—	4	4
Foreign currency translation adjustments	—	—	—	—	(4)	(4)
Total comprehensive income						30
Issuance of common stock	7,850	—	12	—	—	12
Equity issued in connection with acquisition	4,356	—	87	—	—	87
Equity value of convertible note issuance, net	—	—	105	—	—	105
Purchase of convertible note hedge	—	—	(107)	—	—	(107)
Sale of common stock warrants	—	—	65	—	—	65
Repurchase and retirement of common stock	(24,547)	—	(471)	—	—	(471)
Stock-based compensation	—	—	170	—	—	170
Tax benefit from exercise of stock options	—	—	3	—	—	3
Balances as of March 31, 2012	320,223	$ 3	$2,359	$ (77)	$173	$2,458

See accompanying Notes to Consolidated Financial Statements.

ELECTRONIC ARTS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended March 31, 2012	2011	2010
OPERATING ACTIVITIES			
Net income (loss)	$ 76	$ (276)	$ (677)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation, amortization and accretion, net	216	180	192
Stock-based compensation	170	176	187
Acquisition-related contingent consideration	11	(17)	2
Net losses (gains) on investments and sale of property and equipment	(12)	(25)	22
Other non-cash restructuring charges	(6)	1	39
Change in assets and liabilities:			
Receivables, net	(14)	(122)	(66)
Inventories	21	25	123
Other assets	(101)	5	18
Accounts payable	(50)	114	(57)
Accrued and other liabilities	13	(4)	(138)
Deferred income taxes, net	(90)	24	2
Deferred net revenue (packaged goods and digital content)	43	239	505
Net cash provided by operating activities	277	320	152
INVESTING ACTIVITIES			
Capital expenditures	(172)	(59)	(72)
Purchase of headquarters facilities	—	—	(233)
Proceeds from sale of property	26	—	—
Purchase of short-term investments	(468)	(514)	(611)
Proceeds from maturities and sales of short-term investments	526	442	710
Proceeds from sale of marketable equity securities	—	132	17
Acquisition of subsidiaries, net of cash acquired	(676)	(16)	(283)
Acquisition-related restricted cash	75	—	(100)
Net cash used in investing activities	(689)	(15)	(572)
FINANCING ACTIVITIES			
Proceeds from borrowings on convertible senior notes, net of issuance costs	617	—	—
Purchase of convertible note hedge	(107)	—	—
Proceeds from issuance of warrants	65	—	—
Proceeds from issuance of common stock	57	34	39
Excess tax benefit from stock-based compensation	4	1	14
Repurchase and retirement of common stock	(471)	(58)	—
Acquisition-related contingent consideration payment	(25)	—	—
Net cash provided by (used in) financing activities	140	(23)	53
Effect of foreign exchange on cash and cash equivalents	(14)	24	19
Increase (decrease) in cash and cash equivalents	(286)	306	(348)
Beginning cash and cash equivalents	1,579	1,273	1,621
Ending cash and cash equivalents	$1,293	$1,579	$1,273
Supplemental cash flow information:			
Cash paid (refunded) during the year for income taxes, net	$ (4)	$ 21	$ (34)
Cash paid during the year for interest	$ 2	$ —	$ —
Non-cash investing activities:			
Change in unrealized gains on available-for-sale securities, net of taxes	$ (40)	$ (4)	$ (54)
Equity issued in connection with acquisition	$ 87	$ —	$ 11

See accompanying Notes to Consolidated Financial Statements.

(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

We develop, market, publish and distribute game software content and services that can be played by consumers on a variety of platforms, including video game consoles (such as the Sony PLAYSTATION 3, Microsoft Xbox 360, and Nintendo Wii), personal computers, mobile devices (such as the Apple iPhone and Google Android compatible phones), tablets and electronic readers (such as the Apple iPad and Amazon Kindle), and the Internet. Our ability to publish games across multiple platforms, through multiple distribution channels, and directly to consumers (online and wirelessly) has been, and will continue to be, a cornerstone of our product strategy. We have generated substantial growth in new business models and alternative revenue streams (such as subscription, micro-transactions, and advertising) based on the continued expansion of our online and wireless platform. Some of our games are based on our own wholly-owned intellectual property (*e.g.*, Battlefield, Mass Effect, Need for Speed, The Sims, Bejeweled, and Plants v. Zombies), and some of our games are based on content that we license from others (*e.g.*, FIFA, Madden NFL, and *Star Wars: The Old Republic*). Our goal is to turn our core intellectual properties into year-round businesses available on a range of platforms. Our products and services may be purchased through physical and online retailers, platform providers such as console manufacturers and mobile carriers via digital downloads, as well as directly through our own distribution platform, including online portals such as Origin and Play4Free.

A summary of our significant accounting policies applied in the preparation of our Consolidated Financial Statements follows:

Consolidation

The accompanying Consolidated Financial Statements include the accounts of Electronic Arts Inc. and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

Our fiscal year is reported on a 52- or 53-week period that ends on the Saturday nearest March 31. Our results of operations for the fiscal years ended March 31, 2012 and 2011 each contained 52 weeks and ended on March 31, 2012 and April 2, 2011, respectively. Our results of operations for the fiscal year ended March 31, 2010 contained 53 weeks and ended on April 3, 2010. For simplicity of disclosure, all fiscal periods are referred to as ending on a calendar month-end.

Reclassifications

In fiscal year 2012, service revenue exceeded 10 percent of our total net revenue. Accordingly, we have disaggregated our fiscal year 2012 net revenue to present both product revenue and service and other revenue as separate components of total net revenue in the Consolidated Statement of Operations. The presentation of net revenue in fiscal year 2011 and 2010 has been similarly disaggregated to conform to the fiscal year 2012 presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and the accompanying notes. Such estimates include sales returns and allowances, provisions for doubtful accounts, accrued liabilities, service period for deferred net revenue, income taxes, losses on royalty commitments, estimates regarding the recoverability of prepaid royalties, inventories, long-lived assets, assets acquired and liabilities assumed in business combinations, certain estimates related to the measurement and recognition of costs resulting from our share-based payment awards, deferred income tax assets and associated valuation allowance as well as estimates used in our goodwill, short-term investments, and marketable equity securities impairment tests. These estimates generally involve complex issues and require us to make judgments, involve analysis of historical and future trends, can require extended periods of time to resolve, and are subject to change from period to period. In all cases, actual results could differ materially from our estimates.

Cash, Cash Equivalents, Short-Term Investments and Marketable Equity Securities

Cash equivalents consist of highly liquid investments with insignificant interest rate risk and original or remaining maturities of three months or less at the time of purchase.

Short-term investments consist of securities with original or remaining maturities of greater than three months at the time of purchase and are accounted for as available-for-sale securities and are recorded at fair value. Short-term investments are available for use in current operations or other activities such as capital expenditures and business combinations.

Marketable equity securities consist of investments in common stock of publicly-traded companies and are accounted for as available-for-sale securities and are recorded at fair value.

Unrealized gains and losses on our short-term investments and marketable equity securities are recorded as a component of accumulated other comprehensive income in stockholders' equity, net of tax, until either (1) the security is sold, (2) the security has matured, or (3) we determine that the fair value of the security has declined below its adjusted cost basis and the decline is other-than-temporary. Realized gains and losses on our short-term investments and marketable equity securities are calculated based on the specific identification method and are reclassified from accumulated other comprehensive income to interest and other income (expense), net, and gains (losses) on strategic investments, net, respectively. Determining whether the decline in fair value is other-than-temporary requires management judgment based on the specific facts and circumstances of each security. The ultimate value realized on these securities is subject to market price volatility until they are sold.

Our short-term investments and marketable equity securities are evaluated for impairment quarterly. We consider various factors in determining whether we should recognize an impairment charge, including the credit quality of the issuer, the duration that the fair value has been less than the adjusted cost basis, severity of the impairment, reason for the decline in value and potential recovery period, the financial condition and near-term prospects of the investees, and our intent to sell and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, any contractual terms impacting the prepayment or settlement process, as well as if we would be required to sell an investment due to liquidity or contractual reasons before its anticipated recovery. If we conclude that an investment is other-than-temporarily impaired, we will recognize an impairment charge at that time in our Consolidated Statements of Operations.

Inventories

Inventories consist of materials (including manufacturing royalties paid to console manufacturers), labor and freight-in and are stated at the lower of cost (first-in, first-out method) or market value. We regularly review inventory quantities on-hand. We write down inventory based on excess or obsolete inventories determined primarily by future anticipated demand for our products. Inventory write-downs are measured as the difference between the cost of the inventory and market value, based upon assumptions about future demand that are inherently difficult to assess. At the point of a loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established basis.

Property and Equipment, Net

Property and equipment, net, are stated at cost. Depreciation is calculated using the straight-line method over the following useful lives:

Buildings	20 to 25 years
Computer equipment and software	3 to 5 years
Furniture and equipment	3 to 5 years
Leasehold improvements	Lesser of the lease term or the estimated useful lives of the improvements, generally 1 to 10 years

We capitalize costs associated with customized internal-use software systems that have reached the application development stage and meet recoverability tests. Such capitalized costs include external direct costs utilized in developing or obtaining the applications and payroll and payroll-related expenses for employees, who are directly associated with the development of the applications. Capitalization of such costs begins when the preliminary project stage is complete and ceases at the point in which the project is substantially complete and is ready for its intended purpose. The net book value of capitalized costs associated with internal-use software was $77 million and $50 million as of March 31, 2012 and 2011, respectively. Once the internal-use software is ready for its intended use, the assets are depreciated on a straight-line basis over each asset's estimated useful life, which is generally three years.

Acquisition-Related Intangibles and Other Long-Lived Assets

We record acquisition-related intangible assets that have finite useful lives, such as developed and core technology, in connection with business combinations. We amortize the cost of acquisition-related intangible assets on a straight-line basis over the lesser of their estimated useful lives or the agreement terms, typically from two to fourteen years. We evaluate acquisition-related intangibles and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. This includes assumptions about future prospects for the business that the asset relates to and typically involves computations of the estimated future cash flows to be generated by these businesses. Based on these judgments and assumptions, we determine whether we need to take an impairment charge to reduce the value of the asset stated on our Consolidated Balance Sheets to reflect its estimated fair value. Judgments and assumptions about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including but not limited to, significant negative industry or economic trends, significant changes in the manner of our use of the assets or the strategy of our overall business and significant under-performance relative to projected future operating results. When we consider such assets to be impaired, the amount of impairment we recognize is measured by the amount by which the carrying amount of the asset exceeds its fair value. We recognized $12 million, $14 million, and $39 million in impairment charges in fiscal years 2012, 2011 and 2010, respectively. The charges for fiscal year 2012 are included in cost of product revenue and cost of service and other revenue in our Consolidated Statements of Operations. The charges for fiscal year 2011 are included in restructuring and other charges and research and development in our Consolidated Statements of Operations. The charges for fiscal year 2010 are included in restructuring and other charges in our Consolidated Statements of Operations.

Goodwill

On January 1, 2012, we adopted ASU 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment.* ASU 2011-08 allows an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. If an entity concludes it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, it need not perform the two-step impairment test. If based on that assessment, we believe it is more likely than not that the fair value of its reporting units is less than its carrying value, a two-step goodwill impairment test is required to be performed. The first step measures for impairment by applying fair value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair value-based tests to the individual assets and liabilities within each reporting unit. Our reporting units are determined by the components of our operating segments that constitute a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. The fair value of each reporting unit is estimated using the market approach, which utilizes comparable companies' data, the income approach, which utilizes discounted cash flows, or a combination thereof.

During the fiscal years ended March 31, 2012, 2011 and 2010, we completed our annual goodwill impairment testing in the fourth quarter of each year and found no indicators of impairment of our recorded goodwill. We did not recognize an impairment charge on goodwill in fiscal years 2012, 2011 and 2010.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes assessed by a government authority that are both imposed on and concurrent with specific revenue transactions between us and our customers are presented on a net basis in our Consolidated Statements of Operations.

Concentration of Credit Risk

We extend credit to various companies in the retail and mass merchandising industries. Collection of trade receivables may be affected by changes in economic or other industry conditions and may, accordingly, impact our overall credit risk. Although we generally do not require collateral, we perform ongoing credit evaluations of our customers and maintain reserves for potential credit losses. Invoices are aged based on contractual terms with our customers. The provision for doubtful accounts is recorded as a charge to operating expense when a potential loss is identified. Losses are written off against the allowance when the receivable is determined to be uncollectible.

Short-term investments are placed with high quality financial institutions or in short-duration, investment-grade securities. We limit the amount of credit exposure in any one financial institution or type of investment instrument.

Revenue Recognition

We evaluate revenue recognition based on the criteria set forth in FASB ASC 985-605, *Software: Revenue Recognition*, and Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements*, as revised by SAB No. 104, *Revenue Recognition*. We classify our revenue as either Product revenue or Service and other revenue.

Product revenue. Our product revenue includes revenue associated with the sale of game software, whether delivered via a disc (*i.e.*, packaged goods) or via the Internet (*i.e.*, full-game download) and that do not require our continuous hosting support, as well as licensing of game software to third-parties. This excludes game software from our massively multi-player online ("MMO") games, which is included in service and other revenue as such game software requires continuous hosting support. Product revenue also includes mobile games that do not have an online service component and sales of tangible products such as hardware, peripherals, or collectors' items.

Service and other revenue. Our service revenue includes revenue recognized from games or related content that requires our hosting support to provide substantial gaming experience and time-based subscriptions. This includes (1) subscriptions for our Pogo-branded online game services (2) MMO games (both game and subscription sales), (3) entitlements to content that are delivered through hosting services (*e.g.*, micro-transactions for Internet-based, social network and mobile games which includes "freemium" games), and (4) allocated service revenue from sales of online-enable packaged goods with an online service component (*i.e.*, "matchmaking" services). Our other revenue includes non-software licensing and advertising revenue.

We evaluate and recognize revenue when all four of the following criteria are met:

- *Evidence of an arrangement.* Evidence of an agreement with the customer that reflects the terms and conditions to deliver products must be present.
- *Delivery.* Delivery is considered to occur when a product is shipped and the risk of loss and rewards of ownership have been transferred to the customer. For services, delivery is considered to occur as the service is provided.
- *Fixed or determinable fee.* If a portion of the arrangement fee is not fixed or determinable, we recognize revenue as the amount becomes fixed or determinable.
- *Collection is deemed probable.* We conduct a credit review of each customer involved in a significant transaction to determine the creditworthiness of the customer. Collection is deemed probable if we expect the customer to be able to pay amounts under the arrangement as those amounts become due. If we determine that collection is not probable, we recognize revenue when collection becomes probable (generally upon cash collection).

Determining whether and when some of these criteria have been satisfied often involves assumptions and management judgments that can have a significant impact on the timing and amount of revenue we report in each period. Changes to any of these assumptions or management judgments, or changes to the elements in the software arrangement, could cause a material increase or decrease in the amount of revenue that we report in a particular period. We reduce revenue for estimated future returns, price protection, and other offerings, which may occur with our customers and channel partners.

Multiple-Element Arrangements

We enter into multiple-element revenue arrangements in which we may provide a combination of game software, updates or additional content and online game services. For some software products we may provide updates or additional content ("digital content") to be delivered via the Internet that can be used with the original software product. In many cases we separately sell this digital content for an additional fee. In other transactions, we may have an obligation to provide incremental unspecified digital content in the future without an additional fee (*i.e.*, updates on a when-and-if-available basis) or we may offer an online "matchmaking" service that permits consumers to play against each other via the Internet. Collectively, we refer to these as software-related offerings. In those situations where we do not require an additional fee for the software-related offerings, we account for the sale of the software product and software-related offerings as a "bundled" sale, or multiple element arrangement, in which we sell both the software product and relating offerings for one combined price. Generally we do not have vendor specific objective evidence ("VSOE") for the software-related offerings and thus, we defer net revenue from sales of these games and recognize the revenue from the bundled sales games over the period the offering will be provided (the "offering period"). If the period is not defined, we recognize revenue over the estimated offering period, which is generally estimated to be six months, beginning in the month after delivery. Our MMO games have an estimated service period of eighteen months, beginning in the month after delivery. In addition, determining whether we have an implicit obligation to provide incremental unspecified future digital content without an additional fee can be difficult. Determining the estimated offering period is inherently subjective and is subject to regular revision based on historical online usage.

For our software and software-related multiple element arrangements (*i.e.*, software game bundled with software related offerings), we must make assumptions and judgments in order to (1) determine whether and when each element is delivered, (2) determine whether the undelivered elements are essential to the functionality of the delivered elements, (3) determine whether VSOE exists for each undelivered element, and (4) allocate the total price among the various elements. Changes to any of these assumptions and judgments, or changes to the elements in the arrangement, could cause a material increase or decrease in the amount of revenue that we report in a particular period.

In some of our multiple element arrangements, we sell tangible products with software and/or software-related offerings. These tangible products are generally either peripherals or ancillary collectors' items. Prior to April 3, 2011, because either the software or other elements sold with the tangible products were essential to the functionality of the tangible product and/or we did not have VSOE for the tangible product, we did not separately account for the tangible product. On April 3, 2011, we adopted FASB ASU 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements* and ASU 2009-14, *Software (Topic 985): Certain Revenue Arrangements that Include Software Elements*. The new accounting principles establish a selling price hierarchy for determining the selling price of a deliverable and require the application of the relative selling price method to allocate the arrangement consideration to each deliverable in a multiple element arrangement that includes tangible products.

For our multiple element arrangements that include tangible products entered into after April 2, 2011, revenue is allocated to each separate unit of accounting for each deliverable using the relative selling prices of each deliverable in the arrangement based on the selling price hierarchy described below. If the arrangement contains more than one software deliverable, the arrangement consideration is allocated to the software deliverables as a group and then allocated to each software deliverable in accordance with ASC 985-605.

We determine the selling price for a tangible product deliverable based on the following selling price hierarchy: VSOE (*i.e.*, the price we charge when the tangible product is sold separately) if available, third-party evidence ("TPE") of fair value (*i.e.*, the price charged by others for similar tangible products) if VSOE is not available, or our best estimate of selling price ("BESP") if neither VSOE nor TPE is available. Determining the BESP is a subjective process that is based on multiple factors including, but not limited to, recent selling prices and related discounts, market conditions, customer classes, sales channels and other factors.

As the result of the adoption of these standards, for the year ended March 31, 2012, we recognized $23 million more revenue than would have been recognized under previous accounting standards.

Sales Returns and Allowances and Bad Debt Reserves

We estimate potential future product returns, price protection and stock-balancing programs related to packaged-goods revenue. When evaluating the adequacy of sales returns and price protection allowances, we analyze historical returns, current sell-through of distributor and retailer inventory of our software products, current trends in retail and the video game industry, changes in customer demand and acceptance of our software products, and other related factors. In addition, we monitor the volume of sales to our channel partners and their inventories, as substantial overstocking in the distribution channel could result in high returns or higher price protection costs in subsequent periods.

Similarly, significant judgment is required to estimate our allowance for doubtful accounts in any accounting period. We analyze customer concentrations, customer credit-worthiness, current economic trends, and historical experience when evaluating the adequacy of the allowance for doubtful accounts.

Royalties and Licenses

Royalty-based obligations with content licensors and distribution affiliates are either paid in advance and capitalized as prepaid royalties or are accrued as incurred and subsequently paid. These royalty-based obligations are generally expensed to cost of revenue generally at the greater of the contractual rate or an effective royalty rate based on the total projected net revenue for contracts with guaranteed minimums,. Significant judgment is required to estimate the effective royalty rate for a particular contract. Because the computation of effective royalty rates requires us to project future revenue, it is inherently subjective as our future revenue projections must anticipate a number of factors, including (1) the total number of titles subject to the contract, (2) the timing of the release of these titles, (3) the number of software units we expect to sell, which can be impacted by a number of variables, including product quality, the timing of the title's release and competition, and (4) future pricing. Determining the effective royalty rate for our titles is particularly challenging due to the inherent difficulty in predicting the popularity of entertainment products. Accordingly, if our future revenue projections change, our effective royalty rates would change, which could impact the amount and timing of royalty expense we recognize.

Each quarter, we evaluate the expected future realization of our royalty-based assets, as well as any unrecognized minimum commitments not yet paid to determine amounts we deem unlikely to be realized through product sales. Any impairments or losses determined before the launch of a product are charged to research and development expense. Impairments or losses determined post-launch are charged to cost of revenue. We evaluate long-lived royalty-based assets for impairment generally using undiscounted cash flows when impairment indicators exist. Unrecognized minimum royalty-based commitments are accounted for as executory contracts and, therefore, any losses on these commitments are recognized when the underlying intellectual property is abandoned (*i.e.*, cease use) or the contractual rights to use the intellectual property are terminated.

Advertising Costs

We generally expense advertising costs as incurred, except for production costs associated with media campaigns, which are recognized as prepaid assets (to the extent paid in advance) and expensed at the first run of the advertisement. Cooperative advertising costs are recognized when incurred and are included in marketing and sales expense if there is a separate identifiable benefit for which we can reasonably estimate the fair value of the benefit identified. Otherwise, they are recognized as a reduction of revenue and are generally accrued when revenue is recognized. We then reimburse the channel partner when qualifying claims are submitted.

We are also reimbursed by our vendors for certain advertising costs incurred by us that benefit our vendors. Such amounts are recognized as a reduction of marketing and sales expense if the advertising (1) is specific to the vendor, (2) represents an identifiable benefit to us, and (3) represents an incremental cost to us. Otherwise, vendor reimbursements are recognized as a reduction of cost of revenue as the related revenue is recognized. Vendor reimbursements of advertising costs of $39 million, $31 million, and $39 million reduced marketing and sales expense for the fiscal years ended March 31, 2012, 2011 and 2010, respectively. For the fiscal years ended

March 31, 2012, 2011 and 2010, advertising expense, net of vendor reimbursements, totaled approximately $321 million, $312 million, and $326 million, respectively.

Software Development Costs

Research and development costs, which consist primarily of software development costs, are expensed as incurred. We are required to capitalize software development costs incurred for computer software to be sold, leased or otherwise marketed after technological feasibility of the software is established or for development costs that have alternative future uses. Under our current practice of developing new products, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. The software development costs that have been capitalized to date have been insignificant.

Stock-Based Compensation

We are required to estimate the fair value of share-based payment awards on the date of grant. We recognize compensation costs for stock-based payment awards to employees based on the grant-date fair value using a straight-line approach over the service period for which such awards are expected to vest.

We determine the fair value of our share-based payment awards as follows:

- *Restricted Stock Units, Restricted Stock, and Performance-Based Restricted Stock Units.* The fair value of restricted stock units, restricted stock, and performance-based restricted stock units (other than market-based restricted stock units) is determined based on the quoted market price of our common stock on the date of grant. Performance-based restricted stock units include grants made (1) to certain members of executive management primarily granted in fiscal year 2008 and (2) in connection with certain acquisitions.
- *Market-Based Restricted Stock Units.* Market-based restricted stock units consist of grants of performance-based restricted stock units to certain members of executive management (referred to herein as "market-based restricted stock units"). The fair value of our market-based restricted stock units is determined using a Monte-Carlo simulation model. Key assumptions for the Monte-Carlo simulation model are the risk-free interest rate, expected volatility, expected dividends and correlation coefficient.
- *Stock Options and Employee Stock Purchase Plan.* The fair value of stock options and stock purchase rights granted pursuant to our equity incentive plans and our 2000 Employee Stock Purchase Plan ("ESPP"), respectively, is determined using the Black-Scholes valuation model based on the multiple-award valuation method. Key assumptions of the Black-Scholes valuation model are the risk-free interest rate, expected volatility, expected term and expected dividends.

The determination of the fair value of market-based restricted stock units, stock options and ESPP is affected by assumptions regarding subjective and complex variables. Generally, our assumptions are based on historical information and judgment is required to determine if historical trends may be indicators of future outcomes. Employee stock-based compensation expense is calculated based on awards ultimately expected to vest and is reduced for estimated forfeitures. Forfeitures are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates and an adjustment to stock-based compensation expense will be recognized at that time.

Foreign Currency Translation

For each of our foreign operating subsidiaries, the functional currency is generally its local currency. Assets and liabilities of foreign operations are translated into U.S. dollars using month-end exchange rates, and revenue and expenses are translated into U.S. dollars using average exchange rates. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders' equity.

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. Net foreign currency transaction gains (losses) of $(29) million, $12 million, and $(19) million for the fiscal years ended March 31, 2012, 2011 and 2010, respectively, are included in interest and other income, net, in our Consolidated Statements of Operations.

Impact of Recently Issued Accounting Standards

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income.* ASU 2011-05 requires one of two alternatives for presenting comprehensive income and eliminates the option to report other comprehensive income and its components as a part of the Consolidated Statements of Stockholders' Equity. Additionally, ASU 2011-05 requires presentation on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The requirement related to the reclassification adjustments from other comprehensive income to net income was deferred in December 2011, as a result of the issuance of ASU 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update 2011-05 (Topic 220).* The amendments in ASU 2011-05, as amended by ASU 2011-12, do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU 2011-05, as amended by ASU 2011-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2011 and is to be applied retrospectively. We will adopt ASU 2011-05 during the first quarter of fiscal year 2013. We do not expect the adoption of ASU 2011-05, as amended by ASU 2011-12 to have a material impact on our Consolidated Financial Statements.

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities*, which creates new disclosure requirements about the nature of an entity's rights of offset and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The new disclosures are designed to make financial statements that are prepared under U.S. Generally Accepted Accounting Principles more comparable to those prepared under International Financial Reporting Standards. We are evaluating the impact of ASU 2011-11 on our Consolidated Financial Statements.

(2) FAIR VALUE MEASUREMENTS

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, we consider the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the asset or liability. We measure certain financial and nonfinancial assets and liabilities at fair value on a recurring and nonrecurring basis.

Fair Value Hierarchy

The three levels of inputs that may be used to measure fair value are as follows:

- *Level 1.* Quoted prices in active markets for identical assets or liabilities.
- *Level 2.* Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities.
- *Level 3.* Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities.

On January 1, 2012, we adopted the FASB Accounting Standards Update ("ASU") 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The guidance limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. Adoption of this new guidance did not have a material impact on our Consolidated Financial Statements.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2012 and 2011, our assets and liabilities that were measured and recorded at fair value on a recurring basis were as follows (in millions):

	As of March 31, 2012	Fair Value Measurements at Reporting Date Using Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance Sheet Classification
Assets					
Money market funds	$ 490	$490	$ —	$ —	Cash equivalents
Available-for-sale securities:					
U.S. Treasury securities	170	170	—	—	Short-term investments and cash equivalents
Corporate bonds	150	—	150	—	Short-term investments
Marketable equity securities	119	119	—	—	Marketable equity securities
U.S. agency securities	116	—	116	—	Short-term investments
Commercial paper	16	—	16	—	Short-term investments and cash equivalents
Deferred compensation plan assets[(a)]	11	11	—	—	Other assets
Foreign currency derivatives	2	—	2	—	Other current assets
Total assets at fair value	$1,074	$790	$284	$ —	
Liabilities					
Contingent consideration[(b)]	$ 112	$ —	$ —	$112	Accrued and other current liabilities and other liabilities
Total liabilities at fair value	$ 112	$ —	$ —	$112	

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Contingent Consideration
Balance as of March 31, 2011	$ 51
Additions	100
Change in fair value[(c)]	11
Payments [(d)]	(25)
Reclassification[(e)]	(25)
Balance as of March 31, 2012	$112

	As of March 31, 2011	Fair Value Measurements at Reporting Date Using — Quoted Prices in Active Markets for Identical Financial Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance Sheet Classification
Assets					
Money market funds	$ 774	$ 774	$ —	$ —	Cash equivalents
Available-for-sale securities:					
Corporate bonds	253	—	253	—	Short-term investments
Marketable equity securities	161	161	—	—	Marketable equity securities
U.S. Treasury securities	129	129	—	—	Short-term investments and cash equivalents
U.S. agency securities	102	—	102	—	Short-term investments
Commercial paper	31	—	31	—	Short-term investments and cash equivalents
Deferred compensation plan assets [(a)]	12	12	—	—	Other assets
Total assets at fair value	$1,462	$1,076	$386	$ —	
Liability					
Contingent consideration [(b)]	$ 51	$ —	$ —	$ 51	Accrued and other current liabilities and other liabilities
Total liability at fair value	$ 51	$ —	$ —	$ 51	

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) — Contingent Consideration
Balance as of March 31, 2010	$ 65
Additions	3
Change in fair value [(c)]	(17)
Balance as of March 31, 2011	$ 51

(a) The deferred compensation plan assets consist of various mutual funds.

(b) The contingent consideration as of March 31, 2012 represents the estimated fair value of the additional variable cash consideration payable primarily in connection with our acquisitions of PopCap Games, Inc. ("PopCap"), KlickNation Corporation ("KlickNation"), and Chillingo Limited ("Chillingo") that is contingent upon the achievement of certain performance milestones. The contingent consideration as of March 31, 2011 represents the estimated fair value of the additional variable cash consideration payable primarily in connection with our acquisitions of Playfish Limited ("Playfish") and Chillingo that is contingent upon the achievement of certain performance milestones. We estimated the fair value of the acquisition-related contingent consideration payable using probability-weighted discounted cash flow models, and applied a discount rate that appropriately captures a market participant's view of the risk associated with the obligations. During the fiscal year 2012, the discount rate used had a weighted average of 12 percent. During the fiscal year 2011, the discount rate used had a weighted average of 12 percent. The significant unobservable input used in the fair value measurement of the acquisition-related contingent consideration payable are forecasted earnings. Significant changes in forecasted earnings would result in a significantly higher or lower fair value measurement. At March 31, 2012 and 2011, the fair market value of acquisition-related contingent consideration totaled $112 million and $51 million, respectively, compared to a maximum potential payout of $572 million and $110 million, respectively.

(c) The change in fair value is reported as acquisition-related contingent consideration in our Consolidated Statements of Operations.

(d) During the fourth quarter of fiscal year 2012, we made a payment of $25 million to settle certain performance milestones achieved through December 31, 2011 in connection with our acquisition of Playfish. See Note 5 and Note 9 for additional information regarding the Playfish acquisition.

(e) During the fourth quarter of fiscal year 2012, we reclassified $25 million of contingent consideration in connection with our acquisition of Playfish to other current liabilities in our Consolidated Balance Sheet as the contingency was settled. This amount is no longer measured at fair value on a recurring basis and is expected to be paid during the second quarter of fiscal 2013. See Note 5 and Note 9 for additional information regarding the Playfish acquisition.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

During fiscal year 2012, our assets that were measured and recorded at fair value on a nonrecurring basis and the related impairments on those assets were as follows (in millions):

		Fair Value Measurements Using			
	Net Carrying Value as of March 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Impairments for the Fiscal Year Ended March 31, 2012
Assets					
Acqusition-related intangible assets	$—	$—	$—	$—	$12
Total impairments recorded for non-recurring measurements on assets held as of March 31, 2012					$12

During fiscal year 2012, we became aware of facts and circumstances that indicated that the carrying value of some of our acquisition-related intangible assets were not recoverable. This impairment is included in cost of product revenue on our Consolidated Statement of Operations.

During fiscal year 2011, our assets that were measured and recorded at fair value on a nonrecurring basis and the related impairments on those assets were as follows (in millions):

		Fair Value Measurements Using			
	Net Carrying Value as of March 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Impairments for the Fiscal Year Ended March 31, 2011
Assets					
Royalty-based asset	$10	$—	$—	$10	$13
Total impairments recorded for non-recurring measurements on assets held as of March 31, 2011					$13

During fiscal year 2011, we became aware of facts and circumstances that indicated that the carrying value of one of our royalty-based assets was not recoverable. This impairment is included in research and development expenses on our Consolidated Statement of Operations.

(3) FINANCIAL INSTRUMENTS

Cash and Cash Equivalents

As of March 31, 2012 and 2011, our cash and cash equivalents were $1,293 million and $1,579 million, respectively. Cash equivalents were valued at their carrying amounts as they approximate fair value due to the short maturities of theses financial instruments.

Short-Term Investments

Short-term investments consisted of the following as of March 31, 2012 and 2011 (in millions):

	As of March 31, 2012				As of March 31, 2011			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	$166	$—	$—	$166	$124	$—	$—	$124
Corporate bonds	149	1	—	150	252	1	—	253
U.S. agency securities	116	—	—	116	102	—	—	102
Commercial paper	5	—	—	5	18	—	—	18
Short-term investments	$436	$ 1	$—	$437	$496	$ 1	$—	$497

We evaluate our investments for impairment quarterly. Factors considered in the review of investments with an unrealized loss include the credit quality of the issuer, the duration that the fair value has been less than the adjusted cost basis, severity of the impairment, reason for the decline in value and potential recovery period, the financial condition and near-term prospects of the investees, our intent to sell the investments, any contractual terms impacting the prepayment or settlement process, as well as if we would be required to sell an investment due to liquidity or contractual reasons before its anticipated recovery. Based on our review, we did not consider these investments to be other-than-temporarily impaired as of March 31, 2012 and 2011.

The following table summarizes the amortized cost and fair value of our short-term investments, classified by stated maturity as of March 31, 2012 and 2011 (in millions):

	As of March 31, 2012		As of March 31, 2011	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Short-term investments				
Due in 1 year or less	$207	$207	$214	$214
Due in 1-2 years	123	124	156	157
Due in 2-3 years	106	106	126	126
Short-term investments	$436	$437	$496	$497

Marketable Equity Securities

Our investments in marketable equity securities consist of investments in common stock of publicly-traded companies and are accounted for as available-for-sale securities and are recorded at fair value. Unrealized gains and losses are recorded as a component of accumulated other comprehensive income in stockholders' equity, net of tax, until either the security is sold or we determine that the decline in the fair value of a security to a level below its adjusted cost basis is other-than-temporary. We evaluate these investments for impairment quarterly. If we conclude that an investment is other-than-temporarily impaired, we will recognize an impairment charge at that time in our Consolidated Statements of Operations.

Marketable equity securities consisted of the following as of March 31, 2012 and 2011 (in millions):

	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of March 31, 2012	$32	$ 87	$—	$119
As of March 31, 2011	$32	$129	$—	$161

In April 2007, we expanded our commercial agreements with, and made strategic equity investments in, Neowiz Corporation and a related online gaming company, Neowiz Games. We refer to Neowiz Corporation and Neowiz Games collectively as "Neowiz." Based in Korea, Neowiz is an online media and gaming company with which we partnered in 2006 to launch *EA SPORTS FIFA Online* in Korea. We purchased 15 percent of the then-outstanding common shares (representing 15 percent of the voting rights at that time) of Neowiz Corporation and 15 percent of the then-outstanding common shares (representing 15 percent of the voting rights at the time) of Neowiz Games, for approximately $83 million. In addition, we purchased preferred shares of Neowiz, which were classified as other assets on our Consolidated Balance Sheet as of March 31, 2010. During the fourth quarter of fiscal year 2011, we exercised our option to convert all of the preferred shares to common shares. As of March 31, 2012 and 2011, we had an adjusted cost basis in our investment in Neowiz of $32 million due to impairments on the investment recognized in prior years. We did not recognize any impairment charges on our Neowiz common shares during the fiscal years ended March 31, 2012, 2011 and 2010.

In February 2005, we purchased approximately 19.9 percent of the then-outstanding ordinary shares (representing approximately 18 percent of the voting rights at the time) of Ubisoft Entertainment ("Ubisoft") for $91 million. As of March 31, 2010, we owned approximately 15 percent of the outstanding shares of Ubisoft (representing approximately 13 percent of the voting rights). During the fiscal year ended March 31, 2011, we sold our investment in Ubisoft and received proceeds of $121 million and realized a gain of $28 million, net of costs to sell. The realized gain is included in gains (losses) on strategic investments, net, in our Consolidated Statements of Operations.

In May 2007, we entered into a licensing agreement with, and made a strategic equity investment in The9 Limited, a leading online game operator in China. We purchased approximately 15 percent of the outstanding common shares (representing 15 percent of the voting rights at that time) of The9 for approximately $167 million. We began selling this investment in fiscal year 2010 and sold the remaining portion in fiscal year 2011. During the fiscal years ended March 31, 2011 and 2010, we received proceeds of $11 million and $17 million, respectively, from the sale of this investment and realized losses of $3 million and less than $1 million, respectively. Due to various factors, including but not limited to, the extent and duration during which the market prices of these securities had been below adjusted cost and our intent to hold certain securities, we recognized impairment charges attributed to unrealized losses on our investment in The9 that we concluded were other-than-temporary in the amount of $2 million and $26 million during the fiscal years ended March 31, 2011 and 2010, respectively. The realized losses and impairment charges for the fiscal years ended March 31, 2011 and 2010 are included in gains (losses) on strategic investments, net, in our Consolidated Statements of Operations.

0.75% Convertible Senior Notes Due 2016

The following table summarizes the carrying value and fair value of our 0.75% Convertible Senior Notes due 2016 as of March 31, 2012 (in millions):

	As of March 31, 2012	
	Carrying Value	Fair Value
0.75% Convertible Senior Notes due 2016	$539	$584

The carrying value of the 0.75% Convertible Senior Notes due 2016 excludes the fair value of the equity conversion feature, which was classified as equity upon issuance, while the fair value is based on quoted market prices for the 0.75% Convertible Senior Notes due 2016, which includes the equity conversion feature. The fair value of the 0.75% Convertible Senior Notes due 2016 is classified as level 2 within the fair value hierarchy. See Note 11 for additional information related to our 0.75% Convertible Senior Notes due 2016.

(4) DERIVATIVE FINANCIAL INSTRUMENTS

The assets or liabilities associated with our derivative instruments and hedging activities are recorded at fair value in other current assets or accrued and other current liabilities, respectively, on our Consolidated Balance Sheets. As discussed below, the accounting for gains and losses resulting from changes in fair value depends on the use of the derivative instrument and whether it is designated and qualifies for hedge accounting.

We transact business in various foreign currencies and have significant international sales and expenses denominated in foreign currencies, subjecting us to foreign currency risk. We purchase foreign currency option contracts, generally with maturities of 15 months or less, to reduce the volatility of cash flows primarily related to forecasted revenue and expenses denominated in certain foreign currencies. Our cash flow risks are primarily related to fluctuations in the Euro, British pound sterling and Canadian dollar. In addition, we utilize foreign currency forward contracts to mitigate foreign exchange rate risk associated with foreign-currency-denominated monetary assets and liabilities, primarily intercompany receivables and payables. The foreign currency forward contracts generally have a contractual term of approximately three months or less and are transacted near month-end. At each quarter-end, the fair value of the foreign currency forward contracts generally is not significant. We do not use foreign currency option or foreign currency forward contracts for speculative or trading purposes.

Cash Flow Hedging Activities

Our foreign currency option contracts are designated and qualify as cash flow hedges. The effectiveness of the cash flow hedge contracts, including time value, is assessed monthly using regression analysis, as well as other timing and probability criteria. To qualify for hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedges and must be highly effective in offsetting changes to future cash flows on hedged transactions. The effective portion of gains or losses resulting from changes in the fair value of these hedges is initially reported, net of tax, as a component of accumulated other comprehensive income in stockholders' equity. The gross amount of the effective portion of gains or losses resulting from changes in the fair value of these hedges is subsequently reclassified into net revenue or research and development expenses, as appropriate, in the period when the forecasted transaction is recognized in our Consolidated Statements of Operations. In the event that the gains or losses in accumulated other comprehensive income are deemed to be ineffective, the ineffective portion of gains or losses resulting from changes in fair value, if any, is reclassified to interest and other income (expense), net, in our Consolidated Statements of Operations. In the event that the underlying forecasted transactions do not occur, or it becomes remote that they will occur, within the defined hedge period, the gains or losses on the related cash flow hedges are reclassified from accumulated other comprehensive income to interest and other income (expense), net, in our Consolidated Statements of Operations. During the reporting periods, all forecasted transactions occurred and, therefore, there were no such gains or losses reclassified into interest and other income (expense), net. As of March 31, 2012, we had foreign currency option contracts to purchase approximately $74 million in foreign currency and to sell approximately $78 million of foreign currency. All of the foreign currency option contracts outstanding as of March 31, 2012 will mature in the next 12 months. As of March 31, 2011, we had foreign currency option contracts to purchase approximately $40 million in foreign currency and to sell approximately $10 million of foreign currencies.

As of March 31, 2012, these foreign currency option contracts outstanding had a total fair value of $2 million and are included in other current assets. As of March 31, 2011, the fair value of these outstanding foreign currency option contracts was immaterial and are included in other current assets.

The effect of the gains and losses from our foreign currency option contracts in our Consolidated Statements of Operations for the fiscal years ended March 31, 2012, 2011 and 2010 were immaterial.

Balance Sheet Hedging Activities

Our foreign currency forward contracts are not designated as hedging instruments, and are accounted for as derivatives whereby the fair value of the contracts is reported as other current assets or accrued and other current liabilities on our Consolidated Balance Sheets, and gains and losses resulting from changes in the fair value are reported in interest and other income, net, in our Consolidated Statements of Operations. The gains and losses on these foreign currency forward contracts generally offset the gains and losses in the underlying foreign-currency-denominated monetary assets and liabilities, which are also reported in interest and other income, net, in our Consolidated Statements of Operations. As of March 31, 2012, we had foreign currency forward contracts to purchase and sell approximately $242 million in foreign currencies. Of this amount, $197 million represented contracts to sell foreign currencies in exchange for U.S. dollars, $37 million to purchase foreign currency in exchange for U.S. dollars and $8 million to sell foreign currency in exchange for British pound sterling. As of March 31, 2011, we had foreign currency forward contracts to purchase and sell approximately $187 million in foreign currencies. Of this amount, $140 million represented contracts to sell foreign currencies in exchange for U.S. dollars, $31 million to purchase foreign currencies in exchange for U.S. dollars and $16 million to sell foreign currencies in exchange for British pound sterling. The fair value of our foreign currency forward contracts was measured using Level 2 inputs and was immaterial as of March 31, 2012 and 2011.

The effect of foreign currency forward contracts in our Consolidated Statements of Operations for the fiscal years ended March 31, 2012, 2011 and 2010, was as follows (in millions):

	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative		
		Year Ended March 31,		
		2012	2011	2010
Foreign currency forward contracts not designated as hedging instruments . . .	Interest and other income (expense), net	$21	$(12)	$10

(5) BUSINESS COMBINATIONS

Fiscal Year 2012 Acquisitions

PopCap Games Inc.

In August 2011, we acquired all of the outstanding shares of PopCap for an aggregate purchase price of approximately (1) $645 million in cash and (2) $87 million in privately-placed shares of our common stock to the founders and chief executive officer of PopCap. In addition, we agreed to grant over a four year period to PopCap's employees up to $50 million in long-term equity retention arrangements in the form of restricted stock unit awards and options to acquire our common stock. These awards and options are accounted for as stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation. PopCap is a leading developer of games for mobile phones, tablets, PCs, and social network sites. This acquisition strengthens our participation in casual gaming and contributes to the growth of our digital product offerings.

The following table summarizes the acquisition date fair value of the consideration transferred which consisted of the following (in millions):

Cash . . .	$ 645
Equity . . .	87
Total purchase price . . .	$ 732

The equity included in the consideration above consisted of privately-placed shares of our common stock, whose fair value was determined based on the quoted market price of our common stock on the date of acquisition.

In addition, we may be required to pay additional variable cash consideration that is contingent upon the achievement of certain performance milestones through December 31, 2013 and is limited to a maximum of $550 million based on achievement of certain non-GAAP earnings targets before interest and tax. At the upper end of the earn-out, the performance targets for earnings before income and taxes ("EBIT") are approximately $343 million in aggregate PopCap stand-alone EBIT generated over the two-year period ending December 31, 2013. The estimated fair value of the contingent consideration arrangement at the acquisition date was $95 million. We estimated the fair value of the contingent consideration using probability assessments of expected future cash flows over the period in which the obligation is expected to be settled, and applied a discount rate that appropriately captures a market participant's view of the risk associated with the obligation.

The final allocation of the purchase price was completed during the third quarter of fiscal year 2012. The following table summarizes the fair values of assets acquired and liabilities assumed at the date of acquisition (in millions):

Current assets	$ 62
Property and equipment, net	6
Goodwill	563
Finite-lived intangible assets	302
Contingent consideration	(95)
Deferred income taxes, net	(51)
Other liabilities	(55)
Total purchase price	$732

All of the goodwill is assigned to our EA Labels operating segment. None of the goodwill recognized upon acquisition is deductible for tax purposes. See Note 6 for additional information related to the changes in the carrying amount of goodwill and Note 18 for segment information.

Finite-lived intangible assets acquired in this transaction are being amortized on a straight-line basis over their estimated lives ranging from three to nine years. The intangible assets as of the date of the acquisition include:

	Gross Carrying Amount (in millions)	Weighted-Average Useful Life (in years)
Developed and core technology	$245	6
Trade names and trademarks	40	9
In-process research and development	15	5
Other intangibles	2	4
Total finite-lived intangibles	$302	6

In connection with our acquisition of PopCap, we acquired in-process research and development assets valued at approximately $15 million in relation to game software that had not reached technical feasibility as of the date of acquisition. The fair value of PopCap's products under development was determined using the income approach, which discounts expected future cash flows from the acquired in-process technology to present value. The discount rates used in the present value calculations were derived from an average weighted average cost of capital of 13 percent.

There were six in-process research and development projects acquired as of the acquisition date each with $4 million or less of assigned fair value and $15 million of aggregate fair value. Additionally each project had less than $2 million of estimated costs to complete and $5 million aggregate cost to complete. As of the acquisition date, the weighted-average estimated percentage completion of all six projects combined was 36 percent. Benefits from the development efforts have begun to be received in the fourth quarter of fiscal year 2012 and the remaining development efforts are expected to be completed in fiscal year 2013.

The results of operations of PopCap and the estimated fair market values of the assets acquired and liabilities assumed have been included in our Consolidated Financial Statements since the date of acquisition. Pro forma results of operations have not been presented because the effect of the acquisition was not material to our Consolidated Statements of Operations.

KlickNation and Other Fiscal 2012 Acquisitions

In November 2011, we acquired KlickNation, a developer of social role-playing games. During the fiscal year ended March 31, 2012, we completed three other acquisitions. These business combinations were completed for total cash consideration of approximately $55 million. These acquisitions were not material to our Consolidated Balance Sheets and Statements of Operations. The results of operations and the estimated fair value of the acquired assets and assumed liabilities have been included in our Consolidated Financial Statements since the date of the acquisitions. See Note 6 for information regarding goodwill and acquisition-related intangible assets. Pro forma results of operations have not been presented because the effect of the acquisitions was not material to our Consolidated Statements of Operations.

Fiscal Year 2011 Acquisition

In October 2010, we acquired all of the outstanding shares of Chillingo in cash. Chillingo publishes games and software for various mobile platforms. In addition, in connection and with the acquisition, we will pay additional variable cash contingent upon the achievement of certain performance milestones through March 31, 2014. We paid $4 million related to this arrangement during the first quarter of fiscal year 2013. This acquisition did not have a significant impact on our Consolidated Financial Statements.

Fiscal Year 2010 Acquisitions

Playfish

In November 2009, we acquired all of the outstanding shares of Playfish for an aggregate purchase price of approximately $308 million in cash and equity. Playfish is a developer of free-to-play social games that can be played on social networking platforms. The following table summarizes the acquisition date fair value of the consideration transferred which consisted of the following (in millions):

Cash	$ 297
Equity	11
Total purchase price	$ 308

The equity included in the consideration above consisted of restricted stock and restricted stock units, using the quoted market price of our common stock on the date of grant.

In addition, we were required to pay additional variable cash consideration that was contingent upon the achievement of certain performance milestones through December 31, 2011 and was limited to a maximum of $100 million based on tiered revenue targets. In connection with this arrangement, we paid $25 million during the fourth quarter of fiscal year 2012. We expect to pay an additional $25 million during the second quarter of fiscal year 2013.

The following table summarizes the fair values of assets acquired and liabilities assumed at the date of acquisition (in millions):

Current assets	$ 32
Deferred income taxes, net	20
Property and equipment, net	1
Goodwill	274
Finite-lived intangibles assets	53
Contingent consideration	(63)
Other liabilities	(9)
Total purchase price	$308

All of the goodwill was initially assigned to our Playfish operating segment, and subsequently assigned to our EA Labels operating segment. None of the goodwill recognized upon acquisition is deductible for tax purposes. See Note 6 for additional information related to the changes in the carrying amount of goodwill and Note 18 for segment information.

Finite-lived intangible assets acquired in this transaction are being amortized on a straight-line basis over their estimated lives ranging from two to five years. The intangible assets as of the date of the acquisition include:

	Gross Carrying Amount (in millions)	Weighted-Average Useful Life (in years)
Registered user base	$ 33	2
Developed and core technology	13	5
Trade names and trademarks	4	5
Other intangibles	3	4
Total finite-lived intangibles	$ 53	3

The results of operations of Playfish and the estimated fair market values of the assets acquired and liabilities assumed have been included in our Consolidated Financial Statements since the date of acquisition. Pro forma results of operations have not been presented because the effect of the acquisition was not material to our Consolidated Statements of Operations.

Other Fiscal Year 2010 Acquisitions

During the fiscal year ended March 31, 2010, we completed three additional acquisitions that did not have a significant impact on our Consolidated Financial Statements.

(6) GOODWILL AND ACQUISITION-RELATED INTANGIBLES, NET

The changes in the carrying amount of goodwill are as follows (in millions):

	EA Labels Segment
As of March 31, 2011	
Goodwill	$1,478
Accumulated impairment	(368)
	1,110
Goodwill acquired	610
Effects of foreign currency translation	(2)
As of March 31, 2012	
Goodwill	2,086
Accumulated impairment	(368)
	$1,718

Goodwill represents the excess of the purchase price over the fair value of the underlying acquired net tangible and intangible assets. The factors that contributed to the recognition of goodwill included securing buyer-specific synergies that increase revenue and profits and are not otherwise available to a marketplace participant, acquiring a talented workforce, and cost saving opportunities. Goodwill is not amortized, but rather subject to at least an annual assessment for impairment by applying a fair value-based test.

During the fiscal years ended March 31, 2012, 2011 and 2010, we found no indicators of impairment of our recorded goodwill and as such, we did not recognize an impairment charge on goodwill in fiscal years 2012, 2011 and 2010.

Acquisition-related intangible assets, net of accumulated amortization, as of March 31, 2012 and 2011, were $369 million and $144 million, respectively, and include costs for obtaining (1) developed and core technology, (2) trade names and trademarks, (3) carrier contracts and related, (4) registered user base and other intangibles, and (5) in-process research and development.

Amortization of intangibles for the fiscal years ended March 31 2012, 2011 and 2010 are classified in the Consolidated Statement of Operations as follows (in millions):

	Year Ended March 31,		
	2012	2011	2010
Cost of product	$35	$ 9	$ 7
Cost of service and other	17	3	3
Research and development	43	57	53
Total	$95	$69	$63

Acquisition-related intangible assets are amortized using the straight-line method over the lesser of their estimated useful lives or the agreement terms, typically from two to fourteen years. As of March 31, 2012 and 2011, the weighted-average remaining useful life for acquisition-related intangible assets was approximately 5.7 and 5.1 years for each period, respectively.

Acquisition-related intangibles, consisted of the following (in millions):

	As of March 31, 2012			As of March 31, 2011		
	Gross Carrying Amount	Accumulated Amortization	Acquisition-Related Intangibles, Net	Gross Carrying Amount	Accumulated Amortization	Acquisition-Related Intangibles, Net
Developed and core technology	$518	$(229)	$289	$259	$(180)	$ 79
Trade names and trademarks	131	(84)	47	90	(70)	20
Registered user base and other intangibles	90	(80)	10	86	(64)	22
Carrier contracts and related	85	(67)	18	85	(62)	23
In-process research and development	10	(5)	5	—	—	—
Total	$834	$(465)	$369	$520	$(376)	$144

As of March 31, 2012, future amortization of finite-lived intangibles that will be recorded in cost of revenue and operating expenses is estimated as follows (in millions):

Fiscal Year Ending March 31,	
2013	$ 78
2014	67
2015	62
2016	50
2017	42
Thereafter	70
Total	$369

(7) RESTRUCTURING AND OTHER CHARGES

Restructuring and other restructuring plan-related information as of March 31, 2012 was as follows (in millions):

	Fiscal 2011 Restructuring		Fiscal 2010 Restructuring			Fiscal 2009 Restructuring		Other Restructurings and Reorganization		
	Workforce	Other	Workforce	Facilities-related	Other	Workforce	Facilities-related	Facilities-related	Other	Total
Balances as of March 31, 2009	—	—	—	—	—	8	5	7	3	23
Charges to operations	—	—	62	22	32	1	13	3	7	140
Charges settled in cash	—	—	(29)	(2)	(1)	(9)	(11)	—	(10)	(62)
Charges settled in non-cash	—	—	(25)	(9)	(24)	—	(4)	(3)	—	(65)
Accrual reclassification	—	—	—	—	—	—	—	(7)	—	(7)
Balances as of March 31, 2010	—	—	8	11	7	—	3	—	—	29
Charges to operations	13	135	—	—	13	—	—	—	—	161
Charges settled in cash	(8)	(32)	(8)	(6)	(15)	—	(1)	—	—	(70)
Charges settled in non-cash	(2)	(2)	—	1	—	—	—	—	—	(3)
Balances as of March 31, 2011	3	101	—	6	5	—	2	—	—	117
Charges to operations	(1)	21	—	(2)	8	—	—	(10)	—	16
Charges settled in cash	(2)	(47)	—	(3)	(13)	—	—	10	—	(55)
Balances as of March 31, 2012	$—	$ 75	$ —	$ 1	$ —	$—	$ 2	$ —	$ —	$ 78

Fiscal 2011 Restructuring

In fiscal year 2011, we announced a plan focused on the restructuring of certain licensing and developer agreements in an effort to improve the long-term profitability of our packaged goods business. Under this plan, we amended certain licensing and developer agreements. To a much lesser extent, as part of this restructuring we had workforce reductions and facilities closures through March 31, 2011. Substantially all of these exit activities were completed by March 31, 2011.

As part of our fiscal 2011 restructuring plan, we amended certain license agreements to terminate certain rights we previously had to use the licensors' intellectual property. However, under these agreements we continue to be obligated to pay the contractual minimum royalty-based commitments set forth in the original agreements. Accordingly, we recognized losses and impairments of $123 million representing (1) the net present value of the estimated payments related to terminating these rights and (2) writing down assets associated with these agreements to their approximate fair value. In addition, for one agreement, the actual amount of the loss is variable and subject to periodic adjustments as it is dependent upon the actual revenue we generate from the games. Because the loss for one agreement will be paid in installments through June 2016, our accrued loss was computed using the effective interest method. We currently estimate recognizing in future periods through June 2016, approximately $13 million for the accretion of interest expense related to this obligation. This interest expense will be included in restructuring and other charges in our Consolidated Statement of Operations.

In addition, for the development of certain games, we previously entered into publishing agreements with independent software developers. Under these agreements, we were obligated to pay the independent software developers a predetermined amount (a "Minimum Guarantee") upon delivery of a completed product. The independent software developers were thinly capitalized and they financed the development of products through bank borrowings. During fiscal year 2011, in order to more directly influence the development, product quality and product completion, we amended these agreements whereby we agreed to advance a portion of the Minimum Guarantee prior to completion of the product which were used by the independent software developers to repay their bank loans. In addition, we are now committed to advance the remaining portion of the Minimum Guarantee during the remaining development period. As a result, we have now assumed development risk of the products.

Because the independent software developers are thinly capitalized, our sole ability to recover the Minimum Guarantee is effectively through publishing the software product in development. We also have exclusive rights to exploit the software product once completed. Therefore, we concluded that the substance of the arrangement is the purchase of research and development that has no alternative future use and was expensed upon acquisition. Accordingly, we recognized a $31 million charge in our Consolidated Statement of Operations during the fiscal year ended March 31, 2011. In addition, we will recognize the remaining portion of the Minimum Guarantee to be advanced during the development period as research and development expense as the services are incurred.

Since the inception of the fiscal 2011 restructuring plan through March 31, 2012, we have incurred charges of $168 million, consisting of (1) $125 million related to the amendment of certain licensing agreements and other intangible asset impairment costs, (2) $31 million related to the amendment of certain developer agreements, and (3) $12 million in employee-related expenses. The $75 million restructuring accrual as of March 31, 2012 related to the fiscal 2011 restructuring is expected to be settled by June 2016. In fiscal year 2013 and thereafter, we anticipate incurring $13 million of restructuring charges related to the fiscal 2011 restructuring resulting from interest expense accretion.

Overall, including $168 million in charges incurred through March 31, 2012, we expect to incur total cash and non-cash charges between $180 million and $185 million by June 2016. These charges will consist primarily of (1) charges, including accretion of interest expense, related to the amendment of certain licensing and developer agreements and other intangible asset impairment costs (approximately $170 million) and (2) employee-related costs ($12 million).

Fiscal 2010 Restructuring

In fiscal year 2010, we announced a restructuring plan to narrow our product portfolio to provide greater focus on titles with higher margin opportunities. Under this plan, we reduced our workforce by approximately 1,100 employees and have (1) consolidated or closed various facilities, (2) eliminated certain titles, and (3) incurred IT and other costs to assist in reorganizing certain activities. The majority of these exit activities were completed by March 31, 2010.

Since the inception of the fiscal 2010 restructuring plan through March 31, 2012, we have incurred charges of $135 million, consisting of (1) $62 million in employee-related expenses, (2) $53 million related to intangible asset impairment costs, abandoned rights to intellectual property, and other costs to assist in the reorganization of our business support functions, and (3) $20 million related to the closure of certain of our facilities. We do not expect to incur any additional restructuring charges under this plan. The $1 million restructuring accrual as of March 31, 2012 related to the fiscal 2010 restructuring is expected to be settled by February 2013.

Fiscal 2009 Restructuring

In fiscal year 2009, we announced a cost reduction plan as a result of our performance combined with the economic environment. This plan included a narrowing of our product portfolio, a reduction in our worldwide workforce of approximately 11 percent, or 1,100 employees, the closure of 10 facilities, and reductions in other variable costs and capital expenditures.

Since the inception of the fiscal 2009 restructuring plan through March 31, 2012, we have incurred charges of $55 million, consisting of (1) $33 million in employee-related expenses, (2) $20 million related to the closure of certain of our facilities, and (3) $2 million related to asset impairments. We do not expect to incur any additional restructuring charges under this plan. The restructuring accrual of $2 million as of March 31, 2012 related to the fiscal 2009 restructuring is expected to be settled by September 2016.

Other Restructurings and Reorganization

We also engaged in various other restructurings and a reorganization based on management decisions made prior to April 1, 2008. From April 1, 2008 through March 31, 2012, $31 million in cash has been paid out under these restructuring plans. In December 2007, we commenced marketing our facility in Chertsey, England for sale related to our 2008 reorganization. In August 2011, we completed the sale of our facility in Chertsey, England for $26 million and recognized a gain of $10 million. The gain is included in restructuring and other charges on our Consolidated Statement of Operations for the fiscal year ended March 31, 2012.

Fiscal 2013 Restructuring

On May 7, 2012, we announced a plan of restructuring to align our cost structure with our ongoing digital transformation. Under this plan, we anticipate reducing our workforce and incurring other costs. We expect the majority of these actions to be completed by September 30, 2012.

In connection with this plan, we anticipate incurring approximately $40 million in total costs, of which approximately $31 million will result in future cash expenditures. All of these charges are expected to occur during the fiscal year ending March 31, 2013. These costs will consist of severance and other employee-related costs (approximately $23 million), license termination costs (approximately $11 million) and other costs (approximately $6 million).

(8) ROYALTIES AND LICENSES

Our royalty expenses consist of payments to (1) content licensors, (2) independent software developers, and (3) co-publishing and distribution affiliates. License royalties consist of payments made to celebrities, professional sports organizations, movie studios and other organizations for our use of their trademarks, copyrights, personal publicity rights, content and/or other intellectual property. Royalty payments to independent software developers are payments for the development of intellectual property related to our games. Co-publishing and distribution royalties are payments made to third parties for the delivery of products.

Royalty-based obligations with content licensors and distribution affiliates are either paid in advance and capitalized as prepaid royalties or are accrued as incurred and subsequently paid. These royalty-based obligations are generally expensed to cost of revenue generally at the greater of the contractual rate or an effective royalty rate based on the total projected net revenue for contracts with guaranteed minimums. Prepayments made to thinly capitalized independent software developers and co-publishing affiliates are generally made in connection with the development of a particular product and, therefore, we are generally subject to development risk prior to the release of the product. Accordingly, payments that are due prior to completion of a product are generally expensed to research and development over the development period as the services are incurred. Payments due after completion of the product (primarily royalty-based in nature) are generally expensed as cost of revenue.

Our contracts with some licensors include minimum guaranteed royalty payments, which are initially recorded as an asset and as a liability at the contractual amount when no performance remains with the licensor. When performance remains with the licensor, we record guarantee payments as an asset when actually paid and as a liability when incurred, rather than recording the asset and liability upon execution of the contract. Royalty liabilities are classified as current liabilities to the extent such royalty payments are contractually due within the next 12 months.

Each quarter, we also evaluate the expected future realization of our royalty-based assets, as well as any unrecognized minimum commitments not yet paid to determine amounts we deem unlikely to be realized through product sales. Any impairments or losses determined before the launch of a product are charged to research and development expense. Impairments or losses determined post-launch are charged to cost of revenue. We evaluate long-lived royalty-based assets for impairment generally using undiscounted cash flows when impairment indicators exist. Unrecognized minimum royalty-based commitments are accounted for as executory contracts and, therefore, any losses on these commitments are recognized when the underlying intellectual property is abandoned (*i.e.*, cease use) or the contractual rights to use the intellectual property are terminated. During fiscal year 2012, we recognized losses of $21 million, representing an adjustment to our fiscal 2011 restructuring. During fiscal year 2011, we recognized losses of $85 million, inclusive of $75 million related to the fiscal 2011 restructuring, on previously unrecognized minimum royalty-based commitments. In addition, we recognized impairment charges of $40 million, inclusive of $27 million related to the fiscal 2011 restructuring, on royalty-based assets. During fiscal year 2010, we recognized impairment charges of $10 million, inclusive of $9 million related to the fiscal 2010 restructuring, on royalty-based assets. The losses and impairment charges related to restructuring and other restructuring plan-related activities are presented in Note 7 of the Notes to Consolidated Financial Statements.

The current and long-term portions of prepaid royalties and minimum guaranteed royalty-related assets, included in other current assets and other assets, consisted of (in millions):

	As of March 31,	
	2012	2011
Other current assets	$ 85	$ 89
Other assets	102	22
Royalty-related assets	$187	$111

At any given time, depending on the timing of our payments to our co-publishing and/or distribution affiliates, content licensors and/or independent software developers, we recognize unpaid royalty amounts owed to these parties as accrued liabilities. The current and long-term portions of accrued royalties, included in accrued and other current liabilities and other liabilities, consisted of (in millions):

	As of March 31,	
	2012	2011
Accrued and other current liabilities	$121	$136
Other liabilities	52	61
Royalty-related liabilities	$173	$197

As of March 31, 2012, $75 million of restructuring accruals related to the fiscal 2011 restructuring plan is included in royalty-related liabilities in the table above. See Note 7 for details of restructuring and other restructuring plan-related activities and Note 9 for the details of our accrued and other current liabilities.

In addition, as of March 31, 2012, we were committed to pay approximately $810 million to content licensors, independent software developers, and co-publishing and/or distribution affiliates, but performance remained with the counterparty (*i.e.*, delivery of the product or content or other factors) and such commitments were therefore not recorded in our Consolidated Financial Statements.

(9) BALANCE SHEET DETAILS

Inventories

Inventories as of March 31, 2012 and 2011 consisted of (in millions):

	As of March 31,	
	2012	2011
Raw materials and work in process	$—	$ 8
Finished goods	59	69
Inventories	$59	$77

Property and Equipment, Net

Property and equipment, net, as of March 31, 2012 and 2011 consisted of (in millions):

	As of March 31,	
	2012	2011
Computer equipment and software	$ 575	$ 504
Buildings	339	355
Leasehold improvements	121	105
Office equipment, furniture and fixtures	72	67
Land	64	66
Warehouse equipment and other	10	10
Construction in progress	38	20
	1,219	1,127
Less accumulated depreciation	(651)	(614)
Property and equipment, net	$ 568	$ 513

Depreciation expense associated with property and equipment was $102 million, $104 million and $123 million for the fiscal years ended March 31, 2012, 2011 and 2010, respectively.

On July 13, 2009, we purchased our Redwood Shores headquarters facilities comprised of approximately 660,000 square feet concurrent with the expiration and extinguishment of the lessor's financing agreements. These facilities were subject to lease obligations, which expired in July 2009, and had previously been accounted for as operating leases. The total amount paid under the terms of the leases was $247 million, of which $233 million related to the purchase price of the facilities and $14 million was for the loss on our lease obligation. This $14 million loss is included in general and administrative expense in our Consolidated Statements of Operations for the fiscal year ended March 31, 2010. Subsequent to our purchase, we classified the facilities on our Consolidated Balance Sheet as property and equipment, net, and depreciate the facilities acquired, excluding land, on a straight-line basis over the estimated useful lives.

Acquisition-Related Restricted Cash Included in Other Current Assets

Included in other current assets on our Consolidated Balance Sheets as of March 31, 2012 and 2011 was $31 million and $100 million, respectively, of acquisition-related restricted cash. In connection with our acquisition of Playfish in fiscal year 2010, we deposited $100 million into an escrow account to pay the former shareholders of Playfish in the event certain performance milestones were achieved through December 31, 2011. As a result of certain milestone achievements through December 31, 2011, we paid $25 million in the fourth quarter of fiscal 2012 and expect to pay an additional $25 million in the second quarter of fiscal 2013. We have reclassified the remaining $50 million to cash and cash equivalents. In connection with our acquisition of PopCap in August 2011, we acquired $6 million of additional restricted cash held in an escrow account in the event certain liabilities become due. As these deposits are restricted in nature, they are excluded from cash and cash equivalents.

Accrued and Other Current Liabilities

Accrued and other current liabilities as of March 31, 2012 and 2011 consisted of (in millions):

	As of March 31,	
	2012	2011
Other accrued expenses	$441	$359
Accrued compensation and benefits	233	232
Accrued royalties	98	96
Deferred net revenue (other)	85	81
Accrued and other current liabilities	$857	$768

Deferred net revenue (other) includes the deferral of subscription revenue, deferrals related to our Switzerland distribution business, advertising revenue, licensing arrangements and other revenue for which revenue recognition criteria has not been met.

Deferred Net Revenue (Packaged Goods and Digital Content)

Deferred net revenue (packaged goods and digital content) was $1,048 million and $1,005 million as of March 31, 2012 and 2011, respectively. Deferred net revenue (packaged goods and digital content) includes the unrecognized revenue from (1) bundled sales of certain online-enabled packaged goods and digital content for which either we do not have VSOE for the online service that we provide in connection with the sale of the software or we have an obligation to provide future incremental unspecified digital content, (2) certain packaged goods sales of MMO role-playing games, and (3) sales of certain incremental content associated with our core subscription services that can only be played online, which are types of "micro-transactions." We recognize revenue from sales of online-enabled packaged goods and digital content for which (1) we do not have VSOE for the online service that we provided in connection with the sale and (2) we have an obligation to deliver incremental unspecified digital content in the future without an additional fee on a straight-line basis generally over an estimated six-month period beginning in the month after delivery. However, we expense the cost of revenue related to these transactions during the period in which the product is delivered (rather than on a deferred basis).

(10) INCOME TAXES

The components of our income (loss) before benefit from income taxes for the fiscal years ended March 31, 2012, 2011 and 2010 are as follows (in millions):

	Year Ended March 31,		
	2012	2011	2010
Domestic	$(51)	$(189)	$(501)
Foreign	69	(90)	(205)
Income (loss) before benefit from income taxes	$ 18	$(279)	$(706)

Benefit from income taxes for the fiscal years ended March 31, 2012, 2011 and 2010 consisted of (in millions):

	Current	Deferred	Total
Year Ended March 31, 2012			
Federal	$ 36	$ (89)	$ (53)
State	3	(2)	1
Foreign	(11)	5	(6)
	$ 28	$ (86)	$ (58)
Year Ended March 31, 2011			
Federal	$(23)	$ 2	$ (21)
State	(6)	3	(3)
Foreign	23	(2)	21
	$ (6)	$ 3	$ (3)
Year Ended March 31, 2010			
Federal	$ (8)	$ (57)	$ (65)
State	2	(4)	(2)
Foreign	27	11	38
	$ 21	$ (50)	$ (29)

The differences between the statutory tax expense (benefit) rate and our effective tax expense rate, expressed as a percentage of income (loss) before benefit from income taxes, for the fiscal years ended March 31, 2012, 2011 and 2010 were as follows:

	Year Ended March 31,		
	2012	2011	2010
Statutory federal tax expense (benefit) rate	35.0%	(35.0%)	(35.0%)
State taxes, net of federal benefit	(33.5%)	(5.8%)	(3.4%)
Differences between statutory rate and foreign effective tax rate	(33.5%)	12.3%	4.2%
Valuation allowance	(195.1%)	23.7%	17.2%
Research and development credits	(39.2%)	(2.4%)	(1.1%)
Non-deductible acquisition-related costs and tax expense from integration restructurings	16.7%	—	8.2%
Differences between book and tax loss on strategic investments	—	(8.6%)	—
Expiration of statutes of limitations	(266.8%)	—	—
Non-deductible stock-based compensation	205.6%	12.1%	5.0%
Other	(11.4%)	2.6%	0.8%
Effective tax benefit rate	(322.2%)	(1.1%)	(4.1%)

Undistributed earnings of our foreign subsidiaries amounted to approximately $1,415 million as of March 31, 2012. Those earnings are considered to be indefinitely reinvested and, accordingly, no U.S. income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. It is not practicable to determine the income tax liability that might be incurred if these earnings were to be distributed.

The components of net deferred tax assets, as of March 31, 2012 and 2011 consisted of (in millions):

	As of March 31,	
	2012	2011
Deferred tax assets:		
Accruals, reserves and other expenses	$ 182	$ 178
Tax credit carryforwards	201	181
Stock-based compensation	49	66
Amortization	—	12
Unrealized gain on marketable equity securities	14	—
Net operating loss & capital loss carryforwards	273	234
Total	719	671
Valuation allowance	(487)	(515)
Deferred tax assets, net of valuation allowance	232	156
Deferred tax liabilities:		
Depreciation	(19)	(7)
State effect on federal taxes	(52)	(56)
Amortization	(44)	—
Unrealized gain on marketable equity securities	—	(3)
Prepaids and other liabilities	(22)	(27)
Total	(137)	(93)
Deferred tax assets, net of valuation allowance and deferred tax liabilities	$ 95	$ 63

The valuation allowance decreased by $28 million in fiscal year 2012, primarily due to the decrease in net deferred tax assets as a result of the PopCap and KlickNation acquisitions.

As of March 31, 2012, we have federal net operating loss ("NOL") carry forwards of approximately $550 million of which approximately $216 million is attributable to various acquired companies. These acquired net operating loss carry forwards are subject to an annual limitation under Internal Revenue Code Section 382. The federal NOL, if not fully realized, will begin to expire in 2028. Furthermore, we have state net loss carry forwards of approximately $727 million of which approximately $139 million is attributable to various acquired companies. The state NOL, if not fully realized, will begin to expire in 2016. We also have U.S. federal, California and Canada tax credit carry forwards of $104 million, $103 million and $30 million, respectively. The U.S. federal tax credit carry forwards will begin to expire in 2016. The California and Canada tax credit carry forwards can be carried forward indefinitely.

The total unrecognized tax benefits as of March 31, 2012 and 2011 were $274 million and $273 million, respectively. Of these amounts, $43 million and $37 million of liabilities would be offset by prior cash deposits to tax authorities for issues pending resolution as of March 31, 2012 and 2011, respectively. A reconciliation of the beginning and ending balance of unrecognized tax benefits is summarized as follows (in millions):

Balance as of March 31, 2010	$278
Increases in unrecognized tax benefits related to prior year tax positions	9
Decreases in unrecognized tax benefits related to prior year tax positions	(41)
Increases in unrecognized tax benefits related to current year tax positions	46
Decreases in unrecognized tax benefits related to settlements with taxing authorities	(14)
Reductions in unrecognized tax benefits due to lapse of applicable statute of limitations	(12)
Changes in unrecognized tax benefits due to foreign currency translation	7
Balance as of March 31, 2011	273
Increases in unrecognized tax benefits related to prior year tax positions	7
Decreases in unrecognized tax benefits related to prior year tax positions	(4)
Increases in unrecognized tax benefits related to current year tax positions	58
Decreases in unrecognized tax benefits related to settlements with taxing authorities	(1)
Reductions in unrecognized tax benefits due to lapse of applicable statute of limitations	(54)
Changes in unrecognized tax benefits due to foreign currency translation	(5)
Balance as of March 31, 2012	$274

During the fiscal year ended March 31, 2011 we reached a final settlement with the Internal Revenue Service ("IRS") for the fiscal years 2000 through 2005. As a result, we recorded approximately $22 million of previously unrecognized tax benefits and reduced our accrual for interest by approximately $10 million.

A portion of our unrecognized tax benefits will affect our effective tax rate if they are recognized upon favorable resolution of the uncertain tax positions. As of March 31, 2012, approximately $98 million of the unrecognized tax benefits would affect our effective tax rate and approximately $163 million would result in corresponding adjustments to the deferred tax valuation allowance. As of March 31, 2011, approximately $137 million of the unrecognized tax benefits would affect our effective tax rate and approximately $123 million would result in adjustments to deferred tax valuation allowance.

Interest and penalties related to estimated obligations for tax positions taken in our tax returns are recognized in income tax expense in our Consolidated Statements of Operations. The combined amount of accrued interest and penalties related to tax positions taken on our tax returns and included in non-current other liabilities was approximately $21 million as of March 31, 2012, as compared to $24 million as of March 31, 2011. Accrued interest expense related to estimated obligations for unrecognized tax benefits decreased by approximately $3 million during fiscal year 2012. There is no material change in accrued penalties during fiscal year 2012.

We file income tax returns in the United States, including various state and local jurisdictions. Our subsidiaries file tax returns in various foreign jurisdictions, including Canada, France, Germany, Switzerland and the United Kingdom. The IRS has completed its examination of our federal income tax returns through fiscal year 2005, and is currently examining our fiscal years 2006, 2007 and 2008 tax returns. We are also currently under income tax examination in Canada for fiscal years 2004 and 2005, and in France for fiscal years 2006 through 2007. We remain subject to income tax examination for several other jurisdictions including Canada for fiscal years after 2005, in France for fiscal years after 2008, in Germany for fiscal years after 2007, in the United Kingdom for fiscal years after 2010, and in Switzerland for fiscal years after 2007.

On January 18, 2011, we received a Corporation Notice of Reassessment (the "Notice") from the Canada Revenue Agency ("CRA") claiming that we owe additional taxes, plus interest and penalties, for the 2004 and 2005 tax years. The incremental tax liability asserted by the CRA is $44 million, excluding interest and penalties. The Notice primarily relates to transfer pricing in connection with the reimbursement of costs for services rendered to our U.S. parent company by one of our subsidiaries in Canada. We do not agree with the CRA's position and we have filed a Notice of Objection with the appeals department of the CRA. We do not believe the CRA's position has merit and accordingly, we have not adjusted our liability for uncertain tax positions as a result of the Notice. If, upon resolution, we are required to pay an amount in excess of our liability for uncertain tax positions for this matter, the incremental amounts due would result in additional charges to income tax expense. In determining such charges, we would consider whether any correlative relief should be included in the form of additional tax deductions in the U.S should we decide to seek such relief.

The timing of the resolution of income tax examinations is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year. Although potential resolution of uncertain tax positions involve multiple tax periods and jurisdictions, it is reasonably possible that a reduction of up to $80 million of unrecognized tax benefits may occur within the next 12 months, some of which, depending on the nature of the settlement or expiration of statutes of limitations, may affect the Company's income tax provision and therefore benefit the resulting effective tax rate. The actual amount could vary significantly depending on the ultimate timing and nature of any settlements.

(11) FINANCING ARRANGEMENT

0.75% Convertible Senior Notes Due 2016

In July 2011, we issued $632.5 million aggregate principal amount of 0.75% Convertible Senior Notes due 2016 (the "Notes"). The Notes are senior unsecured obligations which pay interest semi-annually in arrears at a rate of 0.75 percent per annum on January 15 and July 15 of each year, beginning on January 15, 2012 and will mature on July 15, 2016, unless earlier purchased or converted in accordance with their terms prior to such date. The Notes are senior in right of payment to any unsecured indebtedness that is expressly subordinated in right of payment to the Notes.

The Notes are convertible into cash and shares of our common stock based on an initial conversion value of 31.5075 shares of our common stock per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $31.74 per share). Upon conversion of the Notes, holders will receive cash up to the principal amount of each Note, and any excess conversion value will be delivered in shares of our common stock. Prior to April 15, 2016, the Notes are convertible only if (1) the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130 percent of the conversion price ($41.26 per share) on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period in which the trading price per $1,000 principal amount of notes falls below 98 percent of the last reported sale price of our common stock multiplied by the conversion rate on each trading day; or (3) specified corporate transactions, including a change in control, occur. On or after April 15, 2016 a holder may convert any of its Notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. The conversion rate is subject to customary anti-dilution adjustments (for example, certain dividend distributions or tender or exchange offer of our common stock), but will not be adjusted for any accrued and unpaid interest. The Notes are not redeemable prior to maturity except for specified corporate transactions and events of default, and no sinking fund is provided for the Notes. The Notes do not contain any financial covenants.

We separately account for the liability and equity components of the Notes. The carrying amount of the equity component representing the conversion option is equal to the fair value of the Convertible Note Hedge, as described below, which is a substantially identical instrument and was purchased on the same day as the Notes. The carrying amount of the liability component was determined by deducting the fair value of the equity component from the par value of the Notes as a whole, and represents the fair value of a similar liability that does not have an associated convertible feature. A liability of $525 million as of the date of issuance was recognized for the principal amount of the Notes representing the present value of the Notes' cash flows using a discount rate of 4.54 percent. The excess of the principal amount of the liability component over its carrying amount is amortized to interest expense over the term of the Notes using the effective interest method. The equity component is not remeasured as long as it continues to meet the conditions for equity classification.

In accounting for $15 million of issuance costs related to the Notes issuance, we allocated $13 million to the liability component and $2 million to the equity component. Debt issuance costs attributable to the liability component are being amortized to expense over the term of the Notes, and issuance costs attributable to the equity component were netted with the equity component in additional paid-in capital.

The carrying values of the liability and equity components of the Notes are reflected in our Consolidated Balance Sheets as follows (in millions):

	As of March 31, 2012
Principal amount of Notes	$633
Unamortized discount of the liability component	(94)
Net carrying amount of Notes	$539
Equity component, net	$105

Interest expense recognized related to the Notes are as follows (in millions):

	Year Ended March 31, 2012
Amortization of debt discount	$ 14
Amortization of debt issuance costs	2
Coupon interest expense	3
Total interest expense related to Notes	$ 19

As of March 31, 2012, the remaining life of the Notes is 4.3 years.

Convertible Note Hedge and Warrants Issuance

In addition, in July 2011, we entered into privately-negotiated convertible note hedge transactions (the "Convertible Note Hedge") with certain counterparties to reduce the potential dilution with respect to our common stock upon conversion of the Notes. The Convertible Note Hedge, subject to customary anti-dilution adjustments, provide us with the option to acquire, on a net settlement basis, approximately 19.9 million shares of our common stock at a strike price of $31.74, which corresponds to the conversion price of the Notes and is equal to the number of shares of our common stock that notionally underlie the Notes. As of March 31, 2012, we have not purchased any shares under the Convertible Note Hedge. We paid $107 million for the Convertible Note Hedge, which was recorded as an equity transaction.

Separately, we have also entered into privately-negotiated warrant transactions with the certain counterparties whereby we sold to independent third parties warrants (the "Warrants") to acquire, subject to customary anti-dilution adjustments that are substantially the same as the anti-dilution provisions contained in the Notes, up to 19.9 million shares of our common stock (which is also equal to the number of shares of our common stock that notionally underlie the Notes), with a strike price of $41.14. The Warrants could have a dilutive effect with respect to our common stock to the extent that the market price per share of its common stock exceeds $41.14 on or prior to the expiration date of the Warrants. We received proceeds of $65 million from the sale of the Warrants.

(12) COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of March 31, 2012, we leased certain of our current facilities, furniture and equipment under non-cancelable operating lease agreements. We were required to pay property taxes, insurance and normal maintenance costs for certain of these facilities and any increases over the base year of these expenses on the remainder of our facilities. See Note 9 regarding the purchase of our Redwood Shores headquarters facilities on July 13, 2009.

Development, Celebrity, League and Content Licenses: Payments and Commitments

The products we produce in our studios are designed and created by our employee designers, artists, software programmers and by non-employee software developers ("independent artists" or "third-party developers"). We typically advance development funds to the independent artists and third-party developers during development of our games, usually in installment payments made upon the completion of specified development milestones. Contractually, these payments are generally considered advances against subsequent royalties on the sales of the products. These terms are set forth in written agreements entered into with the independent artists and third-party developers.

In addition, we have certain celebrity, league and content license contracts that contain minimum guarantee payments and marketing commitments that may not be dependent on any deliverables. Celebrities and organizations with whom we have contracts include: FIFA, FIFPRO Foundation, FAPL (Football Association Premier League Limited), and DFL Deutsche Fußball Liga GmbH (German Soccer League) (professional soccer); National Basketball Association (professional basketball); PGA TOUR, Tiger Woods and Augusta National (professional golf); National Hockey League and NHL Players' Association (professional hockey); National Football League Properties, PLAYERS Inc., and Red Bear Inc. (professional football); Collegiate Licensing Company (collegiate football); ESPN (content in EA SPORTS games); Hasbro, Inc. (most of Hasbro's toy and game intellectual properties); and LucasArts and Lucas Licensing *(Star Wars: The Old Republic)*. These developer and content license commitments represent the sum of (1) the cash payments due under non-royalty-bearing licenses and services agreements and (2) the minimum guaranteed payments and advances against royalties due under royalty-bearing licenses and services agreements, the majority of which are conditional upon performance by the counterparty. These minimum guarantee payments and any related marketing commitments are included in the table below.

The following table summarizes our unrecognized minimum contractual obligations as of March 31, 2012 (in millions):

	Contractual Obligations					
Fiscal Year Ending March 31,	**Leases[a]**	**Developer/ Licensor Commitments**	**Marketing**	**Covertible Notes Interest[b]**	**Other Purchase Obligations**	**Total**
2013	$ 54	$158	$ 52	$ 5	$15	$ 284
2014	48	123	51	5	7	234
2015	40	116	32	5	—	193
2016	28	166	33	5	—	232
2017	15	8	18	2	—	43
Thereafter	26	239	77	—	—	342
Total	$211	$810	$263	$22	$22	$1,328

(a) Lease commitments have not been reduced by minimum sub-lease rentals for unutilized office space resulting from our reorganization activities of approximately $7 million due in the future under non-cancelable sub-leases.

(b) In addition to the interest payments reflected in the table above, we will be obligated to pay the $632.5 million principal amount of the 0.75% Convertible Senior Notes due 2016 and any excess conversion value in shares of our common stock upon redemption after the maturity of the Notes on July 15, 2016 or earlier. See Note 11 for additional information related to our 0.75% Convertible Senior Notes due 2016.

The amounts represented in the table above reflect our unrecognized minimum cash obligations for the respective fiscal years, but do not necessarily represent the periods in which they will be recognized and expensed in our Consolidated Financial Statements. In addition, the amounts in the table above are presented based on the dates the amounts are contractually due; however, certain payment obligations may be accelerated depending on the performance of our operating results.

In addition to what is included in the table above as of March 31, 2012, we had a liability for unrecognized tax benefits and an accrual for the payment of related interest totaling $251 million, of which approximately $43 million is offset by prior cash deposits to tax authorities for issues pending resolution. For the remaining liability, we are unable to make a reasonably reliable estimate of when cash settlement with a taxing authority will occur.

In addition to what is included in the table above as of March 31, 2012, primarily in connection with our PopCap, KlickNation, and Chillingo acquisitions, we may be required to pay an additional $572 million of cash consideration based upon the achievement of certain performance milestones through March 31, 2015. As of March 31, 2012, we have accrued $112 million of contingent consideration on our Consolidated Balance Sheet representing the estimated fair value of the contingent consideration.

Total rent expense for all operating leases was $139 million, $96 million and $91 million, for the fiscal years ended March 31, 2012, 2011 and 2010, respectively.

Legal Proceedings

In June 2008, Geoffrey Pecover filed an antitrust class action in the United States District Court for the Northern District of California, alleging that EA obtained an illegal monopoly in a discreet antitrust market that consists of "league-branded football simulation video games" by bidding for, and winning, exclusive licenses with the NFL, Collegiate Licensing Company and Arena Football League. In December 20, 2010, the district court granted the plaintiffs' request to certify a class of plaintiffs consisting of all consumers who purchased EA's Madden NFL, NCAA Football or Arena Football video games after 2005. The court has set a trial date for October 2012. The complaint seeks compensatory damages. The parties initiated settlement negotiations in May 2012 and subsequently reached a non-binding settlement in principle; however, no settlement agreement has been approved by the court as of the date of this filing. As a result, we recognized a $27 million accrual in the fourth quarter of fiscal 2012 associated with the potential settlement.

We are also subject to claims and litigation arising in the ordinary course of business. We do not believe that any liability from any reasonably foreseeable disposition of such claims and litigation, individually or in the aggregate, would have a material adverse effect on our Consolidated Financial Statements.

(13) PREFERRED STOCK

As of March 31, 2012 and 2011, we had 10,000,000 shares of preferred stock authorized but unissued. The rights, preferences, and restrictions of the preferred stock may be designated by our Board of Directors without further action by our stockholders.

(14) STOCK-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS

Valuation Assumptions

We are required to estimate the fair value of share-based payment awards on the date of grant. We recognize compensation costs for stock-based payment awards to employees based on the grant-date fair value using a straight-line approach over the service period for which such awards are expected to vest.

We determine the fair value of our share-based payment awards as follows:

- *Restricted Stock Units, Restricted Stock, and Performance-Based Restricted Stock Units.* The fair value of restricted stock units, restricted stock, and performance-based restricted stock units (other than market-based restricted stock units) is determined based on the quoted market price of our common stock on the date of grant. Performance-based restricted stock units include grants made (1) to certain members of executive management primarily granted in fiscal year 2008 and (2) in connection with certain acquisitions.
- *Market-Based Restricted Stock Units.* Market-based restricted stock units consist of grants of performance-based restricted stock units to certain members of executive management (referred to herein as "market-based restricted stock units"). The fair value of our market-based restricted stock units is determined using a Monte-Carlo simulation model. Key assumptions for the Monte-Carlo simulation model are the risk-free interest rate, expected volatility, expected dividends and correlation coefficient.
- *Stock Options and Employee Stock Purchase Plan.* The fair value of stock options and stock purchase rights granted pursuant to our equity incentive plans and our 2000 Employee Stock Purchase Plan ("ESPP"), respectively, is determined using the Black-Scholes valuation model based on the multiple-award valuation method. Key assumptions of the Black-Scholes valuation model are the risk-free interest rate, expected volatility, expected term and expected dividends.

The determination of the fair value of market-based restricted stock units, stock options and ESPP is affected by assumptions regarding subjective and complex variables. Generally, our assumptions are based on historical information and judgment is required to determine if historical trends may be indicators of future outcomes.

The estimated assumptions used in the Black-Scholes valuation model to value our stock option grants and ESPP were as follows:

	Stock Option Grants			ESPP		
	Year Ended March 31,			Year Ended March 31,		
	2012	2011	2010	2012	2011	2010
Risk-free interest rate	0.4 - 1.8%	0.3 - 2.6%	1.4 - 3.1%	0.1 - 0.2%	0.2 - 0.3%	0.2 - 0.4%
Expected volatility	40 - 46%	39 - 45%	40 - 48%	39 - 41%	34 - 38%	35 - 57%
Weighted-average volatility	43%	42%	45%	41%	36%	39%
Expected term	4.4 years	4.2 years	4.2 years	6-12 months	6-12 months	6-12 months
Expected dividends	None	None	None	None	None	None

The estimated assumptions used in the Monte-Carlo simulation model to value our market-based restricted stock units were as follows:

	Year Ended March 31, 2012
Risk-free interest rate	0.2 - 0.6%
Expected volatility	14 - 83%
Weighted-average volatility	35%
Expected dividends	None

There were no market-based restricted stock units granted during the fiscal years ended March 31, 2011 and 2010.

Stock-Based Compensation Expense

Employee stock-based compensation expense recognized during the fiscal years ended March 31, 2012, 2011 and 2010 was calculated based on awards ultimately expected to vest and has been reduced for estimated forfeitures. In subsequent periods, if actual forfeitures differ from those estimates, an adjustment to stock-based compensation expense will be recognized at that time.

The following table summarizes stock-based compensation expense resulting from stock options, restricted stock, restricted stock units and the ESPP included in our Consolidated Statements of Operations (in millions):

	Year Ended March 31,		
	2012	2011	2010
Cost of revenue	$ 2	$ 2	$ 2
Marketing and sales	26	21	16
General and administrative	36	40	33
Research and development	106	111	110
Restructuring and other charges	—	2	26
Stock-based compensation expense	$170	$176	$187

During the fiscal years ended March 31, 2012, 2011 and 2010, we did not recognize any provision for or benefit from income taxes related to our stock-based compensation expense.

As of March 31, 2012, our total unrecognized compensation cost related to stock options was $12 million and is expected to be recognized over a weighted-average service period of 2.0 years. As of March 31, 2012, our total unrecognized compensation cost related to restricted stock and restricted stock units (collectively referred to as "restricted stock rights") was $293 million and is expected to be recognized over a weighted-average service period of 2.0 years. During the fiscal year ended March 31, 2012, we determined that the performance criteria for certain performance-based restricted stock units was improbable of achievement and accordingly reversed stock-based compensation expense of $7 million previously recognized within our Consolidated Statement of Operations. As the criteria for these certain performance-based restricted stock was improbable of achievement, the related unrecognized compensation cost is excluded from the total unrecognized compensation cost related to restricted stock rights as of March 31, 2012.

For fiscal year ended March 31, 2012, we recognized $3 million of tax benefits from the exercise of stock options, net of $1 million of deferred tax write-offs; of this amount $4 million of excess tax benefit related to stock-based compensation was reported in the financing activities on our Consolidated Statements of Cash Flows. For the fiscal year ended March 31, 2011, we recognized $2 million of tax expense from the exercise of stock options, net of $3 million of deferred tax write-offs; of this amount $1 million of excess tax benefit related to stock-based compensation was reported in the financing activities on our Consolidated Statements of Cash Flows. For the fiscal year ended March 31, 2010, we recognized $14 million of tax benefits from the exercise of stock options for which we did not have any deferred tax asset write-offs; all of which represented excess tax benefits related to stock-based compensation and was reported in financing activities.

Summary of Plans and Plan Activity

Equity Incentive Plans

Our 2000 Equity Incentive Plan (the "Equity Plan") allows us to grant options to purchase our common stock and to grant restricted stock, restricted stock units and stock appreciation rights to our employees, officers and directors. Pursuant to the Equity Plan, incentive stock options may be granted to employees and officers and non-qualified options may be granted to employees, officers and directors, at not less than 100 percent of the fair market value on the date of grant.

We also have options outstanding that were granted under the VG Holding Corp. 2005 Stock Incentive Plan (the "VGH 2005 Plan"), which we assumed in connection with our acquisition of VGH.

In connection with our acquisition of VGH, we also established the 2007 Electronic Arts VGH Acquisition Inducement Award Plan (the "VGH Inducement Plan"), which allowed us to grant restricted stock units to service providers, who were employees of VGH or a subsidiary of VGH immediately prior to the consummation of the acquisition and who became employees of EA following the acquisition. The restricted stock units granted under the VGH Inducement Plan vest pursuant to either (1) time-based vesting schedules over a period of up to four years or (2) the achievement of pre-determined performance-based milestones, and in all cases are subject to earlier vesting in the event we terminate a recipient's employment without "cause" or the recipient terminates employment for "good reason." All remaining awards either vested or were cancelled during fiscal 2012. We do not intend to grant any further awards under the VGH Inducement Plan.

In addition, in connection with our acquisition of VGH, in exchange for outstanding stock options and restricted stock, we granted service-based non-interest bearing notes payable solely in shares of our common stock to certain employees of VGH, who became employees of EA following the acquisition. These notes payable vest over a period of four years, subject to earlier vesting in the event we terminate a recipient's employment without "cause" or the recipient terminates employment for "good reason." All notes payable vested during fiscal 2012.

Options granted under the Equity Plan generally expire ten years from the date of grant and are generally exercisable as to 24 percent of the shares after 12 months, and then ratably over the following 38 months. The material terms of options granted under the VGH 2005 Plan are similar to our Equity Plan.

At our Annual Meeting of Stockholders, held on July 28, 2011, our stockholders approved an amendment to our 2000 Equity Incentive Plan (the "Equity Plan") to increase the number of shares authorized for issuance under the Equity Plan by 10 million shares. A total of 14.7 million options or 10.3 million restricted stock units were available for grant under our Equity Plan as of March 31, 2012.

Stock Options

The following table summarizes our stock option activity for the fiscal year ended March 31, 2012:

	Options (in thousands)	Weighted-Average Exercise Prices	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of March 31, 2011	12,899	$31.39		
Granted	470	20.54		
Exercised	(1,295)	19.18		
Forfeited, cancelled or expired	(2,300)	24.22		
Outstanding as of March 31, 2012	9,774	34.17		
Vested and expected to vest	9,690	$34.31	4.7	$1
Exercisable	8,490	$35.37	4.3	$1

As of March 31, 2012, the weighted-average contractual term for our stock options outstanding was 4.7 years and the aggregate intrinsic value of our stock options outstanding was $1 million. The aggregate intrinsic value represents the total pre-tax intrinsic value based on our closing stock price as of March 31, 2012, which would have been received by the option holders had all the option holders exercised their options as of that date. The weighted-average grant date fair values of stock options granted during fiscal years 2012, 2011 and 2010 were $7.27, $6.03 and $7.81, respectively. The total intrinsic values of stock options exercised during fiscal years 2012, 2011 and 2010 were $4 million, $1 million and $3 million, respectively. The total estimated fair values (determined as of the grant date) of stock options vested during fiscal years 2012, 2011 and 2010 were $15 million, $24 million and $26 million, respectively. We issue new common stock from our authorized shares upon the exercise of stock options.

The following table summarizes outstanding and exercisable stock options as of March 31, 2012:

Range of Exercise Prices	Options Outstanding: Number of Shares (in thousands)	Options Outstanding: Weighted-Average Remaining Contractual Term (in years)	Options Outstanding: Weighted-Average Exercise Prices	Options Outstanding: Potential Dilution	Options Exercisable: Number of Shares (in thousands)	Options Exercisable: Weighted-Average Exercise Prices	Options Exercisable: Potential Dilution
$2.61-$19.99	2,676	6.66	$17.16	0.8%	2,211	$16.88	0.7%
20.00-39.99	3,227	4.65	24.95	1.1%	2,686	25.75	0.9%
40.00-59.99	3,157	3.65	51.15	1.0%	2,879	51.28	0.9%
60.00-65.93	714	2.04	64.67	0.2%	714	64.67	0.2%
$2.61-$65.93	9,774	4.69	34.17	3.1%	8,490	35.37	2.7%

Potential dilution is computed by dividing the options in the related range of exercise prices by 320 million shares of common stock, which were issued and outstanding as of March 31, 2012.

Restricted Stock Rights

We grant restricted stock rights under our Equity Plan to employees worldwide (except in certain countries where doing so is not feasible due to local legal requirements). Restricted stock units entitle holders to receive shares of common stock at the end of a specified period of time. Upon vesting, the equivalent number of common shares is typically issued net of required tax withholdings, if any. Restricted stock is issued and outstanding upon grant; however, restricted stock award holders are restricted from selling the shares until they vest. Upon granting or vesting of restricted stock, as the case may be, we will typically withhold shares to satisfy tax withholding requirements. Restricted stock rights are subject to forfeiture and transfer restrictions. Vesting for restricted stock rights is based on the holders' continued employment with us. If the vesting conditions are not met, unvested restricted stock rights will be forfeited. Generally, our restricted stock rights vest according to one of the following vesting schedules:

- Three-year vesting with ⅓ cliff vesting at the end of each year;
- Four-year vesting with ¼ cliff vesting at the end of each year;
- Three-year vesting with ¼ cliff vesting at the end of each of the first and second years, and ½ cliff vesting at the end of the third year;
- Five-year vesting with $1/9$, $2/9$, $3/9$, $2/9$ and $1/9$ of the shares cliff vesting respectively at the end of each of the 1st, 2nd, 3rd, 4th, and 5th years;
- Two-year vesting with ½ cliff vesting at the end of each year;
- 35 month vesting with ⅓ cliff vesting after 11, 23 and 35 months or;
- One-year vesting with 100% cliff vesting at the end of one year.

Each restricted stock right granted reduces the number of shares available for grant by 1.43 shares under our Equity Plan. The following table summarizes our restricted stock rights activity, excluding performance-based restricted stock unit activity which is discussed below, for the fiscal year ended March 31, 2012:

	Restricted Stock Rights (in thousands)	Weighted-Average Grant Date Fair Values
Balance as of March 31, 2011	13,971	$22.01
Granted	11,478	21.38
Vested	(6,707)	24.63
Forfeited or cancelled	(2,419)	20.42
Balance as of March 31, 2012	16,323	20.73

The weighted-average grant date fair value of restricted stock rights is based on the quoted market price of our common stock on the date of grant. The weighted-average grant date fair values of restricted stock rights granted during fiscal years 2012, 2011 and 2010 were $21.38, $17.38 and $18.10, respectively. The total grant date fair values of restricted stock rights that vested during fiscal years 2012, 2011 and 2010 were $165 million, $142 million and $129 million, respectively.

Performance-Based Restricted Stock Units

Our performance-based restricted stock units vest contingent upon the achievement of pre-determined performance-based milestones. If these performance-based milestones are not met, the restricted stock units will not vest, in which case, any compensation expense we have recognized to date will be reversed.

The following table summarizes our performance-based restricted stock unit activity for the fiscal year ended March 31, 2012:

	Performance-Based Restricted Stock Units (in thousands)	Weighted-Average Grant Date Fair Values
Balance as of March 31, 2011	1,993	$47.00
Forfeited or cancelled	(572)	38.68
Balance as of March 31, 2012	1,421	50.35

The weighted-average grant date fair value of performance-based restricted stock units is based on the quoted market price of our common stock on the date of grant. The weighted-average grant date fair values of performance-based restricted stock units granted during fiscal years 2011 and 2010 were $15.39 and $20.93, respectively. The total grant date fair values of performance-based restricted stock units that vested during fiscal year 2010 was $5 million. No performance-based restricted stock units vested during fiscal years ended 2012 and 2011.

Market-Based Restricted Stock Units

Our market-based restricted stock units vest contingent upon the achievement of pre-determined market and service conditions. If these market conditions are not met but service conditions are met, the restricted stock units will not vest; however, any compensation expense we have recognized to date will not be reversed. During the three months ended June 30, 2011, 670,000 market-based restricted stock units, representing the target number, were granted. The number of shares of common stock to be received at vesting will range from zero percent to 200 percent of the target number of stock units based on our total stockholder return ("TSR") relative to the performance of companies in the NASDAQ-100 Index for each measurement period over a three year period.

The following table summarizes our market-based restricted stock unit activity for the year ended March 31, 2012:

	Market-Based Restricted Stock Units (in thousands)	Weighted-Average Grant Date Fair Value
Balance as of March 31, 2011	—	$ —
Granted	670	34.77
Forfeited or cancelled	(150)	34.77
Balance as of March 31, 2012	520	34.77

As of March 31, 2012, the maximum number of common shares that could vest is 1,040,000 for market-based restricted stock units granted in fiscal year 2012. No market-based restricted stock units vested during fiscal year ended 2012.

ESPP

Pursuant to our ESPP, eligible employees may authorize payroll deductions of between 2 percent and 10 percent of their compensation to purchase shares at 85 percent of the lower of the market price of our common stock on the date of commencement of the offering or on the last day of each six-month purchase period.

At our Annual Meeting of Stockholders, held on July 28, 2011, our stockholders approved amendments to the ESPP to increase the number of shares authorized under the ESPP by 3.5 million shares. As of March 31, 2012, we had 6 million shares of common stock reserved for future issuance under the ESPP.

During fiscal year 2012, we issued approximately 2.4 million shares under the ESPP with exercise prices for purchase rights ranging from $12.95 to $15.98. During fiscal years 2012, 2011 and 2010, the estimated weighted-average fair values of purchase rights were $4.98, $4.67 and $6.50, respectively.

We issue new common stock out of the ESPP's pool of authorized shares. The fair values above were estimated on the date of grant using the Black-Scholes option-pricing model assumptions.

Deferred Compensation Plan

We have a Deferred Compensation Plan ("DCP") for the benefit of a select group of management or highly compensated employees and Directors, which is unfunded and intended to be a plan that is not qualified within the meaning section 401(a) of the Internal Revenue Code. The DCP permits the deferral of the annual base salary and/or Director fees up to a maximum amount. The deferrals are held in a separate trust, which has been established by us to administer the DCP. The trust is a grantor trust and the specific terms of the trust agreement provide that the assets of the trust are available to satisfy the claims of general creditors in the event of our insolvency. The assets held by the trust are classified as trading securities and are held at fair value on our Consolidated Balance Sheets. The assets and liabilities of the DCP are presented in other assets and other liabilities on our Consolidated Balance Sheets, respectively, with changes in the fair value of the assets and in the deferred compensation liability recognized as compensation expense. The estimated fair value of the assets was $11 million and 12 million as of March 31, 2012 and 2011, respectively. As of March 31, 2012 and 2011, $12 million and $13 million, respectively, was recorded to recognize undistributed deferred compensation due to employees.

401(k) Plan and Registered Retirement Savings Plan

We have a 401(k) plan covering substantially all of our U.S. employees, and a Registered Retirement Savings Plan covering substantially all of our Canadian employees. These plans permit us to make discretionary contributions to employees' accounts based on our financial performance. We contributed an aggregate of $13 million, $9 million and $10 million to these plans in fiscal years 2012, 2011 and 2010, respectively.

Stock Repurchase Program

In February 2011, we announced that our Board of Directors authorized a program to repurchase up to $600 million of our common stock over the next 18 months. We completed our program in April 2012. We repurchased approximately 32 million shares in the open market since the commencement of the program, including pursuant to pre-arranged stock trading plans. During the fiscal year 2012, we repurchased and retired approximately 25 million shares of our common stock for approximately $471 million, net of commissions.

(15) ACCUMULATED OTHER COMPREHENSIVE INCOME

We classify items of other comprehensive income (loss) by their nature in a financial statement and display the accumulated other comprehensive income balance separately from retained earnings (accumulated deficit) and paid-in capital in the equity section of our Consolidated Balance Sheets. Accumulated other comprehensive income primarily includes foreign currency translation adjustments and the net of tax amounts for unrealized gains (losses) on available-for-sale securities and derivative instruments designated as cash flow hedges. Foreign currency translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

The change in the components of accumulated other comprehensive income, net of related immaterial taxes, is summarized as follows (in millions):

	Foreign Currency Translation Adjustments	Unrealized Gains (Losses) on Available-for-sale Securities	Unrealized Gains (Losses) on Derivative Instruments	Accumulated Other Comprehensive Income
Balances as of March 31, 2009	(3)	191	1	189
Other comprehensive income (loss)	73	(33)	(1)	39
Balances as of March 31, 2010	70	158	—	228
Other comprehensive income (loss)	25	(32)	(2)	(9)
Balances as of March 31, 2011	95	126	(2)	219
Other comprehensive loss	(4)	(42)	—	(46)
Balances as of March 31, 2012	$91	$ 84	$ (2)	$173

(16) INTEREST AND OTHER INCOME (EXPENSE), NET

Interest and other income, net, for the fiscal years ended March 31, 2012, 2011 and 2010 consisted of (in millions):

	Year Ended March 31,		
	2012	2011	2010
Interest expense	$(20)	$ (1)	$ (2)
Interest income	9	9	12
Net gain (loss) on foreign currency transactions	(29)	12	(19)
Net gain (loss) on foreign currency forward contracts	21	(12)	10
Other income, net	2	2	5
Interest and other income (expense), net	$(17)	$ 10	$ 6

(17) NET INCOME (LOSS) PER SHARE

The following table summarizes the computations of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS"). Basic EPS is computed as net income (loss) divided by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock-based compensation plans including stock options, restricted stock, restricted stock units, common stock through our ESPP, warrants, and other convertible securities using the treasury stock method.

(In millions, except per share amounts)	Year Ended March 31,		
	2012	2011	2010
Net income (loss)	$ 76	$ (276)	$ (677)
Shares used to compute net income (loss) per share:			
Weighted-average common stock outstanding — basic	331	330	325
Dilutive potential common shares	5	—	—
Weighted-average common stock outstanding — diluted	336	330	325
Net income (loss) per share:			
Basic	$0.23	$(0.84)	$(2.08)
Diluted	$0.23	$(0.84)	$(2.08)

Annual Report

As a result of our net loss for the fiscal years ended March 31, 2011 and 2010, we have excluded all share-based payment awards from the diluted loss per share calculation as their inclusion would have had an antidilutive effect. Had we reported net income for these periods, an additional 4 million shares and 2 million shares of common stock, respectively, would have been included in the number of shares used to calculate Diluted EPS. For the fiscal years ended March 31, 2012, 2011 and 2010, options to purchase, restricted stock units and restricted stock to be released in the amount of 10 million shares, 17 million shares and 32 million shares of common stock, respectively, were excluded from the treasury stock method computation of diluted shares as their inclusion would have had an antidilutive effect.

Potentially dilutive shares of common stock related to our 0.75% Convertible Senior Notes due 2016 issued during the year ended March 31, 2012, which have a conversion price of $31.74 per share and the associated Warrants, which have a conversion price of $41.14 per share, were excluded from the computation of Diluted EPS for the year ended March 31, 2012 as their inclusion would have had an antidilutive effect resulting from the conversion price. The associated Convertible Note Hedge was excluded from the calculation of diluted shares as the impact is always considered antidilutive since the call option would be exercised by us when the exercise price is lower than the market price. See Note 11 for additional information related to our 0.75% Convertible Senior Notes due 2016 and related Convertible Note Hedge and Warrants.

(18) SEGMENT INFORMATION

Our reporting segments are based upon: our internal organizational structure; the manner in which our operations are managed; the criteria used by our Chief Executive Officer, our Chief Operating Decision Maker ("CODM"), to evaluate segment performance; the availability of separate financial information; and overall materiality considerations.

During the second quarter of fiscal year 2012, we announced a recommitment of our focus on building our intellectual properties and franchises into businesses connected to the consumer on a year-round basis, growing our digital business and releasing Origin, our online commerce and content delivery system. In connection with this and our acquisition of PopCap, we implemented a number of changes to our management reporting structure, including expanding our three labels to four, with BioWare now considered a label separate from the EA Games Label, and aggregating these four labels into an overall EA Label organization with a President of EA Labels reporting directly to our CODM. In addition, our EAI business reported directly to our CODM (previously our EAI business reported into our Chief Operating Officer). Through the third quarter of fiscal year 2012, the President of the EA Labels and the Executive Vice President of EAI were responsible for allocating resources within their organizations. The CODM reviewed the disaggregated and aggregated results of the EA Labels and EAI organizations to assess overall performance and allocated resources between these two organizations while to a lesser degree, our CODM also reviewed results based on geographic revenue performance. Because the EA Labels and EAI operating segments had similar economic characteristics, products, and distribution methods, they had been aggregated together into the EA Brands reportable segment.

During the fourth quarter of fiscal year 2012, in an effort to further advance our goals related to our second quarter announcement, we integrated the development components of our EAI organization into our EA Labels organization. This integration included the addition of PopCap and Social/Mobile studios as separate labels under the EA Labels organization. In addition, we have renamed our EA Play label to the Maxis label. These six labels are aggregated within the EA Label organization, share interrelated infrastructure and resources, and develop both our traditionally-delivered and digitally-delivered products and services. The EA Labels organization is managed by the President of EA Labels who continues to report directly to our CODM. The CODM reviews the aggregated results of the labels within the EA Labels organization to assess overall performance and allocate resources between the labels while to a lesser degree, our CODM also reviews results based on a geographic revenue performance. As of March 31, 2011, due to the aforementioned changes in our business, the EA Labels organization represents our only operating and reportable segment.

The following table summarizes the financial performance of the EA Labels segment and a reconciliation of the EA Labels segment's profit to our consolidated operating income (loss) for the fiscal years ended March 31, 2012, 2011 and 2010. Prior periods reported below have been restated to reflect our current EA Labels reporting segment structure (in millions):

	Year Ended March 31,		
	2012	2011	2010
EA Labels segment:			
Net revenue before revenue deferral	$ 4,122	$ 3,716	$ 4,041
Depreciation and amortization	(63)	(57)	(65)
Other expenses	(3,006)	(2,818)	(3,196)
EA Labels segment profit	1,053	841	780
Reconciliation to consolidated operating income (loss):			
Other:			
Revenue deferral	(3,142)	(2,769)	(2,358)
Recognition of revenue deferral	3,099	2,530	1,853
Other net revenue	64	112	118
Depreciation and amortization	(134)	(116)	(121)
Acquisition-related contingent consideration	11	(17)	2
Gain (loss) on strategic investments, net	—	23	(26)
Loss on lease obligation (G&A)	—	—	(14)
Loss on licensed intellectual property commitment (COR)	—	1	3
Restructuring and other charges	(16)	(161)	(140)
Stock-based compensation	(170)	(174)	(161)
Other expenses	(730)	(582)	(622)
Consolidated operating income (loss)	$ 35	$ (312)	$ (686)

EA Labels segment profit differs from consolidated operating loss primarily due to the exclusion of (1) certain corporate and other functional costs that are not allocated to EA Labels, (2) the deferral of certain net revenue related to online-enabled packaged goods and digital content (see Note 9 for additional information regarding deferred net revenue (packaged goods and digital content)), and (3) our Switzerland distribution revenue and expenses that is not allocated to EA Labels. Our CODM reviews assets on a consolidated basis and not on a segment basis.

As we continue to evolve our business and more of our products are delivered to consumers digitally via the Internet, management places a greater emphasis and focus on assessing its performance through a review of net revenue by revenue composition rather than net revenue by platform. Information about our total net revenue by revenue composition for the fiscal years ended March 31, 2012, 2011 and 2010 is presented below (in millions):

	Year Ended March 31,		
	2012	2011	2010
Publishing and other	$2,761	$2,632	$2,526
Wireless, Internet-derived, advertising (digital)	1,159	743	522
Distribution	223	214	606
Net revenue	$4,143	$3,589	$3,654

Annual Report

Information about our operations in North America, Europe and Asia as of and for the fiscal years ended March 31, 2012, 2011 and 2010 is presented below (in millions):

	Year Ended March 31,		
	2012	2011	2010
Net revenue from unaffiliated customers			
North America	$1,991	$1,836	$2,025
Europe	1,898	1,563	1,433
Asia	254	190	196
Total	$4,143	$3,589	$3,654

	As of March 31,	
	2012	2011
Long-lived assets		
North America	$2,165	$1,286
Europe	442	447
Asia	48	34
Total	$2,655	$1,767

Our North America net revenue was primarily generated in the United States.

Our direct sales to GameStop Corp. represented approximately 15 percent, 16 percent, and 16 percent of total net revenue in the fiscal years ended March 31, 2012, 2011, and 2010 respectively. Our direct sales to Wal-Mart Stores, Inc. represented approximately 10 percent and 12 percent of total net revenue in the fiscal years ended March 31, 2011 and 2010, respectively. Our direct sales to Wal-Mart Stores, Inc. did not exceed 10 percent of net revenue for the fiscal year ended March 31, 2012.

(19) QUARTERLY FINANCIAL AND MARKET INFORMATION (UNAUDITED)

	Quarter Ended				Year
(In millions, except per share data)	June 30	September 30	December 31	March 31	Ended
Fiscal 2012 Consolidated					
Net revenue	$ 999	$ 715	$1,061	$1,368	$4,143
Gross profit	759	283	509	994	2,545
Operating income (loss)	227	(374)	(183)	365	35
Net income (loss)	221[(a)]	(340)[(b)]	(205)[(c)]	400[(d)]	76
Common Stock					
Net income (loss) per share — Basic	$ 0.67	$ (1.03)	$ (0.62)	$ 1.22	$ 0.23
Net income (loss) per share — Diluted	$ 0.66	$ (1.03)	$ (0.62)	$ 1.20	$ 0.23
Common stock price per share					
High	$24.42	$25.05	$25.20	$21.30	$25.20
Low	$19.69	$17.62	$19.76	$16.34	$16.34
Fiscal 2011 Consolidated					
Net revenue	$ 815	$ 631	$1,053	$1,090	$3,589
Gross profit	593	268	467	762	2,090
Operating income (loss)	98	(252)	(303)	145	(312)
Net income (loss)	96[(e)]	(201)[(f)]	(322)[(g)]	151[(h)]	(276)
Common Stock					
Net income (loss) per share — Basic and Diluted	$ 0.29	$ (0.61)	$ (0.97)	$ 0.45	$ (0.84)
Common stock price per share					
High	$20.24	$17.53	$18.06	$20.20	$20.24
Low	$14.06	$14.32	$14.67	$14.80	$14.06

(a) Net income includes restructuring charges of $18 million and $2 million of acquisition-related contingent consideration, both of which are pre-tax amounts.

(b) Net loss includes restructuring charges of $(1) million and $17 million of acquisition-related contingent consideration, both of which are pre-tax amounts.

(c) Net loss includes $(11) million of pre-tax acquisition-related contingent consideration.

(d) Net income includes $3 million of acquisition-related contingent consideration, restructuring charges of $(1) million, and $27 million of litigation expenses, all of which are pre-tax amounts.

(e) Net income includes losses on strategic investments of $5 million, $2 million of acquisition-related contingent consideration, and restructuring charges of $2 million, all of which are pre-tax amounts.

(f) Net loss includes restructuring charges of $6 million, $(1) million on licensed intellectual property commitment (COGS), a $(28) million gain on strategic investments, net, and $(28) million of acquisition-related contingent consideration, all of which are pre-tax amounts.

(g) Net loss includes restructuring and other charges of $154 million and acquisition-related contingent consideration of $1 million, both of which are pre-tax amounts.

(h) Net income includes $8 million of acquisition-related contingent consideration and restructuring and other charges of $(1) million, both of which are pre-tax amounts.

Our common stock is traded on the NASDAQ Global Select Market under the symbol "EA". Our symbol changed from "ERTS" to "EA" on December 20, 2011. The prices for the common stock in the table above represent the high and low sales prices as reported on the NASDAQ Global Select Market.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Electronic Arts Inc.:

We have audited the accompanying consolidated balance sheets of Electronic Arts Inc and subsidiaries (the Company) as of March 31, 2012 and April 2, 2011, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2012. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electronic Arts Inc. and subsidiaries as of March 31, 2012 and April 2, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Electronic Arts Inc.'s internal control over financial reporting as of March 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 25, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Santa Clara, California
May 25, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Electronic Arts Inc.:

We have audited Electronic Arts Inc.'s (the Company) internal control over financial reporting as of March 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Electronic Arts Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Electronic Arts Inc. and subsidiaries as of March 31, 2012 and April 2, 2011, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2012. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule. Our report dated May 25, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Santa Clara, California
May 25, 2012

Item 9: ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A: ***Controls and Procedures***

Definition and Limitations of Disclosure Controls

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management evaluates these controls and procedures on an ongoing basis.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. These limitations include the possibility of human error, the circumvention or overriding of the controls and procedures and reasonable resource constraints. In addition, because we have designed our system of controls based on certain assumptions, which we believe are reasonable, about the likelihood of future events, our system of controls may not achieve its desired purpose under all possible future conditions. Accordingly, our disclosure controls and procedures provide reasonable assurance, but not absolute assurance, of achieving their objectives.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and our Interim Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures, believe that as of the end of the period covered by this report, our disclosure controls and procedures were effective in providing the requisite reasonable assurance that material information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and is accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding the required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Our internal control over financial reporting is designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. There are inherent limitations to the effectiveness of any system of internal control over financial reporting. These limitations include the possibility of human error, the circumvention or overriding of the system and reasonable resource constraints. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of the end of our most recently completed fiscal year. In making its assessment, management used the criteria set forth in *Internal Control-Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management believes that, as of the end of our most recently completed fiscal year, our internal control over financial reporting was effective.

KPMG LLP, our independent registered public accounting firm, has issued an auditors' report on the effectiveness of our internal control over financial reporting. That report appears on page 111.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting identified in connection with our evaluation that occurred during the fiscal year ended March 31, 2012 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 9B: *Other Information*

None.

Annual Report

PART III

Item 10: *Directors, Executive Officers and Corporate Governance*

The information required by Item 10, other than the information regarding executive officers, which is included in Item 1 of this report, is incorporated herein by reference to the information to be included in our Proxy Statement for our 2012 Annual Meeting of Stockholders (the "Proxy Statement") under the headings "Proposal 1: Election of Directors," "Global Code of Conduct," and "Report of the Audit Committee of the Board of Directors." The information regarding Section 16 compliance is incorporated herein by reference to the information to be included in the Proxy Statement under the heading "Section 16(a) Beneficial Ownership reporting Compliance."

Item 11: *Executive Compensation*

The information required by Item 11 is incorporated herein by reference to the information to be included in the Proxy Statement, under the headings "Director Compensation and Stock Ownership Guidelines," "Executive Compensation," "Executive Compensation and Leadership Committee report on Executive Compensation" and "Compensation Committee Interlocks and Insider Participation."

Item 12: *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by Item 12 is incorporated herein by reference to the information to be included in the Proxy Statement under the headings "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management."

Item 13: *Certain Relationships and Related Transactions, and Director Independence*

The information required by Item 13 is incorporated herein by reference to the information to be included in the Proxy Statement under the headings "Director Independence," "Board, Board Meetings and Committees" and "Certain Relationships and Related Person Transactions."

Item 14: *Principal Accounting Fees and Services*

The information required by Item 14 is incorporated herein by reference to the information to be included in the Proxy Statement under the heading "Ratification of the Appointment of KPMG LLP, Independent Registered Public Accounting Firm."

PART IV

Item 15: *Exhibits, Financial Statement Schedules*

(a) Documents filed as part of this report

1. Financial Statements: See Index to Consolidated Financial Statements under Item 8 on Page 63 of this report.

2. Financial Statement Schedule: See Schedule II on Page 116 of this report.

3. Exhibits: The exhibits listed in the accompanying index to exhibits on Page 117 are filed or incorporated by reference as part of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRONIC ARTS INC.

By: /s/ John S. Riccitiello

John S. Riccitiello,
Chief Executive Officer
Date: May 25, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated and on the 25th of May 2012.

Name	Title
/s/ John S. Riccitiello John S. Riccitiello	Chief Executive Officer
/s/ Kenneth A. Barker Kenneth A. Barker	Interim Chief Financial Officer and Senior Vice President, Chief Accounting Officer (Principal Financial and Accounting Officer)
Directors:	
/s/ Lawrence F. Probst III Lawrence F. Probst III	Chairman of the Board
/s/ Leonard S. Coleman Leonard S. Coleman	Director
/s/ Jay C. Hoag Jay C. Hoag	Director
/s/ Jeffrey T. Huber Jeffrey T. Huber	Director
/s/ Geraldine B. Laybourne Geraldine B. Laybourne	Director
/s/ Gregory B. Maffei Gregory B. Maffei	Director
/s/ Vivek Paul Vivek Paul	Director
/s/ John S. Riccitiello John S. Riccitiello	Director
/s/ Richard A. Simonson Richard A. Simonson	Director
/s/ Linda J. Srere Linda J. Srere	Director
/s/ Luis A. Ubiñas Luis A. Ubiñas	Director

Annual Report

ELECTRONIC ARTS INC. AND SUBSIDIARIES

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Years Ended March 31, 2012, 2011 and 2010
(In millions)

Allowance for Doubtful Accounts, Price Protection and Returns	Balance at Beginning of Period	Charged to Revenue, Costs and Expenses	Charged (Credited) to Other Accounts[(a)]	Deductions[(b)]	Balance at End of Period
Year Ended March 31, 2012	$304	$463	$(13)	$(502)	$252
Year Ended March 31, 2011	$217	$565	$ 18	$(496)	$304
Year Ended March 31, 2010	$217	$515	$ —	$(515)	$217

(a) Primarily other reclassification adjustments and the translation effect of using the average exchange rate for expense items and the year-end exchange rate for the balance sheet item (allowance account).

(b) Primarily the utilization of returns allowance and price protection reserves.

ELECTRONIC ARTS INC.

2012 FORM 10-K ANNUAL REPORT

EXHIBIT INDEX

Number	Exhibit Title	Incorporated by Reference Form	File No.	Filing Date	Filed Herewith
1.01	Purchase Agreement dated as of July 14, 2011 between EA and Morgan Stanley & Co. LLC.	8-K	000-17948	07/20/2011	
2.01	Agreement and Plan of Merger By and among EA, Plumpjack Acquisition Corporation, PopCap, David L. Roberts as earn-out representative, David L. Roberts, as shareholder representative, and with respect to Articles VII, VIII and IX only, U.S. Bank National Association, as escrow agent dated as of July 11, 2011.	8-K	000-17948	07/12/2011	
3.01	Amended and Restated Certificate of Incorporation	10-Q	000-17948	11/03/2004	
3.02	Amended and Restated Bylaws.	8-K	000-17948	05/11/2009	
4.01	Specimen Certificate of Registrant's Common Stock.	10-K	000-17948	05/22/2009	
4.02	Indenture (including form of Notes) with respect to EA's 0.75% Convertible Senior Notes due 2016 dated as of July 20, 2011 by and between EA and U.S. Bank National Association.	8-K	000-17948	07/20/2011	
10.01*	Registrant's 1998 Directors' Stock Option Plan and related documents, as amended.	S-8	333-84215	07/30/1999	
10.02*	Form of Indemnity Agreement with Directors.	10-K	000-17948	06/04/2004	
10.03*	Offer Letter for Employment at Electronic Arts Inc. to John Riccitiello, dated February 12, 2007.	8-K	000-17948	02/26/2007	
10.04*	Offer Letter for Employment at Electronic Arts Inc. to Peter Moore, dated June 5, 2007.	8-K	000-17948	07/17/2007	
10.05*	Electronic Arts Inc. Executive Bonus Plan.	8-K	000-17948	07/27/2007	
10.06*	Electronic Arts Deferred Compensation Plan.	10-Q	000-17948	08/06/2007	
10.07*	Electronic Arts Key Employee Continuity Plan.	8-K	000-17948	02/11/2008	
10.08*	First Amendment to the Electronic Arts Deferred Compensation Plan, as amended and restated.	10-K	000-17948	05/22/2009	
10.09*	EA Bonus Plan.	10-Q	000-17948	11/08/2010	
10.10*	Form of 2011 Performance-Based Restricted Stock Unit Agreement.	8-K	000-17948	06/01/2011	
10.11*	Electronic Arts Bonus Plan Addendum.	8-K	000-17948	06/01/2011	
10.12*	2000 Equity Incentive Plan, as amended, and related documents	8-K	000-17948	07/29/2011	
10.13*	2000 Employee Stock Purchase Plan, as amended	8-K	000-17948	07/29/2011	
10.14*	Offer Letter for Employment at Electronic Arts Inc. to Rajat Taneja, dated September 13, 2011	10-Q	000-17948	02/07/2012	

Number	Exhibit Title	Incorporated by Reference Form	File No.	Filing Date	Filed Herewith
10.15*	Transfer Letter of Kristian Segerstråle, dated December 8, 2011	10-Q	000-17948	02/07/2012	
10.16	Lease Agreement by and between Registrant and Louisville Commerce Realty Corporation, dated April 1, 1999.	10-K	000-17948	06/29/1999	
10.17	First Amendment of Lease by and between Louisville Commerce Realty Corporation and Electronic Arts Inc., dated February 23, 2004.	10-K	000-17948	06/04/2004	
10.18	Lease agreement between ASP WT, L.L.C. and Tiburon Entertainment, Inc. for space at Summit Park I, dated June 15, 2004.	10-Q	000-17948	08/03/2004	
10.19	First amendment to lease, dated December 13, 2005, by and between Liberty Property Limited Partnership, a Pennsylvania limited partnership and Electronic Arts – Tiburon, a Florida corporation f/k/a Tiburon Entertainment, Inc.	10-Q	000-17948	02/08/2006	
10.20	Agreement for Underlease relating to Onslow House, Guildford, Surrey, dated 7 February 2006, by and between The Standard Life Assurance Company and Electronic Arts Limited and Electronic Arts Inc.	10-Q	000-17948	02/08/2006	
10.21	Second Amendment of Lease Agreement by and between US Industrial REIT II and Electronic Arts Inc., dated April 1, 2009.	10-Q	000-17948	08/10/2009	
10.22	Second Amendment to Lease, dated May 8, 2009, by and between Liberty Property Limited Partnership, a Pennsylvania limited partnership and Electronic Arts – Tiburon, a Florida corporation f/k/a Tiburon Entertainment, Inc.	10-Q	000-17948	08/10/2009	
10.23	Third amendment to lease, dated December 24, 2009, by and between Liberty Property Limited Partnership, a Pennsylvania limited partnership and Electronic Arts – Tiburon, a Florida corporation f/k/a Tiburon Entertainment, Inc.	10-Q	000-17948	02/09/2010	
10.24**	First Amended North American Territory Rider to the Global PlayStation® 3 Format Licensed Publisher Agreement, dated September 11, 2008, by and between the Electronic Arts Inc. and Sony Computer Entertainment America Inc.	10-Q	000-17948	11/10/2009	
10.25**	Sony Computer Entertainment Europe Limited Regional Rider to the Global PlayStation® 3 Format Licensed Publisher Agreement, dated December 17, 2008, by and between EA International (Studio and Publishing) Limited and Sony Computer Entertainment Europe Limited.	10-Q	000-17948	11/10/2009	

Number	Exhibit Title	Incorporated by Reference Form	File No.	Filing Date	Filed Herewith
10.26**	Global PlayStation® 3 Format Licensed Publisher Agreement, dated September 11, 2008, by and between the Electronic Arts Inc. and Sony Computer Entertainment America Inc.	10-Q/A	000-17948	04/30/2010	
10.27**	Global PlayStation® 3 Format Licensed Publisher Agreement, dated December 17, 2008, by and between EA International (Studio and Publishing) Limited and Sony Computer Entertainment Europe Limited.	10-Q/A	000-17948	04/30/2010	
10.28**	Xbox2 Publisher License Agreement, dated May 15, 2005, by and among Electronic Arts Inc., Electronic Arts C.V. and Microsoft Licensing, GP.	10-Q/A	000-17948	04/30/2010	
10.29	Form of Stock Consideration Agreement, dated July 11, 2011 between EA and each of the founders and the chief executive officer of PopCap.	8-K	000-17948	07/12/2011	
10.30	Form of Call Option Agreement dated as of July 14, 2011 between EA and each Option Counterparty.	8-K	000-17948	07/20/2011	
10.31	Form of Warrant Agreement dated July 14, 2011 between EA and each Option Counterparty.	8-K	000-17948	07/20/2011	
10.32	Form of Additional Call Option Agreement dated July 18, 2011 between EA and each Option Counterparty.	8-K	000-17948	07/20/2011	
10.33	Form of Additional Warrant Agreement dated July 18, 2011 between EA and each Option Counterparty.	8-K	000-17948	07/20/2011	
10.34*	Form of 2012 Performance-Based Restricted Stock Unit Agreement	8-K	000-17948	05/18/2011	
21.01	Subsidiaries of the Registrant.				X
23.01	Consent of KPMG LLP, Independent Registered Public Accounting Firm.				X
31.01	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
31.02	Certification of Interim Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
Additional exhibits furnished with this report:					
32.01	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
32.02	Certification of Interim Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X

Number	Exhibit Title	Incorporated by Reference			Filed Herewith
		Form	File No.	Filing Date	
101.INS†	XBRL Instance Document.				X
101.SCH†	XBRL Taxonomy Extension Schema Document.				X
101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document.				X
101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document.				X
101.LAB†	XBRL Taxonomy Extension Label Linkbase Document.				X
101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document.				X

* Management contract or compensatory plan or arrangement.

** Portions of these documents have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment that was granted in accordance with Exchange Act Rule 24b-2.

† Attached as Exhibit 101 to this Annual Report on Form 10-K for the year ended March 31, 2012 are the following formatted in eXtensible Business Reporting Language ("XBRL"): (1) Consolidated Balance Sheets, (2) Consolidated Statements of Operations, (3) Consolidated Statements of Stockholders Equity and Comprehensive Loss, (5) Consolidated Statements of Cash Flows, and (6) Notes to Consolidated Financial Statements.

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Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065
(650) 628-1500
www.ea.com

Investor Relations
(650) 628-7352
http://investor.ea.com

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